Form 20-F
period 2002-12-31
EBOOKERS    PLC
filed 2003-06-27
CIK 1098128

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------
                                    FORM 20-F

(Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

|X| ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
       For the fiscal year ended December 31, 2002 or

|_| TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
       For the transition period from ________ to ________

Commission file number: 0-30358

                                  ebookers plc
             (Exact name of Registrant as specified in its charter)

                                England and Wales
                 (Jurisdiction of incorporation or organization)

                 25 Farringdon Street, London EC4A 4AB, England
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                                 None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

           Title of each class              Name of exchange on which registered
           -------------------              ------------------------------------

         Ordinary Shares, nominal              Nasdaq National Market
          value(pound)0.14 each

     American Depositary Shares, each          Nasdaq National Market
       representing the right to
      receive two Ordinary Shares


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                                                 None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of period covered by the Annual Report.

                    50,061,736 Ordinary Shares of 14 pence each

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                             Yes |X|         No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

                                         Item 17 |_|    Item 18 |X|

Presentation of Financial and Other Information

In this Annual Report, references to "$," "U.S.$," "U.S. dollars," and "dollars" are to the currency of the United States, and reference to "pounds sterling," "pounds," "(pound)," "pence," and "p" are to the currency of the United Kingdom. This report contains translations of pounds sterling amounts into U.S. dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this report as convenience translations could have been or could be converted from pounds sterling into U.S. dollars at these rates, or at all. Unless otherwise indicated, all translations in this report of pounds sterling amounts into U.S. dollars are at the rate of (pound)1.00 : $1.6095 which was the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002. The noon buying rate on June 19, 2003 was (pound)1.00 : $1.6740. See Item 3 - "Exchange Rate Information" for historical information regarding the noon buying rate for pounds sterling.

We maintain our financial books and records in pounds sterling and present our financial statements in conformity with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") and accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated financial statements appearing in this Annual Report are prepared in accordance with U.S. GAAP. The financial statements of ebookers plc for the year ended December 31, 2002 include financial information for Flightbookers Ltd. (formerly Flightbookers plc) for the entire period. The financial statements for Flightbookers Ltd. through to November 16, 2000, the date ebookers plc acquired Flightbookers Ltd., include revenue and trading results, a portion of which have been allocated to ebookers plc and included in the ebookers plc financial statements. In addition, as a consequence of the acquisition of Flightbookers Ltd. by ebookers plc on November 16, 2000, the financial statements of ebookers plc include financial information for Flightbookers Ltd. for November 17, 2000 to December 31, 2000. The presentation of the share information contained in this Annual Report for the financial years ended December 31, 1998, 1999, 2000, 2001 and 2002 has been adjusted to reflect the 25 for 7 share split which occurred in November 1999, the 10 for 1 share split which occurred in April 2000 and the 5 for 1 share consolidation which occurred in April 2001. As of December 31, 2002 our issued share capital was 50,061,736 ordinary shares and as of June 20, 2003 it was 63,574,687.

This Annual Report includes statistical data regarding ebookers, the Internet and the industries in which we operate. This includes information published or prepared by the International Air Transport Association ("IATA"). The number of travel agents accredited by IATA in Western Europe, and the breakdown by country described elsewhere in this Annual Report, is obtained from IATA.

This Annual Report refers throughout to the term "gross sales". Gross sales is a non-U.S. GAAP disclosure and represents the total transaction value of all our services and hence includes the total amount paid by customers for the services provided by us, as opposed to the margin we earn on products and services, which is the manner in which our revenue is calculated. Management believes that gross sales is a useful measure as it is widely used throughout the travel industry by companies and financial analysts as a way of tracking company size. Additionally, many travel suppliers give incentives to travel agencies based on gross sales performance.

Forward-Looking Statements

This document includes statements that we believe constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the US Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements appear throughout this document and are subject to risks, uncertainties and assumptions about us, which are difficult to predict.

Words like "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "might", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements.

These statements may be found in the sections of this Annual Report entitled "Information on ebookers plc", "Risk Factors", "Operating and Financial Review and Prospects", "Regulation" and in this Annual Report generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Risk Factors", "Operating and Financial Review and Prospects" and "Regulation". You should understand that a number of important factors could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include increased competition from airlines, international conflict, public health crises, our ability to identify, acquire and integrate companies across Europe, including our recent acquisition Travelbag Holdings Ltd., our ability to significantly increase our online revenues including those of acquired non-internet companies including Travelbag Holdings Ltd., a decline in the supply of merchant airfares available to us, a failure of our computer and communications systems, adverse developments in U.K. or European governmental regulation or electronic commerce or the impact of terrorist activity on us and the travel industry as a whole.

The foregoing list of important factors is not exhaustive and when relying on forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made.

Except as required by the rules of the United Kingdom Listing Authority, the London Stock Exchange and applicable law, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report might not occur.

The information on our website, any website mentioned in this Annual Report or any website directly or indirectly linked to our or any other website mentioned in this Annual Report, is not incorporated by reference into this Annual Report and you should not rely on it.


                                               TABLE OF CONTENTS

                                                    PART I

      ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.........................................5

      ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE.......................................................5

      ITEM 3.     KEY INFORMATION...............................................................................5

      ITEM 4.     INFORMATION ON EBOOKERS PLC..................................................................18

      ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS.................................................35

      ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...................................................46

      ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS............................................58

      ITEM 8.     FINANCIAL INFORMATION........................................................................59

      ITEM 9.     THE OFFER AND LISTING........................................................................60

      ITEM 10.    ADDITIONAL INFORMATION.......................................................................61

      ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...................................67

      ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.......................................67


                                                          PART II

      ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..............................................68

      ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.................68

      Item 15.    CONTROLS AND PROCEDURES......................................................................68

      ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT.............................................................69

      ITEM 16B.   CODE OF ETHICS...............................................................................69

      ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.......................................................69


                                                            PART III

      ITEM 17.     FINANCIAL STATEMENTS........................................................................70

      ITEM 18.     FINANCIAL STATEMENTS........................................................................70

      ITEM 19.     EXHIBITS....................................................................................92


                                 PART I


     ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.



     ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.



     ITEM 3.     KEY INFORMATION


     Selected financial data

     The selected historical financial data set forth below should be read in conjunction with the "Operating and Financial Review and Prospects" section of this Annual Report and with reference to the consolidated financial statements and notes thereto included elsewhere in this Annual Report. The selected historical financial data as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 have been derived from our audited financial statements included elsewhere in this Annual Report which have been prepared in accordance with U.S. GAAP. The selected historical financial data as of December 31, 2000, 1999 and 1998 and for each of the two years in the period ended December 31, 1999 have been derived from our audited financial statements not included herein which have been prepared in accordance with U.S. GAAP. The financial data included in the table set forth below for the years prior to 2001 has been reclassified due to a change in our policy of reporting revenue in light of Emerging Issues Task Force ("EITF") Issue No. 99-19, "Reporting Revenue Gross as a Principle versus Net as an Agent". Prior to the financial year ended December 31, 2001, we reported the full value of merchant fare transactions, where we remained the merchant of record, as revenue. Since December 31, 2001, we have reported revenue as solely the margin that we place on the underlying product or service in the case of merchant fares and published fares and our fiscal year 2000, 1999 and 1998 financial statements have been reclassified to reflect this presentation. All periods presented here have been audited by Deloitte & Touche, our independent auditors.

     Solely for the convenience of the reader, the financial data for the most recent financial year is also expressed in U.S. dollars translated at a rate of (pound)1.00 : $1.6095, which was the noon buying rate on December 31, 2002. On June 19, 2003, the noon buying rate was (pound)1.00 : $1.6740.

      The following table sets forth our selected historical financial data at December 31, 2002, 2001, 2000, 1999 and 1998.

                                                                  Year ended December 31,
                                      --------------------------------------------------------------------------------
                                          2002         2002           2001         2000          1999         1998
                                      ------------ ------------ --------------  -----------  ------------ ------------
                                        U.S.$'000  (pound)'000    (pound)'000  (pound)'000   (pound)'000  (pound)'000
      Consolidated statements of
      operations data:                                           (except share information)

      Total revenue....................... 51,110       31,755         19,403        9,654          2,091         918

      Operating (loss)/income............ (31,650)     (19,665)       (25,544)      (24,245)      (12,793)         81

      Net (loss)/income.................. (30,511)     (18,958)       (24,957)      (22,402)      (12,565)         96

      Historical basic and diluted
      net (loss)/income per share(1).....   (0.63)       (0.39)         (0.54)       (0.59)         (0.45)       0.01

      Dividends declared per share.......    0.00         0.00           0.00         0.00           0.00        0.00


                                                                  Year ended December 31,
                                      --------------------------------------------------------------------------------
                                             2002         2002           2001         2000          1999         1998
                                      ------------ ------------ --------------  -----------  ------------ ------------
                                        U.S.$'000  (pound)'000    (pound)'000  (pound)'000   (pound)'000  (pound)'000

      Consolidated balance sheet:                               (except share information)

      Total assets....................     71,414       44,370         44,703       64,745        39,835          819

      Net assets......................     26,868       16,693         16,304       39,962        32,442           57

      Capital stock (not including
      additional paid in capital).....     11,281        7,009          6,557        6,340         4,766           --
                                      ------------ ------------ --------------  -----------  ------------ ------------
      Number of shares issued and
      outstanding(2).................. 50,061,736   50,061,736     46,833,516   45,289,528    34,045,564   24,289,422


     (1) Diluted net (loss)/income per share is based upon the weighted average number of common and potential common shares for each period presented. Potential common shares include stock options using the treasury stock method. Potential common shares have been excluded from diluted weighted average common shares for fiscal years when the effect would be anti-dilutive.

     (2) The presentation of the share information has been adjusted to reflect our 25 for 7 share split (November 1999), our 10 for 1 share split
          (April 2000) and our 5 for 1 share consolidation (April 2001).


     Dividend Policy

     We have never paid cash dividends to our shareholders, and we currently do not expect to pay dividends for the foreseeable future. We expect that all available cash from operations will be used to finance the growth and development of our business, to meet our projected capital and other expenditure requirements and to fund our operating losses.


     Exchange Rate Information

     A proportion of our assets, liabilities, revenues and expenses are denominated in currencies other than pounds sterling. Accordingly, fluctuations in the value of pounds sterling relative to other currencies can have a significant effect on the translation into sterling of non-sterling assets, liabilities, revenues and expenses. The following table shows, for the periods and dates indicated, certain information regarding the U.S. dollar per pounds sterling exchange rate, based on the noon buying rate, expressed in U.S. dollars per pounds sterling.

     Fluctuations in the exchange rate between the pound sterling and the U.S. dollar will affect, among other things, our revenue, profitability and the price of our shares on the London Stock Exchange, as well as the price of our American Depositary Receipts ("ADRs") on the Nasdaq National Market.


                                                 Period end       Average rate         High              Low
                                                    U.S.$            U.S.$            U.S.$             U.S.$
                                            ----------------------------------------------------------------------

      Fiscal Year(1)
      1998........................................ 1.6628            1.6573           1.7222           1.6114
      1999........................................ 1.6150            1.6171           1.6765           1.5515
      2000........................................ 1.4935            1.5156           1.6538           1.3997
      2001........................................ 1.4543            1.4396           1.5045           1.3730
      2002........................................ 1.6095            1.5084           1.6095           1.4074

      Prior Months(2)
      December 2002............................... 1.6095            1.5863           1.6095           1.5555
      January 2003................................ 1.6448            1.6175           1.6482           1.5975
      February 2003............................... 1.5737            1.6079           1.6480           1.5727
      March 2003.................................. 1.5790            1.5825           1.6129           1.5624
      April 2003 ................................. 1.6000            1.5739           1.6000           1.5500
      May 2003.................................... 1.6393            1.6224           1.6484           1.5930
      June 2003 (through to June 19).............. 1.6740            1.6600           1.6840           1.6278

     ------------------

     (1) The average rate is the average of the noon buying rates in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on the last working day of each month during the period.

     (2) The average rate is the average of the noon buying rates in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York during the period.


     Risk Factors

     In addition to the other information contained in this Annual Report, investors should consider carefully the risks described below. Our business, financial condition, cash flows and results of operations could be materially adversely affected by such risks. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

     RISKS RELATED TO OUR BUSINESS

     Declines or disruptions in the travel industry, such as those caused by terrorism, military conflict, public health crises, or general economic downturns, could reduce our revenues.

     Travel is highly sensitive to traveler safety concerns, and thus can decline before the possibility of and after acts of terrorism or military conflict that affect the safety or the perception of safety of travelers. The terrorist attacks of September 11, 2001 on the World Trade Center and the Pentagon in the United States using hijacked commercial airliners resulted in the cancellation of a significant number of our existing travel bookings and a decrease in new travel bookings through ebookers, all of which reduced our revenues and profitability for the quarters ended September 30, 2001 and December 31, 2001. Despite ebookers' revenues recovering during 2002 from the effect of September 11, 2001, in the first quarter of 2003 our revenues, including those of Travelbag Holdings Limited ("Travelbag Holdings" or "Travelbag"), the company we acquired in February 2003, suffered as a result of the outbreak of military hostilities in Iraq. The geopolitical environment is increasingly uncertain and it is possible that ebookers' business could suffer from the outbreak of any military conflict or terrorist activity. The long-term effects of this type of geopolitical event could include, among other things, a protracted decrease in demand for air travel due to fears of additional acts of terrorism, military response to acts of terrorism and increased costs and reduced operations by airlines due, in part, to new security directives adopted by aviation regulators around the globe. These effects, depending on their scope and duration - which we cannot predict at this time - may significantly impact our long-term results of operations and financial condition.

     An additional risk to the travel industry and to our business is public health crises, such as that of Severe Acute Respiratory Syndrome, or SARS, which first became widely publicized in February 2003. SARS negatively impacted our revenues towards the end of March 2003 and continued to have an impact in the second quarter of 2003. Travel destinations most affected were Hong Kong, Singapore, China and Canada. Hong Kong and Singapore are also important stop-over destinations for our key Australian travel routes. Both ebookers and its subsidiary, Travelbag Holdings, have been affected by SARS. Governments in affected countries are taking measures to contain the SARS virus. These appear to be increasingly successful but the risk of further major outbreaks or new public health concerns has not been eliminated.

     In addition, travel is sensitive to business and personal discretionary spending levels and tends to decline during general economic downturns, which could also reduce our revenues. Other adverse trends or events that tend to reduce travel and may reduce our revenues include:

     -    political instability;

     -    regional hostilities;

     - price escalation in the airline industry or other travel-related industries;

     -    increased occurrence of travel-related accidents;

     -    airline or other travel-related strikes; and

     -    bad weather.


     We may not be able to successfully integrate Travelbag or future acquisitions into ebookers plc (the "Company") and its subsidiaries ("the Group") or grow the online sales of these companies.

     In recent years, we have expanded across Europe partly through acquisitions. While we have made substantial progress in integrating the majority of these acquisitions, this process is not yet complete. In February 2003, we acquired Travelbag Holdings which is a much larger acquisition than any made to date and as such presents higher risks than previous acquisitions. In order to successfully integrate Travelbag and support our profitability targets we need to achieve significant product synergies, combine the head office of Travelbag and ebookers, integrate technology where appropriate, move functions to our Business Process Outsourcing ("BPO") facility in India, and grow the Internet sales of Travelbag using ebookers' technology. Since we will be retaining the Travelbag brands, we also need to develop a successful multi-brand strategy. While we have previous experience integrating acquisitions, the size of Travelbag will require significant management time, attention and expertise. We will also need to motivate and retain key Travelbag personnel within the Group in order to preserve continuity within the acquired business.

     Additionally, we have stated our intention to make further European acquisitions to grow our business, particularly outside of the United Kingdom, which is currently our largest market. We could have difficulty in assimilating an acquired company's personnel, operations, products, services or technologies into our own. Even though we perform careful investigation prior to making acquisitions, we may still find that our business is incompatible with that of the companies we have acquired. Furthermore, the management time required to deal with issues arising from our acquisitions may negatively impact our ability to manage the remainder of our business.

     Our computer and communications systems could fail or be disabled which could prevent us from responding to our customers and result in our not being able to carry on our business.

     Our ability to receive and fill orders online and provide high-quality customer service largely depends on the efficient and uninterrupted operation of our computer and communications hardware systems. Our servers are all in one location and we do not have a fully redundant system for our services at an alternate site. A disaster, such as a power loss, computer viruses, telecommunications failures, break-ins, natural disasters, hacking, "denial-of-service" attacks, in which large streams of requests are sent to a target website with the intention of flooding the target server until it is disabled, or similar events, could severely damage our business prospects, financial condition and results of operations, because our services could be interrupted or delayed, data could be lost, or we might not be able to accept and confirm customer reservations. If our website was disabled for a significant period of time, our online business would effectively cease to operate until the problem was corrected and we could lose both customers and customer confidence in the security of our systems. We would expect many customers to use our telephone booking capability if our websites were not functional.

     We may not be able to successfully run our business on a multi-national basis.

     We have websites in 12 European countries, physical operations in 10 European countries and a BPO facility in New Delhi, India. As a result, our business faces greater complexities and challenges than if we operated in a single country. If our management fails to deal with these complexities and challenges, this may significantly impact our long-term results of operations and financial condition. Potential risks include:

     - management difficulties due to distance, culture and language differences;

     -    exchange rate fluctuations;

     - failure to grasp differing culture and consumer differences between customers within each country;

     -    delay in uptake of the Internet in some markets;

     -    tariffs and trade barriers; and

     -    regulatory changes and differences.


     We do not expect to produce substantial income in the short-term and may incur losses.

     Our long-term prospects depend on our ability to be a major participant in the European online travel market. For the next several years, our top priority will be the growth and further development of our business across Europe. We expect to invest to continue developing our websites, technology and operating infrastructure and may acquire additional companies in other European countries. As a result, we do not expect to produce substantial income in the short-term and if unforeseen circumstances occur, we may continue to incur losses. In order to raise money for further investment in our business we may need to issue more shares or incur debt. We may be unable to secure additional financing and our business prospects could be adversely affected if we are not able to raise adequate additional capital when we need it or on acceptable terms. If our revenues grow more slowly than we anticipate, or if our operating expenses are greater than we expect, we may not be able to grow our business as desired and ultimately we may be unable to continue to operate our business.


     Our quarterly revenues may fluctuate significantly, which could lead to unexpected revenue shortfalls.

     We expect our revenues to fluctuate from quarter to quarter as a result of seasonal fluctuations in the travel industry. Travel patterns differ from country to country in Europe and, as we continue to expand our operations across Europe, the seasonal effects upon our business will be influenced by the future geographic distribution of our revenue. In addition, during periods when many people are travelling, we may have access to no or to fewer merchant fares and we may have smaller discounts from standard published rates on the merchant rates that we do get. If we suffer unexpected revenue shortfalls, we may not be able to adjust spending quickly enough to compensate, and our cash flow, results of operations and financial position could be negatively impacted. Additionally the acquisition of Travelbag could change the seasonality of our business from historic trends. For example, the fourth quarter of the calendar year, ending December 31, has traditionally been a strong revenue quarter for Travelbag, whereas this has traditionally been the weakest revenue quarter for ebookers. The second quarter of the calendar year, ending June 30, has historically been a weaker quarter for both ebookers and Travelbag.


     We could lose access to merchant fares on short notice, which would have a substantial impact on our revenues

     Merchant fares (also known as negotiated fares) are discounted tickets that airlines, hotels, car and insurance companies offer to selected travel agents primarily to dispose of excess capacity without eroding the market for the standard published fare tickets or prices. In 2002, the majority of our gross sales came from the sale of merchant fare tickets. In addition, in 2002, over 90 percent of Travelbag's gross sales from air travel related products came from the sale of merchant fare tickets. For a description of gross sales please refer to the "Presentation of Financial and Other Information" section of this Annual Report.

     Since a significant portion of our revenue is based on the sale of merchant fares, our business may suffer if, over an extended period, our ultimate suppliers have less excess capacity available than has historically been the case. Furthermore, if these suppliers supply fewer merchant fares to us, or supply them on less favorable terms, which they can do on short notice, our ability to carry on business will be jeopardized.

     With merchant fares there is a trend away from formal contracts towards informal non-binding agreements. Key to the renewal of these agreements is our ongoing ability to sell the excess capacity of the supplier. These agreements do not require suppliers to provide a specific quantity of tickets or to deal with us exclusively. Indeed, the suppliers would generally prefer to sell more tickets themselves at published fares and fewer tickets on a merchant basis to many different travel agents. Although the terms vary, the typical agreement is for one year and is subject to change without notice and may be cancelled upon short notice. In the past, suppliers have at times renewed agreements with us on less favorable terms than previously existed and this may occur again in the future. For example, some suppliers place limits on the resale prices we charge for merchant fares or require us to pay them a percentage of the margin we earn on merchant fares. The impact of losing our merchant fare arrangements or of receiving them on less favorable terms would be harmful to our business. In particular, if we lost access to our supply of British Airways merchant fare tickets, as the sale of merchant fare tickets on British Airways represented over 20 percent of our gross sales in the United Kingdom for the calendar year ended December 31, 2002, it would have a significant impact on our revenues and profitability. Travelbag Holdings is similarly dependent on Qantas merchant fare ticket sales. These accounted for approximately 27 percent of Travelbag gross sales in the fiscal year ended March 31, 2003. For a description of gross sales please refer to the "Presentation of Financial and Other Information" section of this Annual Report.


     We could face significant competition as a result of the major airlines' strategies to limit the supply of available merchant airfares.

     Nine of Europe's largest airlines, including British Airways, launched an Internet travel agency called Opodo. According to its website, Opodo offers over 400 airlines and 30,000 hotels, a substantial proportion of which are merchant fares previously available only through contracting travel agencies like ebookers. Opodo launched in Germany on November 30, 2001, the United Kingdom in January 2002 and France in April 2002. Opodo has publicly stated that it plans to expand throughout Europe in the near future. Although Opodo may pose a threat to our business in the long-term, we do not believe that it has had a significant impact on our sales or supplier relationships to date.

     Regardless of whether Opodo ultimately becomes a significant competitor, airlines may at any time decide to discontinue their business with us or with one of our subsidiaries or adopt other competitive strategies to limit the supply of merchant fares available to us. If this happened, our revenues would be significantly reduced and our ability to carry on our business in the United Kingdom and elsewhere in Europe would be jeopardized.


     A decline in our commissions from airlines, hotel companies and car hire companies could reduce our revenue and adversely affect our business, financial condition and results of operations.

     In 2002, the majority of our gross sales resulted from sales of merchant fares. On these fares ebookers determines its own mark-up and is therefore not subject to commission pressure from our suppliers. However, a significant proportion of our revenues have historically been published fares, for which suppliers do set commission rates. In 2002, these fares accounted for 27 percent of our gross sales. If our suppliers reduce their commission rates or move to fixed commission arrangements then our revenue could decrease, which would negatively impact our strategy, financial condition and results of operations. We do not anticipate that the acquisition of Travelbag will increase our exposure to commission reductions, as approximately 90 percent of its gross sales from air travel related products in the fiscal year ended March 31, 2003 were from sales of merchant fare tickets. For a description of gross sales please refer to the "Presentation of Financial and Other Information" section of this Annual Report.


     Our reliance on distribution agreements to attract customers to our websites means that our success may be contingent on third parties' Internet operations.

     A significant proportion of visits to and bookings made through our websites result from customers coming directly to ebookers' sites. However we rely to a larger extent on agreements with Internet portals and search engines such as Yahoo!, Lycos, Tiscali, and Google to draw customers to our websites. If the number of people using their services declines, we may get fewer customers, realize fewer sales, and experience lower revenues and a decrease in our results of operations.


     We may not be able to expand our online features and services successfully enough to compete effectively.

     We intend to introduce new and enhanced websites and additional online services in order to keep the customers we have as well as to attract new ones. We may, however, experience difficulties that could delay or prevent us from introducing these new services and features. Furthermore, even if we are able to introduce new features or services, if they are not favorably received, we may fail to attract new customers or lose the ones we have now. Any new services or features may also contain errors that are discovered only after they are introduced. We may need to significantly modify the design of these services to correct errors. If our customers do not accept our services or features, or encounter difficulties with them, they may not buy the products that we offer which, in turn, will mean that our revenues will be reduced.

     The relocation of a portion of our operational functions to India may disrupt our operations and may inhibit our ability to operate our business.

     During 2001 and 2002, we relocated a portion of our operations to our wholly-owned BPO facility in New Delhi, India. We now carry out 13 separate processes in India ranging from data inputting, accounts, customer service, e-mail response, software development, to some telephone sales. Currently the majority of processes being carried out are for our U.K. operations, but we are now transferring more processes from our mainland European subsidiaries. In addition we intend to transfer further U.K. processes following our recent acquisition of Travelbag.

     Our Indian operations are subject to a number of risks. These risks include the possibility that telecommunications data links with European subsidiaries will be unreliable and our technology invested in India will not function correctly. Additionally, there may be cultural and communication difficulties with our BPO. Although we have invested significant financial and management resources to train our Indian employees, it is possible that this investment and training may be ineffective and they may be unable to adequately carry out our business. It is also possible that international diplomatic tensions in the region could result in acts of aggression or other activities that may disrupt our operations. If any of these risks, or any unforeseen difficulties, occur our ability to carry out our business in India and in Europe could be severely jeopardized.


     We may not be able to improve our hardware and software successfully or fast enough to keep up with demand, thereby damaging our service capabilities.

     Our prospects depend on increasing the number of consumers accessing our websites and making purchases, as well as contacting our call centers or visiting our walk-in shops. However, this increased activity may exceed the current capacity of our computer systems and information technology infrastructure. In particular, our connections to third party computer reservation systems, including Amadeus, Sabre and Worldspan may not be able to support a rapid increase in the number of users and upgrading our connections to these computer reservation systems could take several weeks. In addition, we may need to purchase additional computer hardware to cope with an increased load of traffic through our systems, and the integration of new hardware into our system could take several days. If we are not able to develop or to purchase the necessary hardware, or if we do not successfully upgrade our technology and network infrastructure, especially our connections to Amadeus and Worldspan, or another global distribution system, or GDS, customers may have trouble accessing and using our websites. If this happens we would lose sales and fail to attract new customers and could permanently lose current customers.


     We may be unable to adapt our business or the content or features of our websites to benefit from new technologies.

     Currently our online bookings are made via the Internet, with some supported by telephone calls. If this access channel is superseded by new forms of online access, such as via the television, mobile telephones or personal digital assistants, we may fail to adapt our technology to these new access channels, or may lack the necessary resources to do so. We have invested in building our expertise in these developing channels, including digital interactive technology, but we may be unable to utilize them successfully in our operations. Furthermore, we may invest heavily in these developing technologies only to have them superseded by others.


     If we lose access to GDSs we will not be able to conduct our business.

     We depend on GDSs for access to our suppliers' published inventory. GDSs are worldwide industry reservations systems for flights, hotels, cars, and, increasingly, other travel services. We have technical integration with three GDSs, Amadeus, Sabre and Worldspan, and have agreements with each of them. Although we have entered into these agreements in order to reduce the risk of relying on a single GDS, if we were to lose access to any of our computer reservation systems or if one or more suffers significant technical difficulties, we may not be able to book certain airline tickets, car hires and hotel reservations for our customers. If this occurs, we may not be able to operate our business properly. The minimum notice period for losing access to Amadeus, Sabre and Worldspan is 30, 90 and 30 days, respectively.

     We operate in an intensely competitive environment. If we are unable to compete effectively, we could lose customers, our revenue may decline and our ability to continue our business could be jeopardized.

     We face intense competition from traditional and web-based companies and travel agencies in each of our markets. Online competitors include Expedia, Opodo, travelocity.com and lastminute.com and there are also competitors in individual markets including Travel 24 in Germany and Gohop.com in Ireland. Offline competitors include Trailfinders, Flight Centre, STA and L'tur. We also face increasing competition, particularly in the short-haul market, from low-cost airlines such as easyJet and Ryanair that only sell direct, principally through the Internet and call centers; however, as our main focus is long and mid-haul, the competitive risk is less from these short-haul airlines. We also face competition from car hire companies and hotels selling direct to the public, as well as online companies that may specialize in the provision of discount hotel bookings, such as hotels.com, or of reduced rate car hire, such as Holiday Autos. Our competitors may have greater financial resources with which to compete against us, and we may be unable to respond effectively enough to changes in their strategy, causing us to lose market share and customers.

     Our subsidiaries may lose their licenses to issue airline tickets if they do not meet established solvency requirements.

     Our subsidiaries must each meet solvency requirements in order to maintain their licenses to issue airline tickets in their respective countries. In order to maintain a membership with IATA, ebookers' IATA-licensed subsidiaries must each meet certain criteria. Although IATA may, in certain circumstances, permit European travel agencies that fail to meet some of its requirements to remain licensed members subject to certain strict bonding requirements, our subsidiaries may also be subject to additional local regulations with respect to their solvency requirements.

     These additional regulations could also cause our subsidiaries to lose their licenses to issue airline tickets. For example, in order for our Dutch subsidiary to maintain a membership with the Netherlands Association of Tour Operators ("ANVR") and Stichting Garantiefonds Reisgelden (Travel Funds Guarantee Fund - "SGR"), two organizations in the Netherlands to which all travel agents offering package tours are required to belong, it must fulfill certain financial requirements, including a minimum annual revenue, during each fiscal year. A failure to meet these requirements for just one year would mean that our Dutch subsidiary could lose its membership in either or both of these organizations. In addition, our Swiss subsidiary is regulated by the Fondation Fonds de Garantie Legal de la Branche Suisse du Voyage ("FFGL"), a voluntary organization primarily concerned with travel agencies in Switzerland. Although there is no legal requirement for a Swiss travel agency to be a member of FFGL, it is unlikely that many local customers would purchase travel services from a non-FFGL member. In order to maintain its membership in FFGL, a travel agency must deposit annually with the FFGL a fixed amount related to gross sales from the previous year. Fonds de Garantie de la Branche du Voyage ("FGBV") acts as a guarantee for all clients who purchase their travel from a travel agency or tour operator that is an FGBV member. In case of bankruptcy of a travel agency or tour operator member of FGBV, the FGBV will make sure that the travel purchased by a client takes place as originally arranged with the bankrupt FGBV member. To cover our clients in case of bankruptcy, ebookers Switzerland has a bond of 50,000 CHF with them. Besides this bonding requirement, the FGBV also imposes on its members certain minimum standards with respect to proper insurance coverage and other matters. In Norway, travel agencies must be members of the Norwegian Guarantee Foundation ("RGF"). To become a member, a bank or insurance company has to issue a guarantee that the travel agency will fulfill its obligations towards its customers. ebookers.no AS (formerly Geotours AS), our Norwegian subsidiary is a member of RGF. In France, it is a legal requirement for a travel agency to provide a financial guarantee from a bank, or be a member of the APS. If we fail to obtain such a guarantee, our travel agent's license could be revoked because we are not a member of Association Professionelle de Solidarite de Tourisme ("APS") . In order to maintain membership of APS, a travel agency must deposit annually with the APS as a "bonding guarantee" a sum equal to a percentage of its revenue for the preceding fiscal year. Although no standards are provided by its General Orders, the APS could exclude a company that is facing financial difficulties. In Spain, a travel agency must have in place an insurance policy for a minimum of (pound)275,000 as well as deposit a bonding guarantee whose amount depends on the number of premises it has and whether the bonding guarantee is individual or through its Association. In the United Kingdom, in determining bonding levels for a travel agency, the U.K. Civil Aviation Authority ("CAA") rates the travel agency's financial strength with reference to the type of business it does. Revenue relating to each element of the business attracts varying degrees of risk defined as a percentage of the related revenue. The agency's free assets, which are net current assets adjusted for items such as freehold and long leasehold premises, must amount to at least 3-5 percent of risk revenues. In the event that it fails to meet this test each year, we may have to provide a cash injection into the company or the CAA may revoke its license.

     All the holders of our U.K. licenses (Flightbookers Ltd., Travelbag Limited and Bridge the World Travel Service Limited) have always ensured that they have satisfied the CAA on their requirements. If our U.K. license-holders fail to meet those requirements, we may lose our license to trade certain categories of ticket sales and our ability to sell merchant airline tickets would be seriously harmed because we would not be able to issue those types of tickets. This would have an adverse effect on our business in the United Kingdom and would significantly reduce our revenues.

     We may not be able to attract or retain key employees that are vital to the effective operation of our business.

     Our prospects depend on the performance of our senior management and other key personnel, such as our Technology Director who has developed much of our proprietary software that is important to our operations. If we lose the services of our Chief Executive, we might not be able to find someone else with his level of experience in managing a pan-European online travel agency. If we lose the services of our Technology Director, we might not be able to find someone with his level of expertise in relation to our technology. We do not have long-term employment agreements with most of our senior management and other key personnel. We will also be at risk if we do not retain many members of the senior management who have joined the Group as a result of the acquisition of Travelbag Holdings.


     We may be unsuccessful in our marketing and our brands may not achieve the broad recognition and develop the strong reputation necessary to succeed in the electronic commerce market.

     We must continue to market the ebookers brands and product offerings in order to attract customers and expand our business. As the markets in which we operate are highly competitive, the success of our business depends on further enhancing the ebookers brands. The success of our branding and marketing will depend to a large extent on our ability to provide our customers with high-quality online and offline experiences supported by a high level of customer service and on our ability to enhance our advertising programs. If we fail to implement our marketing and brand strategies we could fail to attract new customers or maintain existing customers and our revenues could decline. This risk has increased following the acquisition of Travelbag Holdings, as we intend to retain separate brands for each of the acquired brands, Travelbag, Bridge the World and Travelbag Adventures. We intend these to both compliment and compete with one another and with existing ebookers brands including ebookers.com and Flightbookers as part of a UK multi-brand strategy. Sales and marketing departments will be kept separate for the various brands.


     The cyclical nature of the travel market could depress our income.

     The market for leisure travel products and services is cyclical, with demand declining during periods of recession and high unemployment. The cyclical nature of this market is particularly apparent with respect to the leisure travel segment, where consumer spending tends to decline during periods of contraction in the broader economy. Our business is traditionally aided by strong rises in Internet use, nonetheless since our business is heavily dependent on the demand for travel products and services, any weakness in this overall market could reduce the level of our revenues and have a negative impact on our income.


     Our customer service center may not be able to respond adequately to increased activity generated by the expansion of our business.

     We depend on our telephone customer service center to assist customers in using our service. If the demand for access to the telephone customer service center exceeds its capacity, or if we fail to meet the customer service demands of our customers, we could lose sales, new customers and permanently lose our current customers. There will be a heightened risk of being unable to deliver adequate customer service during the period when Travelbag's customer service functions are being integrated with ebookers, and parts are transferred to our Indian BPO facility.


     We may incur liability for the content of messages displayed on our website.

     Our sites are partly designed to present information relating to our business partners, who have signed contracts for that purpose. Within this framework, we can be considered a supplier of advertising media and/or a distributor of information to site users and can incur liability if the content of messages circulated on our site is unlawful. Due to the combination of windows, deep links (or websites embedded in other websites) and hyper-links, there is a risk that users will consider us the direct supplier of products and services advertised and offered by partners on our website.

     We manage these legal uncertainties by means of contracts with our business partners in certain jurisdictions. These agreements may be disregarded if we are prosecuted. In any event, when distributing a message in conflict with these laws and regulations, ebookers, in our capacity as displayer of advertising or content producer, may incur civil and/or criminal liability.


     We may not be able to protect our intellectual property, resulting in someone else being able to use our name or technology for a competing business.

     Claims, infringement or misappropriation by third parties may hurt our business. We rely on a combination of laws and contractual restrictions, including trademark and copyright law, database rights, trade secret protection and confidentiality and license agreements with our employees, customers, partners and others, to establish and protect our intellectual property rights. However, laws and contractual restrictions may not be sufficient to prevent misappropriation of our technology or deter others from developing similar technologies. We have registered some of our key trademarks and service marks in jurisdictions which we believe to be appropriate, including the trademarks and service marks of our recently acquired subsidiary Travelbag. Effective trademark, copyright and trade secret protection may not be available in every country in which we make our products and services available; for example, French law does not provide any patent protection for software or know-how. The steps we have taken to protect our proprietary rights may not be adequate. Accordingly, third parties may infringe or misappropriate our copyrights, trademarks, trade secrets and similar intellectual property rights, and we may be required to incur significant expenses preserving our rights.

     We may face potential litigation based on claims that we have infringed the intellectual property rights of others which could expose us to a costly defense, result in substantial damages or cause us to restrict our operations. As the Internet and electronic commerce develop, it is likely that there will be claims by individuals and companies who will assert that they have intellectual property rights over technologies or processes used in electronic commerce. If someone were to claim that we were violating their intellectual property rights, it would be costly for us to defend such an action and it might result in us having to pay substantial damages, pay license fees in order to continue those portions of our operations found to be within the scope of the claiming party's intellectual property rights and/or discontinue those portions of our operations. Any of these results would have a negative impact on our results of operations and might jeopardize our ability to continue our business in its current form.


     We may not be able to protect our domain names, which would damage our brand and may cause us to lose customers.

     We are the registered proprietor of various Internet domain names relating to our business. The Internet Corporation for Assigned Names and Numbers and its officially appointed registrars, governmental agencies and their designees regulate the registration of domain names. The current system for registering, allocating and managing domain names has given rise to litigation, including trade mark litigation, since domain names may be allocated to any person who requests that allocation, whether or not a third party owns the rights to a trade mark incorporated in that domain name. There can be no assurance that our domain names or their value will not be affected by changes related to the registration and protection of domain names. If we were to lose the exclusive right to use our domain names, or we fail to register appropriate domain names as new top-level domains become available or renew our registrations or we are unable to prevent our brand being diluted through the use of similar domain names by others, our Internet sales may be irreparably damaged because customers may be unable to find our website or may be diverted to other sites.


     Our or our third party suppliers' inability to modify or adapt our or their GDS interface software and other infrastructure components in a timely manner, or the expenses incurred in making such adaptations, could cause us to lose customers and would negatively impact our revenues.

     The industry in which we compete is characterized by rapid changes in technology, user and customer requirements and preferences and industry standards and practices. New developments could quickly render our existing websites, proprietary software and systems obsolete. Modifications of GDS software or hardware, for instance, could render obsolete our GDS interface software.

     As a result of rapid changes in our industry, we and our third-party suppliers will be required to continually improve the performance, features and reliability of our services, particularly in response to competitive offerings. Our success will depend, in part, on our and our third-party suppliers' ability to enhance our and their existing services and develop new services in a cost-effective and timely manner. The development of proprietary software entails significant technical and business risks and requires substantial expenditure and lead time. We or our third party suppliers may not be able to adapt successfully to customer requirements or emerging industry standards. In addition, the widespread adoption of Internet, networking or telecommunications technologies, or other technologies, could require us or our third-party suppliers to incur substantial expenditures to modify or adapt our or their services or infrastructure.


     RISKS RELATED TO THE INTERNET INDUSTRY

     If online commerce does not continue to grow in Europe, our business may not succeed.

     Our future revenues and profits depend, to a substantial degree, on the widespread acceptance and use of the Internet and online services as a medium for commerce by customers and sellers. If acceptance and growth of online commerce does not continue, we will not be able to develop and maintain a sufficient customer base.

     The rapid growth in the use of the Internet and online services has been a recent phenomenon and, as we have witnessed over the last year, the historical growth rates of e-commerce may not continue. Moreover, there are few proven products or services in the Internet market. Convincing consumers to purchase travel services online may be particularly difficult because expenditures on leisure often form a significant portion of an individual's disposable income which may vary depending on economic cycles. Consumers have traditionally relied on travel agents for advice and recommendations as to destinations and scheduling, as well as for bookings, and are accustomed to a high degree of human interaction in purchasing travel services which the Internet may be unable to provide.

     For us to achieve significant growth, customers who have historically used traditional means of commerce will instead need to elect to purchase products and services online, and sellers of products and services will need to accept or expand use of the Internet as a channel of distribution. Our revenues and profits depend on customers visiting our websites and actually purchasing goods and services. Customers could potentially use the websites for route, price and other information and choose to make actual purchases elsewhere. If this happens, we may not be able to adequately grow our business or revenues or achieve sustainable profitability.


     Privacy concerns may make it hard for us to collect information on our customer base and may deter customers from using our website.

     Websites typically place "cookies" on a user's hard drive without the user's knowledge or consent. We use cookies for a variety of reasons, including collecting data derived from the user's Internet activity. Most currently available Internet browsers allow users to either remove cookies at any time or prevent cookies from being stored on their hard drives. We also gather information about our customers by asking them to fill out online forms when they purchase a product or service from us. We save this information and use it for marketing purposes. Any reduction or limitation in the use of cookies or other information we collect could limit the effectiveness of our sales and marketing efforts.

     In the European Union ("E.U."), the data protection directive imposes restrictions on the collection, use and processing of personal data. Cookies are personal data and therefore subject to the directive. Under the directive, where an individual's personal data is collected or used in the European Union, that individual has the right to know the identity of those that hold or have access to his personal data, the right to know where the data originated, the right to have inaccurate data rectified, the right to recourse in the event of unlawful processing of his data and the right to withhold permission to use their data for direct marketing. Full compliance with the directive restricts the way in which we collect and use personal data collected in E.U. Member States and this may adversely affect our business.

     The proposed directive on the use of personal data in the electronic communications sector will clarify the issue of data protection and cookies. If adapted in its current form, we would need to ensure that users are given the opportunity to access information on the use of cookies.


     Privacy legislation may place restrictions on the conduct of our business, particularly in relation to sending our customer data outside of Europe.


     Companies which process data in the European Union are not allowed to send personal data to countries outside the European Economic Area which do not maintain adequate standards of privacy. We send personal data to countries outside the European Economic Area, in particular to our Indian subsidiary, Technovate Data and Services Private Limited, which operates our BPO facility. To ensure that these transfers comply with the data protection directive we must either obtain the consent of the individuals for those transfers or put an adequate contract in place between the relevant ebookers company and the company outside the European Economic Area, which ensures that the security of the data is maintained. Currently ebookers is finalizing an audit of transfer of our data to countries outside the European Economic Area to address these compliance issues and we are planning to conduct a similar audit of our recent acquisition, Travelbag. Complying with these requirements may affect our business and failing to comply may lead to sanctions, fines, claims for compensation and in some jurisdictions criminal liability.


     Even where we comply with E.U. privacy laws we may have to comply with national variations including higher standards in certain countries.

     Even though the purpose of the E.U. privacy directive is to harmonize the various national laws on data protection in the European Union, the directive sets a minimum standard and therefore; requirements may vary from country to country within the European Union and may continue to do so in the future. We may, therefore be obliged to comply with different legislative requirements (and in particular, with those of a higher standard than those required by the directive) which could have an impact on our ability to collect, use and export data outside the European Economic Area.

     Current and proposed legislation may make it hard for us to market our business, particularly by e-mail.

     There are current variations in national legislation relating to the use of unsolicited e-mail for the purpose of marketing. In some E.U. Member States unsolicited e-mail is prohibited, in others, users are given the right to opt-out of receiving unsolicited e-mail. Although we do not currently use unsolicited e-mail, in the future, this legislation may limit our ability to market our business and to have a uniform policy on the use of spam across the jurisdictions in which we operate.

     Under the e-commerce directive, where unsolicited e-mail is permitted in particular E.U. Member States, it must be identified clearly and unambiguously as unsolicited commercial communications, as soon as it is received by the customer. Furthermore in such Member States, senders of unsolicited e-mail are required to consult and observe the preferences of those not wishing to receive these e-mails. A further directive relating to the use of personal data in the electronic communications sector introduces further regulation of unsolicited e-mail. Under this directive unsolicited automated communications for direct marketing by e-mail and Short Messaging Service ("SMS", commonly known as text messages) may only be allowed where users have given their prior explicit consent. Some direct marketing to certain existing customers will be permissible under the directive providing such customers have been given the right to object and have not done so (but more onerous requirements apply in some Member States). If we have to overhaul the contents of our database and obtain new forms of consent in order to achieve this, we are likely to incur significant cost.


     If we fail to comply with data protection legislation action could be taken against us and our reputation may be damaged.

     If we breach applicable data protection legislation, we may be subject to claims from our users claiming that we have infringed their privacy rights, and we could face administrative proceedings initiated against us by the applicable data protection regulatory authorities. In certain jurisdictions, the regulatory authorities have the authority to levy substantial fines for breaches of applicable legislation and in some jurisdictions there are criminal sanctions in certain circumstances. In addition, enquiries made by data protection regulatory authorities often lead to negative publicity for the company concerned.


     Government regulation relating to e-commerce may force us to modify or abandon practices.

     Regulation of the Internet and electronic commerce is rapidly evolving. There have been an increasing number of laws and regulations directly applicable to the Internet and e-commerce. It is possible that additional laws and regulations may be enacted with respect to the Internet, covering issues such as user privacy, law enforcement, pricing, taxation, content, copyright, distribution, and quality of products and services. Additionally, the rapid growth of electronic commerce is prompting the development of tougher consumer protection laws. The continued adoption of such laws or regulations could reduce the rate of growth of electronic commerce on the Internet and could harm our business both directly and indirectly. In addition, business operations on the Internet are subject to existing laws governing issues such as property ownership, copyright and other intellectual property issues, taxation, libel, obscenity, consumer protection and personal privacy. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. The application of these existing laws to the Internet could also hinder the operation of our business.


     The global nature of our business subjects our operations to regulation by a multitude of national laws.

     Due to the global nature of the Internet, it is possible that, although the servers and infrastructure used to provide ebookers' services are based in the United Kingdom, Ireland and India, the governments of other countries, in particular, those countries where we seek customers, might attempt to regulate our products and services or prosecute us for violations of their laws. Because our content is available over the Internet all around the world, these jurisdictions may claim that we are required to qualify to do business in each such country or that we are required to notify governmental authorities of our activities relating to the collection and processing of user data, or relating to the provision of financial services information. Any such legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could make it difficult for us to operate our business in its current form.

     In its report of July 2, 1998 on the Internet and digital networks, the Conseil d'Etat, France's highest administrative tribunal, stipulated that the Internet should be considered as advertising space and that existing French legal rules should be applied. These rules encompass a wide range of areas, such as rules on the protection of minors, the nature and content of advertising, the regulation of unsolicited e-mail and the Loi Toubon on the obligation to use the French language. These regulations are applicable to web pages banners, e-mail, icons, sound, text, pictures and even hypertext links.

     Under the e-commerce directive, the laws of the country of the service provider will apply to the provision of its services over the Internet (the "country of origin principle"). However, the country of origin principle does not apply to contractual obligations concerning consumer contracts. We are, therefore, exposed to mandatory consumer protection laws in all the E.U. Member States where our customers are located.


     Laws protecting consumers may mean that consumers can enforce contractual rights in the courts of their home jurisdiction.

     The regulation on the jurisdiction, recognition and enforcement of judgments in civil and commercial matters (the "Brussels Regulation") entered into force on March 1, 2002. It applies to all E.U. Member States except Denmark. Consumers who enter into online contracts will, in many cases, be entitled to sue in their own jurisdiction irrespective of the location of the other party, and where an action is brought against a consumer based in the E.U. this can only be brought in the consumer's home country. As we operate websites in 12 different European countries, this is likely to increase our costs in the event of being sued.



     RISKS RELATED TO INVESTING IN OUR SHARES AND ADRs

     The price of our ordinary shares and ADRs may be volatile and may decline.

     The price of equity securities of Internet or Internet related companies, including those of ebookers, have historically been very volatile and this volatility may continue into the foreseeable future. Sudden and significant changes in the prices of our ordinary shares and ADRs may be driven by industry wide factors and market sentiment outside of our control or not directly related to us.

     Events that may influence the price or volatility of our ordinary shares and ADRs include:

     -    fluctuations in our quarterly operating results;

     -    conditions or trends in the Internet, e-commerce or travel industries;

     - changes in the economic performance or market valuations of other Internet, e-commerce or travel companies;

     - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments, such as the announcement of our acquisition of Travelbag in February 2003;

     -    the significant sale of our ordinary shares or ADRs;

     -    additions or departures of key personnel;

     -    potential, threatened or actual litigation or similar proceedings; and

     - acts of terrorism or other causes of general disruption in the travel and travel-related industries.


     A liquid market may not exist for our shares and ADRs.

     ebookers' equity securities are traded on two stock exchanges, as ADRs on the Nasdaq National Market and as ordinary shares on the London Stock Exchange. Following the sale of 3,000,000 ordinary shares by our Chairman, Chief Executive and controlling shareholder, Dinesh Dhamija in November 2002, the free float at the end of 2002 was approximately 46 percent of all ordinary shares issued. This lack of liquidity may have been a contributory factor to the historic volatility in the price of our equity securities. Since the end of 2002 with the issue of new equity resulting from the acquisition of Travelbag, the free float has increased to approximately
     57.49 percent of all ordinary shares issued, and the percent of shares held by our Chief Executive Officer and other Directors has decreased to 42.51 percent.




     RISKS RELATED TO INVESTING IN AN ENGLISH COMPANY

     Your rights as shareholders will be governed by English law, which significantly limits your rights to bring derivative actions and may make it more difficult for you to win U.S. securities law claims against us.

     We are a public limited company organized under the laws of England and Wales. The rights of holders of ordinary shares and therefore, many of the rights of holders of ADRs, are governed by English law and by our memorandum and articles of association. These rights differ from the rights of shareholders in typical U.S. corporations. In particular, English law significantly limits the circumstances under which shareholders of English companies can bring derivative actions. Under English law generally, only we can be the proper plaintiff in proceedings in respect of wrongful acts committed against us. In addition, it may be difficult for you to win a claim against us, our directors and officers and the named experts under, or to enforce liabilities predicated on, U.S. securities laws. As a result, it may not be possible for you to:

     - effect service of process within the United States upon us or our directors and officers and the named experts;

     - enforce in U.S. courts or outside the U.S. judgments obtained against us or our directors and officers and the named experts in U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws; or

     - enforce in U.S. courts judgments obtained against us or our directors and executive officers and the named experts in courts in jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws. You may also have difficulties enforcing liabilities under the U.S. securities laws in original actions brought in courts in jurisdictions outside the United States. In addition, it may be difficult for you to enforce liabilities against us, our directors and officers, and the named experts in the United Kingdom in original actions or in actions for the enforcement of judgments of U.S. courts predicated upon the federal securities laws of the United States.



     ITEM 4. INFORMATION ON EBOOKERS PLC


     History and development of ebookers plc


     Incorporation

     ebookers plc was incorporated in Great Britain with registration number 3818962 on August 3, 1999 under the Companies Act 1985 as a limited liability private company with the name Shornhold Limited. The Company changed its name to ebookers.com limited on August 25, 1999 and re-registered as a public limited company on October 21, 1999 under the name ebookers.com plc. On November 30, 2001 the Company changed its name to ebookers plc. Our principal executive offices are located at 25 Farringdon Street, London EC4A 4AB, England and our phone number is +44 (0) 20 7489 2222.

     Prior to June 1999, we were the Internet arm of Flightbookers Ltd., which has been selling travel products and services since 1983. In June 1999, we became a separate subsidiary of Flightbookers Investments Limited (previously Flightbookers S.A.R.L.). On November 16, 2000, we acquired Flightbookers Ltd., which from June 1999 to November 2000 provided us with our merchant fares and fulfilled our travel product and service sales in the United Kingdom. In the process, we acquired Flightbookers Ltd.'s relationships with approximately 50 airlines and other travel suppliers, now providing us with access to a broad range of merchant fares in the United Kingdom and elsewhere.


     Recent Corporate Events

     In February 2003 we acquired Travelbag Holdings. Travelbag Holdings is one of the largest U.K. travel agencies in the U.K. non-package sector. Its gross sales (see paragraph below) in the calendar year 2002 were approximately (pound)200 million. In this period, over 98 percent of its sales were mid and long-haul, particularly to the high-value Australia and New Zealand markets. Its gross margins were approximately 14 percent with an average transaction value of over (pound)1,450. Travelbag Holdings sells over the telephone, through a network of 15 shops, and through websites for all three brands, Travelbag, Bridge the World and Travelbag Adventures.

     This transaction was in furtherance of the acquisition strategy first set out by the Directors of ebookers in early 2002 to make large scale acquisitions of mainly offline travel companies in order to meet their target of (pound)1 billion of annualized gross sales within 2004 through both organic and acquisitive growth (i.e. during a quarter in 2004 ebookers aims to achieve gross sales in excess of (pound)250 million). For a description of gross sales please refer to the "Presentation of Financial and Other Information" section of this Annual Report.



     Our acquisition strategy aims to secure the following benefits:

     - increased scale, leading to higher margins through better buying and negotiating power with suppliers;

     - cost synergies through the use of ebookers' Indian BPO facility, which reduces processing and administrative costs of an acquired entity;

     - increasing the growth rate of acquired businesses by taking them online using ebookers' technology and expertise; and

     -    improved range of supplier product relationships.

      Our Business


      Overview
      We are a leading pan-European online travel agency with websites servicing 12 European countries - United Kingdom, France, Ireland, Germany, Austria, Spain, The Netherlands, Switzerland, Sweden, Denmark, Norway, and Finland. We specialize in the mid and long-haul leisure segments of the European travel industry. We specialize in the modular area of the market, meaning that we allow consumers to choose each component of their holiday themselves, such as a hotel, flight, or car hire, rather than buying a "one size fits all" holiday, as with the package sector of the market. We also specialize in selling discount merchant fares, which we negotiate directly with leading travel suppliers in order to help them sell their excess capacity without damaging their pricing structure and brands. We have a 20-year travel heritage which, when combined with the relationships we have established during this time and our acquisition strategy of buying established companies, has given us what we believe to be one of the widest ranges of discount travel products on the internet in Europe. This range includes discount airfares, hotels, car hires, cruises and travel insurance. We also sell standard priced fares for leading airlines, hotels and car hire suppliers. We have a management team that comes from the traditional travel agency sector and is highly focused on controlling costs. In furtherance of controlling costs, we have established a low-cost BPO facility in New Delhi, India with a staff of 529, which currently carries out 13 separate functions including e-mail sales and software development.

      We have a multi-brand marketing strategy. Our main corporate brand is ebookers but we also sell through other brands including Flightbookers and Hotelbookers in the United Kingdom, MrJet in the Nordic region and Dimensiones in Spain. Following our acquisition of Travelbag Holdings in February 2003, we now also sell using the Travelbag, Bridge the World and Travelbag Adventures brands. Each brand has a different focus and customer appeal and, to a certain extent, competes with the other brands. Over a period of time we intend to assimilate all of our separate brands into the ebookers brand, as we have done in the past with previous brands.

      Each of our websites is in the local language and focused on local consumer needs. Our websites allow customers to shop from and compare a wide selection of airfares, hotels, car hires, cruises, holiday packages and other travel products. Increasingly our customers are able to combine a number of products in one purchase in order to secure greater savings. As many of our product and service offerings are negotiated, or discount rates, they will often be accompanied by numerous use and timing restrictions, which can easily be viewed by our customers prior to making a purchase.

      While ebookers specializes in online travel, and our web presence is driving our growth, we also believe that we need to offer traditional sales or enquiry channels to our customers where demanded by them, for example call centers, and some walk-in stores. The low-cost processing capability of our Indian BPO means that we can still profit from offline sales transactions.

      As the majority of our travel sales are to mid and long-haul destinations, we do not consider ourselves to be in direct competition with short-haul operators, such as low-cost European airlines easyJet and Ryanair. In fact, we believe that they are complementary to our business as they have helped educate European consumers in booking travel online.

      Europe is a complex and fragmented market which cannot be serviced from one central location due to licensing requirements and the need to secure merchant fares on a country-by-country basis. Consequently, we have a physical presence in 10 European countries and ensure that our websites, call center operations and marketing strategies are adapted to reflect the linguistic, cultural and consumer differences within our marketplaces.

      For the year ended December 31, 2002, our revenues were (pound)31,755,000. For the year ended December 31, 2002, merchant air fares accounted for 36 percent of revenues, published air fares 15 percent, hotels 10 percent, car hire 3 percent, packages 5 percent, travel insurance 3 percent and other travel income and non-travel sales accounted for 28 percent.

      We believe we have a strong management team in place that has considerable experience in the travel and travel-related industries. Our Board members among themselves have over 100 years of collective experience in travel or travel-related industries.


      Indian BPO facility

      We believe our Indian BPO facility is a competitive advantage and underlines our commitment to becoming the lowest cost provider in the industry. This facility has been designed to give ebookers the capability to manage significant increases in Internet and telephone sales at lower costs than have been achieved historically.

      During the second half of 2002 the BPO facility became fully established and currently has 529 staff members, many of whom are multi-lingual. All staff are highly qualified graduates and all staff undergo a structured training program. BPO facility staff carry out 13 separate processes including e-mail sales, customer service, competitor pricing analysis, accounting, internal audit and software development.

      In its establishment phase, the majority of processes carried out in the Indian BPO facility were for ebookers' U.K. operations. However, other operating countries are now starting to transfer functions where appropriate. For example, France outsourced e-mail and back office functions to India from March 2003 and transferred some call center functions to ebookers' multi-lingual hub in Dublin. In addition, Finland has made significant use of the Indian BPO facility following its initial migration of call center functions to India starting in August 2002. A second Finnish call center team started in January 2003 with many other back office functions expected to be transferred in the remainder of 2003.

      In the future, ebookers anticipates that incremental cost savings results from India will grow more significant as scale increases and more of ebookers' operations relocate their functions to the BPO facility. The facility has already increased staff training so that it may accommodate additional workload following the acquisition of Travelbag Holdings.



      Acquisition of Travelbag Holdings

      In February 2003 the size and scope of our company was significantly expanded with the acquisition of Travelbag. This transaction was in furtherance of the acquisition strategy first set out by the Directors of ebookers in early 2002 to make large-scale acquisitions of mainly offline travel companies in order to meet ebookers' target of (pound)1 billion of annualized gross sales within 2004 through both organic and acquisitive growth (i.e. during a quarter in 2004 ebookers aims to achieve gross sales in excess of (pound)250 million). For a description of gross sales please refer to the "Presentation of Financial and Other Information" section of this Annual Report.

      An Integration Committee was formed following the acquisition, comprising Tani Dhamija (Executive Director), Peter Liney (U.K. Managing Director), Nigel Addison Smith (Chief Financial Officer), Helen O'Byrne (Company Secretary), Paul Kennedy (Group Human Resources Director) and Peter Bradshaw (U.K. Finance Director). The Integration Committee aims to:

     - Secure buying and margin synergies by leveraging the new size of the Group.

     - Maximize group wide product synergies by distributing product between brands. ebookers has a strength in travel to the United States. Travelbag Holdings has a strength in Australia/New Zealand and adventure travel holidays.

     - Achieve online sales growth with the Travelbag brands. Travelbag's traditional focus has been on offline sales channels such as the telephone. We aim to use our technology to transform the customer experience and transactional experience of Travelbag's websites and move them to growth rates more in line with those historically achieved by ebookers. We intend to use our considerable experience of growing the Internet sales of offline travel businesses. For example, using "online booking incentives" to encourage traditionally offline customers to make reservations using the Internet.

     - Realize operating synergies through the merger of the head offices of Travelbag and ebookers in the United Kingdom, and the transfer of certain processes to ebookers' Indian BPO facility, as was the case in 2002 following the integration of Flightbookers.

     Industry background


     The market for travel products and services in Western Europe

     Western Europe is not a single market, but a collection of numerous markets based in individual countries with varied languages and cultures. To reach a significant number of European households, we believe that websites not only need to be translated into several languages, but also need to be tailored so that their product and content accommodate the different cultures.

     In addition, the Western European travel agent industry is highly fragmented and generally local or national in scale. According to data provided by IATA, at December 31, 2002, there were 21,446 travel agents accredited to IATA in the 12 countries in Western Europe currently serviced by ebookers, including 3,009 in the United Kingdom, 4,669 in Germany and 3,772 in France. In addition, throughout Western Europe there are many non-IATA accredited travel agents.



     Travel agents

     Travel agents typically book reservations through GDSs, such as Amadeus, Sabre, Worldspan, and Galileo, which provide real-time access to data on schedules, fares, availability and other information for airline tickets, hotel rooms and other travel products and services. GDSs constantly update their data, showing as many as one million airfare changes daily. Customers traditionally have relied on travel agents to access and interpret such rapidly changing information. As a result, the ability of customers to obtain the most favorable schedules and fares has depended, and continues to depend, on the skill and experience of individual travel agents.

     Published fares

     The prices for air travel, hotel rooms and car hires shown on GDSs are published fares which travel suppliers can sell either directly to the passenger or through a travel agent accessing a GDS. Typically these prices are set a year in advance. A commission is paid to the travel agent on each product or service sold at the published rate.

     Merchant fares (also known as negotiated fares)

     Travel suppliers, such as hotels, airlines and car hire companies, are often unable to sell all their product at published rates, resulting in excess capacity. Travel suppliers traditionally have not marketed their excess capacity directly to the public at discount prices because these discount fares would compete with their own regular published fares. Therefore, the suppliers generally consign or sell this excess capacity through independent third parties, who offer tickets at a substantial discount of between 15 and 65 percent below the regularly published fares. Although travel suppliers often impose restrictions on these merchant fares, their low price generally appeals to price-sensitive business travelers and leisure travelers with flexible itineraries. Because these fares are not available from travel suppliers directly, they are referred to as "negotiated", "merchant" or "non-published" fares. Travel suppliers do not advertise the prices of merchant fare tickets or list these fares on GDSs, but the third-party reseller may publish them directly in the media or otherwise, subject to restrictions that limit a third party's ability to advertise the identity of the airline. Merchant fares are generally available up to a year in advance of departure date.


     Distressed fares

     Distressed or late booking fares are a sub-category of merchant fares, but ones which are available for sale typically 15 days or less prior to departure. They can offer even bigger discounts to customers of up to 75 percent from the price of the standard published fare.




     The ebookers approach

     Our philosophy is to endeavor to give our customers the most choice, value, convenience and control over what and how they buy travel and travel-related products. We specialize in the modular area of the leisure travel market. In this market consumers choose each component of their holiday themselves, such as a hotel, flight or car hire rather than buying a "one size fits all" holiday, as with the package sector of the market. We believe that modular travel is ideally suited for the Internet, as Internet technology allows customers to act like their own travel agent and choose and compare from thousands of constantly updating travel options. We are also introducing technology to allow customers to secure savings on their trip by combining travel modules, such as a car and a hotel, into a single purchase. We believe that the traditional package market is gradually giving way to the modular approach as customers become more sophisticated and want to take more control of their own travel requirements.

     Benefits to the consumer

     We offer customers a wide range of benefits:

     - Wide product choice. Due to our 20-year travel heritage and strategy of acquiring companies with established supplier relationships, we believe that we offer our customers one of the widest range of merchant travel products on the Internet in Europe. Our recent acquisition of Travelbag Holdings has further improved our product range, particularly in the Australasia and adventure holiday markets. Our different brands offer different types of consumer choices.

     - Value for money. The majority of our sales are discount merchant fares negotiated directly with travel suppliers to help them sell their excess capacity. With merchant fares our customers benefit from prices that can be as much as 75 percent less than standard published fares.

     - Choice of sales channel. While we encourage customers to shop online we also offer customers the option to purchase via the telephone or via walk-in stores.

     - Maximum control and ease of use. We believe that our website technology and wide range of modular travel components empowers customers to become their own travel agents. On our websites customers can choose from thousands of travel options from leading travel suppliers at both published and merchant rates before making their booking. We have designed our websites to be intuitive and easy to use and are continually updating them with new technological features.

     - Multinational service. Our websites and call centers are multilingual and multi-currency for each of the European countries in which our products and services are offered. Our product ranges are refined to reflect local travel needs and preferences.

     - Customer service. We offer telephone and e-mail support during business hours across Europe and seven days a week, 24 hours a day in the United Kingdom.

     - Transaction security and customer privacy. We have industry-standard encryption and authentication measures designed to protect our customers' information (128 bit, SSL Encryption).


     Benefits to our suppliers

     We believe that, in addition to benefiting our customers, our online travel services benefit travel suppliers by providing them with an efficient channel to reach travel consumers. We assist carriers in selling excess capacity without eroding their prices on other fares, enabling carriers to increase profits through incremental revenues accompanied by low marginal costs. In effect, we create an electronic marketplace that matches the purchasing needs of consumers with the available published and merchant inventory of travel suppliers.


     Strategy

     ebookers has a strategy that aims for high growth, while maintaining our commitment to be the lowest-cost provider in the industry. As part of our strategy in 2003, we intend to:

     - fully integrate Travelbag into the Group and maximize revenue and cost synergies;

     - increase our revenues by selling more high-margin non-air products such as cars and hotels through new technology and improved negotiation with product suppliers, and by developing more niche, higher margin travel product categories;

     - encourage more booking on our websites by improving their usability and functionality and improving the website technology of the Travelbag brands;

     - continually improve our product range and differentiate our brands from the competition by offering the widest range of products at the best prices;

     -    keep costs low by increasing our use of automation technology.;

     - maximize the use of our low-cost Indian BPO facility by continuing to transfer certain functions such as e-mail sales, data inputting, internal audit and customer relations services if profitable and practicable to do so. In particular, we will work to move certain Travelbag processes to the Indian BPO facility; and

     - consider further acquisitions, particularly in continental Europe, provided that these acquisitions are in line with ebookers' acquisition strategy and benefit both the Company and our shareholders.



      Product Offering


      Air travel

      We offer our customers merchant negotiated and distressed discount fares on most major airlines. We resell these tickets at prices that are usually well below standard published fares, but still above what we would need to pay to acquire them from the airlines. The difference between what we pay for the tickets and what we get from our customers is our revenue. We do not carry inventory risk on merchant fares and generally our mark-up is higher than the commission we would receive for selling standard published fares.

      We usually take these merchant fare tickets on a consignment basis, purchasing the tickets from the airlines only when our customers buy them from us. When merchant fare tickets are taken on consignment, we do not have inventory carrying costs or the risk that we will not be able to sell tickets for more than we paid for them. We may in the future buy merchant fare tickets in blocks, before we have sold them to our customers and, in such case, we would bear the risk of selling these tickets for less than we purchased them.

      Airlines generally do not give consumers direct access to merchant fares. The routes that we can offer, and the discount levels at which we can sell tickets on these routes, depend upon how much availability the airlines have. The merchant fares that we offer provide our customers with cost savings, but are sometimes subject to limitations and restrictions that may make them unattractive to travelers who need flexibility in their itineraries. For our customers who cannot find a merchant fare for a particular itinerary, we attempt to offer the published fare for the same route.

      When we sell published fares, the airline pays us a commission on the gross amount. At present, we receive commissions from airlines that are at least as favorable as those received by traditional travel agents. In addition, we have arrangements with a small number of airlines to receive performance-based incentive commissions if certain volume-based sales targets are met and, at times, we receive marketing support from the airlines. During 2002, ebookers' margin on income from airfares was 9.4 percent (2001: 7.8 percent).

      Hotel accommodation

      Our customers can use our websites to find discounts on hotel chains around the world, through the GDSs. The attractive rates we can offer our customers are based on volume discounts that we have obtained from select hotels. In general, these rates can be up to 50 percent below the hotels' published rates. In most instances, we can also offer our customers bookings at published rates, if they cannot find a discount rate that meets their needs. We earn a commission on published rate reservations, and a margin over our costs on bookings at our discount merchant rates.


      Car hire

      Our customers can use our websites to book hire cars at merchant prices from several of the major car hire companies around the world. We post these prices on our website and customers can reserve online. We earn a margin over our costs on car hire bookings.


      Cruises and tour packages

      Our customers can use our websites to find cruises and tour packages. We make a commission on each tour package and on each cruise booking sold through third-party suppliers and set a mark-up on any merchant packages sold by ourselves. We have access to discounted rates with all of the major cruise lines, including Carnival Cruise Lines, Cunard Lines, Holland America, Windstar Cruises, Costa Cruise Line, Royal Caribbean International, Celebrity Cruise Lines, Fred Olsen Cruise Lines, Sea Dream Yacht Club, Radisson Seven Seas Cruises, P&O Princess Cruises, Ocean Village, Norwegian Cruise Lines and Royal Olympia Cruises.

     Customers throughout Europe can use our websites to buy travel insurance underwritten by third party providers. These include American International Group, Inc. ("AIG"), Europeesche Verzekeringen and Elvia. These companies provide us with an annual schedule of premium rates for various types of travel insurance. We then mark-up these rates, sell the insurance to our customers as an agent for the insurer and retain the excess attributable to the mark-up to cover our selling costs and make a profit.

      Niche travel products

      As part of our strategy of developing higher margin niche travel products we have developed a number of specialist travel product ranges. These include luxury travel, adventure holidays and sports tours and sporting breaks.


      "Build your own holiday"

      We have technology on our websites to enable customers to secure even better value for money by booking more than one modular item together, such as a flight with a hotel or a car. In the industry this is often called "Dynamic Packaging" technology. It differs from traditional "off the shelf" packages or tours because it allows consumers to create their own holidays from scheduled modular travel options.


      Other travel services

      We also offer currency exchange rate information, destination information, links to up-to-date weather and travel information and a global timezone conversion feature.


      Enhancement and expansion of our business relationships

      As part of our objective of providing a range of innovative and value added services to our customers, we seek to continue both to widen the range of travel services offered through our websites, as well as to provide a comprehensive offering for each service. To that end, we intend to establish new alliances with other potential suppliers of travel-related products and services to suit our customers' needs.


      Geographic breakdown of revenue

      For the year ended December 31, 2002, revenues associated with sales in the United Kingdom were (pound)21,640,000 and sales associated with Continental Europe were (pound)10,115,000. For the year ended December 31, 2001, revenues associated with sales in the United Kingdom and Continental Europe were (pound)11,864,000 and (pound)7,539,000, respectively. For the year ended December 31, 2000, revenues associated with sales in the United Kingdom and Continental Europe were (pound)3,789,000 and (pound)5,865,000, respectively. All Travelbag revenue is currently associated with sales in the United Kingdom and is not included in the above amounts as it was not acquired by us until February 2003.


      Seasonality

      By its nature, the European travel business is seasonal. In the United Kingdom, our principal market, we have traditionally experienced the highest volume of sales during the third quarter of the calendar year, ending September 30, and the lowest volume of sales during the fourth quarter of the calendar year, ending December 31. In the rest of our European markets taken as a whole, because travel patterns vary from country to country, the effects of seasonality have not had a material impact on our business. As we continue to expand our operations across Europe, seasonality of our business will be influenced by the future geographic distribution of our revenue. Additionally the acquisition of Travelbag in 2003 could change the seasonality of our business from historic trends. For example, the fourth quarter of the calendar year, ending December 31, has traditionally been a strong revenue quarter for Travelbag, whereas this has traditionally been the weakest revenue quarter for ebookers. The second quarter of the calendar year, ending June 30, has historically been a weak quarter for both ebookers and Travelbag.


      Operations


      Fulfillment

      A distinguishing feature of our business is that we currently have in-house fulfillment capabilities in each of our European markets, with the exception of Denmark which is fulfilled via our office in Stockholm and Austria which is fulfilled via a third party and our subsidiary in Germany. Our fulfillment capability allows us to issue travel documentation, such as airline tickets, hotel vouchers, car hire vouchers, and travel insurance policies directly to our customers. We are able to do this because we own international and national regulatory licenses, including IATA, which are required in order to issue airline tickets in all of our markets. In addition, we have direct agreements with key suppliers of merchant fares, such as airlines, as well as hotel and car hire companies. We believe that our in-house fulfillment capabilities allow us to retain higher margins than if we had to outsource this function.

      Technology

      Our technology systems organize product information obtained from our travel services suppliers, search and filter it for customers, interact with the systems of third-party travel suppliers and automate the processing of customer orders.

      Our online storefront functions through proven industry-standard hardware and a combination of public domain, commercial and proprietary software. The majority of our hardware is in a secure data center, with 24-hour monitoring and engineering support in a location where we have access to redundant, high speed Internet connections and an uninterruptible power source. Customers can access our websites through industry-standard personal computer Internet browsers. We have designed our system architecture to be modular and tolerant of single component failures by using load balancing techniques. Load balancing allows more than one computer to share the task of responding to customer requests. This leads to greater system stability in case of failure of any individual computer and allows for the easy addition of new computers to increase system capacity.

      We are continually upgrading and improving our existing operating systems and software. Most recently we have upgraded our web and booking server hardware enabling our online systems to support double our peak load. Overall functionality is monitored by an in-house team 24 hours a day, seven days a week.

      Our servers are linked to the Internet through redundant 100 megabit (10 megabit guaranteed) per second links provided by Globix, Inc. We access three GDSs, Amadeus, Worldspan and Sabre, through secure Internet Protocol ("IP") links via our redundant Internet connectivity. All links are monitored and supported 24 hours a day, seven days a week by Globix. Globix provide online availability reporting for all links.

      Travelbag, our recent acquisition, utilize three facilities to host and support their websites. Each facility provides secure, redundant Internet access. Travelbag's GDSs are provided by Amadeus and Sabre Holdings. Secure IP links to GDS links are via the redundant Internet access provided by each collocation (third party hosting) facility. We are in the initial stages of consolidating all of our online systems in two fully redundant and fully linked collocation facilities.

      Our merchant fares database and search engine provide our ability to offer merchant airfares and discounted hotel room rates and car hire rates on our websites. The merchant fares database has been designed to handle the complex terms and conditions often attached to merchant fares. We manually enter into the database and update records for merchant airfares, hotels, car hire and other products. Search queries to the database are dynamically assembled on the basis of customer-supplied travel or service parameters such as date of departure, destination and itinerary flexibility.

      The search engine compares the customer's itinerary with the various restrictions contained in our merchant fares database and then presents the available merchant and published fares on the same page. We are continuing to enhance our systems to provide similar comparative systems for other non-air travel products.

      The software interfaces between our application servers and the GDSs provide us with the ability to offer scheduled published airfares, hotel and car reservations, to verify availability, and to book. We also maintain a relational database of customers, containing information from past transactions as well as data gathered through our websites and various marketing programs. The information in this database is used to better serve customers by providing personalised service and targeted offers. We do not sell or rent this information to third parties.

      Travelbag uses a web booking engine connected to Amadeus supplied and supported by ebookers. This booking engine provides the web customer with full access to both merchant and published fares. Travelbag utilizes Sabre for all its non-web bookings.

      Standardization has been implemented to a large extent, and we have centralized our control of our software licenses and technology assets. This system will be expanded to support the enlarged group.

      System security is a major concern to us and to our customers, and therefore we employ industry-standard software and precautions for the protection of confidential information such as credit card information and customer profiles. We encode all transaction-related information transmitted to our websites, using secure socket layer, or SSL, encryption and store it securely in our downstream processing systems. SSL encryption is a standard way of ensuring that sensitive information, such as customer credit card details, is made unintelligible to unauthorized parties. We also protect our web servers and all databases from unauthorized intrusion through the use of Cisco Routers, with strict access lists and Nokia firewalls.

      In order to process customer bookings efficiently and offer high quality customer service, we are deploying a range of automation software systems. We have a pan-European frame relay system with guaranteed network bandwidth to each location. On this system we relay e-mails, content management data, Hitchhiker merchant fare data and provide remote IT support. Travelbag have a fully managed UK network linking their office, shop and call centre facilities. This network will be fully integrated into the ebookers network infrastructure in the future.

      We are able to answer calls from remote locations, ensuring that customer calls are managed efficiently. For example, some French customer calls are being answered by sales consultants in Dublin, Ireland. Our U.K. head office is linked to our new back office operations in India via International Private Leased Circuit links. These are updated by a second line in the event of failure. This means that U.K. customer calls can be routed to London, Dublin or India depending upon demand and call center availability. To facilitate this, we have deployed software from Apropos, Inc. in the United Kingdom, India and Ireland, which enables the efficient routing of customer phone calls, e-mails and, faxes to an available customer care agent in the appropriate contact centre.


      Marketing and brand awareness

      ebookers continues to implement a cost-effective pan-European marketing strategy which last year successfully delivered solid growth despite a decrease in year-on-year spend. Marketing is carried out separately in each operating country in order to cater to local consumer needs and differences. Successful marketing initiatives are encouraged to be shared with other countries.

      We utilize both online and offline marketing tools to encourage consumers to book via the Internet. As over 95 percent of European customers currently do not use the Internet to book travel, offline advertising is very important. The company's approach in 2002 was mainly to use targeted niche marketing rather than mass media such as television. Online, the Group continues to develop partnerships and affiliations with major portals and search engines including Yahoo, Lycos, Google, Overture, espotting, BT Looksmart and Tiscali in the United Kingdom, Wanadoo.nl in the Netherlands, Bluewin in Switzerland and startsriden.no in Norway. We also employ a pan-European affiliate management company to maintain and develop smaller affiliate links.

      As we have a substantial e-mail distribution list, a marketing aim of 2002 was to develop the sale of high-value high-margin specialist products. As a result, during 2002, we launched dedicated e-mail newsletters to support the new specialist sections on the ebookers website, including Sports and Luxury mailings.

      Offline we employ a diverse marketing mix dependent on local markets and opportunities ranging from public relations to print newspapers to the radio. For example, in 2002 we launched London Underground and poster advertising in the United Kingdom, advertised on trains serving Oslo airport and launched a "new look" poster campaign in Ireland. We also took part in numerous promotions. For example, in The Netherlands we had promotions with well-known consumer brands and the Dutch audiovisual retailer Free Record Shop, and advertised on The Netherlands' largest radio station, Skyradio. In Finland, campaigns and events included promotions with a well-known brand of breakfast cereal and a stand at the premiere of a major new movie.


      Competition

      Travel suppliers, conventional travel agencies, Internet portals and other online service providers are our principal competitors. Many of these competitors may also be important suppliers or distribution channels for us. In Europe, far more travel is booked in agencies than in the United States, where most travel is booked directly with travel suppliers.


      Online travel service providers

      The market for the sale of travel products and services over the Internet is rapidly evolving and intensely competitive. Some online travel agents offering services in more than one country in Europe are already established, including Expedia, travelocity.com and lastminute.com. Additionally, nine of Europe's largest airlines, including British Airways, our largest single travel supplier, have recently launched a joint Internet travel agency called Opodo. Opodo launched its website in Germany in November 2001, the United Kingdom in January 2002 and France in April 2002. Since these initial launches, Opodo has announced that it will commence offering online services throughout Europe by the end of 2003. The short-term and long-term effects on our business of this joint travel agency are presently unclear but the shareholder airlines of Opodo, including British Airways, have given assurances to the European Commission in Brussels that they will not unfairly favor Opodo over its competition. Sites similar to Opodo, called Orbitz and Hotwire, have been successfully launched in the United States.

      Traditional service providers

      The offline retail industry for travel products and services is intensely competitive. Currently, our direct competition for merchant fares comes largely from offline companies that specialize in the distribution of discounted fares on scheduled flights. It is possible that these "bricks and mortar" companies will soon compete with us online.


      Competition from travel suppliers

      Airlines, hotels, car hire companies and other travel suppliers generally do not offer merchant fares directly or indirectly through affiliates or GDSs. However, some offer special promotional prices which combine low base prices and the use of frequent user awards. Some suppliers also offer merchant fares to major corporate customers. Suppliers may expand their offering of special promotional fares or enter the merchant fare market, either of which could harm us. We believe that travel suppliers tend not to offer themselves merchant fares because doing so could damage their pricing structures and brands.

      At times, standard published fares compete with our merchant fares. Because our customers want fares below what suppliers and traditional travel agents are offering, published fares generally act as a limit on what we can charge. Suppliers offer special fares which may compete directly with our discounted merchant fares. Such fares are especially likely when "fare wars" break out between suppliers.

      The Internet offers an opportunity for suppliers to significantly reduce their distribution costs and some suppliers may therefore decide to offer discount fares directly to customers online instead of through travel agents. Some of our important supply sources, such as British Airways, Quantas and Lufthansa, have signaled their intention to generate increasing proportions of sales online, and these and other suppliers may sell discount fares online both directly and through airline-owned sites such as Opodo. An intensification of such competition could erode or eliminate our market for merchant fares.

      We also face competition in the short-haul market from "no frills" airlines, such as easyJet and Ryanair, that only sell direct and mainly via the Internet and call centers. Whereas our air sales are principally for mid-haul and long-haul flights covering all major airport destinations, currently these low-cost airlines focus on limited numbers of cities in the short-haul market and often offer flights to smaller airports.

      We also face similar competition from car hire companies and hotels, as well as online companies that may specialize in the provision of discount hotel bookings or reduced rate car hire.


      Competition from global distribution systems

      Sabre has already established its own affiliated online travel company, travelocity.com. While GDSs do not have direct access to merchant fares or extensive experience in retail sales, they do have a strong knowledge of the airline, hotel and car hire industries and, as travelocity.com demonstrates in the United States, they may be able to quickly enter the retail market for travel-related products and services. In addition, the strong technical position of the computer reservation systems means that they are in a unique position to initiate online sales.

      Amadeus, the largest GDS in Europe, owns the Italian travel website eviaggi.com and has a joint online travel agency in Spain with Telefonica, called Rumbo, and a significant stake in Opodo. We may face competition from Amadeus in these and other markets across Europe as it expands its direct and joint venture online travel agency relationships across Europe.


      Intellectual property and proprietary rights

      We have a copyright over the software that runs our database search engine for merchant and published fares. In addition, we are the registered proprietor of the ebookers plc name and of various other Group brand registered domain names.

      We do not hold any patents, but we do hold a number of licenses for the technology that we use. Individually, these licenses are not material to our business or profitability.

      Legal Proceedings

      Neither we nor any member of our Group is currently involved in any legal or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware) which may have or have had in the past 12 months a significant effect on the Group's financial position.

      Regulation


      Internet Regulation

      There is no specific regulator for the Internet in the United Kingdom or in Europe, although there are already many laws applicable to Internet-related activities. Currently, the enforcement of these laws may, in part, fall within the powers of a number of regulatory bodies. In certain jurisdictions, including the United Kingdom, self-regulation and regulation through membership of voluntary schemes is significant.

      The application of existing laws to the Internet is currently being clarified and refined. New legislation on electronic commerce is in the process of being implemented in the jurisdictions in which we operate and there are further relevant legislative proposals in the European Union, the United Kingdom and the other jurisdictions in which we operate. This environment gives rise to considerable uncertainty. The lack of case law and regulatory guidance relating to new legislation further contributes to the uncertain situation. The main issues relating to regulation of the Internet which affect our business are set out below.


      Data Protection

      Because we collect information about our customers, we are subject to rules and regulations concerning the treatment of this information.

      The European Union adopted a directive on the protection of individuals with regard to the processing of personal data and the free movement of such data on October 24, 1995 (the "Data Protection Directive"). Personal data is data relating to a natural person (and in certain jurisdictions, including Switzerland, data relating to legal persons) who can be identified from that data. The Data Protection Directive applies to companies established in the European Union or using equipment in the European Union to process personal data. Under the directive, individuals are granted certain rights in respect of their personal data, including the right to know the identity of those who hold and access personal data about them, the right to know from where their personal data originates, the right to have inaccurate personal data corrected, the right to recourse in the event of unlawful processing of their personal data and the right to object to their personal data being used for direct marketing. The Data Protection Directive also requires compliance with certain principles that apply to the use of personal data, which may include obtaining certain consents from such individuals. Similar rights are granted under legislation in Norway and Switzerland.

      We send outside the European Economic Area ("EEA") the personal data that we collect from our business operations. In particular, we send such personal data to our Indian subsidiary, Technovate Data and Services Private Limited. Unless certain exemptions apply, including obtaining the unambiguous consent of the individual, personal data may not be sent outside the EEA unless the country to which it is sent has "adequate" data protection measures. The Data Protection Directive does not, however, define "adequate". While a small number of countries, including Switzerland, have been found by the European Commission to provide an adequate degree of protection, the European Commission has not yet reached a favorable conclusion about the majority of countries outside the EEA to which we might wish to send personal data, including India.

      We also send personal data to the United States. While the United States as a whole is not considered to provide "adequate" standards of data protection, the European Commission and the United States have agreed to a "Safe Harbor" arrangement which the European Commission considers to offer "adequate" protection. Under the Safe Harbor arrangement, which has been in force since November 2000, U.S. companies may sign up to adhere to the Safe Harbor principles which are enforced in the United States. Subject to adherence by a U.S. company to the Safe Harbor principles, transfers of data to that company in the United States are permitted. However, the number of signatories in the United States to the Safe Harbor principles have been limited to date.

      Transfers to countries outside the EEA may also be made where there are adequate contractual provisions in place to ensure the security of the data. Two such contracts have already been approved as adequate and the Commission is considering whether other proposed contracts and codes are adequate. The use of alternative contracts is not precluded although in some countries the contract must be lodged with (and therefore approved by) the national data protection authority. Similarly, in Switzerland, transfers to E.U. Member States are permitted and where data is transferred to a country which does not have adequate data protection (such as the United States) the recipient may be bound contractually to observe the Swiss standard.

      The Data Protection Directive has been implemented in all of the European jurisdictions in which we operate, other than France and Ireland. In Ireland, a bill was recently passed bringing into force the directive, but its passage has not yet been formally notified to the Commission. The Data Protection Directive was implemented into U.K. law by the Data Protection Act 1998, which came into force, subject to certain transitional arrangements, on March 1, 2000. We gather information about our customers by asking them to fill out online forms when they purchase a product or service from us. We save this information and use it for marketing purposes. We also make use of cookies, an electronic file which is automatically attached to a user's hard drive without the user's knowledge or consent, to track demographic information and to target advertising. Cookies, which are personal data, are regulated by the Data Protection Directive. Although most currently available Internet browsers allow users to remove cookies at any time or to prevent cookies from being stored on their hard drives, we may be required to give users the right to refuse to have cookies installed by us.

      The recently adopted directive on the use of personal data in the electronic communications sector (the "Directive on Privacy and Electronic Communications"), in part, clarifies the issue of data protection and cookies. We will need to ensure that users are given the opportunity to access information on the use of cookies. We are currently registered under the Data Protection Act 1998 in the United Kingdom. In relation to the Travelbag group of companies that we recently acquired, we are currently conducting an audit of our collection, use and transfer of data to address data protection compliance issues. We are also doing the same to confirm we are in compliance with data protection registration requirements in other jurisdictions in which we operate and to ensure our registrations are sufficient for our current purposes. We have joined the TRUSTe privacy program that is intended to build users' trust and confidence in the Internet by promoting the use of fair information practices. TRUSTe is a non-profit initiative which promotes the principles of disclosure and informed consent on the Internet.

      The directive concerning the processing of personal data and protection of privacy in the telecommunications sector (the "Telecommunications Data Protection Directive") is repealed and replaced by the recently adopted Directive on Privacy and Electronic Communications. The former directive had been implemented in the countries in which we operate and covers the processing of personal data in connection with publicly available telecommunications services and networks, and includes provisions relating to the use of traffic data and location data and requirements to inform the subscriber or user of the types of traffic data which are processed and of the duration of such processing. These restrictions may limit the amount of time we can hold such data and restrict our ability to use personal information that we acquire or hold. These restrictions will substantially remain in place under the Directive on Privacy and Electronic Communications.

      This Directive also specifically addresses direct marketing by e-mail and SMS which was not clearly addressed under the Telecommunications Data Protection Directive. Currently, there are variations in national legislation relating to the use of unsolicited e-mail for the purpose of marketing ("spam"). In some E.U. Member States, spam is prohibited, while in others users are given the right to opt out of receiving spam. Although we do not currently use spam, our future ability to do so will be affected by this legislation. Provisions of the Directive on Privacy and Electronic Communications which may affect our business in the future include prohibitions on the use of automated calling machines, facsimile machines, e-mail or SMS for the purposes of direct marketing unless the recipients have given their prior explicit consent (e.g. by way of opting in rather than by not opting out). Limited exemptions apply in relation to the same entity marketing similar products or services to existing customers provided that the customer is on each occasion given a clear right to object to receiving further direct marketing.


      Regulation of Electronic Commerce

      Laws relating to e-commerce are being created and developed in the different jurisdictions in which we operate. Despite attempts to harmonize e-commerce legislation across the European Union there are still significant differences in the operation of such laws from country to country.

      In June 2000, the European Union adopted the directive on legal aspects of electronic commerce in the Internal Market (the "E-commerce Directive"). The aim of the E-commerce Directive is to ensure free movement of electronically provided services, including e-commerce, within the member states of the European Union. Although E.U. Member States were required to implement the directive before January 17, 2002, most failed to do so by that date. In the United Kingdom, this directive was implemented last July through the Electronic Communications (EC Directive) Regulations 2002. Provisions of the directive which are of significance to our business include:

      - that E.U. Member States must ensure that their legislation allows contracts to be concluded electronically, subject to a limited number of exceptions;

      - on the matter of jurisdiction, the laws of the country of the service provider will apply to the provision of its services over the Internet (the "country of origin principle"). However, the country of origin principle does not apply to contractual obligations concerning consumer contracts or to the permissibility of unsolicited e-mail. We are, therefore, subject to all mandatory consumer protection laws and laws prohibiting, or limiting, spam in each of the countries where our customers are located;

      - where unsolicited e-mail is permitted in a particular E.U. Member State, it must be identified clearly and unambiguously as unsolicited commercial communications, as soon as it is received by the user. Furthermore, in such Member States, the senders of unsolicited e-mail are required to consult and observe the register of those not wishing to receive unsolicited commercial e-mails; and

      - the requirement to provide the following information prior to the formation of a contract: the different technical steps to follow to conclude the contract; whether or not the concluded contract will be filed by the service provider and whether it will be accessible by the customer; the technical means for identifying and correcting input errors prior to the placing of the order, and the languages offered for the conclusion of the contract.

     Regulation of Electronic Signatures

     In December 1999, the Council of the European Union also adopted a directive on the common framework for electronic signatures (the "Electronic Signatures Directive"). This establishes a framework in which "certification service providers" issue "qualified certificates" which link individuals to their public keys in the case of public key encryption or other devices used to verify electronic signatures. The Electronic Signatures Directive also sets out criteria for the legal recognition of electronic signatures, in the hope that this will promote e-commerce both within the European Union and with other countries.

     In the United Kingdom, the Electronic Signatures Directive has been implemented through the Electronic Communications Act 2000 and the Electronic Signatures Regulations 2002. This provides for an approvals scheme for businesses and other organizations providing cryptography services and provides for the legal recognition of electronic signatures. Encryption involves the transformation of data so that any message content remains hidden, except to those who have access to a decryption key. We use encryption techniques to ensure that our customers' payment details are secure and we may, in the future, use electronic signatures.


     Regulation of Consumer Distance Selling Contracts

     The 1997 directive on the protection of consumers in respect of distance contracts (the "Distance Selling Directive") was required to be implemented by E.U. Member States by June 4, 2000. The purpose of the directive is to ensure that there is a minimum level of information given to the buyer of goods or services over the Internet, followed by a cooling-off period. Most of the provisions of the directive do not, however, apply to contracts for the provision of accommodation, transport, catering or leisure services, where those services are to be provided on a specific date or within a specific period. Contracts for financial services (e.g., foreign exchange and insurance policies) are also entirely excluded from the Distance Selling Directive as they are regulated separately. The Distance Selling Directive has been implemented in all E.U. Member States in which we operate other than in Denmark (see below). In the United Kingdom, the directive has been implemented through the Consumer Protection (Distance Selling) Regulations 2000.

     On September 23, 2002, the European Parliament and E.U. Council adopted a directive on distance marketing of consumer financial services (the "Financial Distance Selling Directive"). E.U. Member States will need to pass legislation which imposes consumer protection measures upon financial services product providers and their intermediaries by October 9, 2004. The Financial Distance Selling Directive requires that providers of financial services exclusively by means of an organized distance sales scheme, including by Internet and e-mail, provide consumers with:

      - certain information in good time prior to the conclusion of the contract (relating to the supplier, the financial service, the distance contract and the consumer's right to redress); and

      - the right to withdraw from the contract without penalty exercisable within a period of at least 14 days (relevant exemptions from this rule include foreign exchange services or travel and baggage insurance policies or similar short-term policies of less than one month's duration or insurance policies where a claim is made during the withdrawal period) from the date the contract is made or the date on which the consumer receives the terms and conditions, whichever is later.

     We already offer our customers a "cooling off" period for our travel insurance policies. E.U. Member States will be allowed to provide for appropriate sanctions for failure to comply with the standards of the directive, including that the consumer may cancel the contract at any time free of charge.

     The Regulation on the jurisdiction, recognition and enforcement of judgments in civil and commercial matters (the "Brussels Regulation") entered into force on March 1, 2002 and applies to all E.U. Member States except Denmark. The Brussels Regulation permits consumers who enter into online contracts, in many cases, to sue in their own jurisdiction irrespective of the location of the other party. Online service providers who are seeking to bring an action against consumers located in the European Union must do so in the consumer's home country.

     Until these directives and other national measures are fully implemented in the various E.U. jurisdictions in which we operate, our activities in the field of electronic commerce will remain subject to a large number of uncertainties within Europe and elsewhere.


     Regulation of the travel industry in Europe

     The European regulatory environment for the travel industry is characterized by different and sometimes conflicting rules and regulations in respect of licenses, bonding and other areas. In expanding across Europe, ebookers has had to ensure that each of its operating subsidiaries complies with the appropriate local regulatory regime. There is harmonization underway in some of these areas among the E.U. member countries, such as through directive 90/314 on package travel, holidays and tours, but implementation of such harmonization directives could take several years.


     Licensing and Bonding

     IATA imposes rules and regulations regarding the sale and distribution of airline tickets on its members. IATA is a voluntary organization primarily concerned with international, scheduled air transport. Most of the world's major airlines are members of IATA. IATA operates an accredited travel agent program for those travel agents selling scheduled air transport services. Although there is no legal requirement for a company selling airline tickets to be a member of IATA, it is unlikely that any airline would allow a non-IATA member to sell its tickets. ebookers plc itself is not a member of IATA; however, Flightbookers Ltd. and our Dublin call centers are members of IATA, as are our other European subsidiaries with the exception of Take-Off Reisen GmbH.



     United Kingdom

     U.K. Civil Aviation Authority Regulations 1995 (Air Travel Organiser's Licensing) require any person selling air travel in the United Kingdom to hold and be in compliance with an Air Travel Organiser's License granted by the CAA.

     An Air Travel Organiser's License also requires the licensee to obtain and keep in force a bond in favor of the CAA. Currently Flightbookers Ltd., Travelbag Limited and Bridge The World Travel Service Limited hold Air Travel Organiser's Licenses and are bonded. Flightbookers Ltd. holds the trading name ebookers.com in the United Kingdom as well as Flightbookers.

     The Air Travel Organiser's License authorizes Flightbookers Ltd.,
     Travelbag Limited and Bridge The World Travel Service Limited to make available flight accommodation to a specified number and category of passengers for a related amount of revenue per quarter. They are licensed to provide flight accommodation and other products to five categories of passengers: passengers who buy packages or charter flight accommodation, passengers who buy air tickets supported by an agency relationship with the relevant airline, passengers who buy other facilities sold in conjunction with a flight supported by an agency relationship with the relevant airline, passengers who buy other facilities sold in conjunction with a flight supported by an agency relationship with the relevant airline, passengers who buy tickets on scheduled flights which are not covered by an airline deed of undertaking and, finally, sales involving passenger seats or packages to other travel agencies holding Air Travel Organiser's Licenses.

     The bonds that Flightbookers Ltd., Travelbag Limited and Bridge The World Travel Service Limited are required to deposit with the CAA are based on projections of sales in each of the relevant categories.

     France

     In France, authorized travel agents must meet the requirements of Law no. 92-645 dated July 13, 1992 and decree no. 94-490 dated June 15, 1994. In addition, French regulations require that a travel agency provide a financial guarantee from a bank or be a member of the Association Professionnelle de Solidarite de Tourisme ("APS"). It is also a legal requirement that a travel agency takes out an insurance policy that would indemnify clients for losses suffered with respect to faults committed by the travel agency.


     Finland

     Finnish regulations require travel agents selling airline tickets in Finland to hold a license issued by local authorities and, if a travel agency sells package tours, these regulations also require it to be bonded.

     Ireland

     In Ireland, travel agencies are required to be members of IATA and also to hold a Tour Operator's License from the Commission for Aviation Regulation. A bank guarantee or bond is required equivalent to 4 percent of the travel agency's projected IATA Bank Settlement Plan ("BSP") cash revenue. Staff qualifications are also a mandatory requirement.


     Sweden

     In Sweden, travel agents and tour operators need to be licensed by IATA in order to issue airline tickets. If a travel agency or tour operator sells package tours, it must place a financial guarantee with a Swedish authority, the Kammarkollegiet.


     Germany

     Travel agencies in Germany are required to possess a certificate of business registration from the Trade Register. In order to issue tickets, travel agencies in Germany must be licensed by IATA. If a travel agency sells its own package tours, then it must supply security from a third party to the traveler. Usually this is effected through an insurance policy benefiting the traveler.


     Spain

     In Spain, travel agencies must hold a license issued by the competent Autonomous Regional Authority ("Comunidad Autonomica"). ebookers' Spanish subsidiary maintains both wholesale and retail licenses. A full inspection of the premises and facilities of ebookers' Spanish subsidiary has been conducted and approved. Travel agencies in Spain are also required to be insured and bonded. In order to issue tickets for air travel, an additional bond must be issued to IATA. Our Spanish subsidiary, both with respect to its wholesale and its retail activities, is also subject to the National Union of Travel Agencies ("UNAV"), a body comprised of only licensed travel agencies in Spain.


     The Netherlands

     In The Netherlands, there are strict regulations governing travel agents established by the Dutch Travel Agents Association ("ANVR"). Although there is no legal requirement for a Dutch travel agency to be a member of ANVR, it is unlikely that many local customers would purchase travel services from a non-ANVR member. ANVR member travel agents must satisfy a number of ongoing requirements. For example, they are obliged to participate in the Contingency Fund ("SGR"), to accept the decisions of the Travel Arbitration Board, and to implement ANVR travel and booking terms and conditions. All reservation staff members also must be qualified, and are subjected to an annual review in satisfaction of this requirement. In addition to these general requirements, there are separate requirements for admission to the ANVR.


     Switzerland

     There is no license required in Switzerland to open a travel agency, however it is unlikely that many local customers would purchase travel services from a company that is not a member of the Fonds de Garantie de la Branche du Voyage ("FGBV"), a voluntary organization primarily concerned with travel agencies in Switzerland. Our Swiss subsidiary is a member of the FGBV. In order to maintain its membership in FGBV, a travel agency must pay a fixed amount related to gross sales from the previous year. FGBV acts as a guarantee for all clients who purchase their travel from a travel agency or tour operator that is an FGBV member. In case of bankruptcy of a travel agency or tour operator member of FGBV, the FGBV will make sure that the travel purchased by a client takes place as originally arranged with the bankrupt FGBV member. Besides this bonding requirement, the FGBV also imposes on its members certain minimum standards with respect to proper insurance coverage and other matters.

     Our Swiss subsidiary is also a member of IATA Switzerland. Our BSP monthly invoice is covered by a bond towards BSP Switzerland (estimated six weeks BSP revenue). This bond can be reduced or even canceled if all financial criteria specified by BSP Switzerland are matched during the two following years. ebookers Switzerland has matched six of the seven criteria so far. Also, each IATA travel agency must have at least one travel agent that holds an IATA diploma.


     Norway

     In Norway, travel agencies must be a member of the Norwegian Travel Guarantee Foundation ("RGF") in order to sell airline tickets in Norway. Our Norwegian subsidiary is a member of RGF.

     Additional Regulation for Sales of Travel Insurances

     We also are subject to local regulatory requirements because we sell travel insurance. In the United Kingdom, for example, any insurance company that provides travel insurance through travel agents requires authorization under the U.K. insurance legislation. Therefore, our ability to sell travel insurance in the United Kingdom also depends upon the continued authorization of the underlying insurance provider. In other jurisdictions the sale of insurance is frequently subject to detailed regulation. In Spain, certain regulations on insurance agreements and insurance intermediation apply to the sale of travel insurance by travel agencies, a service which travel agencies are encouraged by law to provide pursuant to Travel Law No. 21/1995. In France, a customer buying a ticket cannot be obliged to buy insurance at the same time, as this is classed as a "forced sale".

     Consumer Protection Regulation in the Travel Industry

     Since we sell travel products and services, we are subject to traditional consumer protection legislation.

     The laws relating to consumers' rights in relation to travel differ from jurisdiction to jurisdiction, although in the European Union these are largely based on a common directive on package travel, package holidays and package tours. Consumer protection regulations address problems of misleading advertising, consumer credit agreements and contracts concluded on unfair terms. For example, in relation to consumer credit agreements, consumers are regularly protected against unfair credit terms and must receive clear information as to rates of charges and interest.

     In France, the law of 1992, as well as case law, provides that travel agencies may be held liable for each part of the service they offer, even when this service is performed by other people. This responsibility should be covered by the insurance policy that French travel agents are obliged to obtain.

     In Germany, the statutory provisions implementing Directive 90/314 on package travel, package holidays and package tours stipulate additional protections for the consumer beyond those required by the directive, such as subjecting day trips to the German regulations, not just those holidays that exceed 24 hours as is the case under Directive 90/314 itself.

     In Norway, consumer protection laws are quite strict and cover several fields that are relevant to our business, (e.g., distance selling, selling of insurance to consumers, consumer credit agreements, and the sale of package tours).

     In Spain, in addition to traditional consumer legislation, there exists Law 21/1995 implementing Directive 90/314 on package travel, package holidays and package tours. There also exist further laws in respect of travel agencies that establish additional consumer protections regarding information to be given by travel agencies to their customers.

     Our Swedish subsidiaries must abide by the provisions of the Act (1992:1672) on Package Tours, which stipulates requirements as to the information to be provided by travel agencies to their customers, the contents of the travel contract, certain rights of consumers, etc.

     In Finland, legislation based on the package travel directive is also in force.

     In Switzerland, consumers are protected by several laws that increase the level of responsibility of travel agencies, and particularly tour operators, towards their customers. For example, travel agencies and tour operators must hold a specific insurance in order to act as a travel agency or tour operator. Also, tour operators must be members of a Guarantee Organization. In case of bankruptcy of a member of a Guarantee Organization, the Guarantee Organization will make sure that the travel purchased by clients of the member travel agency takes place as planned. There is also a specific public organization ("Ombudsman") which acts as a mediator between clients and travel agencies/tour operators in case a complaint should go before a court.


     Organizational structure

     ebookers plc is the parent of a group of companies and it holds the entire share capital of each of its subsidiary organizations, excluding Technovate Data and Services Private Ltd. of which ebookers indirectly owns approximately 99.8 percent of the registered share capital and is in the process of acquiring the remaining 0.2 percent. The details of each of the subsidiary organizations as of December 31, 2002 are described below:


                                                               Country of
                                                             incorporation       Principal activity     Class of shares
                                                           -------------------------------------------- ----------------

      Subsidiary undertakings of ebookers plc
      La Compagnie Des Voyages SA                                France             Travel agent           Ordinary
      ebookers.com Deutschland GmbH                             Germany             Travel agent           Ordinary
      ebookers.com SA                                         Switzerland           Travel agent           Ordinary
      ebookers.ie Limited (formerly Flightbookers Limited)      Ireland             Travel agent           Ordinary


      Take Off Reisen GmbH (formerly TIBUR GmbH)                Germany             Travel agent           Ordinary
      OY ebookers Finland Ltd. (formerly OY Lloyd Tours         Finland             Travel agent           Ordinary
      Ltd.)
      ebookers.no AS (formerly Geotours AS)                      Norway             Travel agent           Ordinary
      Airway MIC AB                                              Sweden             Travel agent           Ordinary
      Reisbureau Nova BV                                      Netherlands           Travel agent           Ordinary
      Viajes Dimensiones SL                                      Spain              Travel agent           Ordinary
      Callbookers Limited                                       England           Holding Company          Ordinary
      MrJet AB                                                   Sweden             Travel agent           Ordinary
      Gate Pacific Ltd.                                        Mauritius          Holding Company          Ordinary
      Studentbookers.com Ltd.                                   England               Dormant              Ordinary
      ebookers.com Ltd.                                         England               Dormant              Ordinary
      Insurancebookers.com Ltd.                                 England               Dormant              Ordinary
      Hotelbookers Ltd.                                         England               Dormant              Ordinary
      Flightbookers.com Ltd.                                    England               Dormant              Ordinary
      Cruisebookers.com Ltd.                                    England               Dormant              Ordinary

      Subsidiary undertakings owned by Airways MIC AB
      STT Airways AB                                             Sweden             Travel agent           Ordinary
      Biljettakuten AB                                           Sweden               Dormant              Ordinary
      STT Airways Net AB                                         Sweden               Dormant              Ordinary
      STT Airways Business AB                                    Sweden               Dormant              Ordinary
      ebookers.se AB                                             Sweden               Dormant              Ordinary

      Subsidiary undertakings owned by Callbookers Limited
      Flightbookers Ltd.                                        England             Travel agent           Ordinary

      Subsidiary undertakings owned by MrJet AB
      MrJet OY                                                  Finland               Dormant              Ordinary
      MrJet OY (Denmark)                                        Denmark             Travel agent           Ordinary
      MrJet OY (Norway)                                          Norway             Travel agent           Ordinary

      Subsidiary undertakings owned by Gate Pacific Limited
      Technovate Data and Services Private Limited               India          Call center and back       Ordinary
                                                                                  office services

     In February 2003, we acquired Travelbag Holdings and its principal operating subsidiaries include Travelbag Limited and Bridge The World Travel Service Limited.


     Property, plant and equipment

     ebookers plc leases properties in the United Kingdom and Delhi, India. It also leases properties at its other European operating locations. Following the Travelbag Holdings acquisition, the Group owns five freehold properties in the United Kingdom.

     A brief description of each of the properties that is material to the Group is set out below:

     Flightbookers Ltd. leases a property at Woburn Place, London which is a call center. The current lease expires in June 2009.

     Flightbookers Ltd. has leases in excess of two years for its shops at Gatwick Airport and Tottenham Court Road. The current leases for the shops at Gatwick Airport and Tottenham Court Road expire in March 2008 and June 2011, respectively. Flightbookers Ltd. also has a shop at Heathrow which it holds under a five year agreement with a six month notice period. This agreement expires in May 2008. Our Indian subsidiary has a lease for its location in Delhi, which expires in November 2010.

     ebookers plc has its headquarters located in central London at 25 Farringdon Street, where we lease approximately 11,600 square feet of office space. The current lease expires in January 2007.

     The majority of out computer and communications equipment is in a secure data center licensed from Globix. The Travelbag computer and communications equipment will also be housed in a secure data center licensed from Globix Inc by December 31, 2003.

     Travelbag Ltd. has its headquarters at Alton in Hampshire where it owns the freehold. It also holds the freeholds of both its call center in Alton and its office in Knutsford, Cheshire. Travelbag Ltd. holds leaseholds for retail outlets located at Piccadilly and the Strand in London, Solihull, Leeds, Cheltenham, Knutsford, Nottingham and Cardiff. It has a freehold retail outlet in Alton. Travelbag Ltd. is currently opening retail leasehold premises in Winchester and Tunbridge.

     Bridge The World Travel Service Ltd. has a leasehold head office in London and call centers and retail outlets in Regent Street, London and Kingston, Surrey.


     ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion of the financial condition and results of operations of ebookers plc should be read in conjunction with the financial statements and related notes thereto located elsewhere in this Annual Report. Our consolidated financial statements included in this discussion have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

     On November 16, 2000, ebookers plc acquired Flightbookers Ltd. As a consequence of the acquisition of Flightbookers Ltd. the financial statements of ebookers plc include financial information for Flightbookers Ltd. for the period November 17, 2000 to December 31, 2000. The financial statements of ebookers plc for the years ended December 31, 2001 and 2002 include financial information for Flightbookers Ltd. for the entire period.

     In addition, our financial statements for the year ended December 31, 2000 have been reclassified due to a change in our policy of reporting revenue in light of EITF 99-19. Prior to the financial year ended December 31, 2001, we reported the full value of merchant fare transactions, where we are and continue to remain the merchant of record, as revenue. Since December 31, 2001, we report revenue as solely the margin on the underlying product or service in the case of merchant fares as well as published fares and our financial statements for the year ended December 31, 2000 have been reclassified to reflect this presentation.


     Introduction

     ebookers plc is a leading pan-European online travel agency which has operated its electronic commerce business since November 1996, initially as a part of the travel business of Flightbookers Ltd. and, from June 21, 1999, as a separate company. Since 1996, we have expanded our presence throughout Europe and now sell travel products and services on the Internet through websites servicing 12 different countries and in nine languages. We currently have websites in the United Kingdom, Denmark, Finland, France, Germany, Austria, Ireland, The Netherlands, Norway, Spain, Sweden and Switzerland. We expect to continue expanding our business throughout Europe by acquisition or otherwise.

     Since the inception of our business in November 1996 through the year ended December 31, 2002, we have incurred cumulative net losses (excluding other comprehensive losses of (pound)332,000) of (pound)79,861,000.


     Acquisition

     In January 2003, the Company signed a purchase agreement to acquire the entire share capital of Travelbag Holdings Limited for consideration of (pound)55,000,000. This acquisition was completed on February 7, 2003. The consideration of (pound)55,000,000 consisted of cash of (pound)40,000,000, deferred cash consideration of (pound)3,000,000 and the issuance of 3,537,134 ordinary shares for (pound)12,000,000. The deferred cash consideration will be paid 12 months after the acquisition date. The acquisition was funded in part by a loan facility of (pound)25,000,000 from Barclays Bank plc ("Barclays") and in part by the placing of additional shares of the Company. The financial statements of Travelbag Holdings have not been included within this Annual Report.

     The transaction was in furtherance of the acquisition strategy first set out by the Company's Directors in early 2002 to make large-scale acquisitions of mainly offline travel companies. This acquisition is expected to enable the Company to expand its portion of the market in long and mid-haul travel, particularly to the high-value Australia and New Zealand markets.


     Critical Accounting Policies

     Our management's discussion and analysis of ebookers' financial condition and results of operations are based upon ebookers' consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate estimates, including those related to intangible assets, income taxes, restructuring, long-term service contracts, pensions and other post-retirement benefits, and contingencies and litigation. We base estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     Management believes the following critical accounting policies used in the preparation of ebookers' consolidated financial statements required significant judgments and estimates.


     Revenue Recognition and Reporting

     The travel products and services that we offer include merchant fare discount airline tickets, "distressed inventory" or discount airline tickets made available to us by airlines wishing to dispose of excess seat inventory for certain flights in addition to offering standard rate published fare airline tickets. We recognize revenue on airfares at the time the reservation is ticketed, as the customer generally does not have the ability to cancel tickets or obtain refunds after ticketing, and all amounts payable have been received. In cases where customers have the ability to cancel or obtain refunds after ticketing, we estimate our refund obligations and a provision against such amounts is made. We also offer merchant and standard rate hotel accommodation and car hire, cruises, package tours, travel insurance and other travel related products and services. We generally recognize revenue from sales at the time a reservation is ticketed and all amounts payable have been received.


     Merchant fare revenue

     Due to a change in our presentation regarding revenue reporting during the fiscal year ended December 31, 2001 following the guidance of EITF 99-19, as noted above, our revenue is now reported as the margin on the fare.


     Accrued reservations liability

     ebookers recognizes revenue at the time the reservation is ticketed. Some of our subsidiary companies, however, invoice customers before ticketing has been performed. In these instances, as well as when customers pay deposits, the revenue is deferred and recognized upon ticket issuance.



     Goodwill Impairment Assessments

     Goodwill represents the excess of cost over the fair value of net assets acquired.

     Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under SFAS 142, management is required to reassess the recoverability of goodwill by comparing its net book value to fair value. Management reassessed the recoverability of goodwill at the implementation date, January 1, 2002, and December 31, 2002. Fair value was calculated based on a discounted cash flow analysis and it was determined that goodwill was not impaired. The assumptions used by the Company in determining fair value included expectations regarding future operating performance, discount rates, terminal values and other factors which are subjective in nature. Actual cash flows from operations could differ from management's estimates due to changes in business conditions, operating performance and economic conditions. Should estimates differ materially from actual results, the Company may be required to record impairment charges in the future.


     Product technology and development costs

     In March 2000, the Emerging Issues Task Force issued EITF Issue No. 00-2:
     "Accounting for Web Site Development Costs" ("EITF 00-2") which provides guidance on how an entity should account for costs incurred to develop a website. EITF 00-2 addresses the treatment of certain costs incurred during the different stages of website development. Under EITF 00-2, management is required to determine the stage in which website development costs are incurred. Capitalization or expense of costs is dependent on management's assessment of the stage of development. Based on management's assessment, the Group has capitalized (pound)321,000 of website development costs in 2002 (2001: (pound)792,000, 2000: (pound)2,195,000). These capitalised costs are being amortized over two years.

     New Accounting Pronouncements

     In fiscal year 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", SFAS No. 142, "Goodwill and other Intangible Assets", SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets", and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". In fiscal year 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections", SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities", SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123", and FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". In fiscal year 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities" and SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity".


     SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. SFAS 141 superseded APB 16, "Business Combinations", and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises", and is effective for all business combinations initiated after June 30, 2001.

     SFAS 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS 142, the Company is no longer required to amortize goodwill and other intangible assets with indefinite lives but is required to subject these assets to periodic testing for impairment. SFAS 142 supersedes APB 17, "Intangible Assets", effective for fiscal years beginning after December 15, 2001. The Company adopted the provisions of SFAS 142 as of January 1, 2002. Upon adoption of SFAS 142, the Company stopped the amortization of goodwill resulting from business combinations with a net carrying value of (pound)12,675,000 at the date of adoption. Additionally, based on a transitional impairment review related to the carrying value of goodwill, the Company determined that goodwill was not impaired on January 1, 2002.

     SFAS 143 establishes accounting standards for the recognition and measurement of an asset-retirement obligation and its associated asset-retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early adoption permitted. The Company is currently evaluating the provisions of SFAS 143 and has not yet determined whether the provisions will have a material impact on its consolidated results of operations and financial position upon adoption.

     SFAS 145 principally requires that gains or losses from extinguishment of debt which are classified as extraordinary items by SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt, an Amendment of APB Opinion No. 30", will no longer be classified as such. SFAS 145 is effective for fiscal years beginning after May 15, 2002 although early application of the statement related to the rescission of SFAS 4 is encouraged. The Company is currently evaluating the provisions of SFAS 145 and has not yet determined whether the provisions will have a material impact on its consolidated results of operations and financial position upon adoption.

     SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognised at the date of an entity's commitment to an exit plan. This statement provides that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3 until a liability has been incurred and establishes that fair value is the objective for initial measurement of the liability. However, this standard does not apply to costs associated with exit activities involving entities acquired under business combinations or disposal activities covered under SFAS 144. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company is currently evaluating the provisions of SFAS 146 and has not yet determined whether the provisions will have a material impact on its consolidated results of operations and financial position upon adoption.

     SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for share-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company adopted the disclosure provisions of SFAS 148 during the current year. The Company is currently evaluating the recognition provisions of SFAS 148 and has not yet determined whether the provisions will have a material impact on its consolidated results of operations and financial position upon adoption.

     SFAS 150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities in statements of financial position. The statement will cause mandatorily redeemable preferred stocks and several other instruments previously classified as equity or mezzanine capital to be recorded as debt. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company is currently evaluating the provisions of SFAS 150 and has not yet determined whether the provisions will have a material impact on its consolidated results of operations and financial position upon adoption.

     FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted the disclosure requirements of FIN 45 during the current year. The Company is currently evaluating the recognition provisions and has not yet determined whether the provisions will have a material impact on its consolidated results of operations and financial position upon adoption.

     FIN 46 requires identification of the Company's participation in variable interests entities ("VIE"), which are defined as entities with a level of invested equity that is not sufficient to fund future activities to permit them to operate on a stand alone basis, or whose equity holders lack certain characteristics of a controlling financial interest. Then, for entities identified as VIE, FIN 46 sets forth a model to evaluate potential consolidation based on an assessment of which party to the VIE, if any, bears a majority of the exposure to its expected losses, or stands to gain from a majority of its expected returns. FIN 46 also sets forth certain disclosures regarding interests in VIE that are deemed significant, even if consolidation is not required. FIN 46 is effective for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an entity holds a variable interest that it acquired before February 1, 2003. The Company is currently evaluating the provisions of FIN 46 and has not yet determined whether the provisions will have a material impact on its consolidated results of operations and financial position upon adoption.


     Operating Results


     Fiscal year 2002 compared to fiscal year 2001

     Gross sales

     Gross sales increased to (pound)273,816,000 in 2002 from (pound)178,853,000 in 2001, an increase of 53 percent (revenues of (pound)31,755,000 and (pound)19,403,000 in 2002 and 2001, respectively). Gross sales is a non-U.S. GAAP disclosure and represents the total transaction value of all our services and hence includes the total amount paid by customers for the services provided by us, as opposed to the margin we earn on products and services, which is the manner in which our revenue is calculated. Management believes that gross sales is a useful measure as it is widely used throughout the travel industry by companies and financial analysts as a way of tracking company size. Additionally, many travel suppliers give incentives to travel agencies based on gross sales performance.


     Revenue

     Revenue increased to (pound)31,755,000 in 2002 from (pound)19,403,000 in 2001, representing a 64 percent increase. This growth was driven mainly by increased Internet and Internet-enabled bookings and better call center conversion rates (the amount of calls that are converted into sales). Our margin (revenue as a percentage of gross sales, for a description of gross sales see above) increased to 11.6 percent in 2002 from 10.8 percent in 2001. There was a slight decrease in flight margins during the period due to competitive pressure as airlines reduced their prices, but this was offset by growth and improved margins from our non-air products including hotels, car hire and travel insurance. Revenue from our U.K. operations comprised 68 percent of our total revenue in 2002 compared to 61 percent in 2001.

     Merchant fare airline ticket revenue

     Revenue from merchant fare airline tickets increased to (pound)11,325,000 in 2002 from (pound)8,822,000 in 2001, an increase of 28 percent, driven mainly by the continued consumer shift towards booking travel using the Internet, and better call center sales conversion rates. In 2002, revenue from merchant fare airline tickets represented approximately 36 percent of our travel revenue and our total revenue, respectively. In 2001, revenue from merchant fare airline tickets represented approximately 46 percent of our travel revenue and 45 percent of our total revenue, respectively.


     Other travel product revenue

     Other travel product revenue includes revenue from sales of published fare tickets, other non-airfare travel products and services revenue and incentive income. Revenue from other travel product revenue increased to (pound)19,983,000 in 2002 from (pound)10,411,000 in 2001 an increase of 92 percent This significant increase was due both to greater published airfare sales as a result of more competitive pricing by airlines, and the successful sale of more non-air products in accordance with our business strategy. Many traditional airlines have lowered their prices on short-haul routes to compete with low cost, no frills airlines such as Ryanair and easyJet. This has improved the price attractiveness of many of these traditional airline published fares on our website. Revenue on the sale of published fare airline tickets and revenue from hotel accommodation, car hire and travel insurance increased to (pound)9,524,000 in 2002 from (pound)4,566,000 in 2001. The remaining balance of (pound)10,459,000 includes package holidays, incentive income, segment income and other travel revenue. Revenue on the sale of published fares increased to (pound)4,675,000 in 2002 from (pound)2,247,000 in 2001, an increase of 108 percent. Revenue from hotel accommodation increased to (pound)3,078,000 in 2002 from (pound)1,219,000 in 2001 an increase of 153 percent. In 2002, the revenue from other travel products represented 64 percent of our total travel revenue and 63 percent of our total revenue compared to 54 percent of our total travel revenue and 54 percent of total revenue in 2001.


     Advertising and other sales revenue

     Advertising and other sales revenue increased to (pound)447,000 in 2002 from (pound)170,000 in 2001, an increase of 163 percent, driven by increased sales of advertising space on our websites.


     Operating expenses

     Marketing and sales

     We spent (pound)15,705,000 in 2002 on marketing and sales ((pound)6,113,000 on marketing and (pound)9,592,000 on sales) in 2002, compared to (pound)18,965,000 in 2001 ((pound)10,321,000 on marketing and (pound)8,644,000 on sales). As a percentage of total revenue, marketing costs have decreased from 53.2 percent in 2001 to 19.3 percent in 2002 and sales costs have decreased from 44.5 percent in 2001 to 30.2 percent in 2002. The relative decrease in sales costs resulted from growth of Internet sales relative to offline sales and the continued transfer of functions to our BPO facility in which our average salary level is well below the European average. Also, in 2002 we decreased our marketing costs as increasing consumer Internet usage allowed us to maintain strong sales growth despite decreased marketing. Additionally our increasing experience in online marketing is enabling us to use our marketing budget more efficiently.


     General and administrative

     General and administrative expenses decreased to (pound)14,326,000 in 2002 from (pound)14,716,000 in 2001. This improvement resulted from a decrease in average salary costs within the Group due to the impact of shifting a number of our support functions, such as customer service, finance and ticketing to our BPO facility in which our average salary is well below that of our European staff. Key items of administrative expense include salary costs for non-sales and marketing and technology staff, building costs, telecommunications costs and professional fees.


     Stock compensation cost

     Stock compensation cost increased from (pound)38,000 in 2001 to (pound)13,726,000 in 2002. This was primarily due to the appreciation of the share price during the year and its effect on the year end stock compensation provisions as well as the issuance of new stock options during the current year. Stock compensation cost has no effect on the cash flows of the Group.

     Depreciation and amortization

     Our depreciation and amortization expense decreased from (pound)7,855,000 in 2001 to (pound)4,546,000 in 2002 due to SFAS 142, which the Company adopted on January 1, 2002, which requires that companies cease amortization of goodwill, but assess the carrying value of goodwill for impairment each year. A transitional and annual impairment review for 2002 was conducted by the Group and it was determined that no additional impairment provision was necessary.


     Impairment of goodwill

     In 2002, the Company carried out an impairment review in accordance with the provisions of SFAS 142. The Company determined that goodwill was not impaired during 2002. In 2001, the Company evaluated the recoverability of goodwill based on SFAS 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of". The fair value of the goodwill was less than the carrying value therefore there was a reduction to the carrying value of (pound)784,000.


     Product technology and development

     We spent (pound)3,117,000, or 9.8 percent of total revenues on product technology and development in 2002 versus (pound)2,589,000, or 13.3 percent, of total revenues in 2001. The absolute increase reflects greater focus by the Group on developing automation and website technology. The main element of development expenses is staff and consultant salary costs, IT communication and hosting expenses and IT maintenance costs.


     Other income/(expenses)

     Other income decreased to (pound)1,002,000 in 2002 from (pound)1,128,000 in 2001, primarily due to reduced interest income. This was due to a lower average cash balance within the Group during 2002 compared with 2001. Other expense decreased to (pound)140,000 in 2002 from (pound)466,000 in 2001. This was primarily a result of unfavorable foreign currency movements for the Group in 2001. Foreign currency exchange gains of (pound)130,000 were made in 2002 compared to a loss of (pound)273,000 in 2001, largely due to the strength of the pound sterling against the Euro and the U.S. dollar.


     Loss before income taxes

     Our loss from continuing operations before taxes was (pound)18,803,000 in 2002, as compared to (pound)24,882,000 in 2001.


     Income tax
     Income tax in 2002 increased to (pound)155,000 from (pound)75,000 in 2001. The tax expense in 2002 resulted from profits earned in Ireland, Holland and Finland and the mixture of the tax rates in these countries.




     Fiscal year 2001 compared to fiscal year 2000

     Gross sales

     Gross sales increased to (pound)178,853,000 in 2001 from (pound)102,203,000 in 2000, an increase of 75 percent (revenues of (pound)19,403,000 and (pound)9,654,000 in 2001 and 2000, respectively).
     For a description of gross sales please refer to the "Presentation of Financial and Other Information" section at the front of this Annual Report.


     Revenue

     Total revenue increased to (pound)19,403,000 in 2001 from (pound)9,654,000 in 2000, representing a 101 percent increase. This increase primarily reflected the full year impact of the acquisition of Flightbookers Ltd. in 2000, the impact of the acquisition of MrJet in March 2001 and growth in our existing business.

     Revenue from our U.K. operations comprised 61 percent of our total revenue in 2001 compared to 39 percent in 2000. This increase was attributable to the full year impact of the acquisition of Flightbookers Ltd. and growth in our existing business.


     Merchant fare airline ticket revenue

     Revenue from merchant fare airline tickets increased to (pound)8,822,000 in 2001 from (pound)5,170,000 in 2000, an increase of 71 percent. This increase principally reflected revenue from the acquired Flightbookers Ltd. business as well as the impact of our MrJet acquisition and the growth experienced by our U.K. business during 2001. In 2001, revenue from merchant fare airline tickets represented approximately 46 percent of our travel revenue and 45 percent of our total revenue. In 2000, revenue from merchant fare airline tickets represented 55 percent of our travel revenue and 54 percent of total revenue.

     Other travel product revenue

     Other travel product revenue included revenue from sales of published fare tickets, other non-airfare travel products and services revenue and incentive income. Revenue from other travel product revenue increased to (pound)10,411,000 in 2001 from (pound)4,233,000 in 2000, an increase of
     146 percent. Revenue on the sale of published fare airline tickets and revenue from hotel accommodation, car hire and travel insurance increased to (pound)4,566,000 in 2001 from (pound)2,291,000 in 2000. The remaining balance included packages which included merchant airfares, car hire and hotels. Revenue on the sale of published fares increased to (pound)2,247,000, in 2001 from (pound)1,279,000 in 2000, an increase of 76 percent. Revenue from hotel accommodation increased to (pound)1,219,000 in 2001 from (pound)610,000 in 2000, an increase of 100 percent. The revenue from other travel products represented 54 percent of our total travel revenue and total revenue in 2001, as compared to 45 percent of our total travel revenue and 44 percent of total revenue in 2000.


     Advertising and other sales revenue

     Advertising and other sales revenue decreased to (pound)170,000 in 2001 from (pound)251,000 in 2000, a decrease of 32 percent. This was a result of a general market decline in online advertising in 2001, which affected both rates and volumes in this period.


     Operating expenses

     Marketing and sales

     We spent (pound)18,965,000 ((pound)10,321,000 on marketing and (pound)8,644,000 on sales) in 2001, compared to (pound)19,770,000 ((pound)15,094,000 on marketing and (pound)4,676,000 on sales), in 2000. This 4 percent decrease was primarily attributable to a (pound)2,715,000 period to period reduction relating to our agreement with AOL Bertelsmann Online, partially offset by increased sales and marketing expenses incurred as a result of the full year impact of our acquisition of Flightbookers Ltd. In the second half of 2001, we focused on low cost off-line advertising through traditional methods such as newspaper and printed material. As a result, in 2001, we reduced our U.K. advertising and promotion expenditure by (pound)790,000 to (pound)4,124,000 versus 2000, exclusive of payments made to AOL. As a percentage of total revenue, marketing costs decreased from 156 percent in 2000 to 53 percent in 2001 and sales costs decreased from 48 percent in 2000 to 45 percent in 2001.


     General and administrative

     General and administrative expenses increased to (pound)14,716,000 in 2001 from (pound)12,221,000 in 2000. The increase in our general and administrative expenses was attributable to the full year impact of our acquisition of Flightbookers Ltd. and other European subsidiaries in 2000, partially offset by the elimination of the fulfillment costs paid to Flightbookers Ltd. in 2000. Our general and administrative costs in 2001 also increased due to our hiring of additional staff to support the growth of our business. Of the increase, (pound)444,000 reflected costs incurred to streamline our organization following the events of September 11, 2001.


     Stock compensation cost

     Stock compensation cost incurred by us in 2001 was (pound)38,000 versus a credit of (pound)4,187,000 in 2000. The 2001 stock compensation cost reflected stock options granted to our Chief Executive Officer, Managing Director and other employees. As there was no major movement in the stock price at December 31, 2001 as compared to December 31, 2000, the stock compensation cost for variable plan options was not significant. No additional stock compensation accrual was considered necessary based on our share price at December 31, 2001. Stock compensation cost has no effect on the cash flows of the Group.




     Depreciation and amortization

     Our depreciation and amortization expense increased to (pound)7,855,000 in 2001 from (pound)4,169,000 in 2000. The increase reflected an increase of (pound)1,884,000 in goodwill amortization and a (pound)1,802,000 increase in depreciation. The increase in goodwill amortization mainly reflected the full year effect of our acquisition of Flightbookers Ltd. In 2000 and the goodwill charged on the MrJet acquisition made in 2001. The increase in depreciation reflected primarily the acquisition of additional computer hardware and communications equipment in 2001.

     We experienced greater levels of depreciation in 2001 versus 2000 due to the impact of capitalized costs associated with the development of our website in each of 2000 and 2001. Our 2001 financial statements reflected capitalized costs of (pound)792,000 in 2001 and (pound)2,371,000 of website development costs capitalized in prior years. These costs had been capitalized and amortized over two years. The amortization cost related to website development amounted to (pound)1,422,000 in 2001 as compared to (pound)747,000 in 2000.


     Impairment of goodwill

     In 2001, the Company evaluated the recoverability of goodwill based on SFAS 121. The fair value of the goodwill was less than the carrying value and therefore there was a reduction to the carrying value of goodwill by (pound)784,000. In 2000, the Company evaluated the recoverability of goodwill based on SFAS 121 and there was no impairment to the carrying value of the goodwill.


      Product technology and development

      We spent (pound)2,589,000, or 13 percent of revenues, on product technology and development in 2001 versus (pound)1,926,000, or 20 percent of revenues, in 2000. This spending on product technology and development reflected the costs incurred for the maintenance and improvement of our software, hardware, networks, database search engine and our websites.


      Other income/(expenses)

      Other income decreased to (pound)1,128,000 in 2001 from (pound)1,932,000 in 2000 while other expenses increased to (pound)466,000 in 2001 from (pound)28,000 in 2000. This was primarily a result of foreign currency movements. Foreign currency exchange gains of (pound)701,000 were made in 2000 compared to foreign currency losses of (pound)273,000 in 2001.


      Loss before income taxes

      Our loss from continuing operations before taxes was (pound)24,882,000 in 2001, as compared to a loss of (pound)22,341,000 in 2000. This was largely due to the absence of the credit in respect of stock compensation cost of (pound)4,187,000 recorded in 2000, and an increase in non-cash depreciation and amortization of (pound)3,686,000. Excluding these non-cash charges, the net loss decreased by (pound)5,370,000 from (pound)22,359,000 in 2000 to (pound)16,989,000 in 2001, a reduction of 24 percent.


      Income tax

      Income tax in 2001 increased to (pound)75,000 from (pound)61,000 in 2000. The tax expense in 2001 resulted from profits earned overseas and the mixture of the tax rates in these countries. The increase in the tax charge in the year was due to increased earnings in the period.




      Selected quarterly operating results

      The following table sets forth a summary of our unaudited quarterly operating results for each of the eight fiscal quarters in the two-year period ended December 31, 2002. We have derived this information from our unaudited interim financial statements which have been prepared on a basis consistent with our audited financial statements. The financial data included in the table set forth below has been amended to reflect the change in presentation of revenue. The results of operations for any quarter are not necessarily indicative of results for any future period.

                                                        Three months ended (unaudited)
                         ----------------------------------------------------------------------------------------------------------
                         Mar. 31,       June 30,        Sept. 30,   Dec. 31,      Mar. 31,    June 30,    Sept. 30,    Dec. 31,
                         2001           2001            2001        2001          2002        2002        2002         2002
                         --------       --------        --------    --------      --------    --------    --------     --------
                                                                   ((pound)'000)
Revenue:
Merchant fare airline
 ticket revenue      (pound)3,175    (pound)2,622   (pound)2,914  (pound)2,881 (pound)2,923 (pound)2,708 (pound)3,381 (pound)2,313
Other travel
 product revenue(1)         1,169           2,024          2,575         2,042        3,890        4,845        5,910        5,785
                            -----           -----          -----         -----        -----        -----        -----        -----
Total revenue               4,344           4,646          5,489         4,923        6,813        7,553        9.291        8,098

Operating expenses:
Marketing and sales        (6,054)        (5,896)        (3,233)        (3,782)      (3,462)      (4,281)      (4,629)      (3,333)
General and administrative (4,080)        (3,752)        (2,954)        (3,531)      (3,840)      (3,394)      (3,717)      (3,375)

Stock compensation            (90)        (1,370)         1,639           (217)         (86)      (5,431)       2,283      (10,492)
Depreciation
 and amortization          (1,802)        (1,981)        (1,948)        (2,124)      (1,057)      (1,059)      (1,100)      (1,330)

Impairment of goodwill          -              -              -           (784)           -            -            -            -
Product technology
 and development             (663)          (676)          (703)          (547)        (717)        (751)        (716)        (933)

Total operating expenses  (12,689)       (13,919)        (7,354)       (10,985)      (9,162)     (14,916)      (7,879)     (19,463)
                          -------        -------         ------        -------       ------      -------       ------      -------

Operating income / (loss)  (8,345)        (9,273)        (1,865)        (6,062)      (2,349)      (7,363)       1,412      (11,365)
Interest and other income     385            345            754           (356)         153          311          261          277
Interest and other expenses  (274)          (547)           (33)           388          (26)         (35)         (84)           5

(Loss)/income before
 income taxes       (pound)(8,234) (pound)(9,475) (pound)(1,144) (pound)(6,029)      (2,222)      (7,087)       1,589      (11,083)
                           ======         ======         ======         ======       ======       ======        =====      =======

     Note:

(1) Included in other travel product revenue is (pound)447,000 of advertising and other sales revenue in 2002 (2001: (pound)170,000, 2000:
     (pound)297,000).

     While our results of operations and the number of bookings made by us during the third and fourth quarters of the financial year ended December 31, 2001 were affected by the downturn in the worldwide travel industry following the events of September 11, 2001, we saw an improvement in the online travel market during 2002.


     Liquidity and capital resources


     Cash flow statements

     Cash flows from operating activities

     In 2002 our net loss (after taxes) decreased by 24 percent to (pound)18,958,000. This was primarily due to increased revenue and a policy of cost control. After adjustments for the non-cash items of stock compensation and depreciation and amortization, operating expenses decreased by (pound)3,121,000 to (pound)33,148,000 in 2002 from (pound)36,269,000 in 2001 despite a 64 percent increase in revenue.

     Our depreciation expense decreased to (pound)4,546,000 in 2002 from (pound)8,639,000 in 2001 (including impairment loss). This was due to a significant reduction in capital expenditures in 2002 as compared to 2001 and 2000, being (pound)2,781,000, (pound)2,911,000 and (pound)7,004,000, respectively. We made a large investment in computer and communications equipment in 2000 on which there was a full year's depreciation in 2001, resulting in the increase versus 2000. Lower depreciation in 2002 was also due to the sale of property, plant and equipment for (pound)1,529,000 in 2001.

     The stock compensation charge has increased to (pound)13,726,000 in 2002 from (pound)38,000 in 2001, primarily due to the appreciation of the share price during the year and its effect on the year-end stock compensation provisions as well as the issuance of new stock options during the year.

     As a result increased trading in the year, our accounts receivable increased by (pound)140,000 to (pound)2,397,000 in 2002 compared to a decrease of (pound)258,000 to (pound)2,257,000 in 2001. Our other current assets also followed this trend, increasing by (pound)976,000 to (pound)4,823,000 in 2002 as compared to a decrease of (pound)1,668,000 to (pound)3,847,000 in 2001. This was mainly due to an increase in incentive commission which resulted from the increased trading in the year. Accounts payable increased significantly in 2002, by (pound)5,348,000 to (pound)17,167,000, as compared to a decrease in 2001 of (pound)296,000 to (pound)11,819,000, as a result of better working capital management.


     Cash flow from investing activities

     Net cash received from investments in affiliates was (pound)nil in 2002, due to the fact that we made no acquisitions during the year. In 2001, this figure was (pound)360,000, as a result of the MrJet and Technovate Data and Services Private Ltd. acquisitions. In 2000, this figure was (pound)8,309,000, as a result of the acquisitions of Callbookers Ltd, Reisbureau Nova B.V, Viajes Dimensiones SL and Rejsegalleriet A/S.

     Our restricted cash balance increased again by (pound)974,000 to (pound)3,484,000 in 2002 as compared to increases of (pound)1,442,000 in 2001 and (pound)1,068,000 in 2000. This was due to ebookers' cash being restricted and held in a separate account under the regulations set by IATA and other licensing authorities. The balance at the end of fiscal year 2002 was repaid to us in the first quarter of 2003.

     There were no proceeds from the sale of property, plant and equipment in 2002. In 2001, proceeds from such sales were (pound)1,529,000, including proceeds from a sale and leaseback transaction on IT equipment which gave rise to a cash inflow of (pound)1,200,000.

     As discussed above (in the "Cash flows from operating activities") section, there was less capital expenditure in 2002, compared to 2001 and 2000 due to a greater investment in computer and communications equipment in the earlier formative years.


     Cash flow from financing activities

     In 2002, our bank overdraft increased to (pound)434,000, compared to a decrease of (pound)75,000 in 2001. During 2002, we also received (pound)453,000 of proceeds from share option exercises by employees compared to (pound)nil in 2001, due to there being no exercises in 2001. In 2000, we received (pound)28,896,000 from the issue of ordinary shares.

     In 2002, we repaid a further (pound)1,034,000 of finance lease obligations, as compared to (pound)746,000 in 2001. This increase was a result of us repaying lease installments for the computer equipment for a full year in 2002, compared to only part of the year in 2001, as the finance lease was only entered into in May 2001.



     Net increase/(decrease) in cash and cash equivalents

     As of December 31, 2002, we had cash and cash equivalents of (pound)18,245,000, principally held in pounds sterling, which was an improvement, for the reasons discussed above on the (pound)17,588,000 held as of December 31, 2001.


     Non-cash activities

     The issue of shares for non-cash consideration relates to acquisitions in the years 2000 to 2001. The (pound)5,253,000 of consideration in 2002 relates to the final part of the consideration for purchase of Flightbookers Ltd., under the terms of a call option agreement, entered into in 1999. The (pound)1,039,000 of consideration in 2001 relates to the purchase of MrJet and Technovate Data and Services Private Ltd. The (pound)5,333,000 of consideration in 2000 relates primarily to the acquisition of Flightbookers.


     Tax

     In 2002, we paid (pound)213,000 in overseas tax compared to (pound)47,000 in 2001. This was due to the growth in some of our overseas subsidiaries which were more profitable in 2002.


     Interest

     In 2002, we paid (pound)140,000 in interest payments, compared to (pound)193,000 in 2001. This was due to an improved average cash balance during 2002.



     Subsequent event


     Acquisition of Travelbag Holdings Limited

     During February 2003, ebookers plc entered into a loan agreement with Barclays for loan facilities of (pound)25,000,000 and also placed 8,840,579 shares in the equity markets in order to fund the acquisition of Travelbag. The acquisition required the Group to prepare and present working capital projections to Barclays. Of the loan facilities, (pound)15,000,000 was drawn down on completion of the acquisition of Travelbag. As at May 30, 2003, the Group continues to have (pound)10,000,000 of undrawn loan facilities available for the costs of integration of the Travelbag operations into the Group.

     In addition to the loan facilities, Barclays has also returned restricted cash previously held as security for guarantees it had issued on the Group's behalf of (pound)3,484,000 in February 2003.


     Capital commitments

     At the end of the year, we had no capital commitments.


     Group borrowings

     We assess our net funds position by subtracting our finance leases from our net cash. The following table presents our net funds position at the end of the last three fiscal years:


           Net Funds (1)                   December            December          December 31,
                                           31, 2002            31, 2001                  2000
                                        (pound)'000         (pound)'000           (pound)'000
           Cash and cash                     18,245              17,588                32,471
           equivalents

           Overdrafts                         (434)                   -                  (76)
           Finance leases                     (200)             (1,234)                 (780)
                                 ------------------- ------------------- ---------------------
           Total                             17,611              16,354                31,615
                                 ------------------- ------------------- ---------------------

     Note:

     (1)  Excluding restricted cash of (pound)3,484,000 in 2002 (2001:
          (pound)2,510,000, 2000: (pound)1,068,000).



     Group financing

     During February 2003, ebookers plc entered into a loan agreement with Barclays for loan facilities of (pound)25,000,000. To date, only (pound)15,000,000 of this loan has been drawn down. We also placed 8,840,579 shares in the equity markets in order to fund the acquisition of Travelbag. Our future capital requirements, the timing and amount of expenditures, and the adequacy of funds available to us will also depend on the cost of future acquisitions, the development of the European market for online travel products and services and our success in capturing a significant portion of this market. Based on our current plans, we believe that the cash flows generated by operations as well as funds raised as part of the loan made available from Barclays as well as our placing of shares in February 2003 will be adequate to satisfy our current capital requirements. As of the date of this Annual Report, we believe the working capital available to us and our subsidiaries is sufficient for our present needs. If we engage in more acquisitions, if we have to spend more than anticipated on sales and marketing, product, technology and development programs or if prolonged global conflicts or public health developments further damage consumer confidence, we may need additional funding before the end of 2003. If we do, we expect to raise this cash either by issuing securities or securing further bank financing or both, although we can give no assurance that we will be able to do so at favorable terms or at all.

     Contractual obligations and commitments

     The Group has various contractual obligations that are set out in the table below. The majority of the balance as at December 31, 2002 was made up of commitments under non-cancellable operating leases primarily for computer hardware but also rental of group property.



                               As at December 31, 2002

                               Payments due by period


                                       Total   Less than 1       1 to 5       After 5
                                                      year        years         years
                                 (pound)'000   (pound)'000  (pound)'000   (pound)'000
        Short-term debt                  434           434            -             -

        Capital lease
         obligations                     200           200            -             -


        Operating leases               5,225         1,311        3,153           761
                              --------------------------------------------------------

        Total                          5,859         1,945        3,153           761
                              --------------------------------------------------------


     Euro considerations

     The introduction of the euro has not resulted in any significant alteration of the way that we operate our online business or administrative functions. We have adapted our business practices to invoice some customers in euro and to pay some suppliers in euro. However, as these adaptations have not resulted in any significant expense, we do not expect the cost of any further changes to our accounting systems to be material.

     Interest rate risk

     We had no outstanding debt as of December 31, 2002 other than overdrafts of (pound)434,000 and a (pound)200,000 capital lease on certain assets, including computer equipment. In February 2003, we drew down a (pound)15,000,000 loan facility to finance the acquisition of Travelbag. The interest charged on this is the percentage per annum, which is the aggregate of the applicable margin, the LIBOR and the mandatory cost. In addition, ebookers' cash balance is in excess of its debt and its net cash is invested in variable rate interest products which inevitably makes it prone to changes in interest rates.


     Research and development, patents and licenses

     We have not engaged in any significant research and development in any of the last three financial years. We do not hold any patents, but we do hold a number of licenses for the technology that we use.

     Individually, these licenses are not of fundamental importance to ebookers' business or profitability.


     Current trading and prospects

     In 2003, we believe we are in position to benefit from the continued upsurge predicted for Internet travel and we aim to take advantage of this through the integration and online growth of our Travelbag acquisition. We also aim to continue to reduce costs relative to revenue, by benefiting from the operational gearing of our business, especially the impact of our Indian BPO facility.

     One issue outside of our control is the world political and military situation. However, our management has dealt successfully with crises in the past including the 1991 Gulf War, the terrorist tragedies of September 11, 2001, and the Iraq conflict of early 2003.

     ebookers announced its financial results for the first quarter of 2003 on May 7, 2003. In the first quarter of 2003, our revenue increased to (pound)14,362,000, an 111 percent increase as compared to the same period in 2002. This included (pound)4,751,000 of Travelbag's revenue for the period February and March 2003. Excluding Travelbag, the growth rate was 41 percent, an encouraging result given the impact of the Iraq War on the global travel industry during the quarter. Our margin on sales (revenue as a percentage of gross sales, for a description of gross sales please refer to the "Presentation of Financial and Other Information" section of this Annual Report) also increased significantly to 13.2 percent for the quarter compared to 11.2 percent in the first quarter of 2002. This increase was due to both the positive impact of Travelbag's high margin product range, and also ebookers' strategy to increase the sale of higher margin non-air products. The percentages in this paragraph were calculated in accordance with U.S. GAAP.

     We also made a quarterly operating profit of (pound)4,922,000. This was ahead of expectations and a significant improvement on our loss of (pound)2,349,000 in the same quarter last year. Our net income in the quarter was (pound)5,201,000, a significant improvement on our net loss of (pound)2,230,000 in the first quarter of 2002. As at March 31, 2003, ebookers had net cash (net of overdrafts) of (pound)48.1 million compared to (pound)21.3 million at December 31, 2002.

     Our trading statement published on May 30, 2003 stated that bookings have continued the positive upward trend indicated at the time of our first quarter results. Although some of our businesses have been affected by SARS and the international political situation, the trend is positive and in line with Directors' expectations, due to the breadth of the product range we now offer. Having announced our first profit in the first quarter of 2003, we are still cautious about the second quarter of 2003, which is a seasonally weaker quarter. Current trading and margins leave us very confident about the underlying trend in our business.

     The integration of Travelbag and introduction of technology improvements continue on schedule.


     Inflation

     Inflation has not had a significant influence on our results of operations and financial condition during the three years ended December 31, 2002.


     ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES


     Directors

     The Directors of ebookers plc and their ages, positions and term of office as at June 19, 2003 are:


      Name                                    Age      Position                               Year of
                                                                                              re-election(1)
      --------------------------------------- -------- -------------------------------------- --------------------
      Dinesh Dhamija.......................   53       Chairman, Chief Executive Officer      2006
      Nigel Addison Smith.................    38       Chief Financial Officer                2005
      Tani Dhamija........................    52       Executive Director                     2005
      Peter Liney (2).....................    43       U.K. Managing Director                 2003
      Peter Cochrane .....................    56       Non-Executive Director                 2003
      Sudhir Choudhrie....................    54       Non-Executive Director                 2006
      John Donaldson (3)..................    53       Non-Executive Director                 2003
      Jeffrey Sampler.....................    42       Non-Executive Director                 2003
      David Gill (4)......................    45       Non-Executive Director                 2003


     NOTES:

     (1) Subject to re-election by our shareholders at the annual general meeting held in the final year of their term or early resignation.

     (2) On March 18, 2003, Mr. Liney was appointed to the board as an Executive Director.

     (3) On July 24, 2002, Mr. Donaldson was appointed to the board as a Non-Executive Director.

     (4) On April 7, 2003, Mr. Gill was appointed to the board as a Non-Executive Director.



     Executive Officers

     The executive officers of ebookers plc and their ages and positions are:

     Name                                                Age             Position
     -----------------------------------------------  -----------      -----------------------------------------------
     Philip Dale....................................     44            Chief Information Officer
     Dirk Tostmann..................................     33            Technical Director
     Mos Somji......................................     40            Group Financial Controller
     Helen O'Byrne..................................     37            General Counsel and Company Secretary


     Each of our directors and executive officers may be contacted through us at 25 Farringdon Street, London EC4A 4AB, England.


     Management Biographies

     Dinesh Dhamija has served as Chief Executive Officer of ebookers since June 1999 and has also been Chairman since the Company's incorporation. Mr. Dhamija also jointly founded Flightbookers in 1983. While heading Flightbookers Ltd., Mr. Dhamija was instrumental in the company's setting up of a fully interactive travel website in 1996. Mr. Dhamija also ran the sales, marketing and support services of Royal Nepal Airlines as their Regional Director for Europe. He established sales for a network of travel agencies in 12 European countries to support Royal Nepal's flights to London, Frankfurt and Paris. In 1995, Royal Nepal Airlines terminated its agreement with Mr. Dhamija after the communist party of Nepal had assumed power. Mr. Dhamija founded his first travel agency, Dabin Travel Limited, in 1980. Prior to entering the travel agency industry, Mr. Dhamija was employed by IBM. Mr. Dhamija holds a Master of Arts degree in Law from Cambridge University.

     Nigel Addison Smith has served as Chief Financial Officer of ebookers plc since June 2002. He has eight years of senior financial management experience within the travel industry, most recently with First Choice Holidays plc, where he was Finance Director of Air 2000 and Viking Aviation, the Group's charter airline division from 1996 to 2001. Previously he was Group Financial Controller of First Choice from 1994. Before entering the travel industry he was employed by KPMG in London for seven years. He holds an Association of Chartered Accountants accountancy qualification and a Bachelor of Science in Economics and Politics from the University of Bristol.

     Tani Dhamija has 22 years of travel experience and has served as Executive Director of ebookers since October 2001. She is the spouse of Mr. Dhamija, our Chairman and Chief Executive Officer, and was co-founder of Flightbookers Ltd. in 1983. Mrs. Dhamija originally had responsibility for ebookers' U.K. and Indian operations and was instrumental in integrating Flightbookers and ebookers in the United Kingdom after Flightbookers was acquired by ebookers. Since the acquisition of Travelbag Holdings in February 2003, she is in charge of the Integration Committee overseeing the merger of the two groups in the United Kingdom, as well as having continuing responsibility for the Indian BPO facility.

     Peter Liney has 16 years of travel experience and joined ebookers plc with the acquisition of Travelbag in February 2003. As U.K. Managing Director he is responsible for all U.K. brands and operations. He was appointed to the Executive Board on March 18, 2003. Prior to joining ebookers, Mr. Liney was Managing Director of Travelbag from 1999. Previously, he worked for British Airways from 1988 to 1999, holding various senior positions including Head of Leisure Sales for the United Kingdom and General Manager, Asia-Pacific Alliances. Mr. Liney has a degree in Geography and International Relations from the University of St Andrews.

     Peter Cochrane has served as a Non-Executive Director of ebookers plc since October 1999. From 1994 to 1999, he was Head of Research at BT Laboratories and from 1999 to 2001, he was Chief Technologist. He currently is co-founder and Director of Conceptlabs which provides strategic technology, advice and product design and development to new technology-based ventures. Professor Cochrane holds degrees as a Bachelor, Master and Doctor of Science, as well as a Ph.D. He is a fellow of the Institution of Electrical Engineering, the Institute of Electrical & Electronics Engineering and the Royal Academy of Engineering.

     Sudhir Choudhrie has served as a Non-Executive Director of ebookers plc since October 1999. Mr. Choudhrie is an Asian industrialist specializing in cross-border investments, including new technologies. Mr. Choudhrie has served as a director and member of the board of Magnum International Trading Company, Ltd. since the company's founding in 1975, where he has focused on both the supervision of the company's marketing activities and the exploration of export markets. Mr. Choudhrie holds a Bachelor of Arts Degree in Economics from Delhi University.

     John Donaldson has served as a Non-Executive Director of ebookers plc since July 2002. Mr. Donaldson is a former Chief Executive of leading travel group Thomas Cook Holdings Limited, overseeing its sale in 2001 to C&N, now renamed Thomas Cook AG. Currently, Mr. Donaldson is Deputy Chairman of Thomas Cook in the United Kingdom Mr. Donaldson held senior positions with Thomas Cook Holdings Limited from 1988 to 2001. From 1997 to 1998 he was Group Managing Director Worldwide before being promoted to Chief Executive from 1998 to 2001. Before joining Thomas Cook, he worked for American Express Europe from 1980 to 1988 and Aer Lingus from 1970 to 1980.

     Jeffrey Sampler has served as Non-Executive Director since December 1999. Since 1992, he has taught Strategy and Information Business courses in various Masters of Business Administration, executive Masters of Business Administration and Company Specific Programs at the London Business School. He holds a Ph.D. from the University of Pittsburgh, a Masters of Business Administration (with Honors) from Southern Methodist University and a Bachelor of Science in Computer Science from Texas A&M University.

     David Gill joined the board as a Non-Executive Director in April 2003. He is Group Managing Director of Manchester United plc, responsible for operations ranging from sponsorship and marketing to business development and financial services. He joined Manchester United as Finance Director in 1997, was appointed Deputy Chief Executive in August 2000 and promoted to Group Managing Director in July 2001. Previously, Mr. Gill was Finance Director of First Choice Holidays plc and Proudfoot plc. He qualified as a chartered accountant with Price Waterhouse in 1981.

     Philip Dale has served as Chief Information Officer since April 2002. He joined ebookers plc directly from Priceline.com where he served as Chief Technology Officer in Europe and Vice President Development in the United States. Prior to joining Priceline.com in 1999, Mr. Dale worked in senior roles for Sabre within their operational research and yield management group. He is a specialist in all areas of travel technology and has led many initiatives between Sabre and its travel partners such as American Airlines, Air France, Holiday Inn and la Societe Nationale de Chemins de Fer Before joining Sabre in 1991, Mr. Dale worked for AMR Corp. where he designed and developed global online travel systems. Mr. Dale worked in the United Kingdom previous to this at la Societe Internationale de Telecommunications Aeronautiques, leading technology development teams for airline clients specializing in passenger, cargo and other airline support systems.

     Dirk Tostmann has served as Technical Director of ebookers plc since July 1999. Prior to joining ebookers, Mr. Tostmann served two years as a member of the Value Added Services Business Development Team of Nokia System Centre Heilbronn, Germany. From 1995 to 1999, Mr. Tostmann served as Technical Director of TISS GmbH Heilbronn, Germany. During his time there, TISS won the 1997 Economist's Knowledge Award for the most effective and imaginative electronic commerce project in Europe. After serving for one year as an IT-System designer/administrator for Imedia GmbH Dresden, Mr. Tostmann opened his own engineering office, which focused on the design and development of communication and Internet applications. Mr. Tostmann holds a degree in Biomedical Engineering from the Technical University of Dresden.

     Mos Somji joined ebookers in February 2002 as Group Financial Controller. Prior to that, he held senior finance positions in 7C Limited and Honeywell UK Limited, a subsidiary of Honeywell Inc., where he was part of the Leadership team as Head of Finance. Mr. Somji, a Mathematics graduate from Durham University in 1986, qualified as a Chartered Accountant in London in 1991 with KPMG after which he joined the U.K. subsidiary of a Swiss Venture Capital organization, IPS SA. Mr. Somji also worked as a business analyst and finance manager at British Airways plc between 1995 and 1999.

     Helen O'Byrne was appointed as General Counsel and Company Secretary of ebookers plc in September 2001. Prior to joining ebookers, she was Senior Corporate Counsel at BBA Group plc, responsible for the European Aviation Division. She trained as a lawyer with Baker & McKenzie, joining their Corporate Department on qualification. In addition to her legal qualifications, she holds a Maitrise in English Civilisation from the Universite de Paris XII and a Bachelor of Arts degree in French from Leeds University.


     Directors' Compensation

     The following table presents information regarding the compensation paid by ebookers for the year ended December 31, 2002 to each of our current and former directors (including the fees paid to Non-Executive Directors). Please note that since December 31, 2002, ebookers has made changes to its senior management, including its management board.

                                                                        Year ended December 31, 2002
                                               --------------------------------------------------------------------------
                                               Salary and fees    Bonuses      Benefits      Pensions         Total
                                               ---------------  ------------  ------------  ------------ ----------------
                                                   (pound)        (pound)       (pound)       (pound)        (pound)
     Current Directors
     Dinesh Dhamija (1).......................     222,528        55,800        39,043        15,400          332,771
     Nigel Addison Smith......................      56,923         9,000           385            --           66,308
     Tani Dhamija.............................     134,333        24,470            --            --          158,803
     Peter Cochrane...........................       5,000            --            --            --            5,000
     Sudhir Choudhrie.........................      20,000            --            --            --           20,000
     John Donaldson...........................       8,822            --            --            --            8,822
     Jeffrey Sampler..........................      20,000            --            --            --           20,000

     Former Directors
     Dr. Sanjiv Talwar (2)....................     125,635        33,660           642            --          159,937
     Navneet Bali (3).........................      96,154            --           133            --           96,287
     Glenn Trouse (4).........................          --            --            --            --               --
     Enrico Marinelli (5).....................          --            --            --            --               --
                                            ---------------  ------------  ------------  ------------ ----------------
     Total....................................     689,395       122,930        40,203        15,400          867,928
                                            ===============  ============  ============  ============ ================


    -------------------

     (1) Mr. Dhamija's 2002 total bonus includes a (pound)14,000 bonus due in 2001, but paid during 2002.

     (2) Mr. Talwar's 2002 total bonus includes a (pound)12,600 bonus due in 2001, but paid during 2002.

     (3) Included in the remuneration of Mr. Bali is an amount of (pound)41,667 for termination of office as of May 31, 2002.

     (4)  Mr. Trouse resigned as a Non-Executive Director as of May 10, 2002.

     (5) Mr. Marinelli resigned as a Non-Executive Director as of February 6, 2002.

     Mr. Talwar also received compensation of (pound)60,237 for termination of office as of January 20, 2003.

     In addition, we reimburse the reasonable expenses of our Non-Executive Directors.

     Certain of our directors hold options over our ordinary shares, details of which are contained elsewhere in this Annual Report.

     The aggregate remuneration paid to or accrued on behalf of our current and former directors as a Group for the year ended December 31, 2002 was (pound)867,928, in salaries, fees, commissions, bonuses and benefits in kind. This amount does not include expenses such as business travel, professional and business association dues and expenses reimbursed to directors.


     Pensions and Benefits

     Only one of our directors receives a pension contribution from ebookers. Mr. Dhamija receives an amount equal to 7 percent of his gross annual salary paid directly into a pension scheme of his choice. A payment of (pound)15,400 was made in 2002. A payment of (pound)28,000 was made in 2001which related to pension payments for 2000 and 2001. No other contributions were made by us to defined contribution schemes for the benefit of any other director in the years ended December 31, 2002 and December 31, 2001.

     We also provide private medical insurance for our employees insured through Norwich Union. All due contributions had been paid at December 31, 2002. Our Executive Directors benefit from such insurance and the relevant amounts are included in the above table.


     Board practices


     Directors' Employment Agreements

     The following table summarizes the principal features of the service agreements of the Executive Directors of the Company and the terms of appointment of the Non-Executive Directors. The table does not include details of bonuses. These are determined by the remuneration committee and are related to collective and individual performance. Details of bonuses paid for the year ended December 31, 2002 are found elsewhere in this Annual Report.

                                                                         Annual
      Director(1)                                  Date of agreement     salary/Fees               Period of notice
      --------------------------------------------------------------------------------------------------------------------
      Dinesh Dhamija(2)(3).......................  October 2, 2002    (pound)300,000                 12 months
      Nigel Addison Smith........................  May 31, 2002       (pound)120,000                  6 months
      Tani Dhamija(4)............................  January 16, 2003   (pound)220,000                  6 months
      Peter Liney(5).............................  January 17, 2003   (pound)214,000                  6 months
      Sanjiv Talwar(6)...........................  March.3, 1999      (pound)194,400         Resigned January 20, 2003
      Navneet Bali(7)............................  April 14, 2000     (pound)125,000         Resigned May 31, 2002
      Peter Cochrane(8)..........................  October 25, 1999     (pound)5,000                   4 weeks
      Sudhir Choudhrie(8)........................  July 12, 2002       (pound)20,000                   4 weeks
      John Donaldson(8)..........................  July 24, 2002       (pound)20,000                   4 weeks
      Jeffrey Sampler(8).........................  July 12, 2002       (pound)20,000                   4 weeks
      Glenn Trouse(9)............................  July 27, 2001                 Nil         Resigned May 10, 2002
      Enrico Marinelli(10).......................  October 25, 1999    (pound)13,774         Resigned February 6, 2002
      David Gill(8) (11).........................  April 7, 2003       (pound)25,000                   4 weeks


     (1) The Executive Directors and their families are entitled to private health insurance cover and all the directors are entitled to benefit from director and officer liability insurance arranged by us. We have no obligation to provide and do not provide any other benefits (whether for pensions, the provision of motor cars, private telephone or otherwise) to our directors, save as disclosed elsewhere in this document.

     (2) Mr. Dhamija entered into a new service agreement with us on and with effect from October 2, 2002. The Company shall pay 7 percent of Mr. Dhamija's annual salary into a pension scheme of his choosing, and shall also provide a car and car parking space for his benefit. The Company shall also reimburse Mr. Dhamija for all travel expenses incurred by him in traveling between London and Switzerland, his legal residence. Dinesh Dhamija's service agreement provides that he shall not be required to perform his duties for any longer than three months during any period of notice, to effect an orderly handover of duties. The balance of any period of notice shall be paid in lieu.

     (3) Mr. Dhamija has entered into an individual option arrangement with us, which is detailed elsewhere in this Annual Report.

     (4) Mrs. Dhamija entered into a new service agreement with us on January 16, 2003. Mrs. Dhamija's service agreement provides that she shall not be required to perform her duties for any longer than three months during any period of notice, to effect an orderly handover of duties. The balance of any notice period will be paid in lieu.


     (5) Mr. Liney was appointed as an Executive Director on March 18, 2003. Salary in lieu of notice period is payable on early termination.

     (6) Dr. Talwar entered into a service agreement with us on March 3, 1999 which related to his service with us since July 1, 1999. He received compensation of (pound)60,237 for termination of office as of January 20, 2003.


     (7) Mr. Bali resigned on May 31, 2002 from the board of directors. He received a payment of (pound)41,667 for termination of office.

     (8) Each of our Non-Executive Directors (Dr. Cochrane and Messrs. Donaldson, Choudhrie, Sampler and Gill) have entered into letters of appointment with us. Dr. Cochrane's letter provides that his appointment shall be for a period of five years. Messrs. Donaldson, Sampler, Choudhrie and Gill have been appointed for a period of two years. (Messrs. Choudrie and Sampler entered into new letters of appointment in July 2002 on similar terms to their previous letters of appointment). Upon termination of such appointment, the relevant Non-Executive Director will receive his director's fee on a pro-rata basis to the extent unpaid up to the date of termination.

     (9) On May 31, 2001, Glenn Trouse resigned as an Executive Director and on July 27, 2001 he was appointed as a Non-Executive Director. On May 10, 2002 he resigned from the board of directors.

     (10) Mr. Marinelli resigned as a Non-Executive Director on February 6,
          2002.

     (11) Mr. Gill was appointed as a Non-Executive Director on April 30, 2003. Upon termination of such appointment, Mr. Gill will receive his director's fee on a pro-rata basis to the extent unpaid up to the date of termination.

     Corporate Governance

     The Board is responsible for the overall management of the Group and meets a minimum of four times a year. The Board has a schedule of matters specifically reserved for its decision and has established a number of committees. The Board delegates the day-to-day responsibility of managing the Company to the Executive Directors of ebookers, who, along with the Company Secretary, form the Group Management Committee.

     Dinesh Dhamija undertakes the dual role of Chairman and Chief Executive Officer. For the present, the Board believes that, with the formation of the Group Management Committee, together with the strong independent element of the Board, there is sufficient distribution of responsibilities at the top of the Group to ensure that undue power is not concentrated in the hands of one individual.

     The Board receives quarterly reports from management on key issues such as investment strategy, financial performance and operational matters. During the third quarter of 2002, the Board held a strategy day, during which the Board received and considered management presentations on key strategic issues facing the Group and identified Board priorities for the next year. The Board also held a strategy day on June 16, 2003.

     All Directors bring independent judgement to bear on issues of strategy, performance and resources, including consideration of key appointments and standards of conduct. Directors receive agendas and detailed Board papers prior to each meeting together with regular and ad hoc reports and presentations from management.

     Directors have access to the advice and services of the Company Secretary who is responsible for ensuring that Board procedures are followed. Directors can also take advice from ebookers' lawyers at ebookers' expense. The Directors have access to independent professional advice if required and any training considered appropriate to their position. On appointment and as necessary thereafter, Directors also receive technical information about their responsibilities and duties from ebookers' lawyers.

     The Board established an internal audit function in March 2002. Since then the Internal Audit function has conducted reviews across the Group.



     BOARD COMMITTEES

     The Board has delegated specific responsibilities to the Audit, Remuneration, and Nomination committees, all of which have fixed terms of reference.


     Audit Committee

     The Audit Committee met four times during 2002. The Committee was chaired in 2002 by Peter Cochrane. Following the appointment of David Gill on April 7, 2003, David Gill was appointed Chairman of the Audit Committee on April 30, 2003. The Audit Committee comprises David Gill, Peter Cochrane, Jeffrey Sampler, Sudhir Choudhrie and John Donaldson. The Chief Executive Officer, the Managing Director, the Chief Financial Officer and the external auditors are invited to attend these meetings. The Committee can obtain outside legal or other independent professional advice at the Company's expense.

     The Audit Committee is responsible for dealing with accounting matters, financial reporting and internal controls. The Committee reviews the quarterly, interim and annual financial statements and receives reports from the external auditors on the results of their audit in respect of internal financial control and accounting issues. The Audit Committee also receives quarterly reports from the Company's internal audit function. The Committee also monitors the scope, results and cost-effectiveness of the external audit process and assesses the independence and objectivity of the auditors.


     Remuneration Committee

     The Remuneration Committee met four times during 2002. The Committee is chaired by Sudhir Choudhrie and comprises Peter Cochrane, Jeffrey Sampler, Sudhir Choudhrie, John Donaldson and David Gill. The Remuneration Committee measures the performance of the Executive Directors and determines their annual remuneration and benefits, including salary, bonuses, share options and pension rights. The remuneration of the Non-Executive Directors is determined by the Chief Executive Officer within limits set out in the Articles of Association. No Director is involved in deciding his or her own remuneration.


     Nomination Committee

     The Nomination Committee met four times during 2002. The Committee is chaired by Jeffrey Sampler and comprises Jeffrey Sampler, Peter Cochrane, Sudhir Choudhrie, John Donaldson and David Gill.

     The Committee is responsible for recommending any new appointments to the Board. The Committee reviews the composition and balance of the Board and its committees and is authorised to employ the services of external recruitment advisers to assist them in carrying out their duties.


     Disclosure Controls and Procedures Committee

     The Disclosure Controls and Procedures Committee is responsible for ensuring that all disclosures made by the Company in relation to this Annual Report and other SEC filings are accurate and complete. Each member of the Committee is responsible for reviewing this Annual Report prior to filing and certifying that, to the best of his or her knowledge, all disclosures are accurate and complete. The Committee comprises: Dinesh Dhamija (Chairman & CEO), Nigel Addison Smith (CFO), Jeffrey Sampler (Non-Executive Director), Peter Cochrane (Non-Executive Director), VGVS Sharma (Head of Internal Audit), Mos Somji (Group Financial Controller), Ian Carter (Managing Director, Flightbookers Ltd.), Helen O'Byrne (General Counsel & Company Secretary), Leigh Grant (Deputy Company Secretary), Oliver Strong (Investor Relations Manager) and Louise Igoe (Group Financial Accountant). The committee can draw upon other external and internal resources if it so chooses.


     Share Options Allotment Committee

     The Share Options Allotment Committee was established by the Executive Board in November, 2002 to allot shares in respect of the exercise of options under the ebookers.com Executive Share Option Scheme 1999. The Committee has no power to grant options but merely to authorise the allotment of shares when an employee wishes to exercise options already granted to him or her. The Committee comprises Helen O'Byrne, Leigh Grant, Mos Somji and Louise Igoe.


     Removal of Directors

     Pursuant to the Companies Act and our articles of association, our shareholders may, by ordinary resolution passed by a simple majority, remove any director from office, notwithstanding any agreement between us and the director, but without prejudice to any claim the director may have for damages for breach of any agreement to which we are a party.


     Employees

     In total, ebookers and its subsidiaries had 965 employees at December 31, 2002. At December 31, 2002 we had 383 employees based in the United Kingdom and Ireland and 217 employees in mainland Europe and 365 employees in India.


      Location:                                                             Total number of employees:
      ------------------------------------------------------ ---------------------------------------------------------
                                                               (as at December     (as at December    (as at December
                                                                  31, 2002)           31, 2001)          31, 2000)
      United Kingdom and Ireland.................................    383                 298                 376
      India......................................................    365                 132                   0
      Sweden.....................................................     41                  37                  45
      Holland....................................................     37                  35                  31
      Spain......................................................     33                  29                  29
      France.....................................................     32                  27                  35
      Finland....................................................     36                  22                  21
      Germany....................................................     18                  15                  26
      Switzerland................................................      8                   7                  10
      Norway.....................................................     12                   1                   9
      Denmark....................................................      0                   0                  21
                                                             -----------------------------------------------------------
      TOTAL.....................................................     965                 603                 303
                                                             ===========================================================

      The net increase in employees in India between December 31, 2002 and June 19, 2003 was 164 employees.


      Share ownership


      Employee Share Schemes

      An employee share option scheme is in operation. The employee share option scheme is aimed to encourage employee retention and commitment to ebookers through long-term fiscal rewards. As at June 19, 2003, and in addition to the individual option arrangements into which we have entered with some of our directors referred to below, 4,891,404 options over our ordinary shares of (pound)0.14 each were outstanding as set out in the table below. All these options were granted for no consideration under the ebookers plc Executive Share Option Scheme 1999 described below. The options were granted between November 11, 1999 and March 24, 2003 and every option has an exercise period which lapses on the tenth anniversary of its grant, therefore the end of the exercise period for each option granted will be between November 11, 2009 and March 24, 2013. The earliest date for exercise of each of the outstanding options is set out below. Note that the options set out in the table below exclude options granted to our Chairman, Managing Director and Non-Executive Directors which are more fully described elsewhere in this Annual Report.

   --------------------------------------------------------------------------
   Option price         No. of shares under option    First date for exercise

   <(pound)2                      70,465                    20/12/2001
   (pound)2-(pound)3           2,690,293                    01/07/2000
   (pound)3-(pound)4           1,902,533                    01/07/2000
   (pound)4-(pound)6            221,358                     11/11/2000
   >(pound)6                      6,755                     21/02/2001
   Total                      4,891,404
   --------------------------------------------------------------------------



   We expect to incur National Insurance charges relating to the above options (and to any options granted to our directors on or after April 6, 1999 referred to below but not the options granted under the Inland Revenue approved scheme described below, provided they are exercised in an Inland Revenue approved way) on the difference between the market value of the shares at the exercise date and the option price, at the National Insurance rate applicable at the date of exercise which is currently 12.8 percent.


   The ebookers Executive Share Option Scheme 1999

   This scheme is an approved executive share option scheme, for our employees in the United Kingdom. An unapproved executive share option scheme is also in place under which options may be granted to employees in the United Kingdom and our other European offices.

   Eligibility - Executive Directors, and most employees or classes of employees of ebookers, and any designated subsidiaries or holding companies are eligible to participate in the scheme.

   Grant of options - The board of ebookers or a duly authorized committee may, at their discretion, grant options to acquire shares under the scheme. Options may be granted subject to certain conditions based on objective criteria. Options may be granted at any time within the 10 year period following the date of adoption of the scheme by the directors.

   Options granted under the unapproved part of the scheme will not be eligible for favorable tax treatment. Options may also be granted under the Inland Revenue-approved part of the scheme (contained in the schedule) and these options are eligible for favorable tax treatment currently up to a maximum of (pound)30,000.

   Options must be granted with an option price which is no less than the nominal value of an ebookers ordinary share. No consideration is payable for the grant of options.

   Exercise of option - The options will normally become exercisable over a 4 year period commencing on the first anniversary of the date of grant, vesting in equal tranches on each anniversary of the date of grant, provided that the option holder remains an employee or director of ebookers or an associated company. Options may, however, be exercised within six months of cessation of employment in certain circumstances, for example, if an option holder ceases to be a director or employee of ebookers or an associated company due to ill health, injury, disability, redundancy, retirement or change of control or transfer of all or part of his employing company outside the Group. The directors may, at their discretion, extend this period.

   Vested shares on options may also be exercised early in the event of a takeover, winding-up, reconstruction or amalgamation of ebookers, within a limited period. In addition, in the event of a takeover or reconstruction, an option holder may be given the opportunity of exchanging his options over our shares for options over shares in the acquiring company.

   If an option holder ceases to be a director or employee by reason of misconduct or poor performance, all his options will lapse on cessation of such employment, subject to the discretion of the directors.

   In any event, all options which have not been exercised or have not otherwise lapsed will lapse on the tenth anniversary of the grant of the option.

   Except for transmission of an option on the death of an option holder to their personal representative (to be exercised within one year of the death of the option holder), options are not transferable and may only be exercised by the persons to whom they are granted.

   Issue of shares - Shares in ebookers issued on the exercise of options will rank equally with shares in issue at that time, except in respect of rights arising by reference to a prior record date.

   Variation in share capital - The number of shares underlying each option and the amount payable for each share on the exercise of an option may be adjusted following certain variations in the share capital of ebookers, including a capitalization or rights issue, sub-division, consolidation or reduction of share capital.

   Scheme limits - The total number of shares over which options may be granted under the scheme in any period of 10 years may not exceed 14.5 percent of issued share capital on the date of grant.

   Amendments - The board of ebookers or a duly authorized committee may amend any provision of the scheme and the terms of options.

   Termination - The board of ebookers or a duly authorized committee may, at any time, terminate the scheme. If this happens, no further options will be granted but the provisions of the scheme will continue in relation to options already granted. In any event, no options may be granted after the tenth anniversary of the date on which the scheme was adopted by the directors and the scheme will automatically terminate on that date.


   The Inland Revenue Approved Schedule

   The rules of the Inland Revenue-approved executive share option scheme set out in the schedule are substantially similar to the rules relating to the unapproved scheme subject to the following differences.

   Eligibility - Most employees or directors of ebookers, its subsidiaries or any other company permitted by the Inland Revenue to participate in the scheme (and which has been designated by the directors as a participating company) who are (in the case of a director of ebookers) required to devote at least 25 hours a week and who are not excluded by reason of the material interest provisions in the Taxes Act, are eligible to participate in the scheme.

   Grant of options - Options will be granted with an option price which is no less than the market value of an ebookers plc ordinary share on the date of grant (or such other date as may be agreed with the Inland Revenue).

   Any performance conditions must be set out in documentation to be approved in advance by the Inland Revenue.

   Individual limits - Participation in the scheme is limited so that, at any one time, the aggregate market value of ebookers plc ordinary shares subject to outstanding options granted to any employee or director under Inland Revenue-approved executive share option schemes established by ebookers or any of its associated companies does not exceed (pound)30,000.

   Variation in share capital - No adjustment in the number of shares subject to each option or the amount payable for each share on the exercise of an option may be made without the prior approval of the Inland Revenue.

   Amendments - No changes that would affect the Inland Revenue Approved Schedule or any options granted under that schedule may be made without first obtaining the prior consent of the Inland Revenue.


   Individual Option Agreements
   We have entered into two individual option agreements in respect of its ordinary shares. Details are set out below.


   Option agreement with Mr. Dhamija

   Grant of option - Under an option agreement with Mr. Dhamija dated October 21, 1999 (as subsequently varied), ebookers plc granted Mr. Dhamija a series of five options, each of which entitles Mr. Dhamija to subscribe for shares of (pound)0.14 each equal to 1 percent of the issued ordinary share capital of ebookers on the business day immediately preceding the date of exercise.

   The options were granted with the following option prices: $100,000 for the first option, $200,000 for the second option, $300,000 for the third option, $350,000 for the fourth option and $400,000 for the fifth option.

   Exercise of options - The first option was exercisable at any time after May 16, 1999, and the second option after November 11, 1999. The remainder of the options became exercisable over an 18 month period beginning on May 12, 2000, and generally remain exercisable until October 21, 2009.

   In the event of a takeover, scheme of arrangement or winding-up, the options may be exercised within a limited period of time prior to or following that event, at the end of which they will lapse.

   All options which have not been exercised will lapse on April 2, 2009. Since all of the options have now become "vested" exercise of them is not dependent upon Mr. Dhamija continuing as an employee or Director.

   Except for transmission of an option on the death of Mr. Dhamija to his personal representative (such option to be exercised within one year of his death), options are not transferable and may only be exercised by Mr. Dhamija.

   Issue of shares - Shares in ebookers issued to Mr. Dhamija on the exercise of his options will rank equally with shares in issue at that time, except in respect of rights arising by reference to a prior record date.

   Variation in share capital - The number of shares underlying each option or the amount payable for each share on the exercise of an option may be adjusted (including retrospective adjustments), subject to the consent of Mr. Dhamija, following certain variations in share capital of ebookers, including a capitalization or rights issue, sub-division, consolidation or reduction of share capital provided that such adjustment does not adversely affect the rights of Mr. Dhamija.




   Directors' Interests

   The following table shows the current beneficial ownership of our ordinary shares, by our directors and executive officers (as a group) as of June 20, 2003.


                                    Ordinary Shares      Percent
      Beneficial Owner              Beneficially Owned    (1)
      ----------------              ------------------   -------

      Dinesh Dhamija(2,3).........      26,985,700(4)    42.45
      Nigel Addison Smith(3)......          12,000        0.02
      Tani Dhamija(3).............              --          --
      Peter Liney(3)..............              --          --
      Dr. Peter Cochrane..........              --          --
      Sudhir Choudhrie ...........           8,768        0.01
      John Donaldson..............          15,547        0.02
      Jeffrey Sampler.............           8,768        0.01
       David Gill.................              --          --
      Executive Officers
       (as a group)...............      27,030,783       42.51

     --------------------

     (1) The percentage of issued share capital as at June 20, 2003 is based on the ordinary issued share capital of ebookers of 63,574,687 ordinary shares.

     (2) Options have been granted under an individual agreement with Mr. Dhamija which is described elsewhere in this document.

     (3) Options granted to Mr. Addison Smith, Mrs. Dhamija, Mr. Liney and a further grant to Mr. Dhamija (all set out in the table below) were granted under the ebookers plc Executive Share Option Scheme 1999.

     (4) Flightbookers Investments Limited directly beneficially owns 26,985,700 ordinary shares representing approximately 42.45 percent of the outstanding ordinary shares of ebookers plc. As a result of his interest under a trust which controls Flightbookers Investments Limited, Mr. Dhamija has a beneficial interest in the 26,985,700 shares held by Flightbookers Investments Limited.


   Directors' Interests in Share Options

                  No. of                No. of share
                  share      No.        options held     Option    Option   Options     Dates from which
       Name       options    granted    Dec. 31, 2002    price     price    currently   options may be
                  held at    since                       US$                vested      exercised            Expiry date
                  Jan. 1,    Jan. 1,
                  2002       2002
   -------------- ---------- ---------- -------------- ---------- -------- ---------- --------------------- --------------
   Dinesh         5% of          -       5% of SC(1)   1,350,000     -     5% of      1% fr May 16, 1999    Oct. 20, 2009
   Dhamija        SC(1)                                        0            SC(1)    1% fr Nov. 11, 1999    Oct. 20, 2009
                                                                                      1% fr May 11, 2000    Oct. 20, 2009
                                                                                     1% fr Nov. 11, 2000    Oct. 20, 2009
                                                                                      1%fr Nov. 11, 2001    Oct. 20, 2009

                              87,336                        (pound)3.435       -         Jan. 29, 2004      Jan. 29, 2014
                              87,336                        (pound)3.435       -         Jan. 29, 2005      Jan. 29, 2014
                              87,336                        (pound)3.435       -         Jan. 29, 2006      Jan. 29, 2014
                              87,336                        (pound)3.435       -         Jan. 29, 2007      Jan. 29, 2014

   Nigel              -       35,000       35,000            (pound)2.15       -          July 2, 2003      July 1, 2012
   Addison            -       35,000       35,000            (pound)2.15       -          July 2, 2004      July 1, 2012
   Smith              -       35,000       35,000            (pound)2.50       -          July 2, 2005      July 1, 2012
                      -       35,000       35,000            (pound)2.50       -          July 2, 2006      July 1, 2012
                      -        2,650        2,650           (pound)2.825       -          July 2, 2003      July 1, 2012
                      -        2,650        2,650           (pound)2.825       -          July 2, 2004      July 1, 2012
                      -        2,650        2,650           (pound)2.825       -          July 2, 2005      July 1, 2012
                      -        2,650        2,650           (pound)2.825       -          July 2, 2006      July 1, 2012

   Tani               -       64,046                        (pound)3.435                 Jan. 29, 2004      Jan. 29, 2014
   Dhamija            -       64,046                        (pound)3.435       -         Jan. 29, 2005      Jan. 29, 2014
                      -       64,047                        (pound)3.435       -         Jan. 29, 2006      Jan. 29, 2014
                      -       64,047                        (pound)3.435       -         Jan. 29, 2007      Jan. 29, 2014

   Peter Liney        -       83,469                        (pound)2.475                 Mar. 24, 2004      Mar. 24, 2014
                      -       83,470                        (pound)2.475                 Mar. 24, 2005      Mar. 24, 2014
                      -       83,470                        (pound)2.475                 Mar. 24, 2006      Mar. 24, 2014
                      -       83,470                        (pound)2.475                 Mar. 24, 2007      Mar. 24, 2014
                      -        3,030                        (pound)2.475                 Mar. 24, 2004      Mar. 24, 2014
                      -        3,030                        (pound)2.475                 Mar, 24, 2005      Mar. 24, 2014
                      -        3,030                        (pound)2.475                 Mar. 24, 2006      Mar. 24, 2014
                      -        3,031                        (pound)2.475                 Mar. 24, 2007      Mar. 24, 2014

   Peter           21,280        -         21,280          - (pound)2.78    21,280       Oct. 25, 2000      Oct. 24, 2009
   Cochrane        21,280                   21280            (pound)2.78    21,280       Oct. 25, 2001      Oct. 24, 2009
                   21,280        -         21,280          - (pound)5.56    21,280       Oct. 25, 2002      Oct. 24, 2009
                   21,280        -         21,280          - (pound)5.56       -         Oct. 25, 2003      Oct. 24, 2009

   Sudhir           2,348        -          2,348          - (pound)0.17     2,348        Jan. 1, 2001      Dec. 31, 2010
   Choudhrie

   Jeffrey          1,794        -          1,794          - (pound)0.17     1,794        Jan. 1, 2001      Dec. 31, 2010
   Sampler

   Sanjiv         1.5% of        -      1.5% of SC(1)   350,000      -     1.5% of      0.75% fr May 14,    Apr. 2, 2009
   Talwar(2)      SC(1)                                                    SC(1)              1999          Apr. 2, 2009
                                                                                       0.75% fr Nov. 11,
                                                                                              1999
                  1% of          -       1% of SC(1)       -       $4.35   1% of          May 11, 2000      Apr. 2, 2009
                  SC(1)                                                    SC(1)
                  1% of          -       1% of SC(1)       -       $1.15   1% of         Nov. 11, 2000      Apr. 2, 2009
                  SC(1)                                                    SC(1)


     Notes:

     (1) SC equals ordinary issued share capital of ebookers plc on the business day immediately preceding the date of exercise.

     (2) Sanjiv Talwar resigned from ebookers plc on January 20, 2003. Notwithstanding this, his options are exerciseable until April 2, 2009.

      ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS


      A. Major shareholders

      As at the dates noted below, ebookers plc had been notified of the following interests of three percent or more in its issued ordinary shares.

      June 20, 2003
      Beneficial Owner                                            Number of Ordinary Shares Held       Percent(2)
      -------------------------------------------------   ---------------------------------------   --------------
      Flightbookers Investments Limited (1).......................................... 26,985,700            42.45


      December 31, 2002
      Beneficial Owner                                            Number of Ordinary Shares Held       Percent(3)
      -------------------------------------------    --------------------------------------------   --------------
      Flightbookers Investments Limited (1).......................................... 25,964,136            51.86

      December 31, 2001
      Beneficial Owner                                            Number of Ordinary Shares Held       Percent(4)
      -------------------------------------------    --------------------------------------------   --------------
      Flightbookers S.A.R.L.......................................................... 25,964,136            55.44

      December 31, 2000
      Beneficial Owner                                            Number of Ordinary Shares Held       Percent(5)
      -------------------------------------------    --------------------------------------------   --------------
      Flightbookers S.A.R.L.......................................................... 26,494,590            58.50
      Sumant Kapur...................................................................  2,208,128             4.88


     (1) Flightbookers Investments Limited directly owns 26,985,700 ordinary shares representing approximately 42.45 percent of the outstanding ordinary shares of ebookers plc. As a result of his interest under a trust which controls Flightbookers Investments Limited, Mr. Dhamija has a beneficial interest in the 26,985,700 shares held by Flightbookers Investments Limited. Flightbookers S.A.R.L was liquidated on December 20, 2000. On its liquidation, the shares were transferred to Flightbookers Investments Limited.

     (2) The percentage of issued share capital as at June 20, 2003 is based on the ordinary issued share capital of ebookers of 63,567,447 ordinary shares.

     (3) The percentage of issued share capital as at December 31, 2002, is based on the adjusted ordinary issued share capital of ebookers of 50,061,736 ordinary shares.

     (4) The percentage of issued share capital as at December 31, 2001, is based on the adjusted ordinary issued share capital of ebookers of 46,833,516 ordinary shares.

     (5) The percentage of issued share capital as at December 31, 2000, is based on the adjusted ordinary issued share capital of ebookers of 45,289,528 ordinary shares.


     Save as above, no other person has notified us of an interest, which is notifiable under the Companies Act 1985, being an interest of three percent or more in our issued ordinary share capital.

     According to records available to ebookers at June 25, 2003, 9,229,442 ordinary shares (being approximately 14.5 percent of the issued share capital) were held by 6 shareholders with registered addresses in the United States.

     No major shareholder has different voting rights than any other holder of ordinary shares. Except as otherwise disclosed above and to the best of our knowledge, we are not aware of being directly or indirectly owned or controlled by one or more corporations or by any government.

     B.      Related party transactions

     Relationship Agreement

     Dinesh Dhamija is a controlling shareholder of ebookers and beneficial owner of 26,985,700 ordinary shares of ebookers. On March 19, 2001, Dinesh Dhamija entered into a relationship agreement with ebookers conditional upon Admission of ebookers to the Official List of the London Stock Exchange, pursuant to which he will undertake, among other things, that he will at all times exercise his voting rights in respect of ordinary shares held by him, so as to procure, insofar as he is able to do so by the exercise of those rights, that:

     - ebookers is capable at all times of carrying on its business independently of him; and

     - all transactions, agreements or arrangements entered into between Dinesh Dhamija and ebookers are, and will be made, on an arm's length basis and on normal commercial terms.

     We are satisfied, particularly taking into account the above relationship agreement, that we are capable of carrying on its business independently of the controlling shareholder and all transactions and relationships between us and the controlling shareholder (or associate) are, and will be, at arm's length on a normal commercial basis.


     Related Party Transactions

     2002
     No reportable related party transactions occurred during the year.


     2001
     On 30 August 2001, the company purchased Gate Pacific Limited, a company incorporated in Mauritius for a cash consideration of $5,387 from Dinesh Dhamija and Tani Dhamija.

     In October 2001, the company purchased certain assets from the liquidator of Lawson Interline Travel Limited for (pound)160,000. In order to finance part of this, Firdaus Ruttousha, a director of Flightbookers Ltd., made a loan on an arm's length basis of (pound)40,000 to ebookers plc. This loan carried an interest rate at 2 percent above the base rate. It was repaid in 2002.


     2000
     On November 16, 2000, in accordance with the Agreement described below, ebookers acquired Flightbookers Ltd., a related party, through the acquisition of Callbookers Limited for consideration of (pound)10,534,000.

     In the period up to the acquisition of Flightbookers Ltd., the Group paid booking fees to Flightbookers of (pound)716,905 (1999: (pound)281,798) which are included in general and administrative operating expenses in the Consolidated Statement of Operations. Other costs relating to services provided by Flightbookers Ltd. have been directly charged to the Group at cost or allocated on a pro rata basis based on sales or any other method which has been deemed more appropriate by the management of the two companies.

     No significant transactions with directors or other executive officers of ebookers have occurred during the period.


     ITEM 8.      FINANCIAL INFORMATION


     Consolidated statements and other financial information

     Reference is made to Item 18 for a list of all financial statements and notes related thereto filed as a part of this Annual Report.

     For information on legal proceedings, please refer to Item 4 - "Information on ebookers plc".


     Significant changes

     Please refer to Item 5 - "Operating and Financial Review and Prospects".

     ITEM 9.      THE OFFER AND LISTING


     Trading markets

     Our ADRs, each representing two ordinary shares, are quoted on the Nasdaq National Market and our ordinary shares are listed on the London Stock Exchange. Morgan Guaranty Trust Company of New York is our depositary issuing ADRs under the deposit agreement, as amended, dated November 11, 1999, among us, Morgan Guaranty Trust Company of New York, as depositary, and the holders from time to time of ADRs.

     Our ADRs are quoted under the symbol "EBKR" on the Nasdaq National Market and our ordinary shares are quoted under the symbol "EBR" on the London Stock Exchange.

     On April 8, 2002, we announced our intention to delist our ADRs from the Neuer Markt of the Frankfurt Stock Exchange and our ADRs were officially delisted on October 15, 2002.

     The following tables set forth, for the periods indicated, the reported high and low sales prices of our ADRs on the Nasdaq National Market at the close of relevant trading days and the London Stock Exchange. Where the same price was recorded on consecutive days, the first day has been used when exchange rates have been calculated.


     Nasdaq National Market

                                                                                U.S. dollars per ADR (One ADR
                                                                               represents two ordinary shares)
                                                                                ----------------------------
     Fiscal Year  Period                                                              High              Low
     --------------------------------------------------------------------------------------  ---------------
     2000         First Quarter.................................................     42.94            14.00
                  Second Quarter................................................     23.56             8.75
                  Third Quarter.................................................     12.38             5.75
                  Fourth Quarter................................................      7.03             2.38
     2001         First Quarter.................................................      4.88             2.41
                  Second Quarter................................................      5.00             2.25
                  Third Quarter.................................................      4.25             2.00
                  Fourth Quarter................................................      3.22             2.02
     2002         First Quarter.................................................      3.53             2.54
                  Second Quarter................................................      9.83             3.01
                  Third Quarter.................................................      9.35             4.65
                  Fourth Quarter................................................     12.91             6.15
                  October.......................................................     10.99             6.15
                  November......................................................     11.99            10.00
                  December......................................................     12.91            11.75
     2003         January.......................................................     12.40             9.52
                  February......................................................      9.88             8.20
                  March.........................................................      8.20             6.25
                  First Quarter.................................................     12.40             6.25
                  April.........................................................      7.84             5.86
                  May ..........................................................     14.25             8.05
                  June (to June 19, 2003) ......................................     17.32            13.10

      The highest closing market price achieved by ADRs on the Nasdaq National Market in 2002, 2001 and 2000 was $12.91, $5.00 and $42.94, respectively.
      The lowest closing market price experienced by our ADRs in 2002, 2001 and 2000 was $2.54, $2.00 and $2.38, respectively.



      The London Stock Exchange
                                                                                   Equivalent value in U.S.
                                                                                    dollars per Ordinary
                                                                                          Share(1)

                                                                                   (One ADR represents two
                                                              Pence per Share     E   ordinary shares)
                                                         ---------------------------------------------------
      Fiscal Year Period                                        High           Low       High           Low
      ---------------------------------------------------------------  -----------------------  ------------
      2001        Second Quarter...........................    172.5          99.5     244.52        143.05
                  Third Quarter............................    168.5          68.0     240.28          0.99
                  Third Quarter............................    111.0          75.0       1.57          1.11
      2002        First Quarter............................    122.5          94.0       1.74          1.33
                  Second Quarter...........................    340.0         104.0       5.10          1.49
                  Third Quarter............................    320.0         150.0       4.87          2.36
                  Fourth Quarter...........................    402.5         220.0       6.39          3.45
                  October..................................    352.5         220.0       5.48          3.45
                  November.................................    372.5         328.5       5.79          5.14
                  December.................................    402.5         372.5       6.39          5.95
      2003        January..................................    402.5         315.0       6.43          3.64
                  February.................................    316.5         267.5       5.18          4.21
                  March....................................    267.5         200.0       4.21          3.21
                  First Quarter............................    402.5         200.0       6.43          3.21
                  April....................................    231.5         185.0       3.70          2.91
                  May......................................    420.0         232.5       6.89          3.74
                  June (to June 19, 2003)..................    500.0         395.0       8.34          6.47


     The highest closing market price achieved by our ordinary shares on the London Stock Exchange in 2002 and 2001 was (pound)4.03 and (pound)1.73, respectively. The lowest closing market price achieved by our ordinary shares in 2002 and 2001 was (pound)0.94 and (pound)0.68, respectively.

     Note:
     (1) U.S. dollar equivalents of the pence per share price are derived using the noon buying rates on the date of the relevant high or low, respectively.

     ITEM 10.    ADDITIONAL INFORMATION


     Memorandum and articles of association

     Information with respect to the Item 10(B), Memorandum and Articles of Association, is hereby incorporated into this Annual Report by reference to the Form F-1 Registration Statement (File No. 333-11062) previously filed with the Commission.


     Material contracts

     The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by us or our subsidiaries: (i) within the two years immediately preceding the date of this document and are, or may be, material; or (ii) contain provisions under which we or any of our subsidiaries have obligations or entitlements which are material to us and our subsidiaries as at the date of this document:

     (a) a relationship agreement dated March 19, 2001 between us and Dinesh Dhamija described more fully elsewhere in this Annual Report;

     (b) a share purchase agreement dated January 21, 2003 between us and Port of Hercules Trustees Limited, David Betsworth, Russell Webber, Jeremy Bridge, Brian Barton, Caroline Barton, Bruce Rose, Andrew Monk, Peter Anthony Wade and 3i Group plc under which we acquired the whole of the issued share capital of Travelbag Holdings Limited for a purchase consideration of (pound)55 million. The vendors gave certain warranties, their liability in respect of which is capped at (pound)30 million. Part of the total consideration paid to the vendors was in the form of shares issued by the Company as fully paid. Those vendors who received such shares have agreed with the Company that they will not dispose or agree to dispose of such shares for a period of six months from the completion of the acquisition, without the prior written consent of the Company. The agreement also contains certain restrictive covenants from the vendors in favor of the Company for a period of two years from the completion of the acquisition, which restricts certain employees of the vendor from carrying out in the United Kingdom or Australia any business similar to that carried on by the acquired business; and

     (c) a banking facilities agreement dated January 21, 2003 between us and Barclays Bank plc whereby Barclays agreed to advance an aggregate of (pound)25 million in term and revolving loans to be used to finance a portion of the acquisition of Travelbag Holdings Limited and provide working capital to the enlarged ebookers group of companies post acquisition. The facility agreement also provides a guarantee facility of up to a value of (pound)10 million for the bonding and indemnity requirements of ebookers and its subsidiaries. The term loans have a term of five years with scheduled repayments of principal beginning in July 2004. The revolving loan facility is committed by Barclays for five years. Interest will be payable on the loans in an amount equal to LIBOR plus a margin which varies with the financial performance of ebookers and its subsidiaries. These facilities are being supported by guarantees from certain companies within the post-acquisition ebookers group of companies. ebookers' loan obligations and the guarantee obligations of some guarantors are secured by pledges over the shares issued by subsidiary companies.


     Exchange controls

     There are currently no U.K. foreign exchange control restrictions affecting (1) the import or export of capital, including the availability of cash and cash equivalents for use by us or (2) the payments of dividends, interest or other distributions to non-resident holders of our securities.




     Taxation

     The following is a summary of the principal U.S. federal and U.K. tax consequences of the ownership and disposition of shares or ADRs evidenced by ADRs.

     This summary applies to you only if you are a beneficial owner of ADRs or shares and you are:

     - a citizen or resident of the United States for U.S. federal income tax purposes;

     - a corporation, or other entity treated as a corporation, created or organized under the laws of the United States or any State within the United States; or

     - otherwise subject to U.S. federal income tax on a net income basis in respect of the shares or ADRs.


     United Kingdom Tax Considerations

     This discussion summarizes the material U.K. tax consequences of the acquisition, ownership and disposition of shares or ADRs by you if you are not resident or ordinarily resident in the United Kingdom for U.K. tax purposes.

     You should consult your own tax advisors as to the particular tax consequences to you under U.K. laws of the acquisition, ownership and disposition of shares or ADRs.


     Taxation of Dividends and Distributions

     Under current U.K. taxation legislation, no tax is required to be withheld at source from cash dividend payments by ebookers.

     United Kingdom Taxation of Capital Gains

     If you are not resident or ordinarily resident in the United Kingdom then, subject to the comments below, you will not ordinarily be liable for U.K. tax on capital gains realized on the disposal of a share or ADR for tax purposes unless, at the time of the disposal, you carry on a trade, profession or vocation in the United Kingdom through a branch or agency and the share or ADR you dispose of is, or has been, held or acquired for the purposes of that trade or branch or agency carried on by you in the United Kingdom.

     If you are an individual and on or after March 17, 1998 you have ceased to be resident or ordinarily resident for tax purposes in the United Kingdom and continue not to be resident or ordinarily resident in the United Kingdom for a period of less than five years of assessment and dispose of shares or ADRs during that period, you may also be liable on your return to the United Kingdom to U.K. tax on capital gains, subject to any available exemption or relief, notwithstanding that you are not resident or ordinarily resident in the United Kingdom at the time of the disposal.


     United Kingdom Inheritance Tax

     Shares or ADRs are assets situated in the United Kingdom for the purposes of U.K. inheritance tax. Subject to the discussion of the estate tax treaty in the next paragraph, if you are an individual, shares or ADRs beneficially owned by you will be subject to U.K. inheritance tax on your death or, in some circumstances, if the ADRs are the subject of a lifetime gift made by you, including a transfer at less than full market value, U.K. inheritance tax is not generally chargeable on gifts to individuals or to some types of settlement provided such gift or settlement was made more than seven years before the death of the donor. Special rules apply to shares or ADRs held in a settlement.

     If you are an individual and your domicile is determined to be the United States for the purposes of the estate tax treaty, and you are not a national of the United Kingdom, a share or ADR held by you will not be subject to U.K. inheritance tax on your death or on a lifetime transfer by you of the share or ADR except where the share or ADR:

     - is part of the business property of a U.K. permanent establishment of an enterprise; or

     - pertains to a U.K. fixed base of an individual used for the performance of independent personal services.

     The estate tax treaty generally provides a credit against U.S. federal tax liability for the amount of any tax paid in the U.K. in a case where the share or ADR is subject both to U.K. inheritance tax and to U.S. federal estate or gift tax.


     United Kingdom Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

     U.K. stamp duty will, subject to specific exceptions, be payable on any instrument pursuant to which shares in registered form are transferred:

     - to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services; or

     - to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts.

     The applicable stamp duty rate will be 1.5 percent, rounded up to the nearest (pound)5, of the amount or value of any consideration given for the shares or of the value of the shares where the transfer is otherwise than on sale.

     This would include transfers of shares in registered form to the custodian for deposits under the ADR deposit agreement. SDRT will also be payable in these circumstances, and on the issue of shares to the custodian. The applicable rate of SDRT will be 1.5 percent of the issue price where shares are issued, of the amount or value of the consideration where shares are transferred for money or money's worth and of the value of the shares in any other case. In practice no SDRT will be payable if stamp duty equal to the SDRT liability is paid. In circumstances where stamp duty is not payable on the transfer of shares in registered form to the custodian at the rate of 1.5 percent, for example, where there is no chargeable instrument, SDRT will be payable to bring the charge up to 1.5 percent in total. In accordance with the terms of the ADRs deposit agreement, any tax or duty payable by the custodian or its nominees or agents on any transfers of shares to them in registered form will be charged by the custodian to the party to whom the corresponding ADRs are delivered.

     ebookers agreed to pay any U.K. stamp duty or SDRT charges arising as a result of the issue by ebookers plc of shares to the custodian pursuant to our initial public offering in November 1999. In accordance with the terms of the deposit agreement, any stamp duty, SDRT or other taxes or duties payable by the custodian on any other deposit of shares will be charged by the custodian to the holder of the ADRs or any deposited security represented by the ADRs.

     No U.K. stamp duty will be payable on a transfer of an ADR, or on a transfer of the beneficial ownership of an ADR, provided that the relevant instrument of transfer or written agreement to transfer is not executed in or brought into the U.K. An agreement to transfer an ADR, or the beneficial ownership of an ADR will not give rise to SDRT. On a transfer of shares from the custodian to a holder of an ADR upon cancellation of the ADR, a fixed stamp duty of (pound)5 per instrument of transfer will be payable. Any transfer for value of the underlying shares represented by ADRs or agreement to transfer these underlying shares may give rise to a liability on the transferee to stamp duty or SDRT.

     No U.K. stamp duty and, except as described above, no SDRT will be payable on the issue of shares by ebookers.

     Subject to some exceptions, a transfer on sale of shares in registered form will attract ad valorem U.K. stamp duty at the rate of 0.5 percent (rounded up to the nearest multiple of (pound)5) of the amount or value of the consideration for the transfer. Generally, ad valorem stamp duty applies neither to gifts nor on a transfer from a nominee to the beneficial owner, although in cases of transfers where no ad valorem stamp duty arises, a fixed U.K. stamp duty of (pound)5 may be payable. SDRT at a rate of 0.5 percent of the amount or value of the consideration for the transfer may be payable on an unconditional agreement to transfer shares. If within six years of the date of the agreement or, if the agreement was conditional, the date the agreement became unconditional, an instrument transferring the shares is executed and stamped, any SDRT paid may be repaid or, if it has not been paid the liability to pay the SDRT, but not necessarily interest and penalties, would be cancelled. SDRT is chargeable whether the agreement is made or effected in the United Kingdom or elsewhere and whether or not any party is resident or situated in any part of the United Kingdom.

     SDRT is generally a liability of the purchaser and stamp duty is normally paid by the purchaser.

     United States Federal Income Taxation

     This discussion summarizes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of shares and ADRs.

     This summary applies only to holders that will hold shares or ADRs as capital assets. This summary is based upon:

     - the current tax laws of the United States, including the Internal Revenue Code of 1986;

     - current U.S. Internal Revenue Service practice and applicable U.S. court decisions;

     - the U.K.-U.S. income tax treaty as in effect on the date of this Annual Report; and

     -    in part upon representations of the depositary.

      This summary assumes that each obligation provided for in, or otherwise contemplated by, the deposit agreement and any related agreement will be performed in accordance with its respective terms.

      The following summary is of a general nature and does not address all U.S. federal income tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to:

     - investors that own, directly or indirectly, 10 percent or more of our voting stock;

     -    banks;

     -    insurance companies;

     -    investors liable for the alternative minimum tax;

     -    individual retirement accounts and other tax-deferred accounts;

     -    tax-exempt organizations;

     -    dealers in securities or currencies;

     - investors that will hold shares or ADRs as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes; or

     -    investors whose functional currency is not the U.S. dollar.

     There is a significant risk that we are a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes for the current taxable year. Our possible status as a PFIC could subject you to adverse U.S. federal income tax consequences. See "Passive Foreign Investment Company Considerations" below.

     The summary of U.S. federal income tax consequences set out below is for general information only. You should consult your own tax advisors as to the particular tax consequences to you of acquiring, owning and disposing of the shares or ADRs, including your eligibility for the benefits of the U.K.-U.S. income tax treaty, and the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

     U.S. Holders of ADRs

     For U.S. federal income tax purposes, an owner of ADRs will be treated as the owner of the corresponding number of underlying shares held by the depositary, and references to shares in the following discussion refer also to ADRs representing the shares.


     Taxation of Dividends

     We have never paid cash dividends to our shareholders and we currently do not anticipate paying dividends for the foreseeable future. If we were to pay a dividend, then, subject to the PFIC rules discussed below, you would be subject to tax on these dividends as foreign source dividend income to the extent they were paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, and would not be eligible for the dividends received deduction allowed to corporations. Any dividends that exceeded our current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as capital gain. We do not currently intend to calculate our earnings and profits in accordance with U.S. federal income tax principles.

     In the event that we do pay dividends, you should consult with your tax adviser regarding the receipt of dividends in pounds sterling, the availability of a U.S. foreign tax credit, the applicability of the U.K - U.S income tax treaty and other special rules that may apply.


     Exchange of ADRs for Shares

     You will not recognize a taxable gain or loss if you exchange ADRs for your proportionate interest in shares. Your tax basis in withdrawn shares will be the same as your tax basis in the ADRs surrendered, and your holding period for the shares will include the holding period of the ADRs.


     Taxation of Capital Gains

     Subject to the PFIC rules discussed below, upon a sale or other disposition of ADRs or shares, other than an exchange of ADRs for shares, you will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your adjusted tax basis in the ADRs or shares. This capital gain or loss will be long-term capital gain or loss if your holding period in the ADRs or shares exceeds one year. Any gain or loss will generally be U.S. source, except that losses will be treated as foreign source to the extent you received dividends that were treated as financial services income during the 24-month period prior to the sale.


     Passive Foreign Investment Company Considerations

     A foreign corporation will be a PFIC in any taxable year if:

     -    at least 75 percent of its gross income is "passive income"; or

     - at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

     Since the market price of our shares and ADRs is likely to be highly volatile and subject to wide fluctuations, it would be difficult to determine, and we do not intend to determine, whether we will be a PFIC in any year. We may therefore be a PFIC in any year.

     If we are a PFIC in any year during which you own shares, and you have not made a mark to market or qualified electing fund election (each as described below), you will generally be subject to special rules (regardless of whether we continue to be a PFIC) with respect to:

     - distributions exceeding 125 percent of the average annual distributions received from us in the previous three taxable years or, if shorter, your holding period for the shares;

     -    any gain realized on the sale or other disposition of shares.

     Under these rules:

     - the distribution or gain will be allocated ratably over your holding period;

     - the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC will be taxed as ordinary income; and

     - the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax applicable to you for that year and an interest charge for the deemed deferral benefit will be imposed on the resulting tax attributable to each of these other taxable years.

     If we are a PFIC, you will generally be subject to similar rules with respect to distributions to us by, and dispositions by us of the stock of, any of our direct or indirect subsidiaries that are also PFICs.

     You can avoid the interest charge by making a mark to market election with respect to the shares, provided that the shares are "marketable". Shares will be marketable if they are regularly traded on certain U.S. stock exchanges (including the Nasdaq National Market), or on a foreign stock exchange (such as the London Stock Exchange) if;

     - the foreign exchange is regulated or supervised by a governmental authority of the country in which the exchange is located;

     - the foreign exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to, and perfect the mechanism of, a free and open, fair and orderly market, and to protect investors;

     - the laws of the country in which the exchange is located and the rules of the exchange ensure that these requirements are actually enforced; and

     -    the rules of the exchange ensure active trading of listed stocks.

     We believe that the London Stock Exchange satisfies these requirements. For these purposes, the shares will be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded.

     If you make a mark to market election, you must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the shares at the close of the taxable year over your adjusted basis in the shares. You may also claim an ordinary loss deduction for the excess, if any, of your adjusted basis in the shares over the fair market value of the shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark to market gains for prior years. Gains from an actual sale or other disposition of the shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark to market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be marketable. If we are a PFIC for any year in which you own shares but before a mark to market election is made, the interest charge rules described above will apply to any mark to market gain recognized in the year the election is made.

     In some cases, a shareholder of a PFIC can avoid the interest charge and the other adverse PFIC consequences described above by making a "qualified electing fund" ("QEF") election to be taxed currently on its share of the PFIC's undistributed income. We do not, however, expect to provide to you the information regarding this income that would be necessary for you to make a QEF election with respect to your shares.

     If we are a PFIC, you must make an annual return on U.S. Internal Revenue Service Form 8621, reporting distributions received and gains realized with respect to each PFIC in which you hold a direct or indirect interest. You should consult your tax advisers concerning the potential application of the PFIC rules.


     Backup Withholding and Information Reporting

     Payments of dividends and other proceeds with respect to shares by U.S. persons will be reported to you and to the U.S. Internal Revenue Service as may be required under applicable regulations. Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to report all interest and dividends required to be shown on your U.S. federal income tax returns. Some holders, such as corporations, are not subject to backup withholding. You should consult your tax advisers as to your qualification for an exemption from backup withholding and the procedure for obtaining an exemption.


     Documents on Display

     Copies of the documents filed as exhibits to this Annual Report may be viewed at 25 Farringdon Street, London, EC4A 4AB, England during normal business hours on any weekday (Saturdays, Sundays and public holidays in the United Kingdom excepted). You may also read and copy any document we file with the SEC at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington D.C. 20549, and at the SEC's regional offices at 233 Broadway, New York, New York 10279 and 175 West Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. Our filings may also be obtained electronically via the EDGAR system on the website maintained by the SEC at http://www.sec.gov.

      ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


      Interest rate risk

      We had no outstanding debt as of December 31, 2002 other than an overdraft of (pound)434,000 and a (pound)200,000 capital lease on certain assets, including computer equipment. In February 2003, we drew down a (pound)15,000,000 loan facility to finance the acquisition of Travelbag. The interest charged on this is the percentage per annum, which is the aggregate of the applicable margin, the LIBOR and the mandatory cost. In addition, cash balance is in excess of its debt and its net cash is invested in variable rate interest products which inevitably makes it prone to changes in interest rates.


      Impact of currency fluctuations

      We publish our consolidated financial statements in pounds sterling, which is our functional currency. In 2002, approximately 66 percent of our gross sales was recorded in pounds sterling, as compared to approximately 61 percent in 2001, and a majority of the remaining transactions were in Euros. (For a description of gross sales please refer to the "Presentation of Financial and Other Information" section at the front of this Annual Report). Non-sterling purchases and expenses represented approximately 28 percent of our operating expenses (excluding depreciation and stock compensation expense) in 2002, as compared to 21 percent in 2001. A strengthening of the pound sterling against the euro or other European currencies would reduce our reported revenue and net income. A hypothetical 10 percent strengthening of the pound against all currencies (using average exchange rates) in which our net income is denominated would reduce our revenues and net income by (pound)960,000 and (pound)143,000, respectively, for the years ended December 31, 2002 and 2001. Likewise, a hypothetical 10 percent weakening of the pound against all currencies (using average exchange rates) in which our net income is denominated would increase our revenues and net income by (pound)1,174,000 and (pound)172,000, respectively, for the years ended December 31, 2002 and 2001.

      In the past we have not purchased any significant currency to hedge our exchange rate risk. However, with the acquisition of Travelbag, we expect to enter into forward contracts to hedge our exchange rate risk in the future.


      ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

                                      PART II


     ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.


     ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.


     ITEM 15.    CONTROLS AND PROCEDURES

     Disclosure controls

     It is our policy that all the disclosures made by us to our shareholders and the financial markets should be accurate and complete and fairly represent our financial condition and results of operations in all material respects, and should be made on a timely basis as required by applicable laws and stock exchange requirements. On March 13, 2003 the Board of Directors ratified the adoption of a Disclosure Controls and Procedures Committee to assist the Chief Executive Officer and Chief Financial Officer in their oversight of the accuracy and timeliness of the disclosures made by the Company. Currently the committee comprises 11 members, including Dinesh Dhamija (Chief Executive Officer), Nigel Addison Smith (Chief Financial Officer), Peter Cochrane (Non-Executive Director), Jeffrey Sampler (Non-Executive Director), Helen O'Byrne (Company Secretary) and VGVS Sharma (Head of Internal Audit). The Chief Executive Officer and the Chief Financial Officer have evaluated ebookers' disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report and have concluded they are effective.


     Internal controls

     The Board of Directors acknowledges its ultimate responsibility for the establishment and maintenance of an adequate system of internal control and risk management for the Group, and for reviewing its effectiveness in safeguarding the Group's assets, ensuring proper accounting records are maintained and that the financial information used within the business and for publication is complete and reliable.

     The Board has an ongoing process for identifying, evaluating and managing the significant risks faced by the Group and regularly reviews that process. This process has been in place since the start of 2002 to the date of approval of this report and is in accordance with "Internal Control:
     Guidance for Directors on the Combined Code" published in September 1999 and annexed to the Listing Rules of the UK Listing Authority.

     The key features of the Group's system of internal financial control include:

     - a management structure with clearly defined lines of responsibility and appropriate levels of delegation;

     - an established system for the authorization of all significant transactions such as investments, capital expenditure and all other non-routine expenditure items;

     - a rigorous annual budgeting process and forecasting, against which actual performance is compared;

     -    strategic planning;

     - a system of regular reporting by each subsidiary which provides management with detailed financial and operational information, which is reviewed by management for inclusion in the consolidated results;

     - the consolidation of the Group's financial results prepared on a monthly basis and released every quarter in the form of the interim and final statutory reports; and

     - the regular receipt and review by the Audit Committee of reports from external auditors via the Audit Committee on relevant reporting matters and certain internal financial control matters.

     The procedures adopted by the Board include a discussion of risk management to identify all key strategic, operational, financial, and compliance risks and assessment of the likelihood and potential impact of those risks arising.

      As a result of the Board's reviews of its internal control systems, the Board established an Internal Audit Function in March 2002. On behalf of the Board, the internal audit function has conducted a review of the effectiveness of the Group's system of internal control which covered all controls, including financial, operational and compliance controls and risk management, the results of which were reported to the Board. As a result of a further regular review by the Board, the Internal Audit team has recently been expanded and an experienced Head of Internal Audit was appointed on January 16, 2003.

      The Board has also performed a specific assessment for the purposes of this Annual Report. This assessment includes all significant aspects of internal control arising during the period covered in the report including the work of Internal Audit. The Audit Committee assists the Board in discharging its review responsibilities.

      Since the date of the Directors' last review on April 30, 2003, there have been no significant changes in the Group's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

      The Group's systems have been established to give reasonable assurance that problems will be identified on a timely basis and can be dealt with appropriately. Such systems are designed to manage rather than eliminate the risks inherent in a fast-moving high technology business and no system of internal control can provide absolute assurance against material misstatement or loss. Subject thereto, based on their review of the Group's system of internal controls, the Directors consider them to be effective.


      ITEM 16 A.  AUDIT COMMITTEE FINANCIAL EXPERT

      Not applicable.


      ITEM 16 B.  CODE OF ETHICS

      Not applicable.


      ITEM 16 C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

      Not applicable.

                               PART III


      ITEM 17. FINANCIAL STATEMENTS

      We have responded to Item 18 in lieu of this Item 17.


      ITEM 18. FINANCIAL STATEMENTS

      The following audited financial statements and related schedules, together with the report of Deloitte & Touche thereon, are filed as part of this Annual Report:

           Independent Auditors' Report                                                                      F- 1

           Consolidated Balance Sheets as at December 31, 2002 and 2001                                      F- 2

           Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000        F- 3

           Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000        F- 4

           Consolidated  Statements of Comprehensive Loss
            for the years ended December 31, 2002, 2001 and 2000                                             F- 5

           Consolidated Statements of Shareholders' Equity as of December 31, 2002, 2001 and 2000            F- 6

           Notes to the Consolidated Financial Statements                                                    F- 7


INDEPENDENT AUDITORS' REPORT

To the Directors and Shareholders of ebookers plc

We have audited the accompanying consolidated balance sheets of ebookers plc and its subsidiaries ("the Company" or "the Group") as of December 31, 2002 and 2001 and the related consolidated statements of operations, cash flows, comprehensive loss and shareholders' equity for each of the three years in the period ended December 31, 2002, all expressed in pounds sterling. These financial statements are the responsibility of ebookers plc's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of pounds sterling amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Group was required to adopt Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002.


DELOITTE & TOUCHE



London, England
March 21, 2003


                                       F1


                                                             EBOOKERS PLC
                                                      CONSOLIDATED BALANCE SHEETS

                                                                                                          31 December
                                                                                              2002       2002        2001
                                                                                              US $'000  (pound)'000  (pound)'000
--------------------------------------------------------------------------------------------------------------------------------
                                                                 ASSETS
Current assets:
    Cash and cash equivalents                                                                    29,366   18,245   17,588
    Restricted cash                                                                               5,607    3,484    2,510
    Accounts receivable, net of allowance for doubtful accounts of
    (pound)1,070,000 in 2002 and(pound)354,000 in 2001                                            2,136    1,327    1,903
    Prepaid expenses                                                                              3,873    2,406    1,790
    Other current assets                                                                          3,890    2,417    2,057
--------------------------------------------------------------------------------------------------------------------------
            Total current assets                                                                 44,872   27,879   25,848

Property, plant and equipment, net                                                                5,630    3,498    5,195
Other non-current assets                                                                            512      318      985
Goodwill, net                                                                                    20,400   12,675   12,675
--------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                     71,414   44,370   44,703
==========================================================================================================================

                                                  LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Bank overdraft                                                                                  699      434        -
    Accounts payable                                                                             27,630   17,167   11,819
    Accrued reservations liability (gross)                                                        6,555    4,073    3,274
    Accrued expenses and other current liabilities                                                9,662    6,003   13,306
--------------------------------------------------------------------------------------------------------------------------
            Total current liabilities                                                            44,546   27,677   28,399


Commitments and contingencies
Shareholders' equity:
    Ordinary shares(pound)0.14 par value; Authorised: 71,428,570 shares in 2002 and 2001;
    Issued and outstanding 50,061,736 in 2002 and 46,833,516 in 2001                             11,281    7,009    6,557
Accumulated paid in capital                                                                     144,657   89,877   70,897
Accumulated deficit                                                                           (128,536) (79,861) (60,903)
Accumulated other comprehensive loss                                                              (534)    (332)    (247)
--------------------------------------------------------------------------------------------------------------------------
            Total shareholders' equity                                                           26,868   16,693   16,304
--------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                       71,414   44,370   44,703
==========================================================================================================================


                                              See notes to the consolidated financial statements.


                                       F2


                                                                    EBOOKERS PLC
                                                       CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                             Year ended 31 December
                                                             -------------------------------------------------------
                                                                      2002          2002          2001         2000
                                                                   US$'000   (pound)'000   (pound)'000  (pound)'000
                                                             -------------------------------------------------------
Revenue
    Merchant fare airline ticket revenue                            18,228        11,325         8,822        5,170
    Other travel product revenue                                    32,163        19,983        10,411        4,233
                                                             -------------------------------------------------------
            Total travel revenue                                    50,391        31,308        19,233        9,403

    Advertising and other sales revenue                                719           447           170          251
                                                             -------------------------------------------------------
            Total revenue                                           51,110        31,755        19,403        9,654
                                                             -------------------------------------------------------

Operating expenses:
    Marketing and sales                                             25,277        15,705        18,965       19,770
    General and administrative                                      23,058        14,326        14,716       12,221
    Stock compensation                                              22,091        13,726            38      (4,187)
    Depreciation and amortization                                    7,317         4,546         7,855        4,169
    Impairment of goodwill                                               -             -           784            -
    Product technology and development                               5,017         3,117         2,589        1,926
                                                             -------------------------------------------------------
Total operating expenses                                            82,760        51,420        44,947       33,899

    Operating loss                                                (31,650)      (19,665)      (25,544)     (24,245)

Other income
    Interest income                                                  1,404           872         1,128        1,231
    Other                                                              209           130             -          701
                                                             -------------------------------------------------------
                                                                     1,613         1,002         1,128        1,932
Other expense
    Interest expense                                                 (225)         (140)         (193)         (28)
    Other                                                                -             -         (273)            -
                                                             -------------------------------------------------------
                                                                     (225)         (140)         (466)         (28)

Loss from continuing operations before income taxes               (30,262)      (18,803)      (24,882)     (22,341)
Income tax provision                                                 (249)         (155)          (75)         (61)
                                                             -------------------------------------------------------
Net loss                                                          (30,511)      (18,958)      (24,957)     (22,402)
                                                             =======================================================
Net loss per share - basic and diluted                             $(0.63) (pound)(0.39) (pound)(0.54)(pound)(0.59)
                                                             -------------------------------------------------------

Historical weighted average number of shares outstanding        48,741,033    48,741,033    46,336,414   38,082,448
                                                             -------------------------------------------------------


                                             See notes to the consolidated financial statements.

                                       F3

                                                                    EBOOKERS PLC
                                                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             Year ended 31 December
                                                             -------------------------------------------------------
                                                                       2002         2002          2001         2000
                                                                    US$'000  (pound)'000   (pound)'000  (pound)'000
                                                             -------------------------------------------------------
Cash flows from operating activities:
Net loss                                                           (30,511)     (18,958)      (24,957)     (22,402)
Adjustments to reconcile net loss
 to net cash used for operating activities:
   Depreciation and amortization                                      7,317        4,546         8,639        4,169
   Stock compensation                                                22,092       13,726            38      (4,187)
   Loss on disposal of business                                           -            -           458            -
   Gain on sale of property, plant and equipment                       (513)        (319)         (412)           -
   Allowance for doubtful accounts                                    1,151          716           112          241
Changes in operating assets and liabilities, net of the effect of acquisition:
   Accounts receivable                                                (225)        (140)           258        1,278
   Other current assets                                             (1,571)        (976)         1,668      (2,779)
   Accounts payable                                                   8,607        5,348         (296)      (1,664)
   Issue of shares for non-cash consideration                             -            -           359            -
   Accrued reservations liability                                     1,286          799           627        2,020
   Accrued expenses and other current liabilities                    (1,122)        (697)        2,044       (2,284)
                                                             -------------------------------------------------------
Net cash (used in)/provided by operating activities                   6,511        4,045       (11,462)     (25,608)
                                                             -------------------------------------------------------

Cash flow from investing activities:
   Net cash received from investments in affiliates                      -            -           360        8,309
   Increase in restricted cash                                      (1,568)        (974)       (1,442)      (1,068)
   Proceeds from sales of property, plant and equipment                  -            -         1,529            -
   Other capital expenditures                                       (4,476)      (2,781)       (2,911)      (7,004)
                                                             -------------------------------------------------------
Net cash (used in)/provided by investing activities                 (6,044)      (3,755)       (2,464)          237
                                                             -------------------------------------------------------

Cash flow from financing activities:
   Change in bank overdraft                                             699          434          (75)        (110)
   Proceeds from issuance of ordinary shares                            729          453             -       28,896
   Capital repayments of finance leases                             (1,664)      (1,034)         (746)            -
                                                             -------------------------------------------------------
Net cash provided by/(used in) financing activities                   (236)        (147)         (821)       28,786
                                                             -------------------------------------------------------

Effect of exchange rates on cash                                        827          514         (136)         (59)
Net increase/(decrease) in cash and cash equivalents                  1,058          657      (14,883)        3,356
Cash and cash equivalents at the beginning of the year               28,308       17,588        32,471       29,115
                                                             -------------------------------------------------------
Cash and cash equivalents at the end of the year                     29,366       18,245        17,588       32,471
                                                             =======================================================

Non-Cash Activities
   Issue of shares for non-cash consideration                         8,455        5,253         1,039        5,333
                                                             =======================================================

Supplemental disclosure of cash flow activity:

   Cash payments for interest                                           225          140           193           20
                                                             =======================================================
   Cash payments for taxes                                              343          213            47           51
                                                             =======================================================

                                          See notes to the consolidated financial statements.




                                       F4


                                                                    EBOOKERS PLC
                                                   CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

                                                                                Fiscal year ended December 31,
                                                                   ---------------------------------------------------
                                                                            2002        2002         2001        2000
                                                                        US $'000 (pound)'000  (pound)'000 (pound)'000
                                                                   ---------------------------------------------------
Net loss                                                                (30,511)    (18,958)     (24,957)    (22,402)
Other comprehensive loss:
Accumulated translation adjustments, net of
tax                                                                        (137)        (85)        (137)        (59)
                                                                   ---------------------------------------------------
Total comprehensive loss                                                (30,648)    (19,043)     (25,094)    (22,461)
                                                                   ===================================================



                                               See notes to the consolidated financial statements.



                                       F5



                                       CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                             Accumulated
                                                     Ordinary Shares         Additional      other           Accumulated
                                                  ----------------------     paid in         comprehensive   earnings/
                                                  Shares      Amount         capital         loss            (deficit)  Total
                                                  ----------------------------------------------------------------------------
In (pound)'000 except share data

As of December 31, 1999                             34,045,564    4,766       41,271             (51)       (13,544)   32,442
Net loss                                                     -        -            -                -       (22,402) (22,402)
Issue of ordinary shares                             8,221,584    1,151       27,684                -              -   28,835
Issue of ordinary shares for acquisitions                                                                                   0
of other companies:                                                                                                         0
Reisbureau Nova B.V.                                    22,381        3           77                -              -       80
Callbookers Limited                                  3,000,000      420        4,833                -              -    5,253
Ordinary shares and options awarded as                                                                                      0
compensation                                                 -        -      (4,187)                -              -  (4,187)
Translation adjustments                                      -        -            -             (59)              -     (59)
                                                  ----------------------------------------------------------------------------
As of December 31, 2000                             45,289,529    6,340       69,678            (110)       (35,946)   39,962
Net loss                                                     -        -            -                -       (24,957) (24,957)
Issue of ordinary shares                               253,900       36          323                -              -      359
Issue of ordinary shares for acquisitions                                                                                   0
of other companies:                                                                                                         0
MrJet AB                                             1,208,961      169          790                -              -      959
Technovate Data and Services Private                                                                                        0
Ltd.                                                    81,126       12           68                -              -       80
Ordinary shares and options awarded as                                                                                      0
compensation                                                 -        -           38                -              -       38
Translation adjustments                                      -        -            -            (137)              -    (137)
                                                  ----------------------------------------------------------------------------
As of December 31, 2001                             46,833,516    6,557       70,897            (247)       (60,903)   16,304
Net loss                                                     -        -            -                -       (18,958) (18,958)
Issue of ordinary shares                               216,566       30          420                                      450
Shares issued to employees as remuneration              11,654        2            1                                        3
Issue of ordinary shares as deferred                                                                                        0
consideration for the acquisition of Flightbookers   3,000,000      420        4,833                                    5,253
Ordinary shares and options awarded as                                                                                      0
compensation                                                                  13,726                                   13,726
Translation adjustments                                                                          (85)                    (85)
                                                  ----------------------------------------------------------------------------
As of December 31, 2002                             50,061,736    7,009       89,877            (332)       (79,861)   16,693
                                                  ============================================================================

In US$'000 except share data
As of December 31, 2001                             46,833,516   10,554      114,108            (397)       (98,025)   26,240
Net loss                                                     -        -            -                -       (30,511) (30,511)
Issue of ordinary shares                               216,566       48          676                                      724
Shares issued to employees as remuneration              11,654        3            2                                        5
Issue of ordinary shares as deferred                                                                                        0
consideration for the acquisition of Flightbookers   3,000,000      676        7,779                                    8,455
Ordinary shares and options awarded as                                                                                      0
compensation                                                                  22,092                                   22,092
Translation adjustments                                                                         (137)                   (137)
                                                  ----------------------------------------------------------------------------

As of December 31, 2002                             50,061,736   11,281      144,657            (534)      (128,536)   26,868
                                                  ============================================================================


                                See notes to the consolidated financial statements.


                                  EBOOKERS PLC
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1.   Background and basis of preparation

     Nature of operations

     ebookers plc was incorporated on August 3, 1999 as a limited liability private company with the name Shornhold Limited. The Company changed its name to ebookers.com Limited on August 25, 1999 and re-registered as a public company on October 21, 1999 under the name ebookers.com plc. On November 30, 2001 the Company changed its name to ebookers plc. The Company was originally formed as a result of the reorganization of the travel business of Flightbookers Ltd. (previously Flightbookers plc).

     On November 16, 2000 the Company assumed control of Callbookers Limited from Flightbookers S.A.R.L. for a consideration of $15,000,000 (approximately (pound)10,534,174) payable half in shares on completion and the remaining half within two years in either cash or shares. This final consideration was paid in May 2002, in the form of 3,000,000 shares of (pound)0.14 each. Flightbookers Limited is a wholly owned subsidiary of Callbookers Limited.

     On December 20, 2000 Flightbookers S.A.R.L. transferred its 58.50 percent interest in ebookers plc to Flightbookers Investments Limited. The remaining proportion of the Company is owned by investors who initially invested in a company called Oldbookers plc pending the completion of the reorganization and by public shareholders.

     Business

     ebookers plc is a European online travel company serving the consumer and small business market. ebookers plc has local language web sites servicing 12 European countries: the United Kingdom, Denmark, Finland, France, Germany, Austria, Ireland, The Netherlands, Norway, Spain, Sweden, and Switzerland. The Company offers travel products and services including air tickets, hotels, car hire, travel insurance and various other products as well as some non-travel products. The Group is supplied with the travel products and services directly from travel product and service providers, such as airlines, hotel operators and car hire companies. Customers may access the Group on the Internet, via e-mail, telephone the Group's travel consultants or walk into its shops to purchase products and services it offers. ebookers plc derives a significant amount of its income from merchant fares, which are negotiated with the airlines up to a year in advance and can offer customers substantial discounts on airlines' published prices.

     ebookers plc has a multi-channel sales capability offering customers electronic as well as offline sales channels. ebookers plc also has a network of local-language call centers, and a multi-lingual call center in Ireland, in order to assist customers with their bookings. ebookers has also established a low cost Business Process Outsourcing facility in New Delhi, India. This facility currently performs 13 separate functions from e-mail sales to software development.

     ebookers plc has American depositary receipts ("ADRs"), each representing two ordinary shares, quoted on the Nasdaq National Market (EBKR) and ordinary shares listed on the London Stock Exchange (EBR). During 2002, ebookers also had its ADRs listed on the Neuer Markt in Frankfurt, but voluntarily delisted such securities on October 15, 2002.

     Basis of presentation

     These consolidated financial statements include the reorganized business of ebookers plc and post-acquisition results of all its subsidiaries.

     These financial statements do not include the assets, liabilities, and the results of operations of Flightbookers Ltd.'s business, which are not related to the online travel business prior to November 16, 2000. From November 16, 2000, Flightbookers Ltd. became a wholly owned subsidiary of ebookers plc and therefore the assets, liabilities and the results of operations of Flightbookers Ltd. have been included in the consolidated financial statements of ebookers plc since that date.


2.   Summary of significant accounting policies

     Basis of consolidation

     These financial statements include the assets, liabilities and results of operations of the Group. On consolidation, all intercompany accounts and transactions have been eliminated.

     Reclassifications

     Certain reclassifications have been made to the 2001 financial statements to conform to 2002 presentation.

     Use of estimates

     The preparation of the consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, the accounting for doubtful accounts, depreciation and amortization, sales returns, taxes and contingencies. Actual results could differ from these estimates.

     Foreign currency

     Amounts in the financial statements are stated in the Group's functional currency, pounds sterling ((pound)), the currency of the United Kingdom, the country in which the Group's head office currently conducts business. The functional currencies of the Company's foreign subsidiaries are the local currencies. Financial statements of foreign subsidiaries are translated into pounds sterling at the rates prevailing on the last day of the applicable financial year, except for revenues, costs and expenses, which are translated at the weighted average rates during each reporting period. Net exchange gains or losses resulting from the translation of foreign financial statements and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are accumulated and credited or charged directly to other comprehensive loss.

     Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved, which have been insignificant, are included in the consolidated statements of operations and comprehensive loss.

     Convenience translations

     The consolidated financial statements are presented in pounds sterling. In addition, the consolidated financial statements as of and for the fiscal year ended December 31, 2002 are also presented in U.S. dollars. These U.S. dollar amounts are presented solely for the convenience of the reader at the rate of (pound)1.00 = $1.6095, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002. No representation is made that the amounts shown could have been or could be converted into U.S. dollars at that or any other rate.

     Cash and cash equivalents

     Cash equivalents include short-term deposits and other investments that are readily convertible into cash and have original maturities of three months or less.

     Restricted cash

     Restricted cash comprises of (pound)3,484,000 as of December 31, 2002, held in a separate account under the regulations set by the International Air Transport Association ("IATA") and other licensing authorities (2001:
     (pound)2,984,000).

     Accounts receivable

     The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company continuously monitors collections and payments from its customers and regularly adjusts credit limits of customers based upon payment history and a customer's current creditworthiness, as judged by the Company. Furthermore, as the majority of the Company's sales are transacted through the use of credit cards, collection risks are mitigated as a result of the immediate payment on sale.

     Property, plant and equipment

     Property, plant and equipment are carried at historical cost less accumulated depreciation. Depreciation on leasehold improvements, building, furniture, and office equipment and software and computer and communications equipment is calculated on the straight-line method as follows:

      - Leasehold improvements                            - the shorter of 20 percent per annum or over the life of the lease;
      - Furniture, fittings and office equipment          - 15 percent - 20 percent per annum;
      - Software and computer and commumnications         - 25 percent - 50 percent per annum;
      equipment

     Valuation of long-lived assets

     The carrying values of intangible assets subject to amortization and other long-lived assets are reviewed on a regular basis to determine whether there has been any impairment of these assets and the appropriateness of their remaining useful lives. Management considers whether specific events have occurred in determining whether long-lived assets are impaired at each balance sheet date. The determination of whether an impairment exists is based on any excess of the carrying value over the expected future cash flows, as estimated through undiscounted cash flows, excluding interest charges. Any resulting necessary impairment charge would be measured based on the difference between the carrying value of the asset and its fair value, as estimated through expected future discounted cash flows, discounted at a rate of return for an alternate investment.

     Goodwill

     Goodwill represents the excess of cost over the fair value of net assets acquired.

     Through fiscal year 2001, the Company periodically evaluated the recoverability of goodwill by comparing its net book value to expected future cash flows, on an undiscounted basis, over the remaining amortization period of the asset. The Company measured impairment for enterprise level goodwill and goodwill associated with long-lived assets based on a discounted cash flow analysis, using a discount rate of 12 percent. Based on these evaluations, the adjustments to the carrying value of goodwill in fiscal year 2001 and 2000 were (pound)784,000 and (pound)nil, respectively. Effective January 1, 2002, the Company adopted SFAS 142 and discontinued the amortization of goodwill (see "New Accounting Pronouncements" section below).

     Fair value of financial instruments

     The carrying amounts for the Company's cash and cash equivalents, certificates of deposits, accounts receivable and accounts payable are carried at cost, which approximates fair value.

     Share consolidations

     On April 6, 2001, a consolidation of 5 ordinary shares at (pound)0.028 each for 1 ordinary share of (pound)0.14 each occurred.

     Revenue recognition

     The Company applies Emerging Issues Task Force ("EITF") Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent". During the year ended December 31, 2001, ebookers enhanced its business model by displaying "Available Fares Only" on its website. This allows the customer to choose airlines knowing that the fares are then available. On balance, this enhancement to the business model, taking into account U.S. GAAP, resulted in the company presenting its revenue on a net basis. The Company continues to be a merchant of record in respect of its negotiated fares transactions.

     During the year ended December 31, 2001, ebookers changed the presentation in respect of negotiated fares from the gross basis to the net basis as described above. All prior period information has been adjusted to reflect the netting of these amounts.

     The Group's revenue consists largely of sales of discounted merchant airfares on scheduled flights as well as other travel products and services. Discounted merchant fare airline tickets are tickets that are bought by the Group or other independent third parties to fulfill existing commitments to the Group's customers. The Group sells these tickets to consumers at fares determined by the Group which are generally at a significant discount to published fares, that is, the fare at which the airline offers the ticket to the public. The Group recognizes revenue at the time the reservation is ticketed, as the customer generally does not have the ability to cancel tickets or obtain refunds after ticketing, and all amounts payable have been received. In cases where customers have the ability to cancel or obtain refunds after ticketing, we estimate our refund obligations and a provision against such amounts is made.

     The other travel product revenue classification in the Consolidated Statement of Operations includes commission from sales of published fare tickets, revenue from other non-airfare travel products and services and incentive income. The Group is paid a commission from airlines for the sale of tickets at published fares. Non-airfare travel products and services revenues include discount and full rate hotel reservations, car hire and travel insurance, as well as other travel related products. Revenue for these travel products and services is recognised as the margin on the full fare. Incentive income is received from the Group's non-travel service provider business partners and is recognised at the end of each monthly or quarterly measurement period if the particular target has been achieved in the specified period.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101: "Revenue Recognition" which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure with respect to revenue recognition policies. The adoption of SAB 101 during any of the periods presented did not have a material impact on the Group's results of operations, financial position or cash flows.

     Accrued reservations liability

     The Company recognizes revenue at the time the reservation is ticketed. Some of the companies in the Group, however, invoice customers before ticketing has been performed. In these instances, as well as when customers pay deposits, the revenue is deferred and recognized upon ticket issuance. At December 31, 2002, this deferred revenue was (pound)4,073,000 (2001:
     (pound)3,274,000).

     Product technology and development costs

     In March 2000, the EITF issued EITF 00-2: "Accounting for Web Site Development Costs" which provides guidance on how an entity should account for costs incurred to develop a website. EITF 00-2 addresses the treatment of certain costs incurred during the different stages of website development. Management adopted this pronouncement in fiscal year 2000. The Company capitalized (pound)321,000 of website development costs in 2002 (2001: (pound)792,000, 2000: (pound)2,195,000). These capitalised costs are being amortized over two years.

     Marketing and advertising

     The Company expenses the costs of marketing and advertising as incurred. The Company has recorded(pound)6,113,000 in 2002 (2001: (pound)10,321,000,
     2000:(pound)15,094,000).

     Comprehensive loss

     The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income". SFAS 130 establishes standards for reporting comprehensive income and its components in the financial statements. The primary difference between the Company net loss and its total comprehensive loss for fiscal years 2002, 2001 and 2000 is the accumulated translation adjustment, net of tax.

     Income taxes

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all or any deferred tax assets will not be realised.

     Loss per share

     In accordance with SFAS No. 128, "Earnings Per Share", basic loss per share is based upon the weighted average number of ordinary shares outstanding. Diluted loss per share is based upon the weighted average number of ordinary and potential ordinary shares for each period presented. Potential ordinary shares include stock options using the treasury stock method. Potential ordinary shares have been excluded from diluted weighted average ordinary shares for fiscal years when the effect would be anti-dilutive.

     Segment information

     The Group is engaged in the business of selling travel products and services to the general public. Customers can access the various websites operated by the Group from various countries and in various languages. Sales of travel and travel related products and services are evaluated in total by management and accordingly no presentation of segmental information by product is considered appropriate.

     The Group attributes revenues from customers in different geographical areas on the basis of the office from which the sale is ticketed. For the financial year ended December 31, 2002, there was no single significant customer. At the end of 2002, the Group sold travel products and services in 11 different countries. Revenues associated with sales in the United Kingdom were (pound)21,290,000 (2001: (pound)11,864,000, 2000:
     (pound)3,789,000) and those in Continental Europe were (pound)10,465,000 (2001: (pound)7,539,000, 2000: (pound)5,685,000). Long-lived assets in the
     United Kingdom were (pound)14,581,000 (2001: (pound)17,746,000) and those in Continental Europe were (pound)1,910,000 (2001: (pound)1,109,000).

     Supplier concentration

     Our main suppliers are airlines. In fiscal year 2002 less than half our airline expenditure was attributable to ten airlines and the rest of our business was split among over 100 other airlines. British Airways was the only airline which accounted for greater than 10 percent of airline expenditure, with British Airways alone being approximately 15 percent of the Group's cost of sales.

     Share-based compensation

     At December 31, 2002, the Group was responsible for the administration of share-based employee compensation arrangements, which are more fully described in Note 11. The Group accounts for these arrangements under the recognition and measurement provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under APB 25, compensation cost is recognised over the vesting period based on the difference, if any, on the measurement date between the fair value of the Company's shares and the amount an employee must pay to acquire the shares. During fiscal year 2002, share options with exercise prices in dollars (as the options were exercisable for ADRs quoted on Nasdaq) were converted to exercise prices in pounds using the exchange rate prevailing at the date of the original grant. These options are now exercisable for ordinary shares listed on the London Stock Exchange and not ADRs. The following table illustrates the effect on net loss and loss per share if the Group had applied the fair value recognition provisions of "SFAS" No. 123, "Accounting for Stock-Based Compensation", based on the assumptions in Note 11, to share-based employee compensation.



                                                                                 Year ended December 31,
                                                                  ---------------------------------------------------
                                                                        2002               2001             2000
                                                                      (in thousands except per share amounts)
                                                                  ---------------------------------------------------
     Net loss as reported                                         (pound)(18,958)   (pound)(24,957)   (pound)(22,402)
     Add: Share-based employee compensation expense                (pound)13,726         (pound)38    (pound) (4,187)
      included in reported net income, net of related
      tax effects
     Deduct: Total share-based employee compensation expense       (pound)(1,716)   (pound)(10,177)   (pound)(10,211)
      determined under the fair value based method for
      all awards, net of related tax effects
     Net loss - proforma                                           (pound)(6,948)   (pound)(35,096)   (pound)(36,800)
     Basic and diluted loss per share - as reported                 (pound)(0.39)     (pound)(0.54)     (pound)(0.59)
     Basic and diluted loss per share - proforma                    (pound)(0.14)     (pound)(0.76)     (pound)(0.97)


     Derivative instruments and hedging activities

     The Company has adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", beginning January 1, 2001. The Company has not held derivative financial instruments at any time, and therefore this pronouncement did not have any impact on the consolidated financial statements.

     New Accounting Pronouncements

     In fiscal year 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", SFAS No. 142, "Goodwill and Other Intangible Assets", SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets", and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". In fiscal year 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No.'s 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections", SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123", and FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". In fiscal year 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities" and SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity".

     SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. SFAS 141 superseded APB 16, "Business Combinations", and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises", and is effective for all business combinations initiated after June 30, 2001.

     SFAS 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS 142, the Company is no longer required to amortize goodwill and other intangible assets with indefinite lives but is required to subject these assets to periodic testing for impairment. SFAS 142 supersedes APB 17, "Intangible Assets", effective for fiscal years beginning after December 15, 2001. The Company adopted the provisions of SFAS 142 as of January 1, 2002. Upon adoption of SFAS 142, the Company stopped the amortization of goodwill resulting from business combinations with a net carrying value of (pound)12,675,000 at the date of adoption. Additionally, based on a transitional impairment review related to the carrying value of goodwill, the Company determined that goodwill was not impaired on January 1, 2002.

     A reconciliation of previously reported net loss to the amounts adjusted for the exclusion of amortization of goodwill is as follows:


                                                                              2002        2001        2000
                                                                       (pound)'000 (pound)'000 (pound)'000
     Reported net loss                                                    (18,958)    (24,957)    (22,402)
     Add: Goodwill amortization                                                  0       3,830       1,946
     Adjusted net loss                                                    (18,958)    (21,127)    (20,456)

     Basic and diluted net loss per share
        Reported net loss                                                    (0.39)      (0.54)      (0.59)
        Goodwill amortization                                                 0.00        0.08        0.05
        Adjusted net loss                                                    (0.39)      (0.46)      (0.54)


     SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early adoption permitted. The Company is currently evaluating the provisions of SFAS 143 and has not yet determined whether the provisions will have a material impact on its consolidated results of operations and financial position upon adoption.

     SFAS 145 principally requires that gains or losses from extinguishment of debt which are classified as extraordinary items by SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt, an Amendment of APB Opinion No. 30", will no longer be classified as such. SFAS 145 is effective for fiscal years beginning after May 15, 2002, although early application of the statement related to the rescission of SFAS 4 is encouraged. The Company is currently evaluating the provisions of SFAS 145 and has not yet determined whether the provisions will have a material impact on its consolidated results of operations and financial position upon adoption.

     SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognised at the date of an entity's commitment to an exit plan. This statement provides that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3 until a liability has been incurred and establishes that fair value is the objective for initial measurement of the liability. However, this standard does not apply to costs associated with exit activities involving entities acquired under business combinations or disposal activities covered under SFAS 144. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company is currently evaluating the provisions of SFAS 146 and has not yet determined whether the provisions will have a material impact on its consolidated results of operations and financial position upon adoption.

     SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for share-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company adopted the disclosure provisions of SFAS 148 during the current year. The Company is currently evaluating the recognition provisions of SFAS 148 and has not yet determined whether the provisions will have a material impact on its consolidated results of operations and financial position upon adoption.


     SFAS 150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities in statements of financial position. The statement will cause mandatorily redeemable preferred stocks and several other instruments previously classified as equity or mezzanine capital to be recorded as debt. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company is currently evaluating the provisions of SFAS 150 and has not yet determined whether the provisions will have a material impact on its consolidated results of operations and financial position upon adoption.

     FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted the disclosure requirements of FIN 45 during the current year. The Company is currently evaluating the recognition provisions and has not yet determined whether the provisions will have a material impact on its consolidated results of operations and financial position upon adoption.

     FIN 46 requires identification of the Company's participation in variable interests entities ("VIE"), which are defined as entities with a level of invested equity that is not sufficient to fund future activities to permit them to operate on a stand alone basis, or whose equity holders lack certain characteristics of a controlling financial interest. Then, for entities identified as VIE, FIN 46 sets forth a model to evaluate potential consolidation based on an assessment of which party to the VIE, if any, bears a majority of the exposure to its expected losses, or stands to gain from a majority of its expected returns. FIN 46 also sets forth certain disclosures regarding interests in VIE that are deemed significant, even if consolidation is not required. FIN 46 is effective for VIE's created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an entity holds a variable interest that it acquired before February 1, 2003. The Company is currently evaluating the provisions of FIN 46 and has not yet determined whether the provisions will have a material impact on its consolidated results of operations and financial position upon adoption.

3.   Business combinations

     All acquisitions have been accounted for by the purchase method, with the excess of the purchase price over the estimated fair value of the net assets acquired recorded as goodwill. The results of each operation have been included in the consolidated financial results of the Group from the date of acquisition. Goodwill arising on acquisitions was amortized over five years on a straight-line basis through fiscal year 2001.

     The following represents a discussion of the Company's acquisitions by year for the previous three years.

     2002:

     There were no acquisitions during 2002.

     2001:

     MrJet AB

     On March 27, 2001 ebookers plc purchased MrJet AB, a Swedish company, for a purchase consideration of (pound)990,000. SEK 455,266 (approximately (pound)31,000) was in the form of cash, and shares to the value of SEK 14,083,874 (approximately (pound)959,000) were issued, representing 2.67 percent of the issued share capital of ebookers plc, the equivalent of 1,208,961 ordinary shares. Goodwill arising on consolidation of MrJet amounted to (pound)562,000.

     Gate Pacific Ltd.

     On August 30, 2001 ebookers plc acquired Gate Pacific Ltd., a holding company based in Mauritius, from Mr. Dinesh Dhamija and Mrs. Tani Dhamija. The purchase consideration was $5,387.

     Technovate Data and Services Private Ltd.

     On September 1, 2001, Gate Pacific Ltd. acquired Technovate Data and Services Private Limited, an information technology services company based in Delhi, India. The total purchase consideration of (pound)104,000 consisted of cash of (pound)25,352 and 81,126 ordinary shares of ebookers plc of 14p valued at 97.97p.

     The results of the operations of the above entities have been included in the income statement of the Group from the date of acquisition.

     Also, in October 2001, the company purchased certain assets from the liquidator of Lawson Interline Travel Limited for (pound)160,000. In order to finance part of this, Firdaus Ruttousha, a director of Flightbookers Ltd., made a loan on an arm's length basis of (pound)40,000 to ebookers plc. This loan carried an interest rate of 2 percent above the base rate. It was repaid in 2002.


     2000:

     Reisbureau Nova B.V., Netherlands

     On March 17, 2000, ebookers plc purchased Reisbureau Nova B.V., a Netherlands limited liability company, for a purchase consideration of NLG 3,480,000 (approximately (pound)995,578) including acquisition costs. The purchase consideration includes NLG 3,215,000 (approximately (pound)915,008) in cash, and shares totalling NLG 265,000 (approximately (pound)80,570) issued on May 10, 2000. Reisbureau Nova B.V. is a retailer of travel products and services in Netherlands with an online service. Goodwill arising on consolidation of Reisbureau Nova B.V. amounted to (pound)838,834.

     Rejsegalleriet A/S, Denmark

     On March 24, 2000, ebookers plc purchased Rejsegalleriet A/S, a Danish company, for a purchase consideration of $870,000 (approximately (pound)577,212), excluding acquisition costs. Rejsegalleriet A/S is a retailer of travel products and services in the Netherlands with an online service. Goodwill arising on consolidation of Rejsegalleriet A/S amounted to (pound)570,862.

     Viajes Dimensiones S.L., Spain

     On May 3, 2000, ebookers plc purchased Viajes Dimensiones S.L., a Spanish company, for a purchase consideration of ESP 240,000,000 (approximately (pound)920,164) excluding acquisition costs. ESP 72,000,000 (approximately (pound)255,603) had been held in escrow for the benefit of the vendor until January 5, 2001 pending confirmation that the seller had met his obligations under the terms of the acquisition agreement. The amount was released as the vendor met his obligations. Goodwill arising on consolidation of Viajes Dimensiones S.L. amounted to (pound)970,999.


     Callbookers Limited

     On November 16, 2000, the Group assumed control of Callbookers Limited, the parent company of Flightbookers Limited, for a purchase consideration of $15,000,000 (approximately (pound)10,534,174), excluding acquisition costs. Flightbookers Limited is a retailer of travel products and services in the United Kingdom. In accordance with the acquisition terms, 50 percent of the $15,000,000 consideration was paid immediately upon completion, in ordinary shares of ebookers plc. The other 50 percent of the consideration was payable within two years in either shares or cash. Determination of the type of payment was subject to stringent terms and conditions to ensure that no cash payment is made unless the Group achieves positive cash flow, or additional shareholder funds are raised. In May 2002, the balance of the consideration was paid in the form of 3,000,000 ordinary shares of ebookers plc. Goodwill arising on consolidation of Callbookers Limited amounted to (pound)10,112,061.

     The results of the operations of the above entities have been included in the income statement of the Group from the date of acquisition.


     Pro-forma information
                                                       With MrJet           With MrJet
                                                        and Gate             and Gate
                                                         Pacific              Pacific
                                                          2001                 2000
                                                     ----------------     ----------------
                                                    (pound)'000          (pound)'000

     Revenues                                            19,550                9,966
     Net loss                                           (28,209)             (31,131)
     Loss per share: Basic and diluted             (pound)(0.60)        (pound)(0.82)

     The following unaudited pro forma data summarize the results of operations for the periods indicated as if the acquisition of MrJet AB and Gate Pacific Ltd. had been completed as of January 1, 2000. The pro forma data give effect to actual operating results prior to the acquisition, adjusted to include the pro forma effect of amortization of intangibles and income taxes. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition occurred as of the beginning of the fiscal years, or that may be obtained in the future.


4.       Allowance for doubtful accounts

                                                                                             December 31,
                                                                                     2002        2001       2000
                                                                             ------------------------------------
                                                                              (pound)'000 (pound)'000(pound)'000
       Balance at January 1                                                           354         242          1
       Provided for in year                                                           754         112        242
       Written off in year                                                           (38)           -        (1)
                                                                             ------------------------------------

       Balance at December 31                                                       1,070         354        242
                                                                             ====================================

5.     Other current assets

                                                                                            December 31,
                                                                                     2002                   2001
                                                                       ------------------------------------------
                                                                              (pound)'000            (pound)'000
       Receivables from advertising, incentive payments and commissions               778                    337
       Advance payments to
       suppliers                                                                      358                      -
       Deposit on Barclays lease                                                        -                    436
       VAT                                                                            637                    348
       Other current
       assets                                                                         644                    936
                                                                       ------------------------------------------
       Total                                                                        2,417                  2,057
                                                                       ==========================================

6.     Property, plant and equipment

       Property, plant and equipment consists of the following:

                                                                                            December 31,
                                                                                    2002                         2001
                                                                       -----------------------------------------------
                                                                             (pound)'000                  (pound)'000

       Leasehold improvements                                                      1,440                          862
       Furniture, fittings and office equipment                                    1,718                          719
       Computer and communications equipment                                       8,665                        7,680
                                                                       -----------------------------------------------
       Total                                                                      11,823                        9,261
       Less accumulated
       depreciation                                                              (8,325)                      (4,066)
                                                                       -----------------------------------------------
       Plant and equipment, net                                                    3,498                        5,195
                                                                       ===============================================


Depreciation expense in 2002 was(pound)4,546,000 (2001:(pound)4,025,000, 2000:
(pound)2,223,000).

7.     Goodwill

       Goodwill consists of the following:

                                                                                               December 31,
                                                                                    2002                         2001
                                                                       -----------------------------------------------
                                                                             (pound)'000                  (pound)'000
       Goodwill, gross                                                            19,192                       19,192
       Less: accumulated amortization                                            (5,733)                      (5,733)
       Impairment                                                                  (784)                        (784)
                                                                       -----------------------------------------------
       Goodwill, net                                                              12,675                       12,675
                                                                       ===============================================


     In fiscal year 2001, the Company reassessed the carrying value of its goodwill in respect of the acquisitions of Airways MIC AB and MrJet. In accordance with the methodology in SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", the Company determined the future cash flows expected to result from the operation of these entities and compared these cash flows to the carrying value of the net assets. As this test indicated that there was an impairment, the Group reassessed the fair value of these entities based on the net present value of estimated future cash flows, using a discount rate of 10 percent, and compared this fair value to the carrying value of the net assets. As the fair value was less than the carrying value, there was a reduction to the carrying value of goodwill by (pound)784,000.


8.   Accrued expenses and other current liabilities

     Accrued expenses and other current liabilities consist of the following:


                                                                                       December 31,
                                                                                   2002             2001
                                                                        ---------------------------------
                                                                            (pound)'000      (pound)'000
     Corporation tax                                                                143              201
     Taxation and social security                                                   686              424
     Accrued accounts payable                                                     3,109            4,345
     Purchase consideration owed                                                      -            5,253
     Finance lease creditor                                                         200            1,234
     Overhead creditors                                                             703              390
     Other                                                                        1,162            1,459

                                                                        ---------------------------------
     Total                                                                        6,003           13,306
                                                                        =================================


9.   Income taxes

     The corporation tax provisions included in the consolidated statement of operations and the corporation tax payable in the consolidated balance sheet have been determined as if the Company was a separate taxpayer. The Company, on a separate entity basis, incurred net tax losses in the fiscal years 2000 to 2002. The consolidated loss before income taxes consisted of:

                                                                              2002        2001        2000
                                                                       ------------------------------------
                                                                       (pound)'000 (pound)'000 (pound)'000
     U.K.                                                                 (20,016)    (24,521)    (19,561)
     Non-U.K.                                                                1,213       (361)     (2,780)
                                                                       ------------------------------------
                                                                          (18,803)    (24,882)    (22,341)
                                                                       ====================================

     The current consolidated (provision)/benefit for income taxes consisted of:

                                                                              2002        2001        2000
                                                                       (pound)'000 (pound)'000 (pound)'000
                                                                       ------------------------------------
     Current income taxes:
     U.K.                                                                        -           -           -
     Non-U.K.                                                                (155)        (75)        (61)
                                                                       ------------------------------------
                                                                             (155)        (75)        (61)
                                                                       ====================================

     The provision for income taxes is different from that which would be obtained by applying the U.K. statutory income tax rate to (loss)/income before income taxes. The differences are explained below:

                                                                              2002        2001        2000
                                                                       ------------------------------------
                                                                       (pound)'000 (pound)'000 (pound)'000
     Tax benefit at U.K. statutory
     rate                                                                    5,641       6,801       6,702
     Tax differential on non-U.K. earnings                                      32          27          60
     Non-deductible stock compensation                                     (4,118)        (18)       1,256
     Other non-deductible costs                                                (5)       (855)       (756)
     Exempt income                                                              85          20           -
     Tax rate differential on tax adjustments                                    -           -           1
     Increase in valuation allowance relating to current
     year                                                                  (1,751)     (6,089)     (6,721)
     Non-deductible consolidation adjustments                                 (39)          28       (582)
     Other                                                                       -          11        (21)
                                                                       ------------------------------------
                                                                             (155)        (75)        (61)
                                                                       ====================================

     Deferred tax liabilities at December 31, 2002 and 2001 were:

                                                                              2002        2001
                                                                       ------------------------
                                                                     (pound)'000       (pound)'000
     Deferred tax assets:
     Property, plant and equipment due to depreciation                         757          10
     Net operating loss carry forward                                       14,520      13,552
                                                                       ------------------------
     Total gross deferred tax assets                                        15,277      13,562
     Less valuation allowance                                              (15,277)    (13,527)
                                                                       ------------------------
     Net deferred tax assets                                                     -          35
                                                                       ------------------------

     Deferred tax liabilities:
     Property, plant and equipment due to depreciation                           -        (35)
                                                                       ------------------------
     Total gross deferred tax liability                                          -        (35)
                                                                       ------------------------
     Net deferred tax                                                            -           -
                                                                       ========================


     The net change in the total valuation allowance for the year ended December 31, 2002 was an increase of (pound)1,750,000 (2001: (pound)5,325,000).

     As of December 31, 2002 the Group has available for income tax purposes approximately (pound)48,400,000 (2001: (pound)45,433,000) in U.K. or
     European net operating loss carry forwards which may be used to offset future taxable income. These loss carry forwards have an indefinite life subject to limitations imposed in the event of a change in the businesses carried on by the loss entities.

     The Company has not recognized a deferred tax liability of approximately (pound)103,000 for the undistributed earnings of its 100 percent owned non-U.K. subsidiaries that arose in 2002 and prior years because the Company currently does not expect those unremitted earnings to become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or a sale of the investments. As of December 31, 2002, the undistributed earnings of these subsidiaries were approximately (pound)1,129,000 (2001: (pound)586,937).

10.  Shareholders' equity

     Share Reorganizations

     2001

     On April 4, 2001, the Company, by ordinary resolution of its shareholders, consolidated all its existing authorised and issued share capital from shares of par value of (pound)0.028 per share to shares of par value of (pound)0.14 per share. The numbers of shares referred to below reflects splits and consolidation, noted above.

     2000

     On April 26, 2000, the Company, by ordinary resolution of its shareholders, sub-divided all its existing authorised and issued share capital from shares of par value (pound)0.28 per share to shares of par value (pound)0.028 per share.

     Share Issuances

     2002

     On May 17, 2002, ebookers issued 3,000,000 ordinary shares of (pound)0.14 each to Flightbookers Investments Limited for a total consideration of (pound)5,253,000. Under the terms of a call option agreement, set in 1999, the number of shares delivered in satisfaction of the exercise price was determined according to the average closing price quoted on Nasdaq for the period October 5, 2000 to November 1, 2000, excluding the two highest and two lowest closing prices in this period. This was the final part of the consideration relating to the purchase of Flightbookers Limited.

     In June 2002, 40,000 ordinary shares of (pound)0.14 each were issued relating to the exercise of options under the ebookers plc Executive Share Option Scheme 1999. The consideration paid for these ordinary shares was (pound)50,000.

     On October 17, 2002, 11,654 ordinary shares of (pound)0.14 each were issued to two Non-Executive Directors, Mr. Sudhir Choudhrie and Mr. Jeffrey Sampler, in accordance with letters of appointment. The value of this remuneration was (pound)2,844.

     On October 25, 2002, 68,250 ordinary shares of (pound)0.14 each were issued relating to the exercise of options under the ebookers plc Executive Share Option Scheme 1999. The consideration paid for these ordinary shares was (pound)146,738.

     In November 2002, 88,434 ordinary shares of (pound)0.14 each were issued relating to the exercise of options under the ebookers plc Executive Share Option Scheme 1999. The consideration paid for these ordinary shares was (pound)210,958.

     In December 2002, 19,882 ordinary shares of (pound)0.14 each were issued relating to the exercise of options under the ebookers plc Executive Share Option Scheme 1999. The consideration paid for these ordinary shares was (pound)43,676.

     A net total of 3,228,220 ordinary shares of (pound)0.14 each were issued during the fiscal year ended December 31, 2002 for (pound)5,707,216. The excess of issue price over the par value of (pound)5,255,216 was credited to additional paid in capital.


     2001

     On April 3, 2001, 1,208,961 ordinary shares of (pound)0.14 each were issued as consideration for the purchase of MrJet AB. The shares were issued for (pound)959,000.

     On April 25, 2001, a total of 67,426 ordinary shares of (pound)0.14 each were issued for (pound)88,755. On July 1, 2001, 96,710 ordinary shares of (pound)0.14 each were issued for (pound)140,000.

     On September 19, 2001, 89,764 ordinary shares of (pound)0.14 each were issued for (pound)130,057.

     On August 21, 2001, 48,675 ordinary shares of (pound)0.14 each were issued for (pound)47,687 as the consideration for the purchase of Technovate Data and Services Private Limited.

     On September 28, 2001, a further 32,451 ordinary shares of (pound)0.14 each were issued for (pound)31,791 as consideration for this purchase.

     A total of 1,543,987 ordinary shares of (pound)0.14 each were issued during the fiscal year ended December 31, 2001 for (pound)1,397,290. The excess of issue price over the par value of (pound)1,180,000 was credited to additional paid in capital.

     2000
     On January 25, 2000, 126,057 ordinary shares of (pound)0.14 each were issued for (pound)707,216. On May 31, 2000, 13,503 ordinary shares of (pound)0.14 each were issued for (pound)48,553.

     On July 24, 2000 the Company offered 8,097,275 ordinary shares of (pound)0.14 each via a private placement. The shares were issued for (pound)28,066,923. Share issue costs as a result of the issue amounted to (pound)1,333,248 which have been netted off against the proceeds of the share issue.

     On August 23, 2000, 7,130 ordinary shares of (pound)0.14 each were issued for (pound)74,060.

     On November 16, 2000, 3,000,000 ordinary shares of (pound)0.14 each were issued for (pound)5,252,837.

     A total of 11,243,965 ordinary shares of (pound)0.14 each were issued during the fiscal year ended December 31, 2000 for (pound)34,168,589. The excess of issue price over the par value of (pound)32,594,434 was credited to additional paid in capital.

11.  Stock compensation

     As described in Note 10, in each of 2001 and 2000, the Company reorganized its authorized and issued share capital. The numbers of shares, nominal values and option exercise prices below reflect these splits and consolidation.

     During fiscal year 2002 share options with exercise prices in dollars (for the purchase of the Company's ADRs quoted on the Nasdaq) were converted to exercise prices in pounds using the exchange rate prevailing at the date of the original grant. These options are now exercisable for ordinary shares listed on the London Stock Exchange and not ADRs and are accounted for under variable plan accounting.

     On March 3, 1999, the Company's predecessor entered into an agreement with Dr. Sanjiv Talwar, whereby a series of four options were granted to Dr Talwar. These options have an exercise period which expires on the day before the tenth anniversary of the grant date. Each of the first and second series of these options which were exercised in January 2003, entitled Dr. Talwar to acquire 0.75 percent of the ordinary share capital of the Company on the business day immediately preceding the date of exercise. Each of the third and fourth options currently exerciseable entitles Dr. Talwar to acquire a number of ordinary shares equal to 1 percent of the ordinary share capital of the Company on the business day immediately preceding the date of exercise. The exercise price of the options is $150,000 for the first series; $200,000 for the second series; and (pound)2.18 and (pound)0.58 for the third and fourth series, respectively, which was based on 50 percent of the market value of the Company's ordinary shares on the date the options vested in May 2001 and November 2001. Pursuant to an agreement dated March 3, 1999, the Company's predecessor also transferred the rights to 2,001,430 shares of the Company to Dr. Talwar as compensation under his employment contract. Stock compensation expense in 2002 and 2001 and credit in 2000 relating to Dr. Talwar amounted to (pound)4,604,000, (pound)26,000, and (pound)1,621,000, respectively.

     The Company adopted the ebookers plc Executive Share Option Scheme ("ESOS") on October 21, 1999. This plan sets out the specific criteria used to grant options to employees. In summary, options are broadly categorized into two categories. Employees joining before the initial public offering in November 1999 were granted Series A and Series B options. Series A options had an option price equal to 50 percent of the initial public offering price and are exercisable in equal tranches on the first, second, third and fourth anniversaries of the commencement of employment. Series B options had an option price equal to the initial public offering price and are exercisable in equal tranches on the second, third, fourth and fifth anniversaries of commencement of employment. Employees joining after the initial public offering were granted one series of options. The series of options had an option price equal to the market price at the date of joining and are exercisable in equal tranches on the first, second, third and fourth anniversaries of the commencement of employment. These options have an exercise period which expires on the day before the tenth anniversary of the grant date. On July 14, 2000 the Company repriced its options. Employees who joined before the initial public offering had their Series A options repriced to $0.70. Employees who joined after the initial public offering had their options repriced to $0.90 for half of the first tranche and $1.80 for half of the first tranche and all other tranches unless their original option price was lower than the repriced options. Stock compensation expense in 2002, credit in 2001 and expense in 2000 under the ESOS taking into account the repricing amounted to (pound)1,045,000, (pound)160,000 and (pound)1,062,000, respectively. No additional stock compensation expense arose in 1999 and 2000 under the ESOS as a result of the repricing.

     On October 21, 1999, the Company entered into an option agreement with the Group's Chief Executive Officer, Dinesh Dhamija, whereby Mr. Dhamija was granted a series of five options. These options have an exercise period which expires on the day before the tenth anniversary of the grant date. Each of these options entitles Mr. Dhamija to acquire 1 percent of the ordinary share capital of the Company on the business day immediately preceding the date of exercise. All these options have vested and are currently exercisable. The exercise price of the options is: $100,000, $200,000, $300,000, $350,000, and $400,000 for the five options, respectively. Stock compensation expense in 2002 and 2001 and credit in 2000 relating to Mr. Dhamija amounted to (pound)8,074,000, (pound)222,000, and (pound)3,648,000, and respectively.

     On October 25, 1999, the Company granted share options to its Non-Executive Directors under the terms of their engagement. These options have an exercise period which expires on the day before the tenth anniversary of the grant date. Stock compensation expense in 2002, credit in 2001 and expense in 2000 on the options granted to the Non-Executive Directors amounted to (pound)3,000, (pound)50,000, and (pound)21,000, respectively.

     Option activity under the plans has been as follows:

                                                                          Number         Weighted average
                                                                       of shares           exercise price
                                                                                                per share
                                                                     ------------   ----------------------
     Outstanding, December 31, 1999                                    4,665,420              (pound)2.20
     Granted below market price (weighted average fair value of
     (pound)2.60)                                                        250,232              (pound)2.55
     Granted above market price (weighted average fair value of
     (pound)1.40)                                                      1,536,702              (pound)3.50
     Cancelled                                                         (539,756)              (pound)4.85
                                                                     ------------
     Outstanding, December 31, 2000                                    5,912,598              (pound)3.30
     Granted below market price (weighted average fair value of
     (pound)0.85)                                                        119,658              (pound)0.59
     Granted above market price (weighted average fair value of
     (pound)0.85)                                                          3,860              (pound)4.17
     Granted at market price                                             258,412              (pound)0.68
     Cancelled                                                         (730,730)              (pound)2.88
                                                                     ------------
     Outstanding,  December 31, 2001                                   5,563,798              (pound)3.18
     Granted below market price (weighted average fair value of
     (pound)3.22)                                                      1,700,228              (pound)2.22
     Granted above market price (weighted average fair value of
     (pound)2.59)                                                      1,363,709              (pound)2.80
     Exercised                                                          (244,093)             (pound)1.99
     Cancelled                                                          (584,574)             (pound)2.52
                                                                     ------------
     Outstanding, December 31, 2002                                    7,799,068
                                                                     ============

     Additional information regarding options outstanding as of December 31, 2002 is as follows:



                                        Options outstanding                         Options excerciseable
                       ------------------------------------------------------  ---------------------------------
                                       Weighted average
      Range of                            remaining       Weighted average                    Weighted average
      exercise             Number        contractual       exercise price          Number      exercise price
       prices           outstanding      life (years)         per share        excerciseable     per share
     ------------      -----------------------------------------------------------------------------------------
     0.14-0.21         564,941               7.0          (pound)0.18             527,169              (pound)0.18

     0.34-0.51         1,011,303             6.5          (pound)0.39           1,011,303              (pound)0.39

     0.52-0.78         2,122,596             6.6          (pound)0.62           2,122,596              (pound)0.62

     0.79-1.19         43,536                9.5          (pound)1.00              40,603              (pound)1.00

     1.20-1.80         7,200                 9.7          (pound)1.24                   -                        -

     1.81-2.72         2,269,493             8.1          (pound)2.27           1,203,337              (pound)2.20

     2.73-4.10         1,503,026             9.2          (pound)3.36             255,448              (pound)3.29

     4.11-6.15         276,973               7.2          (pound)5.86             155,687              (pound)5.84
     ------------      --------------------------------------------------------------------------------------------

     0.14-6.15         7,799,068             7.70         (pound)1.76           5,316,143              (pound)1.18
     ============      ============================================================================================


     Certain options granted are based on a percentage of shares outstanding at the exercise date. The amounts in the table above are calculated using the total number of outstanding shares at December 31, 2002.

     At December 31, 2002, of the 8,899,485 shares reserved for issuance, 1,100,417 shares were remaining and available for grant as share options.

     The Company used the Black-Scholes option pricing model to determine the fair value of grants during the years ended December 31, 2002, 2001 and 2000. The following assumptions were applied in determining the pro forma compensation cost calculated in Note 2:

                                                                               As at December 31,
                                                                       ------------------------------------
                                                                             2002        2001         2000
                                                                       ------------------------------------
       Expected dividend yield                                               0.0%        0.0%         0.0%
       Risk-free interest rate                                              3.28%       5.05%        5.25%
       Expected life of options                                           4 Years   2.8 Years    2.8 Years
       Expected share price
       volatility                                                          88.75%     135.63%       99.61%


     12.   Earnings per share

     The following table reconciles net loss available for ordinary shareholders and the weighted average ordinary shares outstanding for basic and diluted earnings per ordinary share for the periods presented:

                                                                                  December 31,
                                                                      --------------------------------------
                                                                          2002        2001        2000
                                                                      --------------------------------------
                                                                       (In thousands except share and per
                                                                                share amounts)
     Basic and diluted loss per ordinary share:
     Net loss - in thousands except share
     amounts                                                       (pound)(18,958)(pound)(24,957)(pound)(22,402)

     Weighted average ordinary shares
     outstanding                                                        48,741,033  46,336,414   38,082,448
                                                                      --------------------------------------
     Basic loss per ordinary share                                   (pound)(0.39)(pound)(0.54)(pound)(0.59)
                                                                      --------------------------------------



     All ordinary shares under option as of December 2002, 2001 and 2000 were considered anti-dilutive as a result of the loss experienced by the Company each year and therefore not included in the computation of diluted earnings per ordinary share.

13.  Related parties

     No material related party transactions have taken place in fiscal year 2002 and no significant transactions with directors or other executive officers of ebookers plc have occurred during the period.

     No material related party transactions took place in fiscal year 2001, and no significant transactions with directors or other executive officers of ebookers plc, occurred during the previous period other than the purchase of Callbookers Limited from Flightbookers S.A.R.L., a company controlled by Dinesh Dhamija, a director of ebookers plc, and the purchase of Gate Pacific Limited from Dinesh Dhamija and Tani Dhamija, both directors of ebookers plc. Callbookers Limited was valued by an independent party for the purpose of the acquisition. Gate Pacific Limited was valued at the cost of registering a new company in Mauritius.

     Also, in October 2001, the company purchased certain assets from the liquidator of Lawson Interline Travel Limited for (pound)160,000. In order to finance part of this, Firdaus Ruttousha, a director of Flightbookers Ltd., made a loan on an arm's length basis of (pound)40,000 to ebookers plc. This loan carried an interest rate of 2 percent above the base rate. It was repaid in 2002.

     In fiscal year 2000 in the period up to the acquisition of Flightbookers plc, the Group paid booking fees to that company of (pound)716,905. These are included in general and administrative operating expenses in the Consolidated Statement of Operations. Other costs relating to services provided by Flightbookers plc have been directly charged to the Group at cost or allocated on a pro-rata basis based on sales or any other method which has been deemed more appropriate by the management of the two companies.

14.  Commitments and contingencies

     The Group has non-cancelable operating leases, primarily for computer hardware, that expire at various dates up to September 30, 2004. The Group also has an operating lease that expires in 2005 for the use of its head office in London. The annual rent under the lease is (pound)391,800, which may be increased in 2005 based on market rates at that time. Rent expense for fiscal years 2002, 2001 and 2000 was (pound)1,311,383, (pound)1,029,647, and (pound)728,826, respectively.

     Future minimum lease payments under non-cancelable operating leases at December 31, 2002 are as follows:

                                                                                                  (pound)
                                                                        ---------------------------------
     2003                                                                                      1,310,880
     2004                                                                                        902,253
     2005                                                                                        882,703
     2006                                                                                        816,320
     2007                                                                                        552,518
     2008 and thereafter                                                                         760,680
                                                                        ---------------------------------
                                                                                               5,225,354
                                                                        =================================

     From time to time the Group may become involved in litigation in the normal course of business. Management is not aware of any threatened litigation or unasserted claims that would have a material effect on the Group's financial condition, results of operations, and cash flows. There is no pending litigation against the Group or its business that the Group believes would have a material effect on its financial condition, results of operations, or cash flows.


     15. Post balance sheet events

     Acquisition of Travelbag

     In January 2003, the Company signed a purchase agreement to acquire the entire share capital of Travelbag Holdings Limited for consideration of (pound)55,000,000. This acquisition was completed on February 7, 2003. The consideration of (pound)55,000,000 consisted of cash of (pound)40,000,000, deferred cash consideration of (pound)3,000,000, and the issuance of 3,537,134 ordinary shares for (pound)12,000,000. The deferred cash consideration will be paid 12 months after the acquisition date.

     The acquisition was funded in part by a loan facility of (pound)25,000,000 from Barclays and in part by the placing of additional shares of the Company.


     Travelbag is a profitable travel agency and in the top three of the United Kingdom non-package, non-business sector. In its financial year ended March 31, 2003, it had approximately (pound)200 million of annual gross sales compared to (pound)273 million for ebookers in 2002. Travelbag has a greater long-haul focus than ebookers, with approximately 98 percent of its sales being long and mid-haul, particularly to the high-value Australia and New Zealand markets. Travelbag sells over the telephone, through a network of 12 shops, and through its websites: www.travelbag.co.uk, www.bridgetheworld.com and www.travelbag-adventures.com.


     The transaction was in furtherance of the acquisition strategy first set out by the Company's Directors in early 2002 to make large-scale acquisitions of mainly offline travel companies. This acquisition will enable the Company to expand its portion of the market in long and mid-haul travel, particularly to the high-value Australia and New Zealand markets.

     As at March 21, 2003, the purchase price allocation has not yet been finalized, as the acquisition only occurred in the previous month. As a result the goodwill figure has not yet been calculated.



     Other

     Also in January 2003, Dr. Sanjiv Talwar, who has left the Group, exercised two series of his share options to acquire 1.5 percent of the share capital of the Company for a consideration of $350,000.

      ITEM 19. EXHIBITS

      The following exhibits are filed as part of this Annual Report:



      Exhibit Number       Description
      1.1*                 Memorandum and Articles of Incorporation of the Registrant.

      2.1+                 The Deposit Agreement among ebookers plc, Morgan Guaranty Trust Company of New York, as Depositary,
                           and the Holders of American Depositary Receipts issued thereunder.

      2.2*                 Amendment No.2 to the Deposit  Agreement  among ebookers plc,  Morgan Guaranty Trust Company of New York, as Depositary, and the Holders of American Depositary Receipts issued thereunder.

      2.3*                 Form of American Depositary Receipt.

      2.4+                 Amended Form of American Depositary Receipt.

      4.1+                 Share Purchase Agreement dated March 27, 2001 for the purchase of the entire share capital of
                           MrJet AB among ebookers plc, External Laboratory for Awesome Business AB (E-Lab), Hordur Bender and
                           Alben Holdings S.A.

      4.2*                 Form of Registration Rights Agreement between ebookers plc,  Flightbookers  S.A.R.L., Mr. Dinesh Dhamija and Tani Dhamija.

      4.3**                Option Agreement dated October 2, 2002 between ebookers plc and Mr. Dinesh Dhamija.

      4.4*                 Option Agreement dated October 21, 1999 between ebookers plc and Sanjiv Talwar.

      4.5**                Form of rules of the ebookers plc Executive Share Option Scheme.

      4.6**                Service Agreement dated October 2, 2002 between ebookers plc and Mr. Dinesh Dhamija.

      4.7+                 Contract of Employment dated March 3, 1999 between ebookers plc and Dr. Sanjiv Talwar.

      4.8**                Compromise Agreement dated May 31, 2002 between ebookers plc and Mr. Navneet Bali.

      4.9**                Letter of Appointment as a  Non-Executive Director dated July 12, 2002 between ebookers plc and Mr.
                           Sudhir Choudhrie.

      4.10**               Letter of Appointment as a Non-Executive Director dated July 12, 2002 between ebookers plc and Mr.
                           Jeffrey Sampler.

      4.11**               Letter of Appointment as a Non-Executive Director dated July 24, 2002 between ebookers plc and Mr.
                           John Donaldson.

      4.12**               Letter of Appointment as a Non-Executive Director dated April 7, 2003 between ebookers plc and David
                           Gill.

      4.13*                Letter of Appointment as a Non-Executive  Director dated October 25, 1999 between ebookers plc and Mr.
                           Peter Cochrane.

      4.14**               Compromise Agreement dated January 20, 2003 between ebookers plc and Mr. Sanjiv Talwar.

      4.15**               Share Purchase  Agreement dated January 21, 2003 between ebookers plc and Port of Hercules Trustees
                           Limited, David Betsworth,  Russell Webber,  Jeremy Bridge,  Brian Barton,  Caroline Barton,  Bruce Rose,
                           Andrew Monk, Peter Anthony Wade and 3i Group plc.

      4.16**               Facilities Agreement dated January 21, 2003 between ebookers plc and Barclays Bank plc.

      4.17+                Relationship Agreement dated March 19, 2001 between ebookers plc and Mr. Dinesh Dhamija.

      4.18++               Service Agreement dated May 31, 2002 between ebookers plc and Mr. Nigel Addison Smith.

      4.19**               Service Agreement dated January 16, 2003 between ebookers plc and Mrs. Tani Dhamija.



      4.20**               Service Agreement dated January 17, 2003 between ebookers plc and Mr. Peter Liney.

      6.1**                Calculation of earnings per ordinary share and ADR.

      8.1**                List of subsidiaries.

      10.1+++              Form 6-K relating to ebookers' announcement, dated May 7, 2003 of its quarterly results for the quarter ended March 31, 2003.

      10.2+++              Form 6-K relating to ebookers' announcement, dated May 30, 2003, of our statement on trading .

      12.1**               Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act 2002.

      12.2**               Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act 2002.

      13.1**               Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act 2002.

      13.2**               Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act 2002.



      * Previously filed as an exhibit to registration Statement No. 333-1062, relating to the registration of 3,939,661 ordinary shares, par value (pound)0.28 each, of ebookers plc and incorporated herein by reference.

      + Previously filed as an exhibit to the annual report for the year ended December 31, 2000 on Form 20-F and incorporated by reference.

      ++ Previously filed as an exhibit to the annual report for the year ended December 31, 2001 on Form 20-F and incorporated by reference.

      **  Filed herewith.

      +++ Previously filed with the Commission and is incorporated herein by reference.

                                   SIGNATURES



      The registration hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.





      ebookers plc



      By: /s/__Dinesh Dhamija____


      Name:    Dinesh Dhamija


      Title:   Chief Executive Officer


      Dated:   June 27, 2003