Form 20-F
period 2003-12-31
EBOOKERS    PLC
filed 2004-03-25
CIK 1098128

As filed with the Securities and Exchange Commission on March 25, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number: 0-30358

ebookers plc

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation)

25 Farringdon Street, London EC4A 4AB, England

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Title of each class	Name of exchange on which registered
Ordinary Shares, nominal value £0.14 each	Nasdaq National Market
American Depositary Shares, each representing the right to receive two Ordinary Shares	Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of period covered by the Annual Report:

64,931,348 Ordinary Shares of 14 pence each

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17         Item 18

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this Annual Report, references to "$," "U.S.$," "U.S. dollars," and "dollars" are to the currency of the United States, and reference to "pounds sterling," "pounds," "£," "pence," and "p" are to the currency of the United Kingdom. This report contains translations of pounds sterling amounts into U.S. dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this report as convenience translations could have been or could be converted from pounds sterling into U.S. dollars at these rates, or at all. Unless otherwise indicated all translations in this report of pounds sterling amounts into U.S. dollars are at the rate of £1.00:$1.7842 which was the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. The noon buying rate on March 19, 2004 was £1.00:$1.8270. See "Item 3 – Exchange Rate Information" for historical information regarding the noon buying rate for pounds sterling.

We maintain our financial books and records in pounds sterling and present our financial statements in conformity with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") and accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated financial statements appearing in this Annual Report are prepared in accordance with U.S. GAAP. The presentation of the share information contained in this Annual Report for the financial year ended December 31, 2003, 2002, 2001, 2000 and 1999 has been adjusted to reflect the 25 for 7 share split which occurred in November 1999, the 10 for 1 share split which occurred in April 2000 and the 5 for 1 share consolidation which occurred in April 2001. As of December 31, 2003 our issued share capital was 64,931,348 ordinary shares and as of March 19, 2004 it was 64,975,958.

This Annual Report includes statistical data regarding ebookers, the internet and the industries in which we operate. This includes information published or prepared by the International Air Transport Association ("IATA"). The number of travel agents accredited by IATA in Western Europe, and the breakdown by country described elsewhere in this Annual Report, is obtained from IATA.

This annual report refers throughout to the term "gross sales". Gross sales is a measure that represents the total transaction value of all our services and hence includes the total amount paid by customers for the services booked by us, as opposed to the margin we earn on products and services, which is the manner in which our revenue is calculated. Management believes that gross sales is a useful measure as it is widely used throughout the travel industry by companies and financial analysts as a way of tracking company size. Additionally, many travel suppliers give incentives to travel agencies based on gross sales performance.

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

Words like "believe," "anticipate," "expect," "intend," "seek," "will," "plan," "could," "may," "might," "project," "goal," "target," and similar expressions often identify forward-looking statements but are not the only way we identify these statements.

These statements may be found in the sections of this Annual Report entitled "Information on ebookers plc", "Risk Factors", "Operating and Financial Review and Prospects", "Regulation" and in this Annual Report generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Risk Factors", "Operating and Financial Review and Prospects" and "Regulation". You should understand that a number of important factors could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include increased competition from airlines, international conflict, public health crises, our ability to identify, acquire and integrate companies across Europe, including our acquisition of Travelbag Holdings Ltd., our ability to significantly increase our online revenues including those of acquired non-internet companies including Travelbag Holdings Ltd., significant risks associated with transferring European business functions to our Indian Business Process Outsourcing facility and with servicing third party clients there, a decline in the supply of merchant airfares available to us, a failure of our computer and communications systems, adverse developments in U.K. or other European governmental regulation or electronic commerce or the impact of terrorist activity on us and the travel industry as a whole.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.    KEY INFORMATION

3.A.    Selected Financial Data

The selected historical financial data set forth below should be read in conjunction with the "Operating and Financial Review and Prospects" section of this Annual Report and with reference to the consolidated financial statements and notes thereto included elsewhere in this Annual Report. The selected historical financial data as at December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 have been derived from our audited financial statements included elsewhere in this Annual Report which have been prepared in accordance with U.S. GAAP. The selected historical financial data as at December 31, 2001, 2000 and 1999 and for each of the two years in the period ended December 31, 2000 have been derived from our audited financial statements not included herein which have been prepared in accordance with U.S. GAAP. All periods presented here have been audited by Deloitte & Touche LLP, our independent auditors.

The financial data included in the table set forth below has been reclassified to include charges to customers for the right to use a credit card when paying for a purchase within revenues, as opposed to as an offset to sales and marketing expenses. This reclassification was due to the fact that the Company acts as a principal in the credit card transaction. The impact on revenues and sales and marketing expenses for all periods affected is as follows:

Period	As previously reported	Reclassified
	(£ millions)
Revenue
Year ended December 31,
2002	31.8	32.6
2001	19.4	19.7
2000	9.7	9.9
1999	2.1	2.3

Marketing and Sales Expenses
Year ended December 31,
2002	15.7	16.5
2001	19.0	19.3
2000	19.8	20.0
1999	2.9	3.1

Solely for the convenience of the reader, the financial data for the most recent financial year is also expressed in U.S. dollars translated at a rate of £1.00 : $1.7842, which was the noon buying rate on December 31, 2003. On March 19, 2004, the noon buying rate was £1.00 : $1.8270.

The following table sets forth our selected historical financial data at December 31, 2003, 2002, 2001, 2000 and 1999.

	Year ended December 31,
	2003	2003	2002	2001	2000	1999
	(in$millions, exceptshare information)(2)	(in £ millions, except share information)
Consolidated statements of operations data:
Total revenue(3)	118,621	66,485	32,579	19,735	9,867	2,354
Operating loss	(17,439)	(9,773)	(19,665)	(25,544)	(24,245)	(12,793)
Net loss	(12,358)	(6,926)	(18,958)	(24,957)	(22,402)	(12,565)
Historical basic and diluted net loss per share(1)	(0.20)	(0.11)	(0.39)	(0.54)	(0.59)	(0.45)
Dividends declared per share	0.00	0.00	0.00	0.00	0.00	0.00

	Year ended December 31,
	2003	2003	2002	2001	2000	1999
	(in$millions, exceptshare information)(2)	(in £ millions, except share information)
Consolidated balance sheet:
Total assets	277,060	155,285	44,370	44,703	64,745	39,835
Long-term liabilities	49,972	28,008	—	—	—	—
Net assets	105,574	59,171	16,693	16,304	39,962	32,442
Capital stock (not including additional paid in capital)	16,219	9,090	7,009	6,557	6,340	4,766
Number of shares issued and outstanding	64,931,348	64,931,348	50,061,736	46,833,516	45,289,528	34,045,564

(1)	Diluted net loss per share is based upon the weighted average number of common and potential common shares for each period presented. Potential common shares include stock options using the treasury stock method. Potential common shares have been excluded from diluted weighted average common shares for fiscal years when the effect would be anti-dilutive. The presentation of the share information has been adjusted to reflect our 25 for 7 share split (November 1999), our 10 for 1 share split (April 2000) and our 5 for 1 share consolidation (April 2001).
(2)	Solely for the convenience of the reader, the financial data for the most recent financial year is also expressed in US dollars translated at a rate of £1.00: $1.7842, which was the noon buying rate on December 31, 2003. On March 19, 2004, the noon buying rate was £1.00 : $1.8270.
(3)	The comparative information has been restated to reflect the change in credit card revenue classification referred to above.

Dividend Policy

We have never paid cash dividends to our shareholders, and we currently do not expect to pay dividends for the foreseeable future. We expect that all available cash from operations will be used to finance the growth and development of our business, to meet our projected capital and other expenditure requirements and to fund our operating losses.

Exchange Rate Information

A proportion of our assets, liabilities, revenues and expenses are denominated in currencies other than pounds sterling. Accordingly, fluctuations in the value of pounds sterling relative to other currencies can have a significant effect on the translation into sterling of non-sterling assets, liabilities, revenues and expenses. Fluctuations in the exchange rate between the pound sterling and the U.S. dollar will affect, among other things, our revenue, operating results and the price of our shares on the London Stock Exchange, as well as the price of our American Depositary Receipts ("ADRs") on the Nasdaq National Market. The following table shows, for the periods and dates indicated, certain information regarding the U.S. dollar per pounds sterling exchange rate, based on the noon buying rate, expressed in U.S. dollars per pounds sterling.

	Period end	Average rate	High	Low
	(in $)
Fiscal Year(1)
1999	1.6150	1.6171	1.6765	1.5515
2000	1.4935	1.5156	1.6538	1.3997
2001	1.4543	1.4396	1.5045	1.3730
2002	1.6095	1.5084	1.6095	1.4074
2003	1.7842	1.6347	1.7842	1.5500
Prior Months(2)
September 2003	1.6620	1.6155	1.6642	1.5732
October 2003	1.6956	1.6792	1.7025	1.6598
November 2003	1.7219	1.6897	1.7219	1.6693
December 2003	1.7842	1.7516	1.7842	1.7200
January 2004	1.8215	1.8255	1.8511	1.7902
February 2004	1.8575	1.8673	1.9045	1.8182

(1)	The average rate is the average of the noon buying rates in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on the last working day of each month during the period.
(2)	The average rate is the average of the noon buying rates in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York during the period.

3.B    Capitalization and Indebtedness

Not applicable.

3.C    Reasons for the offer and use of proceeds

Not applicable.

3.D    Risk Factors

In addition to the other information contained in this Annual Report, investors should consider carefully the risks described below. Our business, financial condition, cash flows and results of operations could be materially adversely affected by such risks. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere. See "Forward-Looking Statements" on page 2.

Risks Related To Our Business

Declines or disruptions in the travel industry, such as those caused by terrorism, military conflict, unusual weather, public health crises, or general economic downturns, could reduce our revenues

Travel is highly sensitive to traveler safety concerns, and thus can decline before the possibility of and after acts of terrorism or military conflict that affect the safety or the perception of safety of travelers. For example, the terrorist attacks of September 11, 2001 on the World Trade Center and the Pentagon in the United States using hijacked commercial airliners resulted in the cancellation of a significant number of our existing travel bookings and a decrease in new travel bookings through ebookers, all of which reduced our revenues and profitability for the quarters ended September 30, 2001 and December 31, 2001. Despite ebookers' revenues recovering during 2002 from the effect of

September 11, 2001, in the first quarter of 2003 we believe that our revenues, including those of Travelbag Holdings Limited ("Travelbag Holdings" or "Travelbag"), the company we acquired in February 2003, suffered as a result of the outbreak of military hostilities in Iraq. The geopolitical environment is increasingly uncertain and it is possible that ebookers' business could suffer from the outbreak of any military conflict or terrorist activity. The long-term effects of this type of geopolitical event could include, among other things, a protracted decrease in demand for air travel due to fears of additional acts of terrorism, military response to acts of terrorism and increased costs and reduced operations by airlines due, in part, to new security directives adopted by aviation regulators around the globe. These effects, depending on their scope and duration — which we cannot predict at this time — may significantly impact our long-term results of operations and financial condition.

An additional risk to the travel industry and to our business is public health crises, such as that of Severe Acute Respiratory Syndrome, or SARS, which first became widely publicized in February 2003. We believe that SARS negatively impacted our revenues towards the end of March 2003 and continued to have an impact in the second quarter of 2003. Travel destinations most affected were Hong Kong, Singapore, China and Canada. Hong Kong and Singapore are also important stop-over destinations for our key Australian travel routes. We believe that both ebookers and its acquisition, Travelbag, were affected by SARS. Governments in affected countries have taken measures to contain the SARS virus and it would appear on the basis of press reports that the disease has now been contained. However, it is possible that SARS outbreaks could reoccur and similar public health crises could occur in the future.

In addition, travel is sensitive to business and personal discretionary spending levels and tends to decline during general economic downturns, which could also reduce our revenues. Other adverse trends or events that tend to reduce travel and may reduce our revenues include:

•	political instability;

•	airline bankruptcy;

•	regional hostilities;

•	price escalation in the airline industry or other travel-related industries;

•	increased occurrence of travel-related accidents;

•	airline or other travel-related strikes; and

•	unusual weather. For example we believe that our revenues were adversely affected in the summer of 2003, as unusually hot weather in Europe may have persuaded some of our would-be long and mid-haul customers to enjoy the hot weather at home, or to go to short-haul European destinations instead.

We may not be able to successfully complete the integration of Travelbag or future acquisitions into ebookers plc (the "Company") and its subsidiaries the ("Group") or grow the online sales of these companies.

In recent years, we have expanded across Europe partly through acquisitions. While we have made substantial progress in integrating the majority of these acquisitions, this process is not yet complete. In February 2003, we acquired Travelbag Holdings which was a much larger acquisition than any made to date and as such presented higher risks than previous acquisitions. Our integration aims included the need to achieve significant product synergies, combine the head office of Travelbag and ebookers, integrate technology where appropriate, move functions to our Business Process Outsourcing ("BPO") facility in India, grow the internet sales of Travelbag using ebookers' technology and develop a successful multi-brand strategy. We believe that we have made significant progress with the integration; however it is not yet fully complete and while we have previous experience integrating acquisitions, the size of Travelbag will continue to require significant management time, attention and expertise. We also need to continue to motivate and retain key Travelbag personnel within the Group in order to preserve continuity within the acquired business.

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

Our computer and communications systems could fail or be disabled which could prevent us from responding to our customers and result in our not being able to carry on our business

Our ability to receive and fulfil orders online and via the telephone and provide high-quality customer service largely depends on the efficient and uninterrupted operation of our computer and communications systems. Our key servers including those hosting our e-commerce website, a mid-office system and our telephone system are all in one of two locations. We do not have contingency back up systems at alternative sites. A disaster, such as a power loss, computer viruses, telecommunications failures, break-ins, natural disasters, hacking, "denial-of-service" attacks, in which large streams of requests are sent to a target website with the intention of flooding the target server until it is disabled, or similar events, could severely damage our business, prospects, financial condition and results of operations, because our services could be interrupted or delayed, data could be lost, or we might not be able to accept and confirm customer reservations. If our website was disabled for a significant period of time, our online business would effectively cease to operate until the problem was corrected and we could lose both customers and customer confidence in the security of our systems. We would, however, expect many customers to use our telephone booking capability if our website was not functional.

We may not be able to successfully run our business on a multi-national basis

We have websites in 13 European countries, physical operations in 11 European countries and a BPO facility in New Delhi, India. As a result, our business faces greater complexities and challenges than if we operated in a single country. If our management fails to deal with these complexities and challenges, this may significantly impact our long-term results of operations and financial condition. Potential risks include:

•	management difficulties due to distance and cultural and language differences;

•	exchange rate fluctuations;

•	failure to grasp differing cultural and consumer differences between customers within each country;

•	delay in uptake of the internet in some markets;

•	tariffs and trade barriers; and

•	regulatory changes and differences.

We do not expect to produce substantial income in the short-term and may incur losses

Our long-term prospects depend on our ability to be a major participant in the European online travel market. For several years to come, our top priority will be the growth and further development of our business across Europe. We expect to continue to invest in developing our websites, technology and operating infrastructure and may acquire additional companies in other European countries. As a result, we do not expect to produce substantial income in the short-term and if unforeseen circumstances occur, we may continue to incur losses. In order to raise money for further investment in our business we may need to issue more shares or incur debt. We may be unable to secure additional financing and our business prospects could be adversely affected if we are not able to raise adequate additional capital when we need it or on acceptable terms. If our revenues grow more slowly than we anticipate, or if our operating expenses are greater than we expect, we may not be able to grow our business as desired and ultimately we may be unable to continue to operate our business.

Our quarterly revenues may fluctuate significantly, which could lead to unexpected revenue shortfalls

Travel is affected by seasonal consumer demands and therefore our revenues have historically fluctuated significantly. In February 2003 we acquired Travelbag Holdings. Its range of long haul travel products was partly counter-cyclical to our existing business and therefore has had the effect of reducing some of the seasonal fluctuation of our revenues. However there is still some seasonality. For example, we believe our weakest seasonal quarter is now the April-June quarter. Additionally our business has historically demonstrated high internet-driven growth. We believe that internet growth is more important than seasonality in determining changes in our quarterly revenues. In addition, during periods when many people are travelling we may have access to no or to fewer merchant fares and we may have smaller discounts from standard published rates on the merchant rates that we do get. If we suffer unexpected revenue shortfalls we may not be able to adjust spending quickly enough to compensate and our cash flow, results of operations and financial position could be negatively impacted.

We could lose access to merchant fares, which would have a substantial impact on our revenues

Merchant fares (also known as negotiated fares) are discounted tickets that airlines, hotels, car and insurance companies offer to selected travel agents primarily to dispose of excess capacity without eroding the market for the standard published fare tickets or prices. In 2003, the majority of our gross sales came from the sale of merchant fare tickets. For a description of gross sales please refer to the "Presentation of Financial and Other Information" section of this Annual Report.

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

Key to the renewal of merchant fare agreements is our ongoing ability to sell the excess capacity of the supplier. These agreements do not require suppliers to provide a specific quantity of tickets or to deal with us exclusively. Indeed, the suppliers would generally prefer to sell more tickets themselves at published fares and fewer tickets on a merchant basis to many different travel agents. Although the terms vary, the typical agreement is for one year. These agreements with suppliers could be cancelled or altered at relatively short notice although if a fare is withdrawn, we will be given a period of time to issue any existing tickets that have been booked to ensure that we can still sell at the same fare. In the past, suppliers have at times renewed agreements with us on less favorable terms than previously existed and this may occur again in the future. The impact of losing our merchant fare arrangements or of receiving them on less favorable terms would be harmful to our business.

We could face significant competition as a result of the major airlines' strategies to limit the supply of available merchant airfares

Nine of Europe's largest airlines, including British Airways, launched an internet travel agency called Opodo in 2001. According to its website, Opodo offers over 400 airlines and 34,000 hotels, a substantial proportion of which we believe are merchant fares previously available only through contracting travel agencies like ebookers. Opodo launched in Germany in November, 2001, the United Kingdom in January 2002 and France in April 2002. Opodo publicly states on its website that it plans to expand into other European countries in 2004 and beyond. Although Opodo may pose a threat to our business in the long-term, we do not believe that it has had a significant impact on our sales or supplier relationships to date.

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

A decline in our commissions from airlines, hotel companies and car hire companies could reduce our revenue and adversely affect our business, financial condition and results of operations

In 2003, the majority of our gross sales resulted from sales of merchant fares. On these fares ebookers determines its own mark-up and is therefore not subject to commission pressure from our suppliers. However, a proportion of our revenues have historically been published fares, for which suppliers do set commission rates. In 2003, these fares accounted for approximately 17 percent of our gross sales. If our suppliers reduce their commission rates or move to fixed commission arrangements then our revenue could decrease, which would negatively impact our strategy, financial condition and results of operations. (For a description of gross sales please refer to the "Presentation of Financial and Other Information" section of this Annual Report).

Our reliance on distribution agreements to attract customers to our websites means that our success may be contingent on third parties' internet operations

A significant proportion of visits to and bookings made through our websites result from customers coming directly to ebookers' sites. However we rely to a large extent on agreements with internet portals and search engines such as Yahoo! and Google to draw customers to our websites. If the number of people using their services declines, we may get fewer customers, realize fewer sales, and experience lower revenues and a decrease in our results of operations.

We may not be able to expand our online features and services successfully enough to compete effectively

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

The relocation of a portion of our operational functions to India may disrupt our operations and may inhibit our ability to operate our business

During 2001, 2002 and 2003, we relocated a portion of our operations to our BPO facility in New Delhi, India. We now carry out several business processes in India ranging from data inputting, accounts, customer service, e-mail response, software development, to some telephone sales. Currently the majority of processes being carried out are for our U.K. operations, but we are now transferring more processes from our mainland European subsidiaries. In addition we are transferring further U.K. processes following our acquisition of Travelbag. Furthermore, we are currently expanding the capabilities of the BPO facility to take on third party work and develop an additional revenue stream for the Group.

Our Indian operations are subject to a number of risks. These risks include the possibility that telecommunications data links with European subsidiaries will be unreliable and our technology invested in India will not function correctly. Additionally, there may be cultural and communication difficulties with our BPO facility in India. Although we have invested significant financial and management resources to train our Indian employees, it is possible that this investment and training may be ineffective and they may be unable to adequately carry out our business. It is also possible that international diplomatic tensions in the region could result in acts of aggression or other activities that may disrupt our operations. We may also fail to meet the business needs of any future third party clients. If any of these risks, or any unforeseen difficulties occur, our ability to carry out our business in India and in Europe could be severely jeopardized.

We may not be able to improve our hardware and software successfully or fast enough to keep up with demand, thereby damaging our service capabilities

Our prospects depend on increasing the number of consumers accessing our websites and making purchases, as well as contacting our call centers or visiting our walk-in shops. However, this increased activity may exceed the current capacity of our computer systems and information technology infrastructure. In particular, our connections to third party computer reservation systems, including

Amadeus, Sabre and Worldspan may not be able to support a rapid increase in the number of users, and upgrading our connections to these computer reservation systems could take several weeks. In addition, we may need to purchase additional computer hardware to cope with an increased load of traffic through our systems, and the integration of new hardware into our system could take several days. If we are not able to develop or to purchase the necessary hardware, or if we do not successfully upgrade our technology and network infrastructure, especially our connections to Amadeus, Sabre and Worldspan, or another global distribution system, or GDS, customers may have trouble accessing and using our websites. If this happens we would lose sales and fail to attract new customers and could permanently lose current customers.

We may be unable to adapt our business or the content or features of our websites to benefit from new technologies

Currently our online bookings are made via the internet, with some support by telephone. If this access channel is superseded by new forms of online access, such as via the television, mobile telephones or personal digital assistants, we may fail to adapt our technology to these new access channels, or may lack the necessary resources to do so. Furthermore, we may invest heavily in these developing technologies only to have them superseded by others.

If we lose access to GDSs we will not be able to conduct our business

We depend on GDSs for access to our suppliers' published inventory. GDSs are worldwide industry reservations systems for flights, hotels, cars, and, increasingly, other travel services. We have technical integration with three GDSs, Amadeus, Sabre and Worldspan, and have agreements with each of them. Although we have entered into these agreements in order to reduce the risk of relying on a single GDS, if we were to lose access to any of these computer reservation systems or if one or more suffers significant technical difficulties, we may not be able to book certain airline tickets, car hires and hotel reservations for our customers. If this occurs, we may not be able to operate our business properly. The minimum notice period for termination of the contract with Amadeus is 180 days in respect of ebookers and 90 days in respect of Travelbag; in respect of the contract with Sabre or Worldspan, it is 90 days in each case.

We operate in an intensely competitive environment. If we are unable to compete effectively, we could lose customers, our revenue may decline and our ability to continue our business could be jeopardized

We face intense competition from traditional and web-based companies and travel agencies in each of our markets. Online competitors include Expedia, Opodo, travelocity.com and lastminute.com and there are also competitors in individual markets including Travelchannel.de in Germany and Gohop.ie in Ireland. Offline competitors include Trailfinders, Flight Centre, STA and L'tur. We also face increasing competition, particularly in the short-haul market, from low-cost airlines such as easyJet and Ryanair, that only sell direct, principally through the internet; however, as our main focus is long and mid-haul, the competitive risk is less from these short-haul airlines. We also face competition from airlines and car hire companies and hotels selling direct to the public such as BA.com, as well as online companies that may specialize in the provision of discount hotel bookings, such as hotels.com, or of reduced rate car hire, such as Holiday Autos. Our competitors may have greater financial resources with which to compete against us, and we may be unable to respond effectively enough to changes in their strategy, causing us to lose market share and customers.

Our subsidiaries may lose their licenses to issue airline tickets if they do not meet established solvency requirements

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

These additional regulations could also cause our subsidiaries to lose their licenses to issue airline tickets. For example, in the United Kingdom the Civil Aviation Authority ("CAA"), which manages the statutory regulation of businesses that make available air travel, satisfies itself annually as to the financial fitness of Air Travel Organiser's License ("ATOL") holders. This assessment, which is usually made by reference to the ultimate parent company in the case of groups, considers the "free assets" and risk turnover of the business. Free assets include net current assets that are readily recoverable and the written down value of any assets capable of supporting borrowing, normally freehold and long leasehold properties in the United Kingdom, net of any borrowing secured on them. Risk turnover is assessed by reference to projected turnover for the next full year of operation. The CAA requires an adequate ratio between free assets and risk turnover. This ratio varies between 5% and 3% depending on the CAA's assessment of the risks involved.

In the event that one or more of the group's ATOL holders fails to meet this test each year, we may have to provide a cash injection into the company or the CAA may revoke one or more of its ATOL licenses.

If one of more of the group's ATOL holders fails to meet the CAA's financial fitness requirements, we may lose our license to trade in certain categories of licensable business. This could affect our ability to sell merchant airline tickets adversely affecting our business in the United Kingdom and significantly reducing our revenues.

In order for our Dutch subsidiary to maintain a membership with the Netherlands Association of Tour Operators ("ANVR") and Stichting Garantiefonds Reisgelden (Travel Funds Guarantee Fund — "SGR"), two organizations in the Netherlands to which all travel agents offering package tours are required to belong, it must fulfill certain financial requirements, including a minimum annual revenue, during each fiscal year. A failure to meet these requirements for just one year would mean that our Dutch subsidiary could lose its membership in either or both of these organizations.

In addition, our Swiss subsidiary is regulated by the Fondation Fonds de Garantie Legal de la Branche Suisse du Voyage ("FFGL"), a voluntary organization primarily concerned with travel agencies in Switzerland. Although there is no legal requirement for a Swiss travel agency to be a member of FFGL, it is unlikely that many local customers would purchase travel services from a non-FFGL member. In order to maintain its membership in FFGL, a travel agency must deposit annually with the FFGL a fixed amount related to gross sales from the previous year. Fonds de Garantie de la Branche du Voyage ("FGBV") acts as a guarantee for all clients who purchase their travel from a travel agency or tour operator that is an FGBV member. In case of bankruptcy by a travel agency or tour operator member of FGBV, FGBV will make sure that the travel purchased by a client takes place as originally arranged with the bankrupt FGBV member. To cover our clients in case of bankruptcy, ebookers Switzerland has a bond of 50,000 CHF with them. Besides this bonding requirement, FGBV also imposes on its members certain minimum standards with respect to proper insurance coverage and other matters.

In Norway, travel agencies must be members of the Norwegian Guarantee Foundation ("RGF"). To become a member, a bank or insurance company has to issue a guarantee that the travel agency will fulfill its obligations towards its customers. ebookers.no AS (formerly Geotours AS), our Norwegian subsidiary is a member of RGF.

In France, it is a legal requirement for a travel agency to provide a financial guarantee from a bank, or be a member of the Association Professionelle de Solidarité de Tourisme ("APS"). If we fail to obtain such a guarantee, our travel agent's license could be revoked because we are not a member of APS. In order to maintain membership of APS, a travel agency must deposit annually with the APS as a "bonding guarantee" a sum equal to a percentage of its revenue for the preceding fiscal year. Although no standards are provided by its General Orders, the APS could exclude a company that is facing financial difficulties.

In Spain, a travel agency must have in place an insurance policy for a minimum of £275,000 as well as deposit a bonding guarantee whose amount depends on the number of premises it has and whether the bonding guarantee is individual or through its Association.

We may not be able to attract or retain key employees that are vital to the effective operation of our business

Our prospects depend on the performance of our senior management and other key personnel, such as our technology experts who have developed much of our proprietary software that is important to our operations. If we lose the services of our Chief Executive, we might not be able to find someone else with his level of experience in managing a pan-European online travel agency. We do not have long-term employment agreements with most of our senior management and other key personnel. We will also be at risk if we do not retain many members of the senior management including those who have joined the Group as a result of the acquisition of Travelbag.

We may be unsuccessful in our marketing and our brands may not achieve the broad recognition and develop the strong reputation necessary to succeed in the electronic commerce market

We must continue to market the ebookers brands and product offerings in order to attract customers and expand our business. As the markets in which we operate are highly competitive, the success of our business depends on further enhancing the ebookers brands. The success of our branding and marketing will depend to a large extent on our ability to provide our customers with high-quality online and offline experiences, supported by a high level of customer service, and on our ability to enhance our advertising programs. If we fail to implement our marketing and brand strategies we could fail to attract new customers, or maintain existing customers, and our revenues could decline. This risk has increased following the acquisition of Travelbag Holdings, as currently we are retaining separate brands for each of the acquired brands, Travelbag and Bridge the World. Currently these both complement and compete with one another and with existing ebookers brands, including ebookers.com and Flightbookers, as part of a UK multi-brand strategy.

The cyclical nature of the travel market could depress our income

The market for leisure travel products and services is cyclical, with demand declining during periods of recession and high unemployment. The cyclical nature of this market is particularly apparent with respect to the leisure travel segment, where consumer spending tends to decline during periods of contraction in the broader economy. Our business is traditionally aided by strong rises in internet use. Nonetheless, since our business is heavily dependent on the demand for travel products and services, any weakness in this overall market could reduce the level of our revenues and have a negative impact on our income.

Our customer service center may not be able to respond adequately to increased activity generated by the expansion of our business

We depend on our telephone and email customer service center to assist customers in using our service. If the demand for access to the telephone or email customer service center exceeds its capacity, or if we fail to meet the customer service demands of our customers, we could lose sales, new customers and permanently lose our current customers. There will be a heightened risk of being unable to deliver adequate customer service during the period when future acquisitions' customer service functions are integrated with ebookers, and parts are transferred to our Indian BPO facility.

We may incur liability for the content of messages displayed on our website

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

We manage these legal uncertainties by means of contracts with our business partners in certain jurisdictions and by the use of website disclaimers. These measures may be disregarded or ineffective if we are prosecuted. In any event, as a result of our use of websites to conduct our business, we may incur civil and/or criminal liability.

We may not be able to protect our intellectual property, resulting in someone else being able to use our name or technology for a competing business

Claims, infringement or misappropriation by third parties may hurt our business. We rely on a combination of laws and contractual restrictions, including trademark and copyright law, database rights, trade secret protection and confidentiality and license agreements with our employees, customers, partners and others, to establish and protect our intellectual property rights. However, laws and contractual restrictions may not be sufficient to prevent misappropriation of our technology or deter others from developing similar technologies. We have registered some of our key trademarks and service marks in jurisdictions where we believe this to be appropriate. Effective trademark, copyright and trade secret protection may not be available. The steps we have taken to protect our proprietary rights may not be adequate. Accordingly, third parties may infringe or misappropriate our copyrights, trademarks, trade secrets and similar intellectual property rights, and we may be required to incur significant expenses preserving our rights.

We may face potential litigation based on claims that we have infringed the intellectual property rights of others which could expose us to a costly defense, result in substantial damages and/or cause us to restrict our operations. As the internet and electronic commerce develop, it is likely that there will be claims by individuals and companies who will assert that they have intellectual property rights over technologies or processes used in electronic commerce. If someone were to claim that we were violating their intellectual property rights, it would be costly for us to defend such an action and it might result in us having to pay substantial damages, pay license fees in order to continue those portions of our operations found to be within the scope of the claiming party's intellectual property rights and/or discontinue those portions of our operations. Any of these results would have a negative impact on our results of operations and might jeopardize our ability to continue our business in its current form.

We may not be able to protect our domain names, which would damage our brand and may cause us to lose customers

We are the registered proprietor of various internet domain names relating to our business. The Internet Corporation for Assigned Names and Numbers in the United States and, elsewhere, equivalent registrars, governmental agencies and their designees regulate the registration of domain names. The current system for registering, allocating and managing domain names has given rise to litigation, including trade mark litigation, since domain names may be allocated to any person who requests that allocation, whether or not a third party owns the rights to a trade mark incorporated in that domain name. There can be no assurance that our domain names or their value will not be affected by changes related to the registration and protection of domain names. If we were to lose the exclusive right to use our domain names, or we fail to register appropriate domain names as new top-level domains become available, or to renew our registrations, or we are unable to prevent our brand being diluted through the use of similar domain names by others, our internet sales may be irreparably damaged because customers may be unable to find our websites or may be diverted to other sites.

Our or our third-party suppliers' inability to modify or adapt our or their GDS interface software and other infrastructure components in a timely manner, or the expenses incurred in making such adaptations, could cause us to lose customers and would negatively impact our revenues.

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

Risks Related To The Industry

If online commerce does not continue to grow in Europe our business may not succeed

Our future revenues and profits depend, to a substantial degree, on the widespread acceptance and use of the internet and online services as a medium for commerce by customers and sellers. If acceptance and growth of online commerce does not continue, we will not be able to develop and maintain a sufficient customer base.

The rapid growth in the use of the internet and online services has been a recent phenomenon and, as we have witnessed over the last year, the historical growth rates of e-commerce may not continue. Moreover, there are few proven products or services in the internet market. Convincing consumers to purchase travel services online may be particularly difficult because expenditures on leisure often form a significant portion of an individual's disposable income, which may vary depending on economic cycles. Consumers have traditionally relied on travel agents for advice and recommendations as to destinations and scheduling, as well as for bookings, and are accustomed to a high degree of human interaction in purchasing travel services which the internet may be unable to provide, even though we do offer a telephone service to visitors to our websites.

For us to achieve significant growth, customers who have historically used traditional means of commerce will instead need to elect to purchase products and services online, and sellers of products and services will need to adopt or expand use of the internet as a channel of distribution. Our revenues and profits depend on customers visiting our websites and actually purchasing goods and services. Customers could potentially use the websites for route, price and other information and choose to make actual purchases elsewhere. If this happens, we may not be able to adequately grow our business or revenues or achieve sustainable profitability.

Privacy concerns may make it hard for us to collect information on our customer base and may deter customers from using our website

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

In the European Union ("E.U."), the Data Protection Directive (See "Item 4. A History and Development of ebookers plc — Regulation") imposes restrictions on the collection, use and processing of personal data. Cookies are personal data and therefore subject to the directive. Under the directive, where an individual's personal data is collected or used in the European Union, that individual has the right to know the identity of those that hold or have access to his personal data, the right to know where the data originated, the right to have inaccurate data rectified, the right to recourse in the event of unlawful processing of his data and the right to withhold permission to use their data for direct marketing. Full compliance with the directive restricts the way in which we collect and use personal data collected in E.U. Member States and this may adversely affect our business.

The use of cookies has been further restricted by the coming into force of the Directive on Privacy and Electronic Communications (the "ePrivacy Directive"), which was implemented in the UK in December 2003. We now have to ensure that users are given clear information about our use of cookies, and the right to reject them. We do this via the privacy policy on our website.

Privacy legislation may place restrictions on the conduct of our business, particularly in relation to sending data outside of Europe

Companies which process data in the European Union are not allowed to send personal data to countries outside the European Economic Area which do not maintain adequate standards of privacy. We send personal data to countries outside the European Economic Area, in particular to our Indian subsidiary, Tecnovate eSolutions Private Limited, which operates our BPO facility. To ensure that these transfers comply with the Data Protection Directive we must either obtain the consent of the individuals for those transfers or put an adequate contract in place between the relevant ebookers company and the company outside the European Economic Area, which ensures that the security of the data is maintained. Such contracts are now all in place, apart from France and the Netherlands where, in each case, the agreements have been signed but are awaiting approval from the relevant local authorities, and Germany, where the agreement has yet to be submitted. Currently ebookers is also finalizing an audit of transfer of our data to countries outside the European Economic Area to address other compliance issues. Complying with these requirements may affect our business and failing to comply may lead to sanctions, fines, claims for compensation and, in some jurisdictions, criminal liability.

Even where we comply with E.U. privacy laws we may have to comply with national variations including higher standards in certain countries

Even though the purpose of the various E.U. privacy and other directives is to harmonize the various national laws on data protection in the European Union, the directives set a minimum standard and, therefore requirements may vary from country to country within the European Union and may continue to do so in the future. We may, as a result, be obliged to comply with different legislative requirements (and in particular, with those of a higher standard than those required by the directives) which could have an impact on our ability to collect, use and export data outside the European Economic Area. Switzerland, for example, is not part of the E.U. and therefore is not bound by the directives but it has its own regulations governing data protection, and we are taking measures to ensure we comply with these.

Current and proposed legislation may make it hard for us to market our business, particularly by e-mail

There are current variations in national legislation relating to the use of unsolicited e-mail ("spam") for the purpose of marketing. In some E.U. Member States unsolicited e-mail is prohibited; in others, users are given the right to opt-out of receiving unsolicited e-mail. Although our current policy is to not use unsolicited e-mail, in the future this legislation may limit our ability to market our business and to have a uniform policy on the use of spam across the jurisdictions in which we operate.

Under the E-commerce Directive (as defined in "Item 4.B Business Overview — Regulation — E-commerce Directive"), where unsolicited e-mail is permitted in particular E.U. Member States, it must be identified clearly and unambiguously as unsolicited commercial communications as soon as it is received by the customer. Furthermore, in such Member States, senders of unsolicited e-mail are required to consult and observe the preferences of those not wishing to receive these e-mails. The ePrivacy Directive introduced further regulation of unsolicited e-mail. Under this directive unsolicited automated communications for direct marketing by e-mail and Short Messaging Service ("SMS", commonly known as text messages) may only be allowed where users have given their prior explicit consent. Some direct marketing to certain existing customers is permissible under the directive providing such customers have been given the right to object and have not done so (but more onerous requirements apply in some Member States). If we have to overhaul the contents of our database and obtain new forms of consent in order to achieve this, we are likely to incur significant cost.

If we fail to comply with data protection and related legislation action could be taken against us and our reputation may be damaged

If we breach applicable data protection and other related legislation, we may be subject to claims from individuals whose data we hold or process claiming that we have infringed their rights, and we could face proceedings initiated against us by the applicable regulatory authorities. In certain jurisdictions, the regulatory authorities have the authority to levy substantial fines for breaches of applicable legislation and in some jurisdictions there are criminal sanctions in certain circumstances. In addition, inquiries made by data protection regulatory authorities often lead to negative publicity for the company concerned.

Government regulation relating to e-commerce may force us to modify or abandon practices

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

The global nature of our business subjects our operations to regulation by a multitude of national laws

Due to the global nature of the internet, it is possible that, although the servers and infrastructure used to provide ebookers' services are based in the United Kingdom, Ireland and India, the governments of other countries, in particular, those countries where we seek customers, might attempt to regulate our products and services or prosecute us for violations of their laws. Because our content is available over the internet all around the world, these jurisdictions may claim that we are required to comply with their regulations to do business in each such country, including being required to notify governmental authorities of our activities relating to the collection and processing of user data, or relating to the provision of financial services information. Any such legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the internet and other online services could make it difficult for us to operate our business in its current form.

In its report of July 2, 1998 on the internet and digital networks, the Conseil d'Etat, France's highest administrative tribunal, stipulated that the internet should be considered as advertising space and that existing French legal rules should be applied. These rules encompass a wide range of areas, such as rules on the protection of minors, the nature and content of advertising, the regulation of unsolicited e-mail and the Loi Toubon on the obligation to use the French language. These regulations are applicable to web page banners, e-mail, icons, sound, text, pictures and even hypertext links.

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

Laws protecting consumers may mean that consumers can enforce contractual rights in the courts of their home jurisdiction

The regulation on the jurisdiction, recognition and enforcement of judgments in civil and commercial matters (the "Brussels Regulation") entered into force on March 1, 2002. It applies to all E.U. Member States except Denmark. Consumers who enter into online contracts will, in many cases, be entitled to sue in their own jurisdiction irrespective of the location of the other party, and where an action is brought against a consumer based in the E.U. this can only be brought in the consumer's home country. As we operate websites in 13 different European countries, this is likely to increase our costs in the event of being sued.

Risks Related to Investing in our Shares and ADRs

The price of our ordinary shares and ADRs may be volatile and may decline

The price of equity securities of internet or internet related companies, including those of ebookers, have historically been very volatile and this volatility may continue into the foreseeable future. Sudden and significant changes in the prices of our ordinary shares and ADRs may be driven by industry wide factors and market sentiment outside of our control or not directly related to us.

Events that may influence the price or volatility of our ordinary shares and ADRs include:

•	fluctuations in our quarterly operating results;

•	conditions or trends in the internet, e-commerce or travel industries;

•	changes in the economic performance or market valuations of other internet, e-commerce or travel companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments, such as the announcement of our acquisition of Travelbag in February 2003;

•	the significant sale of our ordinary shares or ADRs;

•	additions or departures of key personnel;

•	potential, threatened or actual litigation or similar proceedings; and

•	acts of terrorism or other causes of general disruption in the travel and travel-related industries.

A liquid market may not exist for our shares and ADRs

Ebookers' equity securities are traded on two stock exchanges, as ADRs on the Nasdaq national Market and as ordinary shares on the London Stock Exchange. Following the sale of 3,000,000 ordinary shares by our Chairman, Chief Executive Officer and controlling shareholder, Dinesh Dhamija in November 2002, the free float at the end of 2002 was approximately 46 percent of all ordinary shares issued. At the end of 2003 the percent of shares held by our Chief Executive Officer and other Directors had decreased to 41.63 percent and the free float stood at 58.37%. Lack of liquidity may have been a contributory factor to the historic volatility in the price of our equity securities and may continue to contribute to volatility in the future.

We are indirectly controlled by one shareholder whose interests may conflict with our other shareholders.

As of December 31, 2003, Dinesh Dhamija, our Chairman and Chief Executive Officer, was the beneficial owner of 26,985,700, or 41.56%, of our ordinary shares. Mr. Dhamija ultimately has substantial influence over the nominations of our executive officers and directors, and over our management and business affairs and decisions. Mr. Dhamija's views on these matters may conflict with those of our other shareholders. For more information on beneficial ownership of shares, please refer to "Item 7.A Major shareholders".

Risks Related to Investing in an English Company

Our shareholders' rights as will be governed by English law, which significantly limits their rights to bring derivative actions and may make it more difficult for them to win U.S. securities law claims against us. We are a public limited company organized under the laws of England and Wales. The rights of holders of ordinary shares and therefore, many of the rights and holders of ADRs, are governed by English law and by our memorandum and articles of association. These rights differ from the rights of shareholders in typical U.S. corporations. In particular, English law significantly limits the circumstances under which the shareholders of English companies can bring derivative actions. Under English law generally, only we can be the proper plaintiff in proceedings in respect of wrongful acts committed against us. In addition, it may be difficult for our shareholders to win a claim against us, our directors and officers and the named experts under, or to enforce liabilities predicated on, U.S. securities laws. As a result, it may not be possible for them to:

•	effect service of process within the United States upon us or our directors and officers and the named experts;

•	enforce in U.S. courts or outside the U.S. judgments obtained against us or our directors and officers and the named experts in U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws; or

•	enforce in U.S. courts judgments obtained against us or our directors and executive officers and the named experts in courts in jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws. You may also have difficulties enforcing liabilities under the U.S. securities laws in original actions brought in courts in jurisdictions outside the United States. In addition, it may be difficult for you to enforce liabilities against us, our directors and officers, and the names experts in the United Kingdom in original actions or in actions for the enforcement of judgments of U.S. courts predicated upon the federal securities laws of the United States.

ITEM 4.    INFORMATION ON EBOOKERS PLC

4.A. History and Development of ebookers plc

Prior to June 1999, we were the internet arm of Flightbookers Ltd., which has been selling travel products and services since 1983. In June 1999, we became a company and in November 1999, we conducted an initial public offering and listing on Nasdaq. On November 16, 2000, we acquired Flightbookers Ltd., which from June 1999 to November 2000, provided us with our merchant fares and fulfilled our travel product and service sales in the U.K. In the process, we acquired Flightbookers Ltd.'s relationships with a significant number of airlines and other travel suppliers, now providing us with access to a broad range of merchant fares in the U.K. and elsewhere. We listed on the London Stock Exchange in April 2001.

On February 7, 2003 we acquired Travelbag Holdings, a U.K. travel agency specializing in long-haul and mid-haul destinations with gross sales of approximately £200 million in 2002. This acquisition followed our corporate strategy of buying established offline travel companies and converting them to the internet using our technology and marketing expertise. Travelbag Holdings had three brands, including Travelbag and Bridge the World and Travelbag Adventures (renamed: The Adventure Company). The Adventure Company brand was sold with its related business in March 2004.

A predecessor company to ebookers plc was incorporated in Great Britain on August 3, 1999 as a limited liability private company and re-registered as a public limited company governed by the laws of England and Wales on October 21, 1999. On November 30, 2001 the Company changed its name to ebookers plc. Our principal executive offices are located at 25 Farringdon Street, London EC4A 4AB, England and our phone number is +44 (0) 20 7489 2222.

4.B Business Overview

General

We are a leading pan-European online travel agency with websites servicing 13 European countries — Austria, Belgium, Denmark, Finland, France, Germany, Ireland, the Netherlands, Norway, Spain, Sweden, Switzerland and the United Kingdom. We specialize in the mid and long-haul leisure segments of the European travel industry. We specialize in the modular area of the market, meaning that we allow consumers to choose each component of their holiday themselves, such as a hotel, flight, or car hire, rather than buying a "one size fits all" holiday, as with the package sector of the market. We also specialize in selling discount merchant fares, which we negotiate directly with leading travel suppliers in order to help them sell their excess capacity without damaging their pricing structure and brands.

We have a 20-year travel heritage which, when combined with the relationships we have established during this time and our acquisition strategy of buying established companies, has given us what we believe to be one of the widest ranges of discount travel products on the internet in Europe. This range includes discount airfares, hotels, car hires, cruises and travel insurance. We also sell standard priced fares for leading airlines, hotels and car hire suppliers. We have a management team that comes largely from the traditional travel agency sector and is highly focused on controlling costs. In furtherance of controlling costs, we have established a low-cost Business Process Outsourcing ("BPO") facility in New Delhi, India with a staff of over 700, which currently carries out several business functions including e-mail sales and software development.

We have grown through organic growth and also through acquisition. Our current corporate acquisition strategy, first set out in 2002, is to buy large established offline travel companies and to convert them to internet sales channels using our technology and expertise. We also aim to derive significant synergies and reduce the cost base of companies we acquire through economies of scale and use of our BPO facility in India. We have already made significant progress in integrating Travelbag Holdings. Key departments have been integrated and our U.K. business is now run as a single operational unit.

We have a multi-brand marketing strategy. Our main corporate brand is ebookers but we also sell through other brands including Flightbookers, and now Travelbag and Bridge the World in the United Kingdom, MrJet in the Nordic region and Dimensiones in Spain.

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

While ebookers specializes in online travel, and our web presence is driving our growth, we also believe that we need to offer traditional sales or enquiry channels to our customers where demanded by them, for example call centers, and some walk-in stores. The low-cost processing capability of our BPO facility in India means that offline sales transactions are still attractive.

As the majority of our travel sales are to mid and long-haul destinations, we do not consider ourselves to be in direct competition with short-haul operators, such as low-cost European airlines easyJet and Ryanair. In fact, we believe that they are complementary to our business as they have helped educate European consumers in booking travel online.

Europe is a complex and fragmented travel market which cannot be serviced from one central location due to licensing requirements and the need to secure merchant fares on a country-by-country basis. Consequently, we have a physical presence in 11 European countries and ensure that our websites, call center operations and marketing strategies are adapted to reflect the linguistic, cultural and consumer differences within these marketplaces.

We believe we have a strong management team in place that has considerable experience in the travel and travel-related industries. Our Board members among themselves have over 100 years of collective experience in travel or travel-related industries.

Indian BPO facility — Tecnovate eSolutions Private Limited

We believe that Tecnovate eSolutions Private Limited ("Tecnovate"), our BPO facility located in New Delhi, India, provides us with competitive cost advantages that underline our commitment to becoming the lowest cost provider in the industry. This facility has been designed to give ebookers the capability to manage significant increases in internet and telephone sales at lower costs than have been achieved historically. Tecnovate currently has over 700 staff members, many of whom are multi-lingual. Most staff are graduates and all staff undergo a structured training program. Tecnovate staff are responsible for several business processes including e-mail sales, customer service, competitor pricing analysis, accounting, internal audit and software development.

In its establishment phase, the majority of processes carried out in Tecnovate were for ebookers' U.K. operations and this process of U.K. function transfer has continued with the acquisition of Travelbag. Additionally, our other operations in Finland, Sweden, Norway, Spain, Switzerland, France, Germany, Holland and Ireland have also transferred functions where appropriate and we envisage that this trend will continue.

Tecnovate is now seeking to offer its services to third parties, particularly those operating in the travel sphere. To take on this extra capacity, Tecnovate has expanded its premises from 22,000 sq ft to 56,000 sq ft.

Reorganization and Cost Reduction Program

In March 2004, we are commencing the realigning of our business into two divisions. The first division is responsible for consumers and supplier relationships and the second for operations and technology. This will create a simpler organization structure that is focused on maximizing good customer experience and "right-first-time" operational and systems delivery.

In addition, as part of a cost reduction program, we plan to standardize websites and systems technologies throughout the Group, dispose of nine retail outlets following successful online conversion across Europe and the United Kingdom, and remove duplicate functions and delayering management following our reorganized business structure. We plan to reduce staffing requirements as we continue to automate and standardize our systems, which will involve some headcount reduction.

Industry background

The market for travel products and services in Western Europe

Western Europe is not a single market, but a collection of numerous markets based in individual countries with varied languages and cultures. To reach a significant number of European households, we believe that websites not only need to be translated into several languages, but also need to tailor their product and content to accommodate the different cultures.

According to data provided by IATA, at December 31, 2003, there were 21,659 travel agents accredited to IATA in the 12 countries in Western Europe, excluding Belgium, currently serviced by ebookers, including 2,855 in the United Kingdom, 4,533 in Germany and 3,812 in France. In addition, throughout Western Europe there are many non-IATA accredited travel agents.

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

Merchant fares (also known as negotiated fares)

Travel suppliers, such as hotels, airlines and car hire companies, are often unable to sell all their product at published rates, resulting in excess capacity. Travel suppliers traditionally have not marketed their excess capacity directly to the public at discount prices because these discount fares would compete with their own regular published fares. Therefore, the suppliers generally consign or sell this excess capacity through independent third parties, who offer tickets at a discount on the regularly published fares. Although travel suppliers often impose restrictions on these merchant fares, their low price generally appeals to price-sensitive business travelers and leisure travelers with flexible itineraries. Because these fares are not available from travel suppliers directly, they are referred to as "negotiated", "merchant" or "non-published" fares. Travel suppliers do not advertise the prices of merchant fare tickets or list these fares on GDSs, but the third-party reseller may publish them directly in the media or otherwise, often subject to restrictions that limit a third party's ability to advertise the identity of the supplier. Merchant fares are generally available up to a year in advance of departure date.

Distressed fares

Distressed or late booking fares are a sub-category of merchant fares, but ones which are available for sale typically 15 days or less prior to departure. They can offer the potential for even bigger discounts to customers compared with the price of the standard published fare.

The ebookers approach

Our philosophy is to endeavor to give our customers the most choice, value, convenience and control over what and how they buy travel and travel-related products. We specialize in the modular area of the leisure travel market. In this market consumers choose each component of their holiday themselves, such as a hotel, flight or car hire rather than buying a "one size fits all" holiday, as with the package sector of the market. We believe that modular travel is ideally suited for the internet, as internet technology allows customers to act like their own travel agent and choose and compare from thousands of constantly updating travel options. We are also planning to introduce technology to allow customers to secure savings on their trip by combining travel modules, such as a car and a hotel, into a single purchase. We believe that the traditional package market is gradually giving way to the modular approach as customers become more sophisticated and want to take more control of their own travel requirements.

Benefits to the consumer

We offer customers a wide range of benefits:

•	Wide product choice. Due to our 20-year travel heritage and strategy of acquiring companies with established supplier relationships, we believe that we offer our customers one of the widest range of merchant travel products on the internet in Europe. Our recent acquisition of Travelbag Holdings has further improved our product range, particularly in the Australasia holiday markets. Our different brands offer different types of consumer choices.

•	Value for money. The majority of our sales are discount merchant fares negotiated directly with travel suppliers to help them sell their excess capacity. With merchant fares our customers benefit from prices that offer discounts compared with the price of the standard published fares.

•	Choice of sales channel. While we encourage customers to shop online we also offer customers the option to purchase via the telephone or via walk-in stores.

•	Maximum control and ease of use. We believe that our website technology and wide range of modular travel components empowers customers to become their own travel agents. On our websites customers can choose from thousands of travel options from leading travel suppliers at both published and merchant rates before making their booking. We have designed our websites to be intuitive and easy to use and are continually updating them with new technological features.

•	Multinational service. Our websites and call centers are multilingual and multi-currency for each of the European countries in which our products and services are offered. Our product ranges are refined to reflect local travel needs and preferences.

•	Customer service. We offer telephone and e-mail support during business hours across Europe and seven days a week, 24 hours a day in the United Kingdom.

•	Transaction security and customer privacy. We provide our customers with the option of using industry-standard encryption and authentication measures designed to protect their information (128 bit, SSL Encryption).

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

Strategy

ebookers has a strategy that aims for high growth, while maintaining our commitment to be the lowest-cost provider in the industry. As part of our strategy in 2004, we intend to:

•	increase our revenues by organic growth and acquisition. This will increase our scale and buying power;

•	increase our revenues by encouraging more bookings on our websites, by improving their usability, functionality and in particular by improving the website technology;

•	increase our revenues through innovative marketing and the efficient use of technologies such as our customer relationship management (CRM) systems;

•	increase our revenues by continually improving our product range and differentiating our product offering from the competition;

•	focus on growth in our primary sector of long and mid haul travel;

•	reduce our cost base and be the lowest cost provider by maximizing the use of our low-cost BPO facility in India.

We believe that there will be three long-term dominant players in the European online travel industry and we firmly intend to position ebookers as one of these. We have firmly positioned ebookers in the long and mind haul travel market (i.e. over 5 hours flight time), because it has greater potential for profits than the short haul market. Over 80% of our revenue is derived from sales to long and mid haul destinations rather than short haul European trips. The attractions of a mid and long haul strategy can be summarized as:

•	Long and mid haul sales are much more profitable for us. The average revenue on a long and mid haul booking is twice that which we can make on a short haul one. Yet, the cost of fulfillment is broadly similar. Profit on many short-haul bookings can only be made if a flight is packaged with hotel or car elements.

•	There is little competition from "no frills" (e.g. Ryanair or EasyJet) and low price carriers on long and mid haul flights as their aircraft are only suitable for short haul trips. In fact, we believe these companies are complementary to our business as they are educating consumers to book travel online.

•	The long and mid haul market is bigger and is growing faster than the short haul market according to Boeing. The short haul market accounts for 40% of holidays (and much of this is taken by "no frills" and charter airlines), whereas mid and long haul accounts for 60%.

We also anticipate growth in high-margin non-air sales. Current projects underway to assist in reaching this goal include an overhaul of our user interface for hotel and dynamic packaging technology and development of a new Carbookers website which was given its soft launch in early 2004.

A key focus of management is to leverage group-wide buying power to develop supplier deals. This would allow all subsidiaries to benefit from the Group's improved negotiating position with suppliers due to its increasing scale and the maximization of the effect of increased non-air sales, such as car hires and hotels. We now have locally-based buyers in key destinations to secure direct discount "merchant" deals with important local suppliers. Another element of product development is to continue to develop our presence in key high margin niche markets. So far, these include luxury travel and sports breaks.

We believe that all the above factors make us well placed to benefit from both the anticipated growth in the long and mid haul market and the predicted growth in the Internet as a market for travel.

Products

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

When we sell published fares, the airline pays us a commission on the gross amount. At present, we receive commissions from airlines that are at least as favorable as those received by traditional travel agents. In addition, we have arrangements with a small number of airlines to receive performance-based incentive commissions if certain volume-based sales targets are met and, at times, we receive marketing support from the airlines. During 2003, ebookers' margin on income (excluding incentive revenue) from airfares was 6.6 percent (2002: 6.6 percent).

Hotel accommodation

Our customers can use our websites to find discounts on hotel chains around the world, through the GDSs. The attractive rates we can offer our customers are based on volume discounts that we have obtained from select hotels. In general, these rates can be considerably below the hotels' published rates. In most instances, we can also offer our customers bookings at published rates, if they cannot find a discount rate that meets their needs. We earn a commission on published rate reservations, and we earn a margin over our costs on bookings at our discount merchant rates.

Car hire

Our customers can use our websites to book hire cars at merchant prices from several of the major car hire companies around the world. We post these prices on our website and customers can reserve online. We earn a margin over our costs on car hire bookings.

Cruises and tour packages

Our customers can use our websites to find cruises and tour packages. We make a commission on each tour package and on each cruise booking sold through third-party suppliers and set a mark-up on any merchant packages sold by ourselves. We have access to discounted rates with all of the major cruise lines, including Carnival Cruise Lines, Holland America, Costa Cruise Line, Royal Caribbean International, Celebrity Cruise Lines, Fred Olsen Cruise Lines, P&O Princess Cruises, Ocean Village, Norwegian Cruise Lines and Star Clippers.

Travel Insurance

Customers throughout Europe can use our websites to buy travel insurance underwritten by third party providers. These providers include AIG Europe Ltd, Europeiska Insurance Co Ltd, Elvia Travel Insurance International and Arag Insurance Group. These companies provide us with premium rates for various types of travel insurance, which we then sell on to our customers, either marking-up, or receiving commission from the provider, depending upon the country of sale.

Niche travel products

As part of our strategy of developing higher margin niche travel products we have developed a number of specialist travel product ranges. These include luxury travel and sports tours and sporting breaks.

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

Cancellation Policy

The Company has a cancellation and alteration policy. Alterations by customers are treated as cancellations and cancellations are subject to charges depending on when formal notification is received. If the Company has to cancel, a full refund will be made with no compensation, except in the case of packages where compensation will be paid on a sliding scale subject to low booking (if more than 30 days from departure) and force majeure exclusions.

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

Breakdown of revenue

For the year ended December 31, 2003, our revenue was £66.5 million and was derived from our margin on merchant air fares, our commission on published airfares, other travel revenue, advertising and other sales revenue.

Revenues for the year ended December 31, 2003 associated with sales in the United Kingdom were £51.9 million and in Continental Europe were £14.6 million. For the year ended December 31, 2002, revenues associated with sales in the United Kingdom were £22.1 million and sales associated with Continental Europe were £10.5 million. For the year ended December 31, 2001, revenues associated with sales in the United Kingdom and Continental Europe were £12.2 million and £7.5 million, respectively. All Travelbag revenue is currently associated with sales in the United Kingdom and is included in the above amounts from February 2003.

Seasonality

Travel is affected by seasonal consumer demands and therefore our revenues have historically fluctuated significantly by quarters. In February 2003 we acquired Travelbag Holdings, partly due to the fact that its range of long haul travel products was counter-cyclical to our existing business and had the effect of reducing some of our seasonal fluctuations. We continue to experience seasonal fluctuations, with the April-June quarter being the weakest quarter due, we believe, to customer holiday patterns and weather in key long-haul destinations. Additionally, we believe that internet growth is more important than seasonality in determining changes in our quarterly revenues.

Operations

Fulfillment

A distinguishing feature of our business is that we currently have in-house fulfillment capabilities in each of our European markets, with the exception of Denmark which is fulfilled via our office in Stockholm, Belgium which is fulfilled via our office in Holland and Austria which is fulfilled via a third party and our subsidiary in Germany. Our fulfillment capability allows us to issue travel documentation, such as airline tickets, hotel vouchers, car hire vouchers, and travel insurance policies directly to our customers. We are able to do this because we own international and national regulatory licenses, including from IATA, which are required in order to issue airline tickets in all of our markets. In addition, we have direct agreements with key suppliers of merchant fares, such as airlines, as well as hotel and car hire companies. We believe that our in-house fulfillment capabilities allow us to retain higher margins than if we had to outsource this function.

Technology

Our technology systems organize product information obtained from our travel services suppliers, search and filter it for customers, interact with the systems of third-party travel suppliers and automate the processing of customer orders.

Our online storefront functions through proven industry-standard hardware and a combination of public domain, commercial and proprietary software. The majority of our hardware is in one of two secure data centres, with 24-hour monitoring and engineering support in a location where we have access to high speed internet connections with emergency back up and an emergency back up power source. Customers can access our websites through industry-standard personal computer internet browsers. We have designed our system architecture to be modular and tolerant of single component failures by using load balancing techniques. Load balancing allows more than one computer to share the task of responding to customer requests. This leads to greater system stability in case of failure of any individual computer and allows for the easy addition of new computers to increase system capacity.

We are continually upgrading and improving our existing operating systems and software. We have upgraded our web and booking server and network appliance hardware enabling our online systems to support easily double our peak load. Overall functionality is monitored by an in-house team 24 hours a day, seven days a week.

Our servers are linked to the internet through 100 megabit (15 megabit guaranteed) per second links (with emergency back up) provided by Globix, Inc. We access three GDSs, Amadeus, Worldspan and Sabre, through secure internet protocol links via our internet connectivity as detailed above. All links are monitored and supported 24 hours a day, seven days a week by Globix. Globix provide online availability reporting for all links. Most locations also have their own local internet connection as well as a link to our pan-European MPLS based system (described further below).

Travelbag, our 2003 acquisition, utilizes three facilities to host and support their websites. Each facility provides secure internet access with emergency back up capacity. Travelbag's GDSs are provided by Amadeus and Sabre Holdings. Secure internet protocol links to GDS links are via the emergency contingent internet access provided by each collocation (third party hosting) facility. Travelbag utilizes an ebookers supplied and supported web booking engine connected to Amadeus. This booking engine provides the web customer with full access to both merchant and published fares.

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

The search engine compares the customer's itinerary with the various restrictions contained in our merchant fares database and then presents the available merchant and published fares on the same page. We are continuing to enhance our systems to provide similar comparative systems for other non-air travel products. Our car fare searching capability, for example, stores fare information directly in one of our GDSs. The software interfaces between our application servers and the GDSs provide us with the ability to offer scheduled published airfares, hotel and car reservations, to verify availability, and to book.

We maintain a relational database of customers, containing information from past transactions as well as data gathered through our websites and various marketing programs. The information in this database is used to better serve customers by providing personalised service and targeted offers. We do not sell or rent this information to third parties.

Standardization has been implemented to a large extent, and with the exception of Travelbag Group, we have centralized our control of our software licenses and technology assets. We are actively looking to purchase an Asset Management System to help control IT procurement, asset management and licencing which will support the enlarged group.

System security is a major concern to us and to our customers, and therefore we employ industry-standard software and precautions for the protection of confidential information such as credit card information and customer profiles. Unless the customer decides otherwise, we encode all transaction-related information transmitted to our websites, using secure socket layer, or SSL, encryption and store it securely in our downstream processing systems. SSL encryption is a standard way of ensuring that sensitive information, such as customer credit card details, is made unintelligible to unauthorized parties. We also protect our web servers and all databases from unauthorized intrusion through the use of Cisco routers, with strict access lists and Nokia firewalls.

In order to process customer bookings efficiently and offer high quality customer service, we are deploying a range of automation software systems. We have a pan-European MPLS (Multiprotocol Label Switching) based system with guaranteed network bandwidth to each location. On this system we transport internal telecommunication, e-mails, content management data, information from the Hitchiker merchant fare database and provide remote IT support. Travelbag has a fully managed UK network linking their office, shop and call centre facilities. This network is fully integrated into the ebookers network infrastructure.

Our single group-wide Avaya telephone system in conjunction with our group-wide MPLS based system gives us the capability to route incoming calls from any destination to any available agent throughout the group.

Marketing and brand awareness

ebookers' marketing and branding strategy is aimed at delivering profitable sales at minimum expense. Over the last two years the Group has minimized its use of mass media marketing such as television, concentrating instead on targeted niche initiatives. Marketing is carried out separately in each operating country in order to cater to local consumer needs and differences. We aim to keep internal costs lower through the use of our India BPO for a number of tasks associated with website development, maintenance and marketing.

Our marketing utilizes both offline and online tools. Online we make extensive use of affiliates (e.g. Yahoo in the UK, and 80dagar in Norway and vertaa.fi in Finland). We also make extensive use of search engine marketing with companies such as Google and Overture. We also aim to ensure that we have the correct search engine optimization on our websites, a process that is carried out in our BPO facility in India. Offline marketing continues to play an important role in our marketing mix. We employ a diverse range of tools from newspaper, radio and outdoor advertising to PR, partnerships, travel fairs and promotions.

We continue to employ advanced technologies to increase our marketing efficiency. For example during 2003 we rolled out E.piphany CRM technologies designed to reduce marketing costs through better-focused marketing, improved customer service and improved retention rates, and designed to increase customer spending by offering the best value for the most relevant products. We are supporting this technology with improved customer access by developing a single customer view across all our channels — web, retail, email and telephone. The introduction of E.piphany towards the end of 2003 and also a new integrated telephone system (Avaya) were significant advances in this respect.

In the UK we have successfully integrated our UK marketing department following the acquisition of Travelbag in February 2003. We now run a function based department to ensure the sharing of best practice and to deliver cost-effective and efficient marketing expertise.

Competition

Travel suppliers, conventional travel agencies, internet portals and other online service providers are our principal competitors. Many of these competitors may also be important suppliers or distribution channels for us. In Europe, far more travel is booked in agencies than in the United States, where most travel is booked directly with travel suppliers.

Online travel service providers

The market for the sale of travel products and services over the internet is rapidly evolving and intensely competitive. Some online travel agents offering services in more than one country in Europe are already established, including Expedia, travelocity.com and lastminute.com. Additionally, nine of Europe's largest airlines, including British Airways, launched an internet travel agency called Opodo in 2001. According to its website, Opodo offers over 400 airlines and 34,000 hotels, a substantial proportion of which we believe are merchant fares previously available only through contracting travel agencies like ebookers. Opodo launched in Germany in November, 2001, the United Kingdom in January 2002 and France in April 2002. Opodo publicly states on its website that it plans to expand into other European countries in 2004 and beyond. The short-term and long-term effects on our business of this joint travel agency are presently unclear but the shareholder airlines of Opodo, including British Airways, have given assurances to the European Commission in Brussels that they will not unfairly favor Opodo over its competition. Sites similar to Opodo, called Orbitz and Hotwire, have been successfully launched in the United States.

Traditional service providers

The offline retail industry for travel products and services is intensely competitive. Currently, our direct competition for merchant fares comes largely from offline companies that specialize in the distribution of discounted fares on scheduled flights. It is possible that these "bricks and mortar" companies will soon compete with us online.

Competition from travel suppliers

Airlines, hotels, car hire companies and other travel suppliers generally do not offer merchant fares directly or indirectly through affiliates or GDSs. However, some offer special promotional prices which combine low base prices and the use of frequent user awards. Some suppliers also offer merchant fares to major corporate customers. Suppliers may expand their offering of special promotional fares or enter the merchant fare market, either of which could harm us. We believe that travel suppliers tend not to offer themselves merchant fares themselves because doing so could damage their pricing structures and brands.

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

The internet offers an opportunity for suppliers to significantly reduce their distribution costs and some suppliers may therefore decide to offer discount fares directly to customers online instead of through travel agents. Some of our important supply sources, such as British Airways, Quantas and Lufthansa, have signalled their intention to generate increasing proportions of sales online, and these and other suppliers may sell discount fares online both directly and through airline-owned sites such as Opodo. An intensification of such competition could erode or eliminate our market for merchant fares.

We also face more limited competition in the short-haul market from "no frills" airlines, such as easyJet and Ryanair, that only sell direct and mainly via the internet. Whereas our air sales are principally for mid-haul and long-haul flights covering all major airport destinations, currently these low-cost airlines focus on limited numbers of cities in the short-haul market and often offer flights to smaller airports.

We also face similar competition from car hire companies and hotels, as well as online companies that may specialize in the provision of discount hotel bookings or reduced rate car hire.

Competition from global distribution systems

Amadeus, a leading European GDS in Europe, owns the Italian travel website eviaggi.com and has a joint online travel agency in Spain with Terra Lycos, called Rumbo, and a significant stake in Opodo. We may face competition from Amadeus in these and other markets across Europe as it expands its direct and joint venture online travel agency relationships across Europe.

Intellectual Property and Proprietary Rights

We own the copyright in the software that runs our database search engine for merchant and published fares. In addition, we are the registered proprietor of the ebookers plc name and of various other Group brand registered domain names (including those relating to Travelbag and Bridge the World) and trade marks, in the U.K. and EU.

We do not hold any patents, but we do hold a number of licenses for the technology that we use. These are all, to a greater or lesser extent, important to our business.

Legal Proceedings

Neither we nor any member of our Group is currently involved in any legal or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware) which may have or have had in the past 12 months a significant effect on the Group's financial position.

Regulation

Regulation of the internet

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

We send outside the European Economic Area ("EEA") the personal data that we collect from our business operations. In particular, we send such personal data to our Indian subsidiary, Tecnovate eSolutions Private Limited. Unless certain exemptions apply, including obtaining the unambiguous consent of the individual, personal data may not be sent outside the EEA unless the country to which it is sent has "adequate" data protection measures. The Data Protection Directive does not, however, define "adequate". While a small number of countries, including Switzerland, have been found by the European Commission to provide an adequate degree of protection, the European Commission has not yet reached a favorable conclusion about the majority of countries outside the EEA to which we might wish to send personal data, including India. However, we have nearly completed the process of putting in place appropriate contracts to regulate the transfer of data from our Group to Tecnovate.

We also send personal data to the United States. While the United States as a whole is not considered to provide "adequate" standards of data protection, the European Commission and the United States have agreed to a "Safe Harbor" arrangement which the European Commission considers to offer "adequate" protection. Under the Safe Harbor arrangement, which has been in force since November 2000, United States companies may sign up to adhere to the Safe Harbor principles which are enforced in the United States. Subject to adherence by a U.S. company to the Safe Harbor principles, transfers of data to that company in the United States are permitted. However, the number of signatories in the United States to the Safe Harbor principles have been limited to date.

Transfers to countries outside the EEA may also be made where there are adequate contractual provisions in place to ensure the security of the data. This is the basis for our Groupwide exercise in putting such contracts in place, referred to above, regarding Tecnovate. Two such contracts have already been approved as adequate and the Commission is considering whether other proposed contracts and codes are adequate. The use of alternative contracts is not precluded although in some countries the contract must be lodged with (and therefore approved by) the national data protection authority. Similarly, in Switzerland, transfers to E.U. Member States are permitted and where data is transferred to a country which does not have adequate data protection (such as the United States) the recipient may be bound contractually to observe the Swiss standard.

The Data Protection Directive has been implemented in all of the European jurisdictions in which we operate, other than France. The Data Protection Directive was implemented into U.K. law by the Data Protection Act 1998, which came into force, subject to certain transitional arrangements, on March 1, 2000. We are currently registered under the Data Protection Act 1998 in the United Kingdom.

We gather information about our customers by asking them to fill out online forms when they purchase a product or service from us. We save this information and use it for marketing purposes. We also make use of cookies, an electronic file which is automatically attached to a user's hard drive, to track demographic information and to target advertising. Cookies, which are personal data, are also regulated by the Data Protection Directive.

Over the last year we have put in place, and we are implementing, a raft of measures to ensure Group compliance with data protection legislation. This includes the formation of a Data Protection Committee of senior legal and other management personnel, the drafting of an IT Groupwide security policy, and the commissioning of a UK data protection audit by external legal counsel, which has just been completed. We have also adopted, across the Group, data protection compliance policies and we undertake regular data protection training for our staff. We have also joined the TRUSTe privacy program that is intended to build users' trust and confidence in the internet by promoting the use of fair information practices. TRUSTe is a non-profit initiative which promotes the principles of disclosure and informed consent on the internet.

ePrivacy Directive

The directive concerning the processing of personal data and protection of privacy in the telecommunications sector (the "Telecommunications Data Protection Directive") has been repealed and replaced by the recently adopted ePrivacy Directive which came into force in the United Kingdom in December 2003. The former directive had been implemented in the countries in which we operate and covers the processing of personal data in connection with publicly available telecommunications services and networks, and includes provisions relating to the use of traffic data and location data and requirements to inform the subscriber or user of the types of traffic data which are processed and of the duration of such processing. These restrictions limit the amount of time we can hold such data and restrict our ability to use personal information that we acquire or hold.

The ePrivacy Directive also specifically addresses direct marketing by e-mail and SMS which was not clearly addressed under the Telecommunications Data Protection Directive. Currently, there are variations in national legislation relating to the use of unsolicited e-mail for the purpose of marketing ("spam"). In some E.U. Member States spam is prohibited while, in others, users are given the right to opt out of receiving spam. Although it is not our policy to use spam, our future ability to do so will be affected by this legislation. Provisions of the Directive which may affect our business in the future include prohibitions on the use of automated calling machines, facsimile machines, e-mail or SMS for the purposes of direct marketing unless the recipients have given their prior explicit consent (e.g. by way of opting in rather than by not opting out). Limited exemptions apply in relation to the same entity marketing similar products or services to existing customers provided that the customer is on each occasion given a clear right to object to receiving further direct marketing.

E-commerce Directive

In June 2000, the European Union adopted the directive on legal aspects of electronic commerce in the Internal Market (the "E-commerce Directive"). The aim of the E-commerce Directive is to ensure free movement of electronically provided services, including e-commerce, within the member states of the European Union. In the United Kingdom, this directive was implemented in July 2002 through the Electronic Communications (EC Directive) Regulations 2002. Provisions of the directive which are of significance to our business include:

•	that E.U. Member States must ensure that their legislation allows contracts to be concluded electronically, subject to a limited number of exceptions;

•	on the matter of jurisdiction, the laws of the country of the service provider will apply to the provision of its services over the internet (the "country of origin principle"). However, the country of origin principle does not apply to contractual obligations concerning consumer contracts or to the permissibility of unsolicited e-mail. We are, therefore, subject to all mandatory consumer protection laws and laws prohibiting, or limiting, spam in each of the countries where our customers are located;

•	where unsolicited e-mail is permitted in a particular E.U. Member State, it must be identified clearly and unambiguously as unsolicited commercial communications, as soon as it is received by the user. Furthermore, in such Member States, the senders of unsolicited e-mail are required to consult and observe the register of those not wishing to receive unsolicited commercial e-mails; and

•	the requirement to provide the following information prior to the formation of a contract: the different technical steps to follow to conclude the contract; whether or not the concluded contract will be filed by the service provider and whether it will be accessible by the customer; the technical means for identifying and correcting input errors prior to the placing of the order, and the languages offered for the conclusion of the contract.

We are making every effort to ensure that we comply with these provisions.

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

Regulation of consumer distance selling contracts

The 1997 directive on the protection of consumers in respect of distance contracts (the "Distance Selling Directive") was required to be implemented by E.U. Member States by June 4, 2000. The purpose of the directive is to ensure that there is a minimum level of information given to the buyer of goods or services over the internet, followed by a cooling-off period. Most of the provisions of the directive do not, however, apply to contracts for the provision of accommodation, transport, catering or leisure services, where those services are to be provided on a specific date or within a specific period. Contracts for financial services (e.g., foreign exchange and insurance policies) are also entirely excluded from the Distance Selling Directive as they are regulated separately. The Distance Selling Directive has been implemented in all E.U. Member States in which we operate other than in Denmark. In the United Kingdom, the directive has been implemented through the Consumer Protection (Distance Selling) Regulations 2000.

On September 23, 2002, the European Parliament and E.U. Council adopted a directive on distance marketing of consumer financial services (the "Financial Distance Selling Directive"). E.U. Member States will need to pass legislation which imposes consumer protection measures upon financial services product providers and their intermediaries by October 9, 2004. The Financial Distance Selling Directive requires that providers of financial services exclusively by means of an organized distance sales scheme, including by internet and e-mail, provide consumers with:

•	certain information in good time prior to the conclusion of the contract (relating to the supplier, the financial service, the distance contract and the consumer's right to redress); and

•	the right to withdraw from the contract without penalty exercisable within a period of at least 14 days (relevant exemptions from this rule include foreign exchange services or travel and baggage insurance policies or similar short-term policies of less than one month's duration or insurance policies where a claim is made during the withdrawal period) from the date the contract is made or the date on which the consumer receives the terms and conditions, whichever is later.

We already offer our customers a "cooling off" period for our travel insurance policies. E.U. Member States will be allowed to provide for appropriate sanctions for failure to comply with the standards of the directive, including allowing the consumer to cancel the contract at any time free of charge.

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

Licensing and bonding

IATA imposes rules and regulations regarding the sale and distribution of airline tickets on its members. IATA is a voluntary organization primarily concerned with international, scheduled air transport. Most of the world's major airlines are members of IATA. IATA operates an accredited travel agent program for those travel agents selling scheduled air transport services. Although there may be no legal requirement for a company selling airline tickets to be a member of IATA, it is unlikely that any airline would allow a non-IATA member to sell its tickets. ebookers plc itself is not a member of IATA; however, Flightbookers Ltd. and our Dublin call centers are members of IATA, as are our other European subsidiaries.

United Kingdom

U.K. Civil Aviation Authority Regulations 1995 (Air Travel Organiser's Licensing) require any person making available air travel in the United Kingdom to hold and be in compliance with ATOL. The ATOL system is a statutory scheme managed by the Civil Aviation Authority (CAA) to protect the public from losing money or being stranded because of the failure of a business selling flights or package holidays by air.

In most cases, the ATOL protection works by requiring each holder of an ATOL licence to obtain and keep in force a bond (a financial guarantee). The CAA uses this financial guarantee in the event that the ATOL holder becomes insolvent to repatriate passengers on holiday at the time and to repay those who have not had their holiday.

The CAA will also satisfy itself that a business applying for an ATOL is a fit person to hold a licence and that it has adequate funds to meet its business needs before granting an ATOL license.

The CAA satisfies itself annually as to the financial fitness of ATOL holders. This assessment, which is usually made by reference to the ultimate parent company in the case of groups, considers the "free assets" and risk turnover of the business. Free assets include net current assets that are readily recoverable and the written down value of any assets capable of supporting borrowing, normally freehold and long leasehold properties in the UK, net of any borrowing secured on them. Risk turnover is assessed by reference to projected turnover for the next full year of operation. The CAA requires an adequate ratio between free assets and risk turnover. This ratio varies between 5% and 3% depending on the CAA's assessment of the risks involved.

Flightbookers Ltd., Travelbag Limited and Bridge The World Travel Service Limited each hold ATOL's and provide bonds accordingly. Flightbookers Ltd. holds the trading name ebookers.com in the United Kingdom as well as Flightbookers.

The Air Travel Organiser's License authorizes Flightbookers Ltd., Travelbag Limited and Bridge The World Travel Service Limited to make available flight accommodation to a specified level of "licensable business". The level of bonding that has to be provided by an ATOL holder is determined by projected "licensable business".

There are four categories of licensable business. Three of these cover sales to the public: "fully bonded", "scheduled bonded" and "agency". Flightbookers Ltd, Travelbag Limited and Bridge The World Travel Service Limited are licensed to make sales to the public across all three of these categories of business. The remaining category, "ATOL to ATOL", covers sales from one ATOL holder to another. Flightbookers Ltd, Travelbag Limited and Bridge The World Travel Service Limited are not licensed for this category of business.

France

In France, authorized travel agents must meet the requirements of Law no. 92-645 dated July 13, 1992 and decree no. 94-490 dated June 15, 1994. In addition, French regulations require that a travel agency provide a financial guarantee from a bank or be a member of the Association Professionnelle de Solidarité de Tourisme ("APS"). ebookers France does not subscribe to the APS, bond protection is in place through Banque de Baecque Beau. It is also a legal requirement that a travel agency takes out an insurance policy that would indemnify clients for losses suffered with respect to faults committed by the travel agency.

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

Germany

Travel agencies in Germany are required to possess a certificate of business registration from the Trade Register. In order to issue tickets, travel agencies in Germany must be licensed by IATA. If a travel agency sells its own package tours, then it must supply security from a third party to the traveller. Usually this is effected through an insurance policy benefiting the traveller.

Spain

In Spain, travel agencies must hold a license issued by the competent Autonomous Regional Authority ("Comunidad Autonómica"). ebookers' Spanish subsidiary maintains both wholesale and retail licenses. A full inspection of the premises and facilities of ebookers' Spanish subsidiary has been conducted and approved. Travel agencies in Spain are also required to be insured and bonded. In order to issue tickets for air travel, an additional bond must be issued to IATA. Our Spanish subsidiary, both with respect to its wholesale and its retail activities, is also subject to the National Union of Travel Agencies ("UNAV"), a body comprised of only licensed travel agencies in Spain.

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

Our Swiss subsidiary is also a member of IATA Switzerland. Our BSP monthly invoice is covered by a bond towards BSP Switzerland (estimated six weeks BSP revenue). This bond can be reduced or even cancelled if all financial criteria specified by BSP Switzerland are matched during the two following years. ebookers Switzerland matches six of the seven criteria so far. Also, each IATA travel agency must have at least one travel agent that holds an IATA diploma.

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

4.C Organizational Structure

ebookers plc is the parent of a group of companies and it holds the entire share capital of each of its subsidiary organizations, excluding Tecnovate eSolutions Private Limited (formerly Technovate Data and Services Private Limited) of which ebookers indirectly owns approximately 97 percent of the registered share capital, with the balance being held by Kipotechniki BVBA, Belgium. The details of each of the subsidiary organizations as of March 19, 2004 are described below:

	Country of incorporation	Principal activity	Class of shares
Subsidiary undertakings of ebookers plc
Airways MIC AB	Sweden	Holding company	Ordinary
Callbookers Limited	England	Holding company	Ordinary
Cruisebookers Limited	England	Dormant	Ordinary
Carbookers Limited	England	Dormant	Ordinary
Ebookers SA	Switzerland	Travel agent	Ordinary
Ebookers.com Deutschland GmbH	Germany	Travel agent	Ordinary
Ebookers.com Limited	England	Dormant	Ordinary
Ebookers.ie Limited	Ireland	Travel agent	Ordinary
Ebookers.no AS	Norway	Travel agent	Ordinary
Flightbookers.com Limted	England	Dormant	Ordinary
Gate Pacific Limited	Mauritius	Holding company	Ordinary
Hotel Bookers Limited	England	Dormant	Ordinary
Insurancebookers Limited	England	Dormant	Ordinary
La Compagnie Des Voyages SA	France	Travel agent	Ordinary
Mr Jet AB	Sweden	Travel agent	Ordinary
Oy ebookers Finland Limited	Finland	Travel agent	Ordinary
Reisbureau Nova BV	Netherlands	Travel agent	Ordinary

	Country of incorporation	Principal activity	Class of shares
Studentbookers.com Limited	England	Dormant	Ordinary
Take Off Reisen	Germany	Being wound up	Ordinary
Tecnovate eSolutions Limited	England	Dormant	Ordinary
Tecnovate Private Limited	England	Dormant	Ordinary
Tecnovate UK Limited	England	Dormant	Ordinary
Travelbag Holdings Limited	England	Holding company	Ordinary
Viajes Dimensiones SL	Spain	Travel agent	Ordinary
Subsidiary undertakings of Airways MIC AB
Ebookers AB	Sweden	Dormant	Ordinary
STT Airways AB	Sweden	Travel agent	Ordinary
Subsidiary undertaking of Callbookers Limited
Flightbookers Limited	England	Travel agent	Ordinary, Preference
Subsidiary undertaking of Gate Pacific Limited
Tecnovate eSolutions Private Limited	India	Business Process Outsourcing	Ordinary
Subsidiary undertakings of Mr Jet AB
Mr Jet (Denmark)	Denmark	Travel agent	Ordinary
Mr Jet (Finland)	Finland	Dormant	Ordinary
Mr Jet (Norway)	Norway	Travel agent	Ordinary
Subsidiary undertakings of STT Airways AB
Biljettakuten AB	Sweden	Dormant	Ordinary
STT Airways Business AB	Sweden	Dormant	Ordinary
STT Airways Net AB	Sweden	Dormant	Ordinary
Subsidiary undertakings of Travelbag Holdings Limited
Travelbag Limited	England	Travel agent	Ordinary
Bridge The World Travel Service Limited	England	Travel agent	Ordinary
Subsidiary undertaking of Travelbag Limited
Travelbag (Australia) Pty Limited	Australia	Travel agent	Ordinary
Subsidiary undertaking of Bridge The World Travel Service Limited
Worldbookers Limited	England	Dormant	Ordinary

4.D Property, plants and equipment

The Group owns four freehold properties in the United Kingdom and leases properties in the United Kingdom, other European operating locations and New Delhi, India.

A brief description of each of the properties material to the Group is set out below:

ebookers plc has its headquarters located in central London at 25 Farringdon Street, where we lease approximately 11,600 square feet of office space. The current lease expires in January 2007.

Flightbookers Ltd. has leases in excess of two years for its shops at Gatwick Airport and Tottenham Court Road and the current leases for those shops expire in March 2008 and June 2011, respectively. Flightbookers Ltd. also has a shop at Heathrow which it holds under a five year agreement with a six month notice period. This agreement expires in May 2008.

Travelbag Ltd. has offices at Alton in Hampshire where it owns the freehold (11,127 sq ft). It also holds the freeholds of both its call center in Alton, and its office in Knutsford, Cheshire. The

Company occupies a 10,000 sq ft Distribution Centre in Alton the lease for which expires in June 2006. It holds leaseholds for retail outlets located at Strand in London, Winchester, Tunbridge Wells, Solihull, Leeds, Cheltenham, Nottingham and Cardiff. It has a freehold retail outlet in Alton, which is in the process of being sold.

Bridge the World Travel Service Limited holds the lease for a 13,338 sq ft (approx.) property in Camden, London which comprises that company's sales and back office and Flightbookers call centre and back office. It also leases retail outlets in Regent Place, London and Kingston, Surrey.

Tecnovate has various leased properties comprising a total of 56,000 sq ft, the largest of which at 24,599 sq ft is leased for 9 years to July 2012.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition and results of operations of ebookers plc should be read in conjunction with the financial statements and related notes thereto located elsewhere in this Annual Report. Our consolidated financial information included in this discussion has been prepared in accordance with US GAAP. This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

Introduction

ebookers plc is a leading pan-European online travel agency, selling travel products and services on the Internet through websites servicing 13 different countries and in nine languages. We currently have websites in the United Kingdom, Belgium, Denmark, Finland, France, Germany, Austria, Ireland, The Netherlands, Norway, Spain, Sweden and Switzerland.

Since the inception of our business in 1999 through the year ended December 31, 2003, we have incurred cumulative net losses of £86.8 million (excluding other comprehensive losses of £0.5 million). Our revenue has grown to £66.5 million in 2003 from £32.6 million in 2002 and £19.7 million in 2001.

Factors affecting results

In 2003, ebookers plc saw strong growth in revenue, achieved despite the challenging market conditions that flowed from the SARS epidemic, the Iraq War and the unusually hot weather in Europe in the summer which may have pursuaded some of our would-be long and mid haul passengers to enjoy the hot weather at home, or to go to short haul European destinations instead. Also, in line with our strategy to buy predominantly offline "bricks and mortar" travel companies and convert them to the Internet using our technology and expertise, on February 7, 2003 we acquired Travelbag, a UK travel agency specializing in long-haul destinations, significantly increasing ebookers' size and revenue. Since the date of this acquisition we have worked to integrate the Travelbag group within the ebookers group and to achieve synergies and economies of scale.

We currently anticipate a continuation of the following factors affecting our revenues and cost trends:

•	The continuing increase in popularity throughout Europe of the Internet as a medium for buying travel.

•	The growing trend among our customers of using our services to buy a wider range of travel products other than just flights. This change in product mix is helping our margins as non-air products generally give us a higher margin than airfares. We are seeking to encourage this trend with new technology and strengthened management in our non-airfare sales areas such as car hire, hotel accommodation and travel insurance. For example, we are overhauling our user interface for hotel and dynamic packaging technology.

•	Our acquisition strategy, whereby we aim to buy predominantly offline "bricks and mortar" travel companies and convert them to the Internet using our technology and expertise.

•	The expansion of our business throughout Europe, in part by acquisition.

•	Our increased size through acquisition and organic (non-acquisition) growth, allowing us to further benefit from economies of scale with our cost base (expenses as a percentage of total revenue) and better negotiating power with our suppliers. With our lower cost Indian BPO facility and our automation technology, we aim to maximize these benefits by seeking to ensure that our revenues rise faster than our expenses.

•	Potential growth in our primary sector of long and mid haul travel.

In 2003, our business was affected positively by all of these factors. Our revenues grew significantly due to both organic Internet-driven growth, and the acquisition of Travelbag.

Additionally, we benefited from the increase in non-airfare sales as a proportion of our revenue. We also reduced the relative size of our general and administrative, product technology and development expenses, as a percentage of our revenue.

In March 2004 we are commencing the realigning of our business into two divisions. The first division is responsible for consumers and supplier relationships and the second for operations and technology. This will create a simpler organization structure that is focused on maximizing good customer experience and "right-first-time" operational and systems delivery.

In addition, as part of a cost reduction program, we plan to standardize websites and systems technologies throughout the Group, dispose of nine retail outlets following successful online conversion across Europe and the United Kingdom, and remove duplicate functions and delayering management following our reorganized business structure. We plan to reduce staffing requirements as we continue to automate and standardize our systems, which will involve some headcount reduction.

Liquidity

At December 31, 2003 ebookers had cash of £49.6 million (December 31, 2002: £18.2 million). Cash varies seasonally through the year; however, growing volumes of business, coupled with the fact that we receive cash from our customers in advance of paying our suppliers, ensure that the underlying trend is for our cash to grow with the business. What is more important, from a liquidity perspective, is our financial regulation. This requires us to keep a certain level of net current assets, which we monitor closely. We also need to monitor our performance against the terms of our banking covenants. The key determinants for our banking covenants, all measured under generally accepted accounting practices within the United Kingdom, are our earnings before interest, tax and depreciation and amortization, and excluding stock compensation costs, adjusted for capital expenditure and long term financing. See "Item 5.B Liquidity and Capital Resources — Group Financing".

Recent developments

Acquisition of Travelbag Holdings Limited

On February 7, 2003, the Group completed the acquisition of the entire share capital of Travelbag for gross consideration of £52.9 million, including acquisition costs of £0.3 million. The acquisition of Travelbag was in line with our acquisition strategy — to make large-scale acquisitions of mainly offline travel companies — as first set out by our Directors in mid-2002.

The consideration consisted of cash of £37.8 million, deferred cash consideration of £3.0 million and the issuance of 3,537,134 ordinary shares with an aggregate market value of £12.3 million. The value of the ordinary shares issued was determined based on the average market price of the Group's shares over the two day periods before and after the terms of the acquisition were agreed and announced on January 21, 2003. The deferred cash consideration was paid 12 months after the acquisition completion date and is classified as a current liability at December 31, 2003. The £3.0 million of deferred consideration was discounted to £2.8 million at the acquisition date. At December 31, 2003, this deferred consideration amounted to £3.0 million, with the accretion of the discount of £0.2 million to December 31, 2003 recorded as interest expense.

Contingent consideration of £2.0 million may become payable in connection with this acquisition. This consideration is contingent on ebookers being able to realize the tax benefits associated with certain bonus payments to Travelbag executives prior to the acquisition. If this contingency occurs, the amount paid will be recorded as an additional cost of acquisition and will result in additional assets being recognized.

The acquisition was funded in part by a loan of £15.0 million from Barclays Bank ("Barclays") and in part by the placing of additional shares of the Group, which raised £30.5 million before issuance costs. The consolidated results of operations of Travelbag from February 7, 2003 are included in ebookers' results for the year ended December 31, 2003.

The Travelbag acquisition has had a material impact on our financial results for 2003, as highlighted in the following discussion of our operating results.

Investment in Tecnovate BPO facility

During 2003, ebookers' Indian Business Process Outsourcing subsidiary, Tecnovate eSolutions Private Limited ("Tecnovate"), which provides back office services and administration to the ebookers group, began making preparations for its transformation into a group revenue-generator through offering third party services. To service these clients as well as additional workload from ebookers, Tecnovate has expanded its premises with the potential to increase staff from its current level of 750 to over 2,000. Negotiations continue with a number of parties.

On September 30, 2003, Kipotechniki BVBA ("Kipotechniki") agreed to invest in Tecnovate. Under the terms of the agreement, Kipotechniki agreed to invest $10,000,000 by acquiring 353,010 shares in Tecnovate at $28.32 per share, representing 6.25% of the enlarged share capital.The consideration was to be paid in two installments of $5.0 million. The first installment was payable immediately and has been received. The second installment was payable by December 31, 2003, but has not been received as of the date of this document. We are in discussions with Kipotechniki regarding the terms of this second installment. Currently, Kipotechniki owns 3.125% of the enlarged share capital.

The September 30, 2003 agreement also specified that if a change of control of ebookers were to occur, ebookers and Kipotechniki would have the right, in their absolute discretion, to require the sale back to ebookers: (1) within the period from October 1, 2003 to June 30, 2004, the subscription shares acquired at the date of change of control, at a price of 125 percent of the original subscription price; (2) from July 1, 2004, the subscription shares, at an amount equal to their fair value. At this time ebookers believes that the possibility of a change in control is remote and that therefore the fair value of this option is immaterial.

Sale of Travelbag's Adventures Division

On March 10, 2004, Travelbag Limited, a 100% owned subsidiary of ebookers plc, signed a contract for the sale of the "Adventures" division of the company for £3.1 million. Adventures had gross sales of £5.4 million and revenues of £1.6 million during fiscal 2003.

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

Inflation

Inflation has not had a significant influence on our results of operations and financial condition during the three years ended December 31, 2003.

5.A. Operating Results

Fiscal year 2003 compared to fiscal year 2002

Gross sales and revenue

Gross sales is a measure that we use to evaluate operating performance by looking at the total transaction value of all our services. It includes the total amount paid by customers for the services booked by us, as opposed to total revenue, which is calculated as the margin we earn on products and services. Gross sales is a useful measure, widely used throughout the travel industry by companies and financial analysts as a way of tracking company size. Additionally, many travel suppliers give incentives based on gross sales performance.

Gross sales increased to £520.4 million in 2003 from £273.8 million in 2002; an increase of 90%. Of this growth, £45 million was organic (non-acquisition) and the remainder was due to the inclusion of Travelbag's results, from February 7, 2003.

Total revenue increased to £66.5 million in 2003 from £32.6 million in 2002; an increase of 104%. Of this increase of £33.9 million, £5.2 million was organic growth and the remainder was due to the inclusion of Travelbag's results from February 7, 2003. The organic growth in revenue was largely due to growth in sales volumes but was also in part due to higher margins made on bookings. The following table provides an analysis of our revenue:

	2003	2003	% of total revenue	2002	% of total revenue	% increase
	US$ million	£ million		£ million
Merchant fare airline ticket revenue	41.3	23.1	35%	11.3	35%	105%
Other travel product revenue	75.4	42.3	63%	20.9	64%	103%
Total travel revenue	116.7	65.4	98%	32.2	99%	104%
Advertising and other sales revenue	1.9	1.1	2%	0.4	1%	135%
Total revenue	118.6	66.5	100%	32.6	100%	104%

Organic growth came mostly from online sales growth and improved sales conversion rates, from calls to bookings, at our call centers. We believe that our online sales growth was aided by improving website functionality and our customer service as well as increased Internet usage by European consumers. Many of our call center sales are web-enabled, that is from customers who have visited our websites beforehand. We believe that these calls are easier to convert into sales because the customers have often researched our products before they call. This organic growth was achieved despite the significant impact the Iraq War and Severe Acute Respiratory Syndrome ("SARS") had on both the travel industry and our results for 2003. In addition, we believe that the summer heat waves across Europe in 2003 caused many potential customers to stay at home or to take short-haul trips instead of long-haul trips.

Our margin (revenue as a percentage of gross sales) increased to 12.8% in 2003, from 11.9% in 2002. This improved margin was due to the impact of Travelbag's higher margin product mix (14.1% compared to organic margins of 11.9%).

Merchant fare airline ticket revenue

Merchant fare airline tickets are discount airline tickets made available to us by airlines, that we sell to customers at a margin that we recognize as revenue. Of the £11.8 million increase in revenues, £10.4 million was due to the revenues from our acquisition, Travelbag, and £1.4 million was organic, non-acquisition growth due mainly to online sales growth and improved sales conversion rates at our call centers.

Other travel product revenue

Other travel product revenue includes commission from airlines for sales of tickets at published fares, other non-airfare travel products (packages, hotel rooms, car hire, excursions and travel insurance), credit card sales fees and other services revenue and incentive income from suppliers. Of the £21.5 million increase, £17.8 million was due to the acquisition of Travelbag, and £3.7 million was organic, non-acquisition growth, due mainly to increased sales of non-airfare travel products, resulting from our strategy to use improved technology, for example, provision on on-line information and on-line booking for hotels; negotiation of improved product margins from our suppliers; and sales techniques aimed at selling more non-airfare travel products.

Revenue on the sale of published fare airline tickets decreased to £4.5 million in 2003, from £4.7 million in 2002, a decrease of 13%. This decrease reflects the lowering of published fare commissions from airlines. Travelbag sells very few published fare airline tickets, focusing instead on merchant fare airline tickets.

Revenue from the sale of packages, hotel accommodations, car hire, excursions and travel insurance showed a significant increase to £25.1 million in 2003, from £9.1 million in 2002, an increase of 175% or £16 million. Of this increase, £12.8 million was due to the acquisition of Travelbag and £3.2 million was a result of organic increase driven by our implementation of our strategy of promoting this type of product.

Credit card sales fees and incentive income from suppliers increased 82% to £12.8 million in 2003, from £7 million in 2002. £6.3 million of the increase relates to incentive revenue, of which £2.5 million was organic growth and £3.8 million was due to the acquisition of Travelbag.

Advertising and other sales revenue

Our advertising and other sales revenue increased to £1.1 million in 2003 from £0.4 million in 2002, an increase of 135% in absolute terms.

Revenue by operating segment

The following table presents an analysis of our revenue by operating segment:

	2003	2003	2002	% increase
	US $ million	£ million	£ million
UK - Flightbookers	39.8	22.4	21.8	2%
UK - Travelbag Group (From acquisition)	51.0	28.5	—	—
UK(1)	90.7	50.9	21.8	133%
Other European	26.3	14.6	10.5	41%
Head Office and Support	1.7	1.0	0.3	179%
Total revenue	118.7	66.5	32.6	104%

(1)	In 2004 we intend to complete the integration of Flightbookers and Travelbag into a single UK operating segment, operating under a unified management and reporting structure.

Of the total revenue of £66.5 million, 76% or £50.9 million related to the UK business. The UK business grew by 133% from 2002 to 2003 due to Travelbag adding £28.5 million of revenue in the eleven months since acquisition and Flightbookers growing by 2% to £22.3 million in 2003. Given our focus on integrating Travelbag in the UK and converting it to online sales, organic growth was concentrated in non-UK subsidiaries. These delivered a strong combined performance across the year with overall revenue in 2003 of £14.6 million; an increase of 40% from 2002. Head office and support revenue relates to the recognition of signing on fees from GDS supplier contracts.

Operating expenses

The following table shows a breakdown of our operating expenses:

	2003	2003	2002
	US$ million	£ million	£ million
Marketing and sales	62.3	34.9	16.5
General and administrative	57.5	32.2	28.1
Depreciation	7.7	4.3	4.5
Product technology and development	8.5	4.8	3.1
Total Operating expenses	136.0	76.2	52.2

Marketing and sales

Our marketing and sales expenses increased to £34.9 million in 2003 (£13.5 million on marketing, and £21.4 million on sales), from £16.5 million in 2002 (£6.1 million on marketing and £10.4 million on sales) an increase of £18.4 million or 111%. The acquisition of Travelbag accounted for £15.9 million of this increase.

Marketing expenses comprise advertising and promotional costs. As a percentage of total revenue, our marketing expenses were 20% for 2003 compared to 19% in 2002. During 2003 we made extensive use of affiliates. For example we worked with Yahoo in the UK, 80dagar in Norway and vertaa.fi in Finland. We also developed relationships with search engines such as Google and

Overture. Across all our markets, we continued to employ a diverse range of tools from newspaper, radio and outdoor advertising to public relations, partnerships, travel fairs and promotions. In Sweden we ran a competition on the country's biggest commercial TV channel, and ran a promotion with a leading brand of breakfast cereal. In France, we ran poster campaigns on buses and in the Metro.

During 2003 we rolled out E.piphany CRM technologies which are designed to increase the effectiveness of our marketing through better targeting, improved high-margin cross sell, better customer service and improved retention rates. We are supporting this technology with improved customer access by developing a single customer view across all our channels — web, retail, email and telephone. In the UK, we have integrated our UK marketing department following the acquisition of Travelbag in February 2003. We now run a function-based department to ensure the sharing of best practices and to deliver cost-effective and efficient marketing expertise.

Sales expenses comprise direct costs of sales and related overhead costs. As a percentage of revenue, sales expenses remained at 32% in 2003 as in 2002. Sales expenses were affected by the acquisition of Travelbag, which had a sales expenses ratio of 35% for the period, masking a reduction in sales expenses for our existing businesses. Travelbag currently has higher sales expenses than ebookers because of its bigger "bricks and mortar" retail presence, and the fact that ebookers has the advantage of a low-cost Indian BPO facility. As Travelbag increasingly goes online, and as its back office processes are transferred to our Indian BPO facility, this ratio is expected to improve.

General and administrative

The increase of £4.2 million in 2003 compared to 2002 primarily relates to an increase of £8.8 million due to the cost base of Travelbag and £3.6 million of non-recurring costs partly offset by a decrease of £8.3 million due to lower stock compensation expense.

The non-recurring costs of £3.6 million include redundancy costs following the acquisition of Travelbag (£0.3 million), other staff restructuring costs (£0.2 million), property integration and disposal costs following the integration of Travelbag (£1.1 million), certain professional service fees (£0.3 million), goodwill impairment as a result of the liquidation of a German subsidiary (£0.2 million), information technology integration costs (£0.1 million) and other general restructuring and integration costs (£0.1 million).

The increase in general and administrative expenses discussed above was partly offset by a £8.3 million decrease in stock compensation expense to £5.4 million in 2003 from £13.7 million in 2002.

This decrease was primarily due to the fluctuation in our share price during 2003 and 2002. The Group's Chief Executive Officer holds options that entitle him to acquire 5% of the ordinary share capital of the Group immediately preceding the date of the exercise. Accordingly, the issue of new shares by the Group increase the number of shares exercisable under these options, which gives rise to increased stock compensation expense to the extent the option exercise price is below market value of the issued shares. These options are accounted for under variable plan accounting. Our share price increased from £0.95 at December 31, 2001 to £4.03 at December 31, 2002, giving rise to a significant charge in fiscal 2002. However, during fiscal 2003, our share price decreased marginally to £3.97 at December 31, 2003, resulting in a reduction of expense.

This decrease due to share price was partly offset by an increase in options under the variable plan that resulted from the 12,377,713 shares that were issued in 2003 as consideration for the acquisition of Travelbag and also by the 936,864 shares that were issued in 2003 as a result of the former Managing Director exercising some of his variable stock options.

General and administrative expenses include £0.9 million of bonuses and £0.1 million of national insurance thereon, accrued in respect of one of the executive directors, which was waived after the year-end. The waiver of this bonus will be reflected as a reversal of the expense in the results to be reported for the quarter ending March 31, 2004. See "Item 6.B Compensation".

Depreciation

Our depreciation expense decreased by 5% in 2003 compared to 2002. The decrease was due to a number of assets becoming fully depreciated during the year. These include website development costs, software and computer and communications equipment. The decrease was partially offset by £1.4 million of depreciation expense related to the assets acquired with Travelbag.

Product technology and development

The main elements of our product technology and development expenses are technology salaries, consultant costs, and computer and communications expenses and other non-capitalized technology and development costs.

Our product technology and development expenses increased by £1.7 million in 2003 compared to 2002, which includes £1.3 million from Travelbag. The remainder of the increase was due mainly to increased numbers of IT staff and increased computer and communications maintenance costs. Product technology and development expenses were 7% of total revenue for 2003 compared to 10% for 2002. This improvement was due to economies of scale as we made significant investments and advances with systems automation and group-wide standardization of IT technologies. For example, we installed a European MPLS (Multi Protocol Label Switching) based system and a group-wide Avaya telecoms system. This gives us the capability to route incoming calls from any destination to any available agent throughout the group. Currently we use this system to route selected calls to customer service hubs in Delhi and Ireland.

During 2003, the Group capitalized £1.0 million of website development costs, compared to £0.3 million in 2002. These costs are amortized over two years from the date of capitalization.

Operating Loss

As a result of all the foregoing factors, operating loss decreased to £9.8 million in 2003, down 50% from £19.7 million in 2002.

Other income / (expenses)

Our other income / (expenses) increased to a net income of £3 million in 2003 from £0.9 million in 2002. The largest component of this increase related to the £2.8 million profit earned on the sale of shares of our subsidiary BPO facility in India, Tecnovate to Kipotechniki.

Kipotechniki agreed to invest $10.0 million by acquiring new shares in Tecnovate representing 6.25% of the enlarged share capital. The consideration was to be paid in two installments of $5.0 million. The first installment was payable immediately and has been received. The second installment was payable by December 31, 2003, but has not been received as of the date of this document. We are in discussions with Kipotechniki regarding the terms of this second installment.

The £2.8 million profit recorded in 2003 relates only to the $5.0 million received by December 31, 2003.

Other items recorded in other income / expenses include interest expense on the £15.0 million loan facility with Barclays during 2003, which was used to partially finance the Travelbag acquisition, and other expenses resulting from the acquisition of Travelbag, including amortization of the debt issuance costs, and accretion of the deferred consideration discount, which together amounted to £0.4 million. There was also a higher foreign exchange loss, due to movements in exchange rates, primarily the euro and the dollar. This was partly offset by an increase in interest income from our higher average cash balance.

Net loss

Net loss decreased to £6.9 million in 2003, down 64% from £19.0 million in 2002.

Fiscal year 2002 compared to fiscal year 2001

Certain reclassifications have been made to the items included in the discussion of prior year operating review to conform to the 2003 presentation. These reclassifications did not impact net loss for the years ended December 31, 2002 and 2001.

Gross sales

Gross sales increased to £273.8 million in 2002 from £178.9 million in 2001, an increase of 53%, demonstrating ebookers increased footprint in the travel market.

Revenue

	2002	% of total revenue	2001	% of total revenue	% increase
	£ million		£ million
Merchant fare airline ticket revenue	11.3	35%	8.8	45%	28%
Other travel product revenue	20.9	63%	10.7	54%	92%
Total travel revenue	32.2	99%	19.5	99%	65%
Advertising and other sales revenue	0.4	1%	0.2	1%	100%
Total revenue	32.6	100%	19.7	163%	65%

Total revenue increased to £32.6 million in 2002 from £19.7 million in 2001, representing a 65% increase. This growth was driven mainly by increased Internet and Internet-enabled bookings and better call center conversion rates (the amount of calls that are converted into sales). Our margin increased to 11.9% in 2002 from 11.0% in 2001. There was a slight decrease in flight margins during the period due to competitive pressure as airlines reduced their prices, but this was offset by growth and improved margins from our non-air products including hotels, car hire and travel insurance. Revenue from our U.K. operations comprised 67% of our total revenue in 2002 compared to 61% in 2001.

Merchant fare airline ticket revenue

Revenue from merchant fare airline tickets increased to £11.3 million in 2002 from £8.8 million in 2001, an increase of 28%, driven mainly by the continued consumer shift towards booking travel using the Internet, and better call center sales conversion rates. In 2002, revenue from merchant fare airline tickets represented approximately 35% of our travel revenue and our total revenue, respectively. In 2001, revenue from merchant fare airline tickets represented approximately 45% of both our travel revenue and of our total revenue.

Other travel product revenue

Revenue from other travel product revenue increased to £20.9 million in 2002 from £10.7 million in 2001, an increase of 94%. This significant increase was due both to greater published airfare sales as a result of more competitive pricing by airlines, and the successful sale of more non-air products in accordance with our business strategy.

Many traditional airlines lowered their prices on short-haul routes to compete with low cost, no frills airlines such as Ryanair and easyJet. This improved the price attractiveness of many of these traditional airline published fares on our website.

Revenue on the sale of published fare airline tickets and revenue from hotel accommodation, car hire and travel insurance increased to £9.5 million in 2002 from £4.6 million in 2001. Revenue on the sale of published fares increased to £4.7 million in 2002, up by 108%, from £2.2 million in 2001. Revenue from hotel accommodation increased to £3.1 million in 2002 from £1.2 million in 2001 an increase of 153%.

The remaining balance of £11.4 million (2001: £6.1 million) included package holidays, incentive income, segment income and other travel revenue, and credit card fees.

In 2002, revenue from other travel products represented 63% of our total revenue compared to 54% of total revenue in 2001.

Operating expenses

Marketing and sales

We spent £16.5 million in 2002 on marketing and sales (£6.1 million on marketing and £10.4 million on sales) in 2002, compared to £19.3 million in 2001 (£10.4 million on marketing and £8.9 million on sales). As a percentage of total revenue, marketing costs decreased from 52% in 2001 to 18% in 2002 and sales costs decreased from 45% in 2001 to 32% in 2002. The relative decrease in sales costs was a result of growth of Internet sales relative to offline sales and the continued transfer of functions to our BPO facility in which our average salary level was well below the European average. Also, in 2002 we decreased our marketing costs, as increasing consumer Internet usage allowed us to maintain strong sales growth despite decreased marketing. Additionally our increasing experience in online marketing enabled us to use our marketing budget more efficiently.

General and administrative

General and administrative expenses increased to £28.1 million in 2002 from £14.8 million in 2001. This included a decrease in average salary costs within the Group due to the impact of shifting a number of our support functions, such as customer service, finance and ticketing to our BPO facility in which our average salary was well below that of our European staff. Key items of administrative expense included salary costs for non-sales and marketing and technology staff, building costs, telecommunications costs and professional fees. This decrease was more than outweighed by a significant stock option charge of £13.7 million in 2002, driven by the significant increase in our share price from £0.97 at December 31, 2001 to £4.03 at December 31, 2002, as well as the issuance of new stock options during the year.

Depreciation and amortization

Our depreciation and amortization expense decreased from £8.6 million in 2001 to £4.5 million in 2002 due to SFAS 142, which the Company adopted on January 1, 2002, which required that companies cease amortization of goodwill, but assess the carrying value of goodwill for impairment each year. A transitional and annual impairment review for 2002 was conducted by the Group and it was determined that no additional impairment provision was necessary.

Product technology and development

We spent £3.1 million, or 10% of total revenues on product technology and development in 2002 versus £2.6 million, or 13%, of total revenues in 2001. The absolute increase reflected greater focus by the Group on developing automation and website technology. The main element of development expenses was staff and consultant salary costs, IT communication and hosting expenses and IT maintenance costs.

Operating Loss

As a result of all the foregoing factors, operating loss decreased to £19.7 million in 2002, from £25.5 million in 2001, a 23% reduction.

Other income / (expenses)

Other income decreased to £1.0 million in 2002 from £1.1 million in 2001, primarily due to reduced interest income. This was due to a lower average cash balance within the Group during 2002 compared with 2001. Other expense decreased to £0.1 million in 2002 from £0.5 million in 2001. This was primarily a result of unfavorable foreign currency movements for the Group in 2001 compared to favorable foreign currency movements in 2002. Foreign currency exchange gains of £0.1 million were made in 2002 compared to a loss of £0.3 million in 2001, largely due to the strength of the pound sterling against the Euro and the US dollar.

Net Loss

As a result of all the foregoing factors, net loss decreased to £19.0 million in 2002, from £25 million in 2001, a 24% reduction.

5.B. Liquidity and capital resources

At December 31, 2003, we had £49.6 million in cash and cash equivalents compared to £18.2 million as of December 31, 2002, an increase of £31.4 million mainly from net cash acquired with the acquisition of Travelbag.

Cash flows from operating activities

Our operating activities resulted in net cash outflows of £10.2 million for 2003, compared to £4 million net cash inflows for 2002. The decrease in our net cash provided by operating activities in 2003 when compared to 2002 was primarily due to acquiring Travelbag at close to its seasonal cash peak as compared to the December 31, 2003 position. This decreased cash flows since Travelbag had largely received the cash from its sales cycle for the season, prior to acquisition, whereas the majority of its cash payments to meet its obligations for this same season fell after the date of acquisition. In 2002, an increase in accounts payable of £5.3 million was the principal provider of cash as well as an increase in accrued reservations liability of £0.8 million.

Cash flows from investing activities

Our investing activities resulted in net cash outflows of £6.8 million for 2003, compared to £3.8 million for 2002. Uses of cash during 2003 were the acquisition of Travelbag at a cost of £37.8 million (less net cash acquired with the acquisition of £34.7 million) and the purchase of fixed assets of £8.6 million, which was offset by a decrease in restricted cash of £2.6 million and proceeds from the sale of shares in Tecnovate of £3.0 million. We used cash during 2002 for the purchase of fixed assets of £2.8 million and an increase in restricted cash of £1.0 million. Restricted cash as at December 31, 2003 and December 31, 2002 related to cash collateral held by the providers of our bank guarantee facilities.

Cash flows from financing activities

Our financing activities resulted in net cash inflows of £48.1 million for 2003 compared to net cash outflows of £0.1 million for 2002. During 2003, proceeds from issuance of ordinary shares were £31.7 million and proceeds from loans received amounted to £16.0 million. The loan proceeds were offset by £0.6 million of debt issuance costs. There was also a cash inflow of £0.8 million relating to the proceeds from sale and leaseback transactions and a cash outflow of £0.7 million for capital repayments of finance leases. This was offset by outflows from decreases in a bank overdraft of £0.4 million. During 2002, the net outflow resulted from capital repayments of capital leases of £1.0 million partly offset by increases in a bank overdraft of £0.4 million.

Capital Expenditure

During 2003 the group further invested in its information technology and in call center and support service property with £8.6 million in expenditures. Of this amount, the Group spent £8.2 million on software and computer and communications equipment. The two biggest projects were a new phone and communications system at a cost of £2.3 million and a Customer Resource Management system at a cost of £1.3 million. The Group also spent £1.0 million on capitalized web development costs to improve the services available on the websites. The major property investments were in New Delhi, India, where a new support center was leased and fitted out, and an office in London, which was refurbished to provide facilities for a call center and UK head office activities.

Capital commitments

At the end of the year, we had capital commitments of £0.5 million. (2002: £nil).

In addition to these existing capital commitments we anticipate that over the course of 2004 we will spend approximately £6 million on capital items, primarily again in the areas of information technology and call centers.

Net Funds

Net funds comprise net cash less capital leases. Net cash itself comprises cash and cash equivalents, less bank overdrafts and bank loans.

We assess our net funds regularly. The following table presents our net funds position at the end of the last three fiscal years:

	Dec 31, 2003	Dec 31, 2003	Dec 31, 2002	Dec 31, 2001
	US$ million	£ million	£ million	£ million
Cash and cash equivalents (1)	88.6	49.6	18.2	17.7
Overdrafts	—	—	(0.4)	—
Loans	(28.5)	(16.0)	—	—
Capital leases	(4.9)	(2.8)	(0.2)	(1.2)
Total	55.0	30.8	17.6	16.5

(1) Excluding restricted cash of £0.8 million in 2003 (2002: £3.5 million, 2001: £2.5 million).

IT Financing

In September 2003, we entered into a lease agreement to finance the purchase of computer equipment. Additionally, we entered into five information technology financings in December 2003. The first was for the creation of a £1.5 million IT rental facility into which was initially placed some hardware. The second was for an IT project financing for a new phone, voice and data communication system and the remaining three were part project financings for our new customer relationship management capability. The net effect of these was to increase our cash position, and the corresponding liability created by the financing, by £3.3 million relative to what it would have been.

Group financing

On January 21, 2003, we entered into a facilities agreement with Barclays Bank plc, establishing a £15.0 million term loan, a £10.0 million revolving credit facility and a £10.0 million guarantee facility, that was reduced to £7.5 million after three months. On September 26, 2003, the guarantee facility was increased to £10.8 million and the revolving credit facility was reduced to £6.8 million. As of December 31, 2003, the £15.0 million term loan was outstanding. The term loan is repayable in equal biannual installments with the first due on July 31, 2004 and the last due on January 31, 2008. Interest on the term loan and any amounts outstanding under the revolving credit facility is currently payable at a rate of LIBOR plus 2.25% per year and on the guarantee facility at 2.25% per year. This rate, with respect to each facility, reduces to 1.75% and 1.5% provided certain profit targets are met.

The facilities agreement requires compliance with certain financial covenants based on ratios of our indebtedness to earnings before interest and taxes ("EBIT"), our ratio of operating cash flow to debt service, our ratio of cash to trade creditors, our net worth, our absolute EBIT and our absolute cash flow. The facilities agreement also requires compliance with certain operating and other covenants which limit, among other things, the incurrence of additional indebtedness by us and our subsidiaries, sales of assets, mergers, distributions to shareholders, investments, acquisitions and grants of security interests. The facilities agreement generally prohibits the payment of dividends.

On August 18, 2003, Barclays and we agreed to amend certain of the financial covenants contained in the facilities agreement. Barclays agreed to waive compliance with certain financial covenants, and at that time, we also agreed not to borrow under the revolving credit facility without Barclay's prior consent. On October 30, 2003, Barclays agreed to waive compliance with certain financial covenants and Barclays and we agreed to further amendments to the covenants.

In 2004 we have entered into a new facility within the £32.5 million Facility for £5.5 million on substantially the same terms as the £15 million Term Loan, which was drawn down in March 2004. This is being used for working capital purposes.

5.C. Research and development, patents and licenses

We have not engaged in any significant research and development in any of the last three financial years. We do not hold any patents, but we do hold a number of licenses for the technology that we use.

Individually, these licenses are not material to ebookers' business or financial position.

5.D. Trend Information

Gross sales and revenue growth for first quarter of fiscal 2004 has been strong. Internet bookings are up 69% organically for January — March 18, compared to the period last year. They are up 40% in the UK and 107% in the rest of Europe (12 countries).

5.E. Off Balance Sheet Arrangements

ebookers plc has no off-balance sheet arrangements.

5.F. Tabular Disclosure Contractual Obligations

The Group has various contractual obligations that are set out in the table below. The majority of the balance as at December 31, 2003 was made up of long term debt and commitments under non-cancelable operating leases primarily for computer hardware but also rental of group property.

Payments due by period
As at December 31, 2003

	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
	£ million	£ million	£ million	£ million	£ million
Long term debt	16.0	2.3	8.0	5.7	—
Purchase obligations	0.5	0.5	—	—	—
Capital lease obligations	2.8	0.7	2.0	0.1	—
Operating leases	9.1	1.9	2.5	2.2	2.5
Total	28.4	5.4	12.5	8.0	2.5

The £16.0 million in long-term debt relates to the £15.0 million Barclays Term Loan plus £1.0 million relating to IT financing loans. The purchase obligations are mainly in connection with IT projects and do not include other miscellaneous minor expenditures. The capital lease obligations are for the financing of IT equipment and software. The operating leases are mainly for buildings being offices, call centers and shops.

Based on the Group's working capital projections, we believe that these obligations can be met through cash generation from our operations. We recognize that critical to generating such cash is ensuring that our cost base reflects our revenue trends. We plan to advance this objective by, among other things, implementing the cost reduction program described earlier. See "Item 5 Operating and Financial Review and Prospects — Factors Affecting Results".

Critical Accounting Policies

Our management's discussion and analysis of ebookers' financial condition and results of operations are based upon ebookers' consolidated financial statements, prepared in accordance with US GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate estimates, including those related to intangible assets, income taxes, restructuring, and contingencies and litigation. We base estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies used in the preparation of ebookers' consolidated financial statements required significant judgments and estimates.

Impairment Assessments of Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets acquired. As required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets",

management reassessed the recoverability of goodwill at December 31, 2003. Fair value was calculated based on a discounted cash flow analysis and it was determined that goodwill was not impaired. The assumptions used by the Group in determining fair value included expectations regarding future operating performance, discount rates, terminal values and other factors that are subjective in nature. Actual cash flows from operations could differ from management's estimates due to changes in business conditions, operating performance and economic conditions. Should estimates differ materially from actual results, the Group may be required to record impairment charges in the future.

Other intangible assets comprise brands. These were recognized, as required by Statement of Financial Accounting Standards No. 141, 'Business Combinations", on the acquisition of the Travelbag Group and relate entirely to the ''Travelbag' and 'Bridge the World' brands. The initial recognition of these brands was based on the assessment of fair value, calculated using the net royalties method.

Capitalized brands were tested for impairment at December 31, 2003. Fair value was calculated based on the relief from royalties method and it was determined that the brands were not impaired. The assumptions used by the Group in determining fair value included expectations regarding future operating performance and royalty rates, which are subjective in nature. Actual revenues from operations could differ from management's estimates due to changes in business conditions, operating performance and economic conditions. Should estimates differ materially from actual results, the Group may be required to record impairment charges in the future.

Product technology and development costs

ebookers records its Web Site development costs in line with the requirements of EITF Issue No. 00-2: "Accounting for Web Site Development Costs" ("EITF 00-2"). EITF 00-2 provides guidance on how an entity should account for costs incurred to develop a website and addresses the treatment of certain costs incurred during the different stages of website development. Under EITF 00-2, management is required to determine the stage in which website development costs are incurred. Capitalization or expense of costs is dependent on management's assessment of the stage of development. Based on management's assessment, the Group has capitalized £1.0 million of website development costs in 2003 (2002: £0.3 million, 2001: £0.8 million). These capitalized costs are being amortized over two years.

New Accounting Pronouncements

Recently Issued But Not Yet Adopted Accounting Pronouncements

In December 2003, the FASB issued a revision to Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46R"). FIN 46R clarifies the application of ARB No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered "special-purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. We do not believe that the adoption of FIN 46R will have a material impact on our consolidated results of operations and financial position upon adoption.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A    Directors and Senior Management

Directors

The Directors of ebookers plc and their ages, positions and term of office as at March 19, 2004 are:

Name	Age	Position	Year of re-election(1)
Dinesh Dhamija(4)	53	Chairman and Chief Executive Officer	2002
Nigel Addison Smith	38	Executive Director and Chief Financial Officer	2002
Tani Dhamija(4)	52	Executive Director	2002
Peter Liney (2)	44	Executive Director and Group Commercial Director	2003
Sudhir Choudhrie	55	Non-Executive Director	2002
John Donaldson	54	Non-Executive Director	2003
David Gill(3)	46	Non-Executive Director	2003
Jeffrey Sampler	43	Non-Executive Director	2003

(1)	Subject to re-election by our shareholders at the annual general meeting held in the final year of their term or early resignation. Mr. Dhamija and Mr. Choudhrie will be proposed for reelection at the 2004 annual general meeting.
(2)	On March 18, 2003, Mr. Liney was appointed to the board as an Executive Director.
(3)	On April 7, 2003, Mr. Gill was appointed to the board as a Non-Executive Director.
(4)	Dinesh Dhamija and Tani Dhamija have a spousal relationship.

Senior Management

In addition to the Directors identified above, the executive officers of ebookers plc and their ages and positions are:

Name	Age	Position
Helen O'Byrne	38	General Counsel and Company Secretary
Paul Kennedy	40	Group Human Resources Director
Dhruv Shringi	31	Group Operations Director

Each of our directors and executive officers may be contacted through us at 25 Farringdon Street, London EC4A 4AB, England.

Directors and Senior Management Biographies

Dinesh Dhamija has served as CEO of ebookers since its inception in 1999 and has also been Chairman since the Company's incorporation. Before founding ebookers, Mr Dhamija was co-founder of Flightbookers plc, ebookers' original parent company, in 1983 which he jointly built into one of the United Kingdom's biggest travel agencies together with his spouse Tani Dhamija. He has also run the Sales, Marketing and European airport support services of Royal Nepal Airlines as their Regional Director for Europe. He was employed by IBM before entering the travel industry in 1979 and has an MA in Law from Cambridge University.

Nigel Addison Smith has served as Chief Financial Officer of ebookers since June 2002. Prior to ebookers, Mr Addison Smith was with First Choice Holidays plc where he was Finance Director of Air 2000 and Viking Aviation, the company's charter airline division. Previously he was Group Financial Controller of First Choice. Mr Addison Smith is a Chartered Accountant and before entering the travel industry he was employed by KPMG in London for seven years. He has a degree in Economics and Politics from the University of Bristol.

Tani Dhamija has served as Executive Director of ebookers since October 2001. She was co-founder of Flightbookers plc. and is the spouse of Dinesh Dhamija. Mrs. Dhamija originally had responsibility for ebookers' UK and Indian operations. Since the acquisition of Travelbag in February 2003, she was in charge of the Integration Committee overseeing the merger of the two groups in the United Kingdom, as well as acting as Interim Group Managing Director. Tani Dhamija has decided to step down as Executive Director from March 31, 2004 but will continue to serve as a Non-Executive Director of the Company.

Peter Liney joined ebookers with the acquisition of Travelbag in February 2003. His initial appointment was as UK Managing Director where he was responsible for all UK brands and operations. He was appointed to the Executive Board on 18 March 2003. In March 2004, he was given the enhanced position of Group Commercial Director responsible for consumer hubs and supplier partnerships Groupwide. Prior to joining ebookers, Mr Liney was Managing Director of Travelbag from 1999. Previously, he worked for British Airways from 1988 to 1999, holding various senior positions including Head of Leisure Sales for the United Kingdom and General Manager, Asia-Pacific Alliances. Mr Liney has a degree in Geography and International Relations from the University of St Andrews.

Sudhir Choudhrie has served as Non-Executive Director of ebookers since October 1999. He is an industrialist specialising in cross-border investments, including new technologies. He has been a Director and Board Member of Magnum International Trading Company Limited since its founding in 1975. He holds a BA in Economics from Delhi University.

John Donaldson has served as a Non-Executive Director of ebookers since July 2002. Mr Donaldson is a well-known figure in the European travel industry. He is a former Chief Executive of leading travel group Thomas Cook Holdings Limited, overseeing its sale in 2001 to C&N Touristic A.G., now renamed Thomas Cook AG. Currently Mr Donaldson is Deputy Chairman of Thomas Cook in the United Kingdom. Mr Donaldson held senior positions with Thomas Cook Holdings Limited from 1988 to 2001. From 1997 to 1998 he was Group Managing Director Worldwide before being promoted to Chief Executive from 1998 to 2001. Before joining Thomas Cook he worked for American Express Europe from 1980 to 1988 and Aer Lingus from 1970 to 1980.

David Gill has served as a Non-Executive Director of ebookers plc since April 2003. In September 2003 he was appointed Chief Executive Officer of Manchester United plc. He joined Manchester United as Finance Director in 1997, was appointed Deputy Chief Executive in August 2000 and was promoted to Group Managing Director in July 2001. Previously Mr Gill was Finance Director of First Choice Holidays plc, the tour operator, and Proudfoot plc, the worldwide management consultancy. David Gill qualified as a chartered accountant with Price Waterhouse in 1981. In 1986 he joined the BOC Group in its corporate finance department and then Avis Europe in 1990.

Jeffrey Sampler has served as Non-Executive Director of ebookers since December 1999. Since 1992, he has taught Strategy and Information Business courses at the London Business School. He holds a PhD from the University of Pittsburgh, an MBA with Honours from Southern Methodist University and a BSc with Honours in Computer Science from Texas A&M University.

Helen O'Byrne has served as General Counsel and Company Secretary of ebookers plc since September 2001. Prior to joining ebookers, she was Senior Corporate Counsel at BBA Group plc, responsible for the European Aviation Division. She trained as a solicitor with Baker & McKenzie, joining their Corporate Department on qualification. In addition to her legal qualification, she holds a Maîtrise in English Civilisation from the Université de Paris XII and a Bachelor of Arts degree in French from Leeds University.

Paul Kennedy has served as Group Human Resources Director of ebookers plc since March 2003. Previously he was HR Director EMEA for Rosenbluth International the world's third largest Corporate Travel Management Company. He has a wide breadth of Human Resources related knowledge and has expertise in post merger and acquisition integration, new start-ups and dealing with Pan European business models. Prior to the travel industry he worked in Local government for

13 years within the Leisure and Recreation Department where he was responsible for managing the Leisure Service contract for the provision of local sport and recreation facilities.

Dhruv Shringi joined ebookers in November 2003 as Group Operations Director. He is an Insead MBA graduate, formerly with Andersen and, more recently, Ford's business turnaround team.

6.B    Compensation

Directors' and Senior Management

The following table presents information regarding the compensation paid by ebookers plc for the year ended December 31, 2003 to each of our current and former directors (including the fees paid to Non-Executive Directors) and other executive officers.

	Year ended December 31, 2003
	Salary and fees	Bonuses	Benefits	Pensions	Total
	(in pounds)
Current Directors
Dinesh Dhamija(1)(2)	300,000	45,467	38,083	21,000	404,550
Nigel Addison Smith(1)(2)	120,000	20,667	258	—	140,925
Tani Dhamija(1)(3)	220,000	5,720	—	—	225,720
Peter Liney(4)	152,816	39,237	7,131	20,764	219,948
Sudhir Choudhrie	20,000	—	—	—	20,000
John Donaldson	20,000	—	—	—	20,000
David Gill	18,338	—	—	—	18,338
Jeffrey Sampler	20,000	—	—	—	20,000

Former Directors
Peter Cochrane (6)	5,000	—	—	—	5,000
Dr. Sanjiv Talwar(1)(2)(5)	8,836	19,966	36	—	28,838
	884,990	131,057	45,508	41,764	1,103,319
Other executive officers (in aggregate)					203,411
Total					1,306,730

(1)	Bonus amounts include (pounds) 8,800, (pounds) 4,000, (pounds) 5,720 and (pounds) 3,766 for Mr. Dhamija, Mr. Addison Smith, Mrs. Dhamija and Dr. Talwar, respectively, as performance bonuses for the fourth quarter of 2002 but paid in 2003.
(2)	Bonus amounts include (pounds) 36,667, (pounds) 16,667 and (pounds) 16,200 for Mr. Dhamija, Mr. Addison Smith, and Dr. Talwar, respectively, in respect of their significant efforts in the completion of the Travelbag acquisition.
(3)	Tani Dhamija has waived a one-time £880,000 award from the Company (an expense of approximately £1 million to the Company). The Remuneration Committee approved this award in recognition of her valuable contribution to the restructuring of the UK operations after the acquisition of Flightbookers Limited and also her valuable contribution to us in the establishment of our Tecnovate Indian BPO operations. This is illustrated by the investment made in October 2003 in Tecnovate, which would equate to a value for the whole operation of $160 million. In May 2002, the Remuneration Committee recommended the grant of share options to Tani Dhamija of 1.5% of our share capital, as far as possible on the same terms as those already granted to Dinesh Dhamija and Sanjiv Talwar. The shares represented by such a grant would have been worth around £1 million at that time and would be worth nearly £4 million as at March 19, 2004. This option was not granted at that time as the share price rose very sharply and we decided to take external advice on this recommendation. Subsequently, on the basis of this advice, the

Remuneration Committee concluded that the most appropriate way to satisfy this historical recommendation was no longer through the grant of options but through a one-off cash award to be paid at a time which is appropriate having regard to our cash flows and similar considerations. The award was not paid and has now been waived. Due to the delays arising from this matter, Tani Dhamija did not receive a grant of options as awarded to other Executives under the Executive Share Option Scheme during 2002.
On 31 March 2004, Tani Dhamija will be resigning from her position as one of our executive directors. She has decided to waive any contractual right to this award so that the company she helped establish might continue to benefit from those funds. She will not receive any compensation in exchange for waiving this right.
(4)	Mr. Liney's bonus was awarded in respect of a contractual commitment relating to the year ended March 31, 2003.
(5)	Dr Talwar received compensation of (pounds) 68,765 for termination of office as of January 20, 2003. His options over shares, as described below, remain exercisable.
(6)	Peter Cochrane resigned from the Board on June 26, 2003. His fees for 2002 were received during the year. No fees were paid in respect of 2003 but all options over shares, as detailed below, were allowed to remain exercisable See "— Ownership of Share Options".

In addition, we reimburse the reasonable expenses of our Non-Executive Directors.

Certain of our Directors hold options over our ordinary shares, details of which are contained elsewhere in this Annual Report.

The aggregate remuneration paid to or accrued on behalf of our directors and senior managers as a Group for the year ended December 31, 2003 was (pounds) 1,306,730, in salaries, fees, commissions, bonuses and benefits in kind. This amount does not include expenses such as business travel, professional and business association dues and expenses reimbursed to directors.

Bonus payments

The Remuneration Committee establishes the objectives that must be met for each financial year if a cash bonus is to be paid. For a description of the Remuneration Committee, see "Item 6.C Board Practices — Board Committees — Remuneration Committee". The maximum performance related bonus that could be paid in 2003 to the Executive Directors was 40% of basic annual salary. The parameters for determining the amount of bonus to be awarded to the Executive Directors were based equally on achievement in three specific target areas: sales, profitability and individual objectives. The Remuneration Committee determined that no bonuses would be payable for 2003 in relation to the sales and profitability objectives; awards were made to Directors involved in the Travelbag acquisition for their significant efforts in completing the transaction. The policy for 2004 is that bonuses would be based on three specific target areas: sales, profitability and individual objectives. Based on achievement of those targets, Directors have the opportunity of earning bonuses of up to 100% salary.

Share options

The Company has operated a share option scheme since 1999, the ebookers.com Executive Share Option Scheme (the "Scheme"). Grants made under the Scheme prior to April 1, 2003 were, given the Company's original listing on Nasdaq, based on a model of vesting in four equal tranches on the first to fourth anniversaries of grant. The exercise price of such share options was the average market price over the three days prior to the grant. Once vested, the share options can be exercised up to ten years from the date of grant. No performance conditions were attached to these share options, granted to Executive Directors and other employees generally, as the Remuneration Committee at that time considered share options a valuable means of attracting, motivating and retaining employees in a start-up environment where only a relatively modest level of cash bonuses and other benefits were provided. Share options granted to Executive Directors under the Scheme to date have been provided on this basis and are set out in detail in "Item 6.E Share Ownership — Ownership of Share Options".

Following the receipt of external advice, the Remuneration Committee agreed on March 18, 2003 that, with effect from April 1, 2003, options granted to Executive Directors would follow the model whereby the whole option would vest on the third anniversary of grant with exercise available until the tenth anniversary. In addition, the Remuneration Committee agreed that performance criteria would be attached to options awarded from that date. The Remuneration Committee recognised that it is difficult to devise meaningful criteria for ebookers as it is in the early stages of its business development and growing rapidly. This was one reason why performance conditions had not been applied before. As a first step, the Committee have decided that for such awards of share options to Directors, performance targets would be measured over a three year period starting at the date of grant and 25% of the grant would vest based on an 8% absolute increase in Total Shareholder Return (TSR) over the Retail Prices Index (RPI), 100% would vest based on a 12% absolute increase in TSR over RPI with straight line vesting between those levels. If the Executive Directors have not met the options performance criteria at the third anniversary of grant the share options would lapse. The Remuneration Committee considered the adoption of underlying financial performance conditions such as Earnings per Share ("EPS") growth, but decided it would not be appropriate at present. This policy will be reviewed in the light of market practice and as the Company develops.

Pensions and Benefits

Only two of our directors receive pension contribution from ebookers. Mr. Dhamija receives an amount equal to 7 percent of his gross annual salary paid directly into a pension scheme of his choice. A payment of (pounds) 21,000 was made in 2003. Mr. Liney received an amount of (pounds) 20,764 paid directly into a pension scheme of his choice in 2003 in continuation of an arrangement from his employment at Travelbag. We made no other contributions to defined contribution schemes for the benefit of any other director in the year ended December 31, 2003.

We also provide private medical insurance for our employees insured through Norwich Union or AXA/PPP. All due contributions had been paid as at December 31, 2003. Our Executive Directors benefit from such insurance and the relevant amounts are included in the above table.

6.C    Board Practices

Directors' Employment Agreements

The following table summarizes the principal features of the service agreements of the Executive Directors of the Company and the terms of appointment of the Non-Executive Directors. The table does not include details of bonuses. These are determined by the remuneration committee and are related to collective and individual performance. Details of bonuses paid for the year ended December 31, 2003 are found elsewhere in this Annual Report. No Loans have advanced during the period to Directors or other executive officers.

Director(1)	Date of agreement	Annual salary/Fees	Period of notice
		(Pounds)
Dinesh Dhamija(2)(3)	October 2, 2002	300,000	12 months
Nigel Addison Smith	May 31, 2002	120,000	6 months
Tani Dhamija(4)	January 16, 2003	220,000	6 months
Peter Liney(5)	January 17, 2003	214,000	6 months
Sudhir Choudhrie(6)	July 12, 2002	20,000	4 weeks
John Donaldson(6)	July 24, 2002	20,000	4 weeks
David Gill(6) (7)	April 7, 2003	25,000	4 weeks
Jeffrey Sampler(6)	July 12, 2002	20,000	4 weeks
Peter Cochrane	October 25,1999	5,000	Resigned June 26, 2003
Sanjiv Talwar(8)	March 3, 1999	194,400	Resigned January 20, 2003

(1)	The Executive Directors and their dependent children are entitled to private health insurance cover and all the directors are entitled to benefit from director and officer liability insurance arranged by us. We have no obligation to provide and do not provide any other benefits (whether for pensions, the provision of motor cars, private telephone or otherwise) to our directors, except as disclosed elsewhere in this Annual Report.
(2)	Mr. Dhamija entered into a service agreement with us on and with effect from October 2, 2002. The Company shall pay 7 percent of Mr. Dhamija's annual salary into a pension scheme of his choosing, and shall also provide a car and car parking space for his benefit. The Company shall also reimburse Mr. Dhamija for all travel expenses incurred by him in traveling between London and Switzerland, his legal residence. Mr. Dhamija's service agreement provides that he shall not be required to perform his duties for any longer than three months during any period of notice, to effect an orderly handover of duties. The balance of any period of notice shall be paid in lieu.
(3)	Mr. Dhamija has entered into an individual option arrangement with us, which is detailed elsewhere in this Annual Report.
(4)	Mrs. Dhamija entered into a new service agreement with us on and with effect from January 16, 2003. Mrs. Dhamija's service agreement provides that she shall not be required to perform her duties for any longer than three months during any period of notice, to effect an orderly handover of duties. The balance of any notice period will be paid in lieu.
(5)	Mr. Liney was appointed as an Executive Director on March 18, 2003. Salary in lieu of notice period is payable on early termination.
(6)	Each of our Non-Executive Directors (Messrs Choudhrie, Donaldson, Gill and Sampler) have entered into letters of appointment with us. Messrs. Choudhrie, Donaldson, Gill and Sampler have been appointed for a period of two years. Upon termination of such appointment, the relevant Non-Executive Director will receive his director's fee on a pro-rata basis to the extent unpaid up to the date of termination.
(7)	Mr. Gill was appointed as a Non-Executive Director on April 7, 2003.
(8)	Dr. Talwar received compensation of (pounds) 68,765 for termination of office as of January 20, 2003.

Corporate Governance

The Board is responsible for the overall management of the Group and meets a minimum of four times a year. The Board has a schedule of matters specifically reserved for its decision and has established a number of committees. The Board delegates the day-to-day responsibility of managing the Company to the Executive Directors, who, along with the Company Secretary and Head of Human Resources, form the Group Management Committee.

All Directors bring independent judgement to bear on issues of strategy, performance and resources, including consideration of key appointments and standards of conduct. Directors receive agendas and detailed Board papers prior to each meeting together with regular and ad hoc reports and presentations from management.

The Board receives quarterly reports from management on key issues such as investment strategy, financial performance and operational matters. On June 17, 2003 the Board held a Strategy Day, during which it received and considered management presentations on key strategic issues facing the Group and identified Board priorities for the next year.

Directors have access to the advice and services of the Company Secretary who is responsible for ensuring that Board procedures are followed. Directors can also take advice from the Company's lawyers at the Company's expense. The Directors have access to independent professional advice if required and any training considered appropriate to their position, on appointment and as necessary thereafter. Directors also receive information about their responsibilities and duties from the Company's lawyers.

The Board has sought to ensure that Directors are properly briefed on issues arising at Board Meetings by establishing procedures for pre-approving agendas, the distribution of Board papers and in seeking further information from management as required.

Mr. Dinesh Dhamija undertakes the dual role of Chairman and Chief Executive Officer. For the present, the Board believes that, with the formation of the Group Management Committee, together with the strong independent element of the Board, there is sufficient distribution of responsibilities at the top of the Group to ensure that undue power is not concentrated in the hands of one individual.

Board Committees

The Board has delegated specific responsibilities to the Audit, Remuneration, and Nomination Disclosure Controls and Procedures and Share Option Allotment committees, all of which have fixed terms of reference. All members of the Audit, Remuneration and Nomination Committees are independent Non-Executive Directors.

Audit Committee

The Audit Committee is required to meet at least twice each year and convened five times during 2003. The Audit Committee consists of a minimum of three members of the Board. The Committee is chaired by Mr. David Gill, a chartered accountant who was appointed to the Committee and appointed Chairman of the Committee on April 30, 2003 following his appointment to the Board. Since June 26, 2003, the Committee has consisted of the following four members of the Board: Messrs. David Gill (Chairman), Sudhir Choudhrie, John Donaldson and Jeffrey Sampler. Mr. Peter Cochrane served on the Committee until June 26, 2003 when he resigned from the Board and was the previous Chairman of the Committee. The Chief Executive Officer, the Chief Financial Officer, the Group Internal Auditor and the external auditors are invited to attend these meetings as appropriate. The Committee can obtain outside legal or other independent professional advice at the Company's expense.

The Audit Committee is responsible for dealing with accounting matters, financial reporting and reviewing the effectiveness of the company's internal controls systems. The Committee reviews the quarterly, interim and annual financial statements and receives reports from the external auditors on the results of their audit, matters of internal financial control and accounting issues. The Committee also monitors the scope, results and cost-effectiveness of the external audit process, assesses the independence and objectivity of the auditors and authorises any non-audit work they may be asked to undertake, within a defined policy agreed by the Committee.

Remuneration Committee

The Remuneration Committee convened five times during 2003. The Remuneration Committee consists of a minimum of two members of the Board. The Committee is chaired by Mr. Sudhir Choudhrie and also consists of the following members: Messrs. John Donaldson, David Gill (from April 30, 2003) and Jeffrey Sampler. Mr. Peter Cochrane served on the Committee until June 26, 2003 when he resigned from the Board.

The Remuneration Committee measures the performance of the Executive Directors and determines their annual remuneration and benefits, including salary, bonuses, share options and pension rights. The remuneration of the Non-Executive Directors is determined by the Chief Executive Officer within limits set out in the Articles of Association. No Director is involved in deciding his own remuneration.

Nomination Committee

The Nomination Committee convened four times during 2003. The Nomination Committee is constituted from members of the Board and the quorum for decisions of the Committee is two. The Committee is chaired by Mr. Jeffrey Sampler and consists of the following additional members: Messrs. Sudhir Choudhrie, John Donaldson and David Gill (from April 30, 2003). Mr. Peter Cochrane served on the Committee until June 26, 2003 when he resigned from the Board. The Committee is responsible for recommending any new appointments to the Board and in 2003 recommended the appointment of David Gill following the consideration of a number of candidates. The Committee reviews the composition and balance of the Board and its committees and is authorised to employ the services of external recruitment advisers to assist them in carrying out their duties.

Disclosure Controls and Procedures Committee

The Disclosure Controls and Procedures Committee is responsible for ensuring that all disclosures made by the Company in relation to this and other filings are accurate and complete. Each member of the Committee is responsible for reviewing this Annual Report prior to filing and certifying that, to the best of his/her knowledge, all disclosures are accurate and complete.

Share Options Allotment Committee

The Share Options Allotment Committee was established by the Executive Board in November, 2002 to allot shares in respect of the exercise of options under the ebookers.com Executive Share Option Scheme 1999. The Committee has no power to grant options but merely to authorize the allotment of shares when an employee wishes to exercise options already granted to him or her.

Removal of Directors

Pursuant to the Companies Act and our articles of association, our shareholders may, by ordinary resolution passed by a simple majority, remove any director from office, notwithstanding any agreement between us and the director, but without prejudice to any claim the director may have for damages for breach of any agreement to which we are a party.

6.D    Employees

Location	Total number of employees
	(as at December 31, 2003)	(as at December 31, 2002)	(as at December 31, 2001)
United Kingdom and Ireland	902	383	298
India	710	365	132
Sweden	40	41	37
The Netherlands	43	37	35
Spain	41	33	29
France	30	32	27
Finland	32	36	22
Germany	15	18	15
Switzerland	18	8	7
Norway	15	12	1
TOTAL	1,846	965	603

The increase in employees in the United Kingdom reflects the acquisition of Travelbag and the increase in employees in India reflects the organic growth of that operation as described elsewhere in this Annual Report.

6.E    Share ownership

Employee Share Schemes

An employee share option scheme is in operation. The employee share option scheme is aimed to encourage employee retention and commitment to ebookers plc through long-term fiscal rewards. As at December 31, 2003 and in addition to the individual option arrangements into which we have entered with some of our Directors referred to below, 7,108,319 options on ordinary shares of (pounds) 0.14 each were outstanding as set out in the table below. All these options were granted for no consideration under the ebookers.com plc Executive Share Option Scheme 1999 described below. The options were granted between November 11, 1999 and December 9, 2003 and every option has an exercise period which lapses on the tenth anniversary of its grant therefore the end of the exercise period for each option granted will be between November 11, 2009 and December 9, 2013.

Note that the options set out in the table below relate to the ebookers.com plc Executive Share Option Scheme 1999 and exclude options granted to our Chairman, former Managing Director and Non-Executive Directors which are more fully described elsewhere in this Annual Report.

Option price	No. of shares under option as at December 31, 2003
£2	48,685
£2-£3	2,373,927
£3-£4	1,667,478
£4-£5	1,232,313
£5-£6	1,630,534
£6	155,382
TOTAL	7,108,319

We expect to incur National Insurance charges relating to the above options and to any options granted to our Directors on or after April 6, 1999 referred to below but not the options granted under the Inland Revenue approved scheme described below, provided they are exercised in an Inland Revenue approved way on the difference between the market value of the shares at the exercise date and the option price, at the National Insurance rate applicable at the date of exercise.

The ebookers.com plc Executive Share Option Scheme 1999

This scheme has an Inland Revenue approved appendix for our employees in the United Kingdom. The main part of the scheme is unapproved by the Inland Revenue and options may be granted thereunder to employees in the United Kingdom and our other European offices.

Summary of unapproved appendix to the scheme

Eligibility — Executive Directors, and most employees or classes of employees of ebookers plc and any designated subsidiaries or holding companies are eligible to participate in the scheme.

Grant of options — The board of ebookers plc or a duly authorized committee may, at their discretion, grant options to acquire shares under the scheme. Options may be granted subject to certain conditions based on objective criteria. Options may be granted at any time within the ten year period following the date of adoption of the scheme by the Directors.

Options granted under the unapproved part of the scheme will not be eligible for favorable tax treatment. Options may also be granted under the Inland Revenue-approved part of the scheme (contained in the schedule) and these options are eligible for favorable tax treatment currently up to a maximum of (pounds) 30,000 per person.

Options must be granted with an option price which is no less than the nominal value of an ebookers plc ordinary share. No consideration is payable for the grant of options.

Exercise of option — The options will normally become exercisable over a four year period commencing on the first anniversary of the date of grant, provided that the optionholder remains an employee or director of ebookers plc or an associated company. Options may, however, be exercised within six months of cessation of employment in certain circumstances, for example, if an option holder ceases to be a Director or employee of ebookers plc or an associated company due to ill health, injury, disability, redundancy, retirement or change of control or transfer of all or part of his employing company outside the Group. The rules of the scheme were changed on July 30, 2003 so that, for options granted after that date, only vested options would be exercisable in those circumstances. The Directors may, at their discretion, extend that period.

Options may also be exercised early in the event of a takeover, winding-up, reconstruction or amalgamation of ebookers plc, within a limited period. In addition, in the event of a takeover or reconstruction, an option holder may be given the opportunity of exchanging his options over our shares for options over shares in the acquiring company. If an option holder ceases to be a Director or employee by reason of misconduct or poor performance, all his options will lapse on cessation of such employment, subject to the discretion of the directors. In any event, all options which have not been exercised or have not otherwise lapsed will lapse on the tenth anniversary of the grant of the option.

Except for transmission of an option on the death of an option holder to their personal representative (to be exercised within one year of the death of the option holder), options are not transferable and may only be exercised by the persons to whom they are granted.

Issue of shares — Shares in ebookers plc issued on the exercise of options will rank equally with shares in issue at that time, except in respect of rights arising by reference to a prior record date. The rules of the scheme were changed on July 30, 2003 so that, for options granted after that date, the Company reserves the right to provide shares equal in value to the difference between the option price and the market price. These are termed "Equity Settled Options". This is in order to help preserve headroom under the scheme while still providing the gain in the value of the option to the participants.

Variation in share capital — The number of shares underlying each option and the amount payable for each share on the exercise of an option may be adjusted following certain variations in the share capital of ebookers plc, including a capitalization or rights issue, sub-division, consolidation or reduction of share capital.

Scheme limits — The total number of shares over which options may be granted under the scheme in any period of ten years may not exceed 14.5 percent of issued share capital on the date of grant.

Amendments — Our Board or a duly authorized committee may amend any provision of the scheme and the terms of options.

Termination — Our Board or a duly authorized committee may, at any time, terminate the scheme. If this happens, no further options will be granted but the provisions of the scheme will continue in relation to options already granted. In any event, no options may be granted after the tenth anniversary of the date on which the scheme was adopted by the Directors and the scheme will automatically terminate on that date.

Summary of Inland Revenue approved appendix to the scheme

The Inland Revenue-approved part of the scheme is substantially similar to the unapproved scheme subject to the following differences.

Eligibility — Most employees or Directors of ebookers plc, its subsidiaries or any other company permitted by the Inland Revenue to participate in the scheme (and which has been designated by the directors as a participating company) who are (in the case of a Director of ebookers plc) required to devote at least 25 hours a week and who are not excluded by reason of the material interest provisions in the Taxes Act, are eligible to participate in the scheme.

Grant of options — Options will be granted with an option price which is no less than the market value of an ebookers plc ordinary share on the date of grant (or such other date as may be agreed with the Inland Revenue).

Any performance conditions must be set out in documentation to be approved in advance by the Inland Revenue.

Individual limits — Participation in the scheme is limited so that, at any one time, the aggregate market value of ebookers plc ordinary shares subject to outstanding options granted to any employee or Director under Inland Revenue-approved executive share option schemes established by ebookers plc or any of its associated companies does not exceed (pounds) 30,000 per person.

Issue of shares — Equity Settled Options are not permitted.

Variation in share capital — No adjustment in the number of shares subject to each option or the amount payable for each share on the exercise of an option may be made without the prior approval of the Inland Revenue.

Amendments — No changes that would affect the Inland Revenue Approved Schedule or any options granted under that schedule may be made without first obtaining the prior consent of the Inland Revenue.

Individual Option Agreement

We have entered into an individual option agreement with Mr. Dhamija in respect of the Company's ordinary shares. Details are set out below.

Grant of option — Under an option agreement with Mr. Dhamija dated October 2, 2002 (as amended), ebookers plc granted Mr. Dhamija a series of five options, each of which entitles Mr. Dhamija to subscribe for shares of (pounds) 0.14 each equal to 1 percent of the issued ordinary share capital of ebookers on the business day immediately preceding the date of exercise.

The options were granted with the following option prices: $100,000 for the first option, $200,000 for the second option, $300,000 for the third option, $350,000 for the fourth option and $400,000 for the fifth option.

No consideration was payable for the grant of the options.

Exercise of options — The first option was exercisable at any time after May 16, 1999, and the second option was exercisable at any time after November 11, 1999. The remainder of the options became exercisable over an 18 month period beginning on May 12, 2000, and generally remain exercisable through October 20, 2009.

In the event of a takeover, scheme of arrangement or winding-up, the options may be exercised within a limited period of time prior to or following that event, at the end of which they will lapse.

All options which have not been exercised will lapse on the April 2, 2009. Since all of the options are now vested exercise of them is not dependent upon Mr. Dhamija continuing as an employee or Director.

Except for transmission of an option on the death of Mr. Dhamija to his personal representative (such option to be exercised within one year of his death), options are not transferable and may only be exercised by Mr. Dhamija.

Issue of shares — Shares in ebookers plc issued to Mr. Dhamija on the exercise of his options will rank equally with shares in issue at that time, except in respect of rights arising by reference to a prior record date.

Variation in share capital — The number of shares underlying each option or the amount payable for each share on the exercise of an option may be adjusted (including retrospective adjustments), subject to the consent of Mr. Dhamija, following certain variations in share capital of ebookers, including a capitalization or rights issue, sub-division, consolidation or reduction of share capital provided that such adjustment does not adversely affect the rights of Mr. Dhamija.

Directors' and Executive Officers' Share Ownership

The following table shows the number of ordinary shares beneficially owned by our Directors and former Directors and Executive Officers (as a group) as of March 19, 2004.

Beneficial Owner	Ordinary Shares Beneficially Owned		Percent(1)
Dinesh Dhamija (2)(3)(4)	26,985,700	(4)	41.53%
Nigel Addison Smith (3)	12,000		0.01%
Tani Dhamija (3)	0		—
Peter Liney(3)	0		—
Sudhir Choudhrie (5)	8,768		0.01%
John Donaldson	15,547		0.03%
David Gill	0		—
Jeffrey Sampler (5)	8,768		0.01%
Peter Cochrane (5)	0		—
Sanjiv Talwar (5)	644		0.01%
Other Executive Officers (as a group)	0		—
TOTAL	27,031,427		41.60%

(1)	The percentage of issued share capital as at March 19, 2004 is based on the ordinary issued share capital of ebookers plc of 64,975,958 ordinary shares.
(2)	Options have been granted under an individual agreement with Mr. Dhamija which is described elsewhere in this document.
(3)	Options granted to Mr. Addison Smith, Mrs. Dhamija, Mr. Liney and a further grant to Mr. Dhamija, as well as Mrs. H O'Byrne and Mr. P Kennedy (all set out in the table below) were granted under the ebookers.com plc Executive Share Option Scheme 1999.
(4)	Flightbookers Investments Limited directly beneficially owns 26,985,700 ordinary shares representing approximately percent of the outstanding ordinary shares of ebookers plc. As a result of his interest under a trust which controls Flightbookers Investments Limited, Mr. Dhamija has a beneficial interest in the 26,985,700 shares held by Flightbookers Investments Limited. However, Dinesh Dhamija has a Relationship Agreement dated March 19, 2001 between him and the Company. Pursuant to this agreement, Dinesh Dhamija has provided undertakings to the Company in relation to the exercise of his voting rights in respect of the ordinary share capital of the Company such that the Company is capable at all times of carrying on business independently of him. All transactions entered into between him and the Company are, and will be, made on an arm's length basis and on normal contractual terms.
(5)	Options were granted to Dr Talwar under an individual agreement. Options granted to Peter Cochrane, Sudhir Choudhrie and Jeffrey Sampler (all set out in the table below) were granted outside the ebookers.com plc 1999 Executive Share Option Scheme.

Ownership of Share Options

The following table provides certain information relating to share options held by members of our Board as of December 31, 2003 or date of resignation, whichever occurred earlier in time.

Name	No. of share options at December 31, 2003 (or date of resignation) Unvested Vested		Option price	Dates from which options may be exercised	Expiry date
Dinesh Dhamija	—	5% of SC(1)	$100,000	1% fr 5/16/99	10/20/09
			$200,000	1% fr 11/11/99	10/20/09
			$300,000	1% fr 5/11/00	10/20/09
			$350,000	1% fr 11/11/00	10/20/09
			$400,000	1% fr 11/11/01	10/20/09
	87,336	—	£3.435	01/29/04	01/29/13
	87,336	—	£3.435	01/29/05	01/29/13
	87,336	—	£3.435	01/29/06	01/29/13
	87,336	—	£3.435	01/29/07	01/29/13

Nigel Addison Smith	—	2,650	£2.825	07/02/03	07/01/12
	2,650		£2.825	07/02/04	07/01/12
	2,650		£2.825	07/02/05	07/01/12
	2,650		£2.825	07/02/06	07/01/12
		35,000	£2.15	07/02/03	07/01/12
	35,000	—	£2.15	07/02/04	07/01/12
	35,000	—	£2.50	07/02/05	07/01/12
	35,000	—	£2.50	07/02/06	07/01/12

Tani Dhamija	64,046	—	£3.435	01/29/04	01//28/13
	64,046	—	£3.435	01/29/05	01//28/13
	64,047	—	£3.435	01/29/06	01//28/13
	64,047	—	£3.435	01/29/07	01//28/13

Peter Liney	3,030	—	£2.475	03/24/04	03/23/13
	3,030	—	£2.475	03/24/05	03/23/13
	3,030	—	£2.475	03/24/06	03/23/13
	3,031	—	£2.475	03/24/07	03/23/13
	83,469	—	£2.475	03/24/04	03/23/13
	83,470	—	£2.475	03/24/05	03/23/13
	83,470	—	£2.475	03/24/06	03/23/13
	83,470	—	£2.475	03/24/07	03/23/13

Sudhir Choudhrie	—	2,348	£0.17	01/01/01	12/31/10

Jeffrey Sampler	—	1,794	£0.17	01/01/01	12/31/10

Name	No. of share options at December 31, 2003 (or date of resignation) Unvested Vested		Option price	Dates from which options may be exercised	Expiry date
Peter Cochrane (2)	— —	21,28021,280	£2.78	10/25/00 10/25/01	10/24/09 10/24/09
	—	21,280	£5.56	10/25/02	10/24/09
	—	21,280	£5.56	10/25/03	10/24/09

Sanjiv Talwar (2)(3)	—	1.5	$150,000	0.75% fr 14/05/99	04/02/09
			$200,000	0.75% fr 11/11/99	02/04/09
	—	1	$4.35	05/11/00	02/04/09
	—	1	$1.15	11/11/00	02/04/09

Helen O'Byrne	—	2,427	£3.09	08/28/03	08/27/12
	2,427	—	£3.09	08/28/04	08/27/12
	2,427	—	£3.09	08/28/05	08/27/12
	2,427	—	£3.09	08/28/06	08/27/12
	—	10,000	£1.00	08/28/02	08/27/12
	—	27,659	£3.09	08/28/03	08/27/12
	27,659	—	£3.09	08/28/04	08/27/12
	27,660	—	£3.09	08/28/05	08/27/12

Paul Kennedy	1,738		£4.44	07/01/04	06/30/13
	1,738		£4.44	07/01/05	06/30/13
	1,738		£4.44	07/01/06	06/30/13
	1,738		£4.44	07/01/07	06/30/13
	9,523		£4.44	07/01/04	06/30/13
	9,523		£4.44	07/01/05	06/30/13
	9,523		£4.44	07/01/06	06/30/13
	9,523		£4.44	07/01/07	06/30/13

(1)	"SC" equals ordinary issued share capital of ebookers plc on the business day immediately preceding the date of exercise.
(2)	Mr. Peter Cochrane resigned from ebookers plc on June 26, 2003 and Mr. Sanjiv Talwar resigned from ebookers plc on January 20, 2003. Notwithstanding this, their options remained exercisable as shown above.
(3)	During 2003, Mr. Sanjiv Talwar exercised a portion of his subsisting options and currently has options amounting to 0.42% of SC (1) outstanding at an option price of $4.35 per share

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A    Major shareholders

As at the dates noted below, ebookers plc had been notified of the following interests of three percent. or more in its issued ordinary shares.

March 19, 2004
Beneficial Owner	Number of Ordinary Shares Held	Per cent(2)
Flightbookers Investments Limited(1)	26,985,700	41.53

December 31, 2003
Beneficial Owner	Number of Ordinary Shares Held	Per cent(3)
Flightbookers Investments Limited(1)	26,985,700	41.56

December 31, 2002
Beneficial Owner	Number of Ordinary Shares Held	Per cent(4)
Flightbookers Investments Limited(1)	25,964,136	51.86

December 31, 2001
Beneficial Owner	Number of Ordinary Shares Held	Per cent(5)
Flightbookers Investment Limited(1)	25,964,136	55.44

(1)	As at March 19, 2004, Flightbookers Investments Limited directly owns 26,985,700 ordinary shares representing approximately 41.53% of the outstanding ordinary shares of ebookers plc. As a result of his interest under a trust which controls Flightbookers Investments Limited, Mr. Dhamija has a beneficial interest in the 26,985,700 shares held by Flightbookers Investments Limited. However, Dinesh Dhamija has a Relationship Agreement dated March 19, 2001 between him and the Company. Pursuant to this agreement, Dinesh Dhamija has provided undertakings to the Company in relation to the exercise of his voting rights in respect of the ordinary share capital of the Company such that the Company is capable at all times of carrying on business independently of him. All transactions entered into between him and the Company are, and will be, made on an arm's length basis and on normal contractual terms.
(2)	The percentage of issued share capital as at March 19, 2004 is based on the ordinary issued share capital of ebookers plc of 64,975,958 ordinary shares.
(3)	The percentage of issued share capital as at December 31, 2003, is based on the adjusted ordinary issued share capital of ebookers of 64,931,348 ordinary shares.
(4)	The percentage of issued share capital as at December 31, 2002, is based on the adjusted ordinary issued share capital of ebookers plc of 50,061,736 ordinary shares.
(5)	The percentage of issued share capital as at December 31, 2001, is based on the adjusted ordinary issued share capital of ebookers plc of 46,833,516 ordinary shares.

Save as stated above, no other person has notified us of an interest, which is notifiable under the Companies Act 1985, being an interest of three percent or more in our issued ordinary share capital.

According to records available to ebookers plc at December 31, 2003, 19,009,810 ordinary shares (being approximately 29.28% percent of the issued share capital) were held as ADR's by 6 shareholders with registered addresses in the United States.

No major shareholder has different voting rights than any other holder of ordinary shares. Except as otherwise disclosed above and to the best of our knowledge, we are not aware of being directly or indirectly owned or controlled by one or more corporations or by any government.

7.B    Related party transactions

There have been no material related party transactions during the last fiscal year to which any Director, Executive Officer or 3% shareholder, or any relative or spouse of any of them, or any entity owned or controlled by any of the foregoing was a party. There is no indebtedness owed to ebookers plc by any Director, Executive Officer or 3% shareholder.

7.C    Interests of experts and counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

Reference is made to Item 18 for a list of all financial statements and notes related thereto filed as part of this Annual Report.

For information on legal proceedings, please refer to "Item 4.B Business Overview — Legal Proceedings".

ITEM 9.    THE OFFER AND LISTING

9.A    Listing Details

Our ADRs, each representing two ordinary shares, are quoted on the Nasdaq National Market and our ordinary shares are listed on the London Stock Exchange. JP Morgan Chase Bank is our depositary issuing ADRs under the deposit agreement, as amended, dated November 11, 1999, among us, JP Morgan Chase Bank, as depositary, and the holders from time to time of ADRs.

Our ADRs are quoted under the symbol "EBKR" on the Nasdaq National Market and our ordinary shares are quoted under the symbol "EBR" on the London Stock Exchange.

On April 8, 2002, we announced our intention to delist our ADRs from the Neuer Markt of the Frankfurt Stock Exchange and our ADRs were officially delisted on October 15, 2002.

The following tables set forth, for the periods indicated, the reported high and low sales prices of our ADRs on the Nasdaq National Market and the London Stock Exchange at the close of relevant trading days. Where the same price was recorded on consecutive days, the first day has been used when exchange rates have been calculated.

Nasdaq National Market

	U.S. dollars per ADR (One ADR represents two ordinary shares)
Fiscal Year Period	High	Low
1999	27.75	17.31
2000	42.94	2.38
2001	5.00	2.00
2002	12.91	2.54
2003	20.51	5.86
2002 First quarter	3.53	2.54
Second quarter	9.83	3.01
Third quarter	9.35	4.65
Fourth quarter	12.91	6.15
2003 First quarter	12.62	6.25
Second quarter	17.32	5.86
Third quarter	20.51	15.70
Fourth quarter	17.75	13.60
September 2003	20.51	17.74
October 2003	17.75	13.60
November 2003	17.20	14.58
December 2003	15.37	13.62
January 2004	18.06	14.48
February 2004	17.11	15.28

The highest closing market price achieved by ADRs on the Nasdaq National Market in 2003, 2002, 2001 and 2000 was $20.51, $12.91, $5.00 and $42.94, respectively. The lowest closing market price experienced by our ADRs in 2003, 2002, 2001 and 2000 was $5.86, $2.54, $2.00 and $2.38, respectively.

The London Stock Exchange

	Pence per Share		Equivalent value in U.S. dollars per Ordinary Share(1) (One ADR represents two ordinary shares)
Fiscal Year Period	High	Low	High	Low
1999	N/A	N/A	N/A	N/A
2000	N/A	N/A	N/A	N/A
2001	172.5	68.0	2.38	1.00
2002	402.5	94.0	6.39	1.33
2003	626.0	185.0	9.93	2.91
2002 First quarter	122.5	94.0	1.74	1.33
Second quarter	340.0	104.0	5.10	1.49
Third quarter	320.0	150.0	4.87	2.36
Fourth quarter	402.5	220.0	6.39	3.45
2003 First quarter	402.5	200.0	6.43	3.21
Second quarter	500.0	185.0	8.34	2.91
Third quarter	626.0	454.0	9.93	7.55
Fourth quarter	534.0	375.0	8.90	6.57
September 2003	626.0	525.0	9.93	8.73
October 2003	534.0	417.5	8.90	6.93
November 2003	503.0	413.0	8.44	7.02
December 2003	433.0	375.0	7.45	6.57
January 2004	496.0	396.5	8.93	7.07
February 2004	465.0	415.0	8.69	7.55

(1)	U.S. dollar equivalents of the pence per share price are derived using the noon buying rates on the date of the relevant high or low, respectively.

The highest closing market price achieved by our ordinary shares on the London Stock Exchange in 2003, 2002 and 2001 was £6.26, £4.03 and £1.73, respectively. The lowest closing market price achieved by our ordinary shares in 2003, 2002 and 2001 was £1.85, £0.94 and £0.68, respectively.

9.B    Plan of Distribution

Not applicable.

9.C    Market

See "9.A Listing Details".

9.D    Selling Shareholders

Not applicable.

9.E    Dilution

Not applicable.

9.F    Expenses of Issue

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

10.A    Share Capital

Not applicable.

10.B    Memorandum and Articles of Association

Information with respect to the Item 10.B, Memorandum and Articles of Association, is hereby incorporated into this Annual Report by reference to the Form F-1 Registration Statement (File No. 333-11062) previously filed with the Securities and Exchange Commission ("SEC").

10.C    Material contracts

We or our subsidiaries are a party to the following material contracts which were not entered into in the ordinary course of business within the two years immediately preceding the date of this document, which may contain provisions under which we or any of our subsidiaries have obligations or entitlements which are material to us and our subsidiaries as at the date of this document:

(a) a share purchase agreement dated January 21, 2003 between us and Port of Hercules Trustees Limited, David Betsworth, Russell Webber, Jeremy Bridge, Brian Barton, Caroline Barton, Bruce Rose, Andrew Monk, Peter Anthony Wade and 3i Group plc under which we acquired the whole of the issued share capital of Travelbag Holdings Limited for a purchase consideration of (pounds) 53.2 million. The vendors gave certain warranties, their liability in respect of which is capped at (pounds) 30 million. Part of the total consideration paid to the vendors was in the form of shares issued by the Company as fully paid. The agreement also contains certain restrictive covenants from the vendors in favor of the Company for a period of two years from the completion of the acquisition, which restricts certain employees of the vendor from carrying out in the United Kingdom or Australia any business similar to that carried on by the acquired business.

(b) a banking facilities agreement dated January 21, 2003 between us and Barclays Bank plc ("Barclays") whereby Barclays established a (pounds) 15,000,000 term loan, a (pounds) 10,000,000 revolving credit facility and a (pounds) 10,000,000 guarantee facility, reduced to (pounds) 7,500,000 after three months. On September 26, 2003, the guarantee facility was increased to (pounds) 10,750,000 and the revolving credit facility was reduced to (pounds) 6,750,000. As of December 31, 2003, the (pounds) 15,000,000 term loan was outstanding. The term loan is repayable in equal biannual installments with the first due on July 31, 2004 and the last due on January 31, 2008. Interest on the term loan and any amounts outstanding under the revolving credit facility is currently payable at a rate of LIBOR plus 2.25% per year. This rate with respect to each facility reduces to 1.75% and 1.5% provided certain profit targets are met. The facilities agreement requires compliance with certain financial covenants based on ratios of our indebtedness to earnings before interest and taxes ("EBIT"), our ratio of operating cash flow to debt service, our ratio of cash to trade creditors, our net worth, our absolute EBIT and our absolute cash flow. The facilities agreement also requires compliance with certain operating and other covenants which limit, among other things, the incurrence of additional indebtedness by us and our subsidiaries, sales of assets, mergers, distributions to shareholders, investments, acquisitions and grants of security interests. The facilities agreement prohibits the payment of dividends.

On August 18, 2003, Barclays agreed to waive compliance with certain financial covenants and we and Barclays agreed to amend certain of the financial covenants contained in the facilities agreement. At that time, we also agreed not to borrow under the revolving credit facility without Barclay's prior consent. On October 30, 2003, Barclays agreed to waive compliance with certain financial covenants, and we and Barclays plc agreed to further amendments to the covenants.

In 2004, we have entered into a new facility within the £32.5 million Facility for £5.5 million on substantially the same terms as the £15 million Term Loan, which was drawn down in March 2004. This is being used for working capital purposes.

See "Item 5. Operating and Financial Review and Prospects — Recent Developments" for a discussion of other agreements we entered into after the period covered by this Annual Report.

10.D    Exchange Controls

There are currently no U.K. foreign exchange control restrictions on (1) the import or export of capital, including the availability of cash and cash equivalents for use by us or (2) the payments of dividends, interest or other distributions to non-resident holders of our securities.

10.E    Taxation

The following is a summary of certain material U.S. federal and U.K. tax consequences of the ownership and disposition of ordinary shares or of ADSs evidenced by ADRs.

This summary applies to you only if you are a U.S. Holder. You will be a U.S. Holder if you are a beneficial owner of ADSs or ordinary shares and you are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any State within the United States; or

•	otherwise subject to U.S. federal income tax on a net income basis in respect of the ordinary shares or ADSs.

United Kingdom Tax Considerations

This discussion summarizes certain material U.K. tax consequences of the acquisition, ownership and disposition of ordinary shares or ADSs by you if you are not resident or ordinarily resident in the United Kingdom for U.K. tax purposes.

You should consult your own tax advisors as to the particular tax consequences to you under U.K. laws of the acquisition, ownership and disposition of ordinary shares or ADSs.

Taxation of Dividends and Distributions

Under current U.K. taxation legislation, no tax is required to be withheld at source from cash dividend payments by ebookers plc.

United Kingdom Taxation of Capital Gains

If you are not resident or ordinarily resident in the United Kingdom then, subject to the comments below, you will not ordinarily be liable for U.K. tax on capital gains realized on the disposal of an ordinary share or ADS for tax purposes unless, at the time of the disposal, you carry on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment and the ordinary share or ADS you dispose of is, or has been, held or acquired for the purposes of that trade or branch, agency or permanent establishment carried on by you in the United Kingdom.

If you are an individual and on or after March 17, 1998 you have ceased to be resident or ordinarily resident for tax purposes in the United Kingdom and continue not to be resident or ordinarily resident in the United Kingdom for a period of less than five years of assessment and dispose of ordinary shares or ADSs during that period, you may also be liable on your return to the United Kingdom to U.K. tax on capital gains realized on the disposal subject to any available exemption or relief, notwithstanding that you are not resident or ordinarily resident in the United Kingdom at the time of the disposal.

United Kingdom Inheritance Tax

Ordinary shares or ADSs are assets situated in the United Kingdom for the purposes of U.K. inheritance tax. Subject to the discussion of the estate tax treaty in the next paragraph, if you are an individual, ordinary shares or ADSs beneficially owned by you will be subject to U.K. inheritance tax on your death or, in some circumstances, if the ADSs are the subject of a lifetime gift made by you, including a transfer at less than full market value. U.K. inheritance tax is not generally chargeable on gifts to individuals or to some types of settlement provided such gift or settlement was made more than seven years before the death of the donor. Special rules apply to ordinary shares or ADSs held in a settlement.

If you are an individual and your domicile is determined to be the United States for the purposes of the estate and gift tax convention between the United States and the United Kingdom ("the estate tax treaty") and you are not a national of the United Kingdom, an ordinary share or ADS held by you will not be subject to U.K. inheritance tax on your death or on a lifetime transfer by you of the ordinary share or ADS except where the share or ADS:

•	is part of the business property of a U.K. permanent establishment of an enterprise, or

•	pertains to a U.K. fixed base of an individual used for the performance of independent personal services.

The estate tax treaty generally provides a credit against U.S. federal tax liability for the amount of any tax paid in the U.K. in a case where the ordinary share or ADS is subject both to U.K. inheritance tax and to U.S. federal estate or gift tax.

United Kingdom Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

U.K. stamp duty and/or SDRT will, subject to specific exceptions, be payable on the issue or transfer of ordinary shares:

•	to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or

•	to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts.

In such case, the applicable rate of stamp duty and/or SDRT will be 1.5 percent, rounded up to the nearest £5, of the amount or value of any consideration given for the ordinary shares or, in certain circumstances, the value of the ordinary shares or in the case of an issue to such persons, the issue price of the ordinary shares.

The 1.5% charge will apply to transfers of ordinary shares to the custodian for deposits under the ADSs deposit agreement. In accordance with the terms of the ADS deposit agreement, any tax or duty payable by the custodian or its nominees or agents on any transfers of ordinary shares to them will be charged by the custodian to the party to whom the corresponding ADSs are delivered.

In practice, no U.K. stamp duty will be payable on a transfer of an ADS, or on a transfer of the beneficial ownership of an ADS, provided that the relevant instrument of transfer or written agreement to transfer is not executed in or brought into the U.K. An agreement to transfer an ADS, or the beneficial ownership of an ADS will not give rise to SDRT. On a transfer of ordinary shares from the custodian to a holder of an ADR upon cancellation of the ADS, a fixed stamp duty of £5 per instrument of transfer will be payable. Any transfer for value of the underlying ordinary shares represented by ADSs or agreement to transfer these underlying ordinary shares may give rise to a liability on the transferee to stamp duty or SDRT.

No U.K. stamp duty and, except as described above, no SDRT will be payable on the issue of ordinary shares by ebookers plc.

Subject to certain exceptions, a transfer on sale of ordinary shares will attract ad valorem U.K. stamp duty at the rate of 0.5 percent (rounded up to the nearest multiple of £5) of the amount or value of the consideration for the transfer. Generally, ad valorem stamp duty applies neither to gifts nor on a transfer from a nominee to the beneficial owner, although in cases of transfers where no ad valorem stamp duty arises, a fixed U.K. stamp duty of £5 may be payable. SDRT at a rate of 0.5 percent of the amount or value of the consideration for the transfer may be payable on an unconditional agreement to transfer ordinary shares. If within six years of the date of the agreement or, if the agreement was conditional, the date the agreement became unconditional, an instrument transferring the ordinary shares is executed and stamped, any SDRT paid may be repaid or, if it has not been paid the liability to pay the SDRT, but not necessarily interest and penalties, would be cancelled. SDRT is chargeable whether the agreement is made or effected in the United Kingdom or elsewhere and whether or not any party is resident or situated in any part of the United Kingdom. SDRT is generally a liability of the purchaser and stamp duty is normally paid by the purchaser.

United States Federal Income Taxation

This discussion summarizes certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares and ADSs.

This summary applies only to U.S. Holders (as defined above) that will hold ordinary shares or ADSs as capital assets. This summary is based upon United States tax laws, including the United

States Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury Regulations, rulings, judicial decisions, administrative pronouncements, the Convention Between the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income and on Capital Gains, signed July 24, 2001 together with a related Protocol (the "U.S.-U.K. income tax treaty"), all as currently in effect, and all of which are subject to change or changes in interpretation, possibly with retroactive effect.

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

The following summary is of a general nature and does not address all U.S. federal income tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to:

•	persons that own, directly or indirectly, 10 percent or more of our share capital or voting stock,

•	U.S. expatriates,

•	banks,

•	financial institutions,

•	insurance companies,

•	persons liable for the alternative minimum tax,

•	individual retirement accounts and other tax-deferred accounts,

•	regulated investment companies,

•	tax-exempt organizations,

•	dealers in securities or currencies,

•	persons who acquired their ordinary shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation,

•	persons that hold ordinary shares or ADSs as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes, or

•	persons whose functional currency is not the U.S. dollar.

If a partnership holds ordinary shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds ordinary shares or ADSs, you are urged to consult your own tax advisor regarding the specific tax consequences of acquiring, owning and disposing of the ordinary shares or ADSs.

The summary of U.S. federal income tax consequences set out below is for general information only. You should consult your own tax advisors as to the particular tax consequences to you of acquiring, owning and disposing of the ordinary shares or ADSs, including your eligibility for the benefits of the U.K.-U.S. income tax treaty, and the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

U.S. Holders of ADSs

For U.S. federal income tax purposes, an owner of ADSs will be treated as the owner of the corresponding number of underlying ordinary shares held by the depositary, and references to ordinary shares in the following discussion refer also to ADSs.

Taxation of Dividends

We have never paid cash dividends to our shareholders and we currently do not anticipate paying dividends for the foreseeable future. If we were to pay a dividend, you generally would be subject to tax on these dividends as foreign source dividend income to the extent they were paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, and would not be eligible for the dividends received deduction allowed to corporations. Any dividends that exceed our current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares or ADSs and thereafter as capital gain. We do not currently intend to calculate our earnings and profits in accordance with U.S. federal income tax principles and as a result, distributions paid by us generally will be treated as dividends.

Pursuant to recently enacted legislation, dividends that meet certain requirements and that are paid to individual holders and certain trusts and estates are eligible for reduced rates of taxation. If we pay a dividend in the future, we will notify you as to the eligibility of our dividends for these reduced rates.

The amount of any distribution paid in foreign currency will be included in your gross income in an amount equal to the U.S. dollar value of the foreign currency received calculated by reference to the spot rate in effect on the date you actually or constructively receive it (in the case of ordinary shares) or the date of receipt by the depositary (in the case of ADSs), regardless of whether the foreign currency is converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the distribution. If the foreign currency received in the distribution is not converted into U.S. dollars on the date of receipt, you generally will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the foreign currency will be treated as U.S. source ordinary income or loss.

Generally, dividend distributions paid by us on our ordinary shares or ADSs will constitute foreign source "passive income" or, in the case of certain U.S. Holders, "financial services income," for purposes of computing allowable foreign tax credits for US tax purposes. The rules relating to the determination of the U.S. foreign tax credit are complex and you should consult your own tax advisor regarding the rules surrounding the foreign tax credit.

Taxation of Capital Gains

Upon a sale or other disposition of ADSs or ordinary shares you will generally recognize U.S. source capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your adjusted tax basis in the ADSs or ordinary shares. This capital gain or loss will be long-term capital gain or loss if your holding period in the ADSs or ordinary shares exceeds one year. Gains realized by individuals generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Deposits and withdrawals of ordinary shares by you in exchange for ADSs should not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Considerations

A foreign corporation will be a PFIC in any taxable year in which either (i) at least 75% of its gross income is "passive income" or (ii) at least 50% of the average value of its assets is attributable to assets which produce "passive income" or are held for the production of "passive income". Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from certain commodities and securities transactions. We currently believe that we were not a PFIC for U.S. federal income tax purposes for the year ended December 31, 2003. However, this is a factual determination that depends upon the composition of our income and assets and the market value of our ordinary shares and ADSs from time to time and is subject to change. Therefore, there can be no assurance that we will not be considered a PFIC for any taxable year. If we determine we are a PFIC in a future year we will notify you in our Form 20-F for that year.

If we are treated as a PFIC for any taxable year during which you held ordinary shares or ADSs, certain adverse consequences could apply to you. Gains recognized on a sale or other disposition of the ordinary shares or ADSs would be allocated ratably over your holding period for the ordinary shares or ADSs. The amount allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ordinary shares or ADSs in excess of 125% of the average of the annual distributions on ordinary shares or ADSs received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available to you that may mitigate some of the adverse consequences resulting from PFIC status. However, regardless of whether such elections are made, dividends paid by a PFIC will not be "qualified dividend income" for the purposes of recent US legislation and will be taxed at the higher rates applicable to other items of ordinary income.

If we are considered a PFIC, you must make an annual return on U.S. Internal Revenue Service Form 8621. You should consult your own tax advisors regarding the potential application of the PFIC rules to your ownership of our ordinary shares or ADSs.

U.S. Information Reporting and Backup Withholding

Dividend payments and proceeds from the sale, exchange or redemption of ordinary shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply to a Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on a duly completed Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on Internal Revenue Service Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

10.F    Dividends and Paying Agents

Not applicable.

10.G    Statement by Experts

Not applicable.

10.H    Documents on Display

Copies of the documents filed as exhibits to this Annual Report may be viewed at 25 Farringdon Street, London, EC4A 4AB, England during normal business hours on any weekday (Saturdays, Sundays and public holidays in the United Kingdom excepted). You may also read and copy any document we file with the SEC at the SEC's regional offices at 233 Broadway, New York, New York 10279 and 175 West Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. Our filings may also be obtained electronically via the EDGAR system on the website maintained by the SEC at http://www.sec/gov.

10.I    Subsidiary Information

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks from changes in foreign currency exchange rates and interest rates. We monitor and manage these risks as an integral part of our overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce their potentially adverse effects on our results.

To reduce our currency translation risks we selectively enter into foreign currency forward agreements. We do not use financial instruments for trading or speculative purposes.

Interest rate risk

We are exposed to interest rate risk primarily connected to our floating rate borrowings. In addition, cash balance is in excess of its debt and its net cash is invested in interest products, some of which is invested at variable rates, which inevitably makes it prone to changes in interest rates.

The amount of our borrowings that will be subject to floating interest rates over the next twelve months amounted to £15,162,000 at December 31, 2003 and £434,000 at December 31,2002. Fixed rate borrowings, relating entirely to capital leases, amounted to 19% of our total borrowings at December 31, 2003 and 31.5% of our total borrowings at December 31, 2002.

The amount of cash invested in variable rate interest products amounted to £50,461,000 at December 31, 2003 and £21,729,000 at December 31, 2002.

A hypothetical 100-basis point increase in the interest rates associated with our floating rate borrowings and floating rate cash investments, as at December 31, 2003 would increase our net income by £518,000 (2002: increase net income by £647,000).

Foreign currency risks

We publish our consolidated financial statements in pounds sterling, which is our functional currency. In 2003, approximately 78 percent of our revenue was recorded in pounds sterling, as compared to approximately 68 percent in 2002, and a majority of the remaining transactions were denominated in Euros. Non-sterling purchases and expenses represented approximately 16 percent of our operating expenses (excluding depreciation and stock compensation expense) in 2003, as compared to 28 percent in 2002.

In the past we have not purchased any significant currency to hedge our exchange rate risk. However, with the acquisition of the Travelbag Group, we now have some purchase transactions between our subsidiaries and our third party suppliers that are subject to exchange rate risk. We reduce such exchange rate risks by entering into forward contracts, with terms of generally less than one year, to purchase U.S. dollars, Singapore dollars and Hong Kong dollars. We do not enter into foreign currency transactions for speculative purposes.

At December 31, 2003 our outstanding forward contracts showed a fall in their fair market value amounting to £236,000 from the inception of the contracts. This fall in fair market value has been recorded as cost in arriving at our net income for the year, and as a current liability in our consolidated balance sheets.

A strengthening of the pound sterling against the euro or other worldwide currencies would reduce our reported revenue and net income. A hypothetical 10 percent strengthening of the pound against all currencies (using average exchange rates) in which our net income is denominated would, for the year ended December 31, 2003, reduce our revenues and net income by £1,221,000 (2002: £960,000) and £158,000 (2002: £143,000), respectively. Likewise, a hypothetical 10 percent weakening of the pound against all currencies would increase our revenues and net income by £1,493,000 (2002: £1,174,000) and £194,000 (2002: £172,000), respectively.

Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of cash at bank and in hand, trade accounts receivable, and foreign exchange contracts. We mitigate such risks by holding funds in high-quality financial institutions, limiting counterparties to foreign exchange contracts to qualified financial institutions, and through the nature of our business — tickets for travel are ordinarily paid in full before they are issued; our exposure on trade accounts receivable relates almost entirely to incentive payments receivable from our suppliers.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND                      USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to our company was made known to them by others within the company.

There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16 A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that we do not have an "audit committee financial expert" serving on our audit committee as defined by the SEC, as none of our audit committee members have the familiarity with U.S. GAAP required by the SEC, which is the GAAP of the financial statements included in this Annual Report. Our audit committee benefits from the financial expertise of Mr. David Gill, who was appointed chairman of the committee on April 30, 2003 and who previously served as Finance Director of Manchester United plc, First Choice Holidays plc, the tour operator, and Proudfoot plc, the worldwide management consultancy. Mr. Gill has extensive knowledge of U.K. GAAP, pursuant to which we also prepare financial statements. The Board believes that Mr. Gill and the other members of our audit committee have the relevant experience that will enable them to diligently and zealously question management and our external auditor about our financial statements.

ITEM 16 B.    CODE OF ETHICS

We have adopted a code of ethics for our Chief Executive Officer and principal financial officers. This document is accessible on our internet website at www.ebookers.com.

ITEM 16 C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the aggregate fees billed to ebookers by Deloitte & Touche LLP ("Deloitte"):

	2003	2002
	(£ in thousands)
Audit Fees (a)	372	295
Audit-Related Fees (b)	576	—
Tax Fees (c)	180	50
All Other Fees (d)	—	—
Total	1,128	345

(a)   Audit Fees

Fees for audit services billed in 2003 consisted of audit of the Group's annual financial statements and limited procedures in connection with the Group's quarterly financial statements.

Fees for audit services billed in 2002 consisted of audit of the Group's annual financial statements and limited procedures in connection with the Group's quarterly financial statements.

(b)   Audit Related Fees

Fees for audit-related services billed in 2003 consisted of due diligence and stock exchange related reporting procedures in connection with the Group's acquisition of Travelbag.

(c)   Tax Fees

Fees for tax planning and advisory services totalled £0.2 million in 2003 and £0.1 million in 2002. Tax services are services rendered with respect to proposed transactions or that alter a transaction to obtain a particular tax result. Such services consisted of tax advice related to structuring certain proposed mergers, acquisitions and disposals, tax advice related to the alteration of employee benefit plans, and tax advice related to an intra-group restructuring.

(d)   All other Fees

None.

(e)   Audit committee's pre-approval policies and procedures

The Audit Committee of ebookers' Board of Directors is responsible, among other matters, for the oversight of the external auditor. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by our independent auditors (the "Policy").

Under the Policy, proposed services either (i) may be pre-approved by the Audit Committee without consideration of specific case-by-case services ("general pre-approval"); or (ii) require the specific approval of the Audit Committee ("specific pre-approval"). The Policy sets out the audit, audit-related, tax and other services that have received the general pre-approval of the Audit Committee; these services are subject to annual review by the Audit Committee. All other audit, audit-related, tax and other services must receive a specific pre-approval from the Audit Committee.

The responsibility for ensuring that our independent auditors are engaged to perform only those services that are compatible with maintaining the auditor's independence from us rests with our auditors, our Chief Financial Officer and the Audit Committee. Annually, we will prepare a summary of the fees paid to the independent auditors for audit, audit-related, tax and other services for inclusion in the Annual Report.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

The following audited financial statements and related schedules, together with the report of Deloitte & Touche LLP thereon, are filed as part of this Annual Report:

ITEM 19    EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1*	Memorandum and Articles of Incorporation of the Registrant.
4.1+	Share Purchase Agreement dated March 27, 2001 for the purchase of the entire share capital of MrJet AB among ebookers plc, External Laboratory for Awesome Business AB (E-Lab), Hördur Benderand Alben Holdings S.A.
4.2*	Form of Registration Rights Agreement between ebookers plc, Flightbookers S.A.R.L., Dinesh Dhamija and Tani Dhamija.
4.3**	Option Agreement dated October 2, 2002 between ebookers plc and Dinesh Dhamija.
4.4*	Option Agreement dated October 21, 1999 between ebookers plc and Sanjiv Talwar.
4.5***	Amended and restated form of rules of the ebookers.com plc Executive Share Option Scheme 1999 to reflect amendments in January, July and August 2003.
4.6**	Service Agreement October 2, 2002 between ebookers plc and Mr. Dinesh Dhamija.
4.7+	Contract of Employment dated March 3, 1999 between ebookers plc and Dr. Sanjiv Talwar
4.8**	Compromise Agreement dated May 31, 2002 between ebookers plc and Mr. Navneet Bali.
4.9**	Letter of Appointment as a Non-Executive Director dated July 12, 2002 between ebookers plc and Mr. Sudhir Choudhrie.
4.10**	Letter of Appointment as a Non-Executive Director dated July 12, 2002 between ebookers plc and Mr. Jeffrey Sampler.
4.11**	Letter of Appointment as a Non-Executive Director dated July 24, 2002 between ebookers plc and Mr. John Donaldson.
4.12**	Letter of Appointment as a Non-Executive Director dated April 7, 2003 between ebookers plc and David Gill.
4.13**	Compromise Agreement dated January 20, 2003 between ebookers plc and Dr. Sanjiv Talwar.
4.14**	Share Purchase Agreement relating to the sale and purchase of the whole of the issued share capital of Travelbag Holdings Limited dated January 21, 2003.
4.15**	Facilities Agreement between ebookers plc as the principal borrower and Barclays Bank plc as bank dated January 21, 2003.
4.16***	Supplement to the Facilities Agreement dated January 21, 2003.
4.17***	Supplemental Letter to the Facilities Agreement dated June 18, 2003.
4.18***	Amendment to the Facilities Agreement dated August 18, 2003.
4.19***	Supplemental Letter to the Facilities Agreement dated August 18, 2003.
4.20***	Amendment to the Facilities Agreement dated October 30, 2003.

Exhibit Number	Description
4.21***	Amendment to the Facilities Agreement dated March 10, 2004.
4.22+	Relationship Agreement dated March 19, 2001 between ebookers plc and Mr. Dinesh Dhamija.
4.23++	Service Agreement dated May 31, 2002 between ebookers plc and Mr. Nigel Addison Smith.
4.24**	Service Agreement dated January 16, 2003 between ebookers plc and Mrs. Tani Dhamija.
4.25**	Service Agreement dated January 17, 2003 between ebookers plc and Mr. Peter Liney.
6.1**	Calculation of earnings per ordinary share and ADR.
8.1****	List of subsidiaries.
12.1***	Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2***	Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
13.1***	Certification of the CEO pursuant to Section 906 of the Sarbanes-Oxley Act 2002.
13.2***	Certification of the CFO pursuant to Section 906 of the Sarbanes-Oxley Act 2002.

*	Previously filed as an exhibit to registration statement no. 333-11062 on Form F-1 of ebookers plc, relating to the registration of 3,939,661 ordinary shares, par value £0.28 each, of ebookers plc and incorporated herein by reference.
+	Previously filed as an exhibit to the annual report for the year ended December 31, 2000 on Form 20-F and incorporated by reference.
++	Previously filed as an exhibit to the annual report for the year ended December 31, 2001 on Form 20-F and incorporated by reference.
**	Previously filed as an exhibit to the annual report for the year ended December 31, 2002 on form 20-F and incorporated by reference.
***	Filed herewith.
****	See Item 4.C Organizational Structure.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated:    March 25, 2004

ebookers plc

By:       /s/ Dinesh Dhamija

Name:    Dinesh Dhamija

Title:       Chief Executive Officer

INDEPENDENT AUDITORS' REPORT

To the Directors and Shareholders of ebookers plc

We have audited the accompanying consolidated balance sheets of ebookers plc and its subsidiaries ("the Group") as of December 31, 2003 and 2002 and the related consolidated statements of operations, cash flows, comprehensive loss and shareholders' equity for each of the three years in the period ended December 31, 2003, all expressed in pounds sterling. These financial statements are the responsibility of ebookers plc's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of pounds sterling amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

DELOITTE & TOUCHE LLP

London, England
March 19, 2004

EBOOKERS PLC
CONSOLIDATED BALANCE SHEETS

	December 31,
	2003	2003	2002
	US $'000	£'000	£'000
ASSETS
Current assets:
Cash and cash equivalents	88,568	49,640	18,245
Restricted cash	1,465	821	3,484
Accounts receivable, net of allowance for doubtful accounts of
£446,000 at 12/31/03 and £1,070,000 at 12/31/02	3,641	2,041	1,327
Prepaid expenses	14,377	8,058	2,406
Other current assets	7,016	3,931	2,417
Total current assets	115,067	64,491	27,879
Property, plant and equipment, net	28,712	16,089	3,498
Other non-current assets	1,645	926	318
Goodwill	70,973	39,779	12,675
Other intangible assets	60,663	34,000	—
TOTAL ASSETS	277,060	155,285	44,370
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdraft	—	—	434
Accounts payable	84,899	47,584	17,167
Accrued reservations liability	9,986	5,597	4,073
Accrued expenses and other current liabilities	26,629	14,925	6,003
Total current liabilities	121,514	68,106	27,677
Deferred income taxes	18,199	10,200	—
Other long term liabilities	31,773	17,808	—
Total long-term liabilities	49,972	28,008	—
Commitments and contingencies (Note 15)
Shareholders' equity:
Ordinary shares £0.14 par value; Authorized: 104,544,211 shares at 12/31/03 and 71,428,570 at 12/31/02: Issued and outstanding: 64,931,348 at 12/31/03 and 50,061,736 at 12/31/02	16,219	9,090	7,009
Additional paid in capital	244,806	137,207	89,877
Accumulated deficit	(154,846)	(86,787)	(79,861)
Minority interest	228	128	—
Accumulated other comprehensive loss	(833)	(467)	(332)
Total shareholders' equity	105,574	59,171	16,693
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	277,060	155,285	44,370

See notes to the consolidated financial statements.

EBOOKERS PLC
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2003	2003	2002	2001
	US $'000	£'000	£'000	£'000
Revenue
Merchant fare airline ticket revenue	41,329	23,164	11,325	8,822
Other travel product revenue	75,417	42,270	20,807	10,743
Total travel revenue	116,746	65,434	32,132	19,565
Advertising and other sales revenue	1,875	1,051	447	170
Total revenue	118,621	66,485	32,579	19,735
Operating expenses:
Marketing and sales	62,335	34,937	16,529	19,297
General and administrative	57,532	32,245	28,052	14,754
Depreciation and amortization	7,689	4,310	4,546	8,639
Product technology and development	8,504	4,766	3,117	2,589
Total operating expenses	136,060	76,258	52,244	45,279
Operating loss	(17,439)	(9,773)	(19,665)	(25,544)
Other income
Interest income	2,670	1,496	872	1,128
Other	5,067	2,840	130	—
	7,737	4,336	1,002	1,128
Other expense
Interest expense	(1,986)	(1,113)	(140)	(193)
Other	(460)	(258)	—	(273)
	(2,446)	(1,371)	(140)	(466)
Loss before income taxes	(12,148)	(6,808)	(18,803)	(24,882)
Income tax provision	(224)	(126)	(155)	(75)
Loss before minority interest	(12,372)	(6,934)	(18,958)	(24,957)
Minority interest in profit of consolidated subsidiary	14	8	—	—
Net loss	(12,358)	(6,926)	(18,958)	(24,957)
Net loss per share — basic and diluted	$(0.20)	£(0.11)	£(0.39)	£(0.54)
Basic and diluted weighted average number of shares '000	62,625	62,625	48,741	46,336

See notes to the consolidated financial statements

EBOOKERS PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2003	2003	2002	2001
	US $'000	£'000	£'000	£'000
Cash flows from operating activities:
Net loss	(12,358)	(6,926)	(18,958)	(24,957)
Adjustments to reconcile net loss to net cash (used in)/provided byoperating activities:
Depreciation and amortization	7,690	4,310	4,546	8,639
Stock compensation	9,637	5,401	13,726	38
Goodwill impairment	221	124	—	458
Gain on sale of property, plant and equipment	(209)	(117)	(319)	(412)
Amortization of finance costs	312	175
Gain on sale of stock by subsidiary	(5,067)	(2,840)	—	—
Discounting of deferred consideration	289	162	—	—
Issues of shares for non-cash consideration	—	—	—	359
Changes in operating assets and liabilities, net of the effect of acquisitions:
Accounts receivable	(160)	(90)	(140)	258
Allowance for doubtful accounts	(1,113)	(624)	716	112
Prepaid expenses	(9,270)	(5,197)	(616)	1,478
Other current assets	(519)	(291)	(360)	190
Accounts payable	(1,030)	(577)	5,348	(296)
Accrued reservations liability	(2,071)	(1,161)	799	627
Accrued expenses and other current liabilities	(4,574)	(2,564)	(697)	2,044
Net cash (used in)/provided by operating activities	(18,222)	(10,213)	4,045	(11,462)
Cash flows from investing activities:
Decrease/(increase) in restricted cash	4,751	2,663	(974)	(1,442)
Capital expenditures	(15,261)	(8,554)	(2,781)	(2,911)
Other non-current assets	(1,484)	(832)	—	—
Proceeds from sale of stock by subsIdiary	5,315	2,979	—	—
Payment to acquire subsidiary, net of cash acquired	(5,408)	(3,031)	—	360
Net cash used in investing activities	(12,087)	(6,775)	(3,755)	(3,993)
Cash flows from financing activities:
Change in bank overdraft	(774)	(434)	434	(75)
Proceeds from issuance of ordinary shares, net	56,514	31,675	453	—
Proceeds from sale and leaseback of property, plant and equipment	1,478	828	—	—
Proceeds from sale of property, plant and equipment	2,435	1,365	—	1,529
Proceeds from loan	28,547	16,000	—	—
Debt issuance costs	(1,124)	(630)	—	—
Capital repayments of finance leases	(1,188)	(666)	(1,034)	(746)
Net cash provided by/(used in) financing activities	85,888	48,138	(147)	708
Effect of exchange rates on cash	437	245	514	(136)
Net increase/(decrease) in cash and cash equivalents	56,016	31,395	657	(14,883)
Cash and cash equivalent at beginning of the year	32,552	18,245	17,588	32,471
Cash and cash equivalent at end of the year	88,568	49,640	18,245	17,588
Non-cash activities
Issue of shares for non-cash consideration	22,038	12,352	—	1,039
Supplemental disclosure of cash flow activity:
Cash payments for interest	1,436	805	113	122
Cash payments for capital lease interest	71	40	27	71
Cash payments for tax	623	349	213	47

See notes to the consolidated financial statements.

EBOOKERS PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31,
	2003	2003	2002	2001
	US $'000	£'000	£'000	£'000
Net loss	(12,358)	(6,926)	(18,958)	(24,957)
Other comprehensive loss:
Accumulated translation adjustments	(241)	(135)	(85)	(137)
Total comprehensive loss	(12,599)	(7,062)	(19,043)	(25,094)

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

			Additional paid in capital	Accumulated other comprehensive loss	Minority interest	Accumulated deficit	Total
	Ordinary Shares
	Shares	Amount
In £'000 except share data
As of December 31, 2000	45,289,529	6,340	69,678	(110)	—	(35,946)	39,962
Net loss	—	—	—	—	—	(24,957)	(24,957)
Issue of ordinary shares	253,900	36	323	—	—	—	359
Issue of ordinary shares for acquisitions
of other companies:
MrJet AB	1,208,961	169	790	—	—	—	959
Technovate Data and Services Private Ltd	81,126	12	68	—	—	—	80
Ordinary shares and options awarded as
compensation	—	—	38	—	—	—	38
Translation adjustments	—	—	—	(137)	—	—	(137)
As of December 31, 2001	46,833,516	6,557	70,897	(247)	—	(60,903)	16,304
Net loss	—	—	—	—	—	(18,958)	(18,958)
Issue of ordinary shares	216,566	30	420	—	—	—	450
Shares issued to employees as remuneration	11,654	2	1	—	—	—	3
Issue of ordinary shares as deferred
consideration for the acquisition of Flightbookers	3,000,000	420	4,833	—	—	—	5,253
Ordinary shares and options awarded as
compensation	—	—	13,726	—	—	—	13,726
Translation adjustments	—	—	—	(85)	—	—	(85)
As of December 31, 2002	50,061,736	7,009	89,877	(332)	—	(79,861)	16,693
Net loss	—	—	—	—	—	(6,926)	(6,926)
Issue of ordinary shares	2,484,720	347	2,550	—	—	—	2,897
Placement of ordinary shares	8,840,579	1,238	28,926	—	—	—	30,164
Issue of ordinary shares for the acquisition of
Travelbag Holdings Limited	3,537,134	495	11,841	—	—	—	12,336
Shares issued to employees as remuneration	7,179	1	15	—	—	—	16
Ordinary shares and options awarded as
compensation	—	—	5,401	—	—	—	5,401
Costs of shares issued for acquisition	—	—	(1,403)	—	—	—	(1,403)
Minority interest	—	—	—	—	128	—	128
Translation adjustments	—	—	—	(135)	—	—	(135)
As of December 31, 2003	64,931,348	9,090	137,207	(467)	128	(86,787)	59,171

See notes to the consolidated financial statements.

EBOOKERS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of Business

ebookers plc is a European online travel company serving the consumer and small business market. ebookers plc has local language web sites servicing 13 European countries: the United Kingdom, Austria, Belgium, Denmark, Finland, France, Germany, Ireland, The Netherlands, Norway, Spain, Sweden, and Switzerland. The Group offers travel products and services including air tickets, hotels, car hire, travel insurance and various other products as well as some non-travel products. The Group is supplied with the travel products and services directly from travel product and service providers, such as airlines, hotel operators and car hire companies. Customers may access the Group on the Internet, via e-mail, telephone the Group's travel consultants or walk into its shops to purchase products and services it offers. ebookers plc derives a significant amount of its income from merchant fares, which are negotiated with the airlines up to a year in advance and can offer customers substantial discounts on airlines' published prices.

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

ebookers plc has American depositary receipts ("ADRs"), each representing two ordinary shares quoted on the Nasdaq National Market (EBKR) and ordinary shares listed on the London Stock Exchange (EBR). During 2002, ebookers also had its ADRs listed on the Neuer Markt in Frankfurt, but voluntarily delisted such securities on October 15, 2002.

2.	Summary of significant accounting policies

Basis of consolidation

The consolidated financial statements comprise the accounts of the ebookers plc and all of its majority owned and controlled subsidiaries after elimination of all inter-company balances and transactions.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the 2003 presentation. These reclassifications did not impact net loss for the years ended December 31, 2002 and 2001.

Use of estimates

The preparation of the consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, the allowance for doubtful accounts, depreciation and amortization, sales returns, taxes and contingencies. Actual results could differ from these estimates.

Foreign currency

Amounts in the financial statements are presented in pounds sterling (£), the currency of the United Kingdom, the country in which the Group's head office currently conducts business. The functional currencies of the Group's foreign subsidiaries are their respective local currencies. The financial statements of foreign subsidiaries are translated into pounds sterling using the current-rate method. Accordingly, assets and liabilities denominated in foreign currencies are translated at rates of exchange in effect at the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. Differences arising from the translation are recorded to accumulated other comprehensive loss.

Transaction gains and (losses) arising from transactions denominated in a currency other than the functional currency of the entity involved of £(253,000), £130,000 and £(273,000) during the years ended December 31, 2003, 2002 and 2001, respectively, are included in other income and expense in the consolidated statements of operations.

Convenience translations

The consolidated financial statements are presented in pounds sterling. In addition, the consolidated financial statements as of and for the fiscal year ended December 31, 2003 are also presented in US dollars. These US dollar amounts are presented solely for the convenience of the reader at the rate of £1.00 = $1.7842, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. No representation is made that the amounts shown could have been or could be converted into US dollars at that or any other rate.

Cash and cash equivalents

Cash equivalents include short-term deposits and other investments that are readily convertible into cash and have original maturities of three months or less.

Restricted cash

Restricted cash comprises of £821,000 as of December 31 2003 held in a separate account under the regulations set by the International Air Transport Association ("IATA") and other licensing authorities (2002: £3,484,000).

Accounts receivable

The Group performs ongoing credit evaluations of its customers and generally does not require collateral. The Group continuously monitors collections and payments from its customers and regularly adjusts credit limits of customers based upon payment history and a customer's current creditworthiness, as judged by the Group. Furthermore, as the majority of the Group's sales are transacted through the use of credit cards, collection risks are mitigated as a result of the immediate payment on sale.

Property, plant and equipment

Property, plant and equipment are carried at historical cost less accumulated depreciation. Depreciation on leasehold improvements, buildings, furniture, and office equipment and software and computer and communications equipment is calculated on the straight-line method over the following periods:

– Freehold property	– 50 years;
– Leasehold improvements	– the lesser of 5 years or the life of the lease;
– Furniture, fittings and office equipment	– 5-7 years;
– Software and computer and communications equipment	– 2-4 years

Recurring maintenance on property and equipment is expensed as incurred.

When assets are retired or otherwise disposed, the related cost and accumulated depreciation are eliminated from the respective accounts and any gains or losses on disposals are included in the results from operations.

Impairment of long-lived assets other than goodwill and indefinite-lived intangible assets

The carrying values of intangible assets subject to amortization and other long-lived assets are reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that may suggest impairment. The determination of whether an impairment exists is based on any excess of the carrying value over the expected undiscounted future net cash flows, excluding interest charges. If an impairment is determined to exist, any related impairment loss is recognized as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset, estimated through expected future cash flows, discounted at a rate of return for an alternate investment. Additionally, all such assets are reviewed regularly to evaluate the appropriateness of their remaining useful lives.

Impairment of indefinite-lived intangible assets

Indefinite-lived intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test involves a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired. Should pre-acquisition contingencies relating to the valuation of such assets and liabilities crystallize within one year from the purchase date, the Group records such items against goodwill. The Group's adoption of SFAS No. 142 "Goodwill and Other Intangible Assets" had the effect of prospectively eliminating the amortization of goodwill and certain other intangible assets beginning January 1, 2002. Under the non-amortization approach, goodwill is not amortized, but instead is tested for impairment annually or whenever impairment indicators require, and charged as expense to results of operations in periods in which the recorded value of goodwill is more than the goodwill's implied fair value. Estimates of fair value are primarily determined using discounted cash flows and are based on the Group's best estimate of future revenue and operating costs and general market conditions. This approach uses significant assumptions, including projected future cash flows (including timing), the discount rate affecting the risk inherent in future cash flows, and the terminal growth rate.

During the first quarter of fiscal 2003, the Group recorded a non-cash charge of £124,000 in respect of goodwill write-down as a result of the liquidation of a German subsidiary. The write-down was recorded to the "General and administrative expenses" line item in the Consolidated Statements of Operations.

Prior to the adoption of SFAS No. 142, the Group amortized goodwill on a straight-line basis over an estimated life of five years and periodically evaluated the recoverability of goodwill by comparing its net book value to expected future cash flows on an undiscounted basis, over the remaining amortization period of the asset. The Group measured impairment of enterprise level goodwill on a discounted cash flow basis. For the year ended December 31, 2001 the Group recorded amortization of goodwill of £3,830,000 and impairment of goodwill of £784,000.

A reconciliation of previously reported net loss and loss per share to the amounts adjusted for the exclusion of amortization of goodwill is as follows:

	December 31 2003 £'000	December 31 2002 £'000	December 31 2001 £'000
Reported net loss	(6,926)	(18,958)	(24,957)
Add: Goodwill amortization	—	—	3,830
Adjusted net loss	(6,926)	(18,958)	(21,127)
Basic and diluted net loss per share
Reported net loss	£(0.11)	£(0.39)	£(0.54)
Goodwill amortization	£0.00	£0.00	£0.08
Adjusted net loss	£(0.11)	£(0.39)	£(0.46)

Fair value of financial instruments

The carrying amounts of the Group's cash and cash equivalents, certificates of deposits, accounts receivable and accounts payable approximate their respective fair values based on the short-term nature of these instruments. The fair value of foreign currency contracts, included in accrued expenses and other current liabilities in the consolidated balance sheet, was £236,000 at December 31, 2003 (2002: £0), which was estimated by obtaining quotes from financial institutions.

Share consolidations

On April 6, 2001, a consolidation of 5 ordinary shares at £0.028 each for 1 ordinary share of £0.14 each occurred.

Revenue recognition

The Group applies Emerging Issues Task Force ("EITF") Abstract No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" and Staff Accounting Bulleting ("SAB") No. 101, "Revenue Recognition in Financial Statements". The Group's revenue consists largely of commission on sales of discounted merchant airfares on scheduled flights as well as other travel products and services. Discounted merchant fare airline tickets are tickets that are bought by the Group or other independent third parties to fulfill existing commitments to the Group's customers. The Group sells these tickets to consumers at fares determined by the Group which are generally at a significant discount to published fares, that is, the fare at which the airline offers the ticket to the public. The Group recognizes revenue at the time the reservation is ticketed, as the customer generally does not have the ability to cancel tickets or obtain refunds after ticketing, and all amounts payable have been received. In cases where customers have the ability to cancel or obtain refunds after ticketing, we estimate our refund obligations and a provision for such amounts is made.

The other travel product revenue classification in the Consolidated Statement of Operations includes commission from airlines for the sale of tickets at published fares, commission revenue from other non-airfare travel products and services and incentive income, as well as revenue from charges to customers for the right to use a credit card for purchases. Non-airfare travel products and services revenue includes commission on discount and full rate hotel reservations, car hire and travel insurance, as well as other travel related products. Revenue for these travel products and services is recognized as the commission on the full fare, with the exception of revenue from credit card charges, which is recognized on a gross basis. Incentive income is received both from travel-providers and from the Group's non-travel service provider business partners and is recognized at the end of each monthly or quarterly measurement period if the particular target has been achieved in the specified period. Incentive income from other of the Group's non-travel service provider business partners took the form of up-front payments, made upon commencement of certain fixed-term agreements. Revenue from such up-front payments is recognized ratably over the life of the agreement to the extent that the residual of the unrecognized amount exceeds the potential amount repayable for failure to achieve future performance targets, regardless of the likelihood of any repayment.

Accrued reservations liability

The Group recognizes revenue at the time the reservation is ticketed. Some of the companies in the Group, however, invoice customers before ticketing has been performed. In these instances, as well as when customers pay deposits, the revenue is deferred and recognized upon ticket issuance. At December 31, 2003, this deferred revenue was £5,597,000 (2002: £4,073,000).

Product technology and development costs

The Group applies EITF Abstract No. 00-2, "Accounting for Web Site Development Costs", which provides guidance on how an entity should account for costs incurred to develop a website. EITF Abstract No. 00-2 addresses the treatment of certain costs incurred during the different stages of website development. The Group capitalized £983,000 of website development costs in 2003 (2002: £321,000, 2001: £792,000). The capitalized costs are being amortized over two years.

Marketing and advertising

Except for the costs of brochures, the Group expenses the costs of marketing and advertising as incurred. The Group expensed £13,473,000 in 2003 (2002: £6,113,000 2001: £10,321,000). Brochures are capitalized as prepaid supplies and subsequently expensed on a straight-line basis, with write-downs of any remaining capitalized amounts in excess of those attributable to brochures on hand and expected to be used. The Group capitalized £416,000 of brochure costs in fiscal 2003 (2002: £nil, 2001: £nil).

Comprehensive loss

The Group follows the provisions of SFAS No. 130, "Reporting Comprehensive Income". SFAS 130 establishes standards for reporting comprehensive income and its components in the financial statements. The only difference between the Group's net loss and its total comprehensive loss for fiscal years 2003, 2002 and 2001 is the accumulated translation adjustment. There has been no tax effect on comprehensive loss for fiscal 2003, 2002 and 2001.

Income taxes

The Group accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires that the Group recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all or any deferred tax assets will not be realized.

Loss per share

In accordance with SFAS No. 128, "Earnings Per Share", basic loss per share is based upon the weighted average number of ordinary shares outstanding. Diluted loss per share is based upon the weighted average number of ordinary and potential ordinary shares for each period presented. Potential ordinary shares include stock options using the treasury stock method. Potential ordinary shares have been excluded from diluted weighted average ordinary shares for all fiscal years as the effect would be anti-dilutive.

Segment Information

ebookers is organized into three reportable segments: UK – Flightbookers, UK – Travelbag Group and Other Europe. Other Europe comprises the Group's operations in Austria, Belgium, Denmark, Finland, France, Germany, Ireland, the Netherlands, Norway, Spain, Sweden and Switzerland. Each segment offers travel products and services including air tickets, hotels, car hire, travel insurance and various other products as well as some non-travel products. The accounting policies of the segments are based on accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ from US GAAP in certain significant respects. ebookers evaluates performance based on gross sales, and UK GAAP profit or loss from operations before income taxes, exceptional items as defined by UK GAAP, goodwill amortization, stock compensation and National Insurance on stock options ("Adjusted Pre-Tax Profit").

ebookers' reportable segments are split along geographic areas. In addition, there are two reportable segments in the United Kingdom as a result of the Company's acquisition of the Travelbag Group during fiscal 2003, which was managed separately during the year. This acquisition resulted in a change to our reportable segments from the prior year and the prior years have been restated to reflect the current year presentation.

Summarized financial information, measured under UK GAAP, concerning the reportable segments is as follows:

	UK Flightbookers £'000	UK Travelbag £'000	Other Europe £'000	Head Office & Support £'000	Total £'000
Year ended December 31, 2003
Gross sales (1)	187,787	201,573	130,095	1,121	520,576
Revenue	22,605	28,932	14,593	1,121	67,251
Adjusted pre-tax profit/(loss) (2)	4,098	3,573	2,377	(8,792)	1,256
Year ended December 31, 2002
Gross sales (1)	182,103	—	91,884	328	274,315
Revenue	21,812	—	10,108	334	32,254
Adjusted pre-tax profit/(loss) (2)	2,718	—	1,214	(9,174)	(5,242)
Year ended December 31, 2001
Gross sales (1)	111,028	—	69,057	—	180,085
Revenue	13,094	—	7,539	—	20,635
Adjusted pre-tax profit/(loss) (2)	(18,968)	—	(362)	—	(19,330)

(1) Gross sales is a non-US GAAP measure used by Management to evaluate operating performance by looking at the total transaction value of all our services. It includes the total amount paid by customers for the services provided by us, as opposed to the margin we earn on products and services, which is the manner in which our revenue is calculated. Gross sales is a useful measure, widely used throughout the travel industry by companies and financial analysts as a way of tracking company size. Additionally, many travel suppliers give incentives based on gross sales performance.

(2) A reconciliation of adjusted pre-tax profit to operating loss for fiscal 2003, 2002 and 2001 is as follows:

	Year Ended December 31, 2003 £'000	Year Ended December 31, 2002 £'000	Year Ended December 31, 2001 £'000
Segmental adjusted pre-tax profit/(loss)	1,256	(5,242)	(19,330)
Stock compensation	(4,839)	(1,194)	(831)
National Insurance on stock options	(983)	(1,135)	—
Amortization of goodwill	(8,746)	(4,761)	(4,696)
UK GAAP operating exceptional items	(4,409)	—	(784)
Other income	2,840	—	—
UK GAAP loss before tax	(14,881)	(12,332)	(25,641)
US GAAP adjustments
Revenue recognition (3)	(766)	325	(900)
Fair value of forward exchange contracts (4)	(180)	—	—
Amortization of goodwill (5)	8,746	4,761	866
Amortization of profit on sale and leaseback transaction (6)	75	(160)	—
Stock compensation (7)	(561)	(12,532)	793
National insurance (8)	759	1,135	—
US GAAP loss before tax	(6,808)	(18,803)	(24,882)

(3) Revenue recognition

Upon commencement of certain fixed-term agreements, the Company received up-front payments from its trade partners. Under the terms of these agreements, the Company is required to achieve a certain level of sales otherwise some or all of the up-front payment may become repayable. Under UK GAAP, the up-front payments are released to income on a straight-line basis over the term of the agreement and provisions are made for any amounts that are expected to become repayable if the sales targets are not achieved.

Under US GAAP, the up-front payments are only released to income once the potential amount repayable for failure to achieve the sales targets, regardless of the likelihood of any repayment, is less than the up-front payment received. At 31 December 2003, deferred revenue under US GAAP was greater than that under UK GAAP by £764,000 as a result of such penalty clauses and revenue recognized during the period was £189,000 less under US GAAP as compared to UK GAAP.

The Company also receives income from sales incentive schemes, offered by its various partners, where additional amounts are received if a cumulative performance target is achieved. Under UK GAAP, where it can reasonably be expected that the Company will attain the required performance target set for such a scheme, the Company records revenue over the period of measurement to which the revenue relates. Changes to estimates of the levels of targets that will be attained may result in changes to the rate of accrual. Under US GAAP, the Company only recognizes revenue from such a scheme once the specific performance target set by the scheme is achieved. At 31 December 2003, accrued revenue in the Company's UK GAAP Financial Statements included £577,000 of accrued revenue, relating to expected attainment of incentive targets, which has not been recognized in the Company's US GAAP Financial Statements.

The total impact of these differences in treatment between UK GAAP as compared to US GAAP has decreased current liabilities by £1,341,000 as at 31 December 2003, and decreased revenue for the year ended 31 December 2003 by £766,000.

(4) Derivatives and hedging activities

Under UK GAAP, gains and losses arising on forward foreign exchange contracts used for qualifying hedges of firm commitments or anticipated transactions are deferred and recognized in the profit and loss account or as adjustments of carrying amounts when the hedged transaction occurs.

Thus transactions, contracts, assets and liabilities denominated in foreign currencies hedged by forward foreign exchange contracts are recorded at the forward contract price.

Under US GAAP, all derivative instruments, including certain derivative instruments embedded in other contracts, are recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in earnings unless specific hedge accounting criteria are met. In order to qualify for hedge accounting under US GAAP, a company must formally document, designate and assess, at least quarterly, the effectiveness of transactions that qualify for hedge accounting. The Company has not designated any derivatives as accounting hedges under US GAAP.

Under US GAAP, all foreign currency denominated monetary assets and liabilities must be translated at the foreign exchange spot rate at the balance sheet date.

(5) Goodwill and other intangible assets

Under US GAAP, the valuation of share consideration issued in the acquisition of Travelbag was based on the share price of ebookers plc for a few days before and after the acquisition was agreed and announced. Under UK GAAP, the valuation of share consideration was determined based on the average market price of the ebookers' shares on the date of acquisition. As a result of this difference in treatment, shares were valued £336,000 higher for US GAAP as compared to UK GAAP. This resulted in a corresponding increase in goodwill of this amount under US GAAP.

Under UK GAAP, intangible assets arising on a business combination are recognized separately from goodwill if their value can be measured reliably on initial recognition and they can be disposed of separately without disposing of the business itself.

Under US GAAP, the excess of the purchase price paid over the underlying fair value allocated to the identifiable assets (including intangibles) and liabilities acquired is recorded as goodwill. Statement of Financial Accounting Standards No. 141, Business Combinations, requires that intangible assets be recognized separately from goodwill if either (1) they result from contractual or other legal rights or (2) the intangible asset is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. On the acquisition of Travelbag, the Company identified and recognized two brands as intangible assets, "Travelbag", valued at £32,076,000, and "Bridge The World", valued at £1,950,000, both of which were determined to have an indefinite life. Under UK GAAP, these brands did not qualify for separate recognition and thus were treated as being part of the acquired goodwill.

This recognition of these brands under US GAAP gave rise to a deferred tax liability of £10,200,000 at acquisition, with a corresponding increase in the acquired value of goodwill. There is no corresponding adjustment to the acquisition values under UK GAAP.

Under UK GAAP, FRS No. 10, Goodwill and Intangible Assets, the excess of the purchase price paid over the underlying fair value allocated to the assets and liabilities acquired must be capitalized and amortized over its estimated useful life not exceeding 20 years.

Under US GAAP, as a result of the adoption of Statement of Financial Accounting Standards No. 142 Goodwill and Other Intangible Fixed Assets ("SFAS 142"), as of 1 January 2002, the Company is no longer required to amortize goodwill and other intangible assets with indefinite lives but is required to subject these assets to periodic testing for impairment. Upon adoption of SFAS 142, the Company completed a transitional impairment review related to the carrying value of goodwill at 1 January 2002 and determined that goodwill was not impaired.

US GAAP requires goodwill and other intangible assets with indefinite lives to be assessed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company determined that there was no need for an impairment charge during fiscal 2003 or 2002, with the exception of a charge of £124,000 recorded under both US and UK GAAP associated with the goodwill of a German subsidiary which was liquidated during fiscal 2003.

(6) Sale and leaseback transactions

In May 2001, the Company entered into a sale and leaseback transaction that resulted in a gain on disposal of £605,000. Under US GAAP, this gain has been deferred and amortized over the three-year estimated useful life of the asset. Under UK GAAP, this gain has been deferred and amortized over the two-year term of the lease. As a result of this difference in treatment and given that the lease term expired during the year, an additional gain of £75,000 was recognized for US GAAP. The remaining deferred gain of £85,000 at December 31, 2003 will be recognized in fiscal 2004 as the asset's useful life will lapse during 2004.

In December 2003, a sale and leaseback transaction resulted in £nil gain on disposal under both US GAAP and UK GAAP. However, under US GAAP, the leaseback was determined to be a capital lease and the Company recorded a tangible fixed asset and a related obligation of £319,000. At 31 December 2003, the remaining obligation was £290,000. Under UK GAAP, the lease was classified as an operating lease, and consequently no asset or obligation was recorded at the inception of the lease and a rental payment of £29,000, paid at the start of the rental period, is included within prepayments.

(7) Stock compensation cost

Under UK GAAP, when options are issued to acquire shares, any compensation charge, calculated as the difference between the fair value of the shares at the grant date and any contribution from the employee, is recognized immediately if they are not subject to any performance criteria or over the period to which the employee's service relates.

Under US GAAP, compensation cost equal to the difference between the market price of the shares and the option price on the measurement date (the date upon which both the number of shares the employee is entitled to receive and option price is known) is recognized from the date of grant over the vesting period of options. Where the measurement date occurs after the date of grant, as in the case of performance related options, compensation cost is recorded under variable plan accounting such that the difference between the price of the shares at each balance sheet date and the option exercise price is charged to income over the vesting period and is adjusted in subsequent periods up to the measurement date.

Under UK GAAP, the compensation attributable to the incremental share options granted under the terms of the October 21, 1999 option agreement with the Group's Chief Executive Officer, Dinesh Dhamija as a consequence of a share issuance, is measured using the share price at the issuance date. Under US GAAP, the compensation is remeasured using the share price at each balance sheet date. Accordingly, the compensation expense recorded under US GAAP is subject to subsequent changes in the Company's share price.

(8) National Insurance

National Insurance, a form of social security tax in the United Kingdom, is payable by employers on employee remuneration, including share option schemes which are unapproved by the UK Inland Revenue. The liability is assessed at 12.8% of the difference between the market value of the shares and the exercise price at the date of exercise. Accordingly, the liability is not known until the options are exercised.

Under UK GAAP, the estimated National Insurance expense is spread over the vesting period of the options. At each period end, the increase or decrease in share price during the period is considered and an adjustment made to the amount accrued for the ultimate liability that will arise on the exercise of the options.

Under US GAAP, following Emerging Issues Task Force Abstract No. 00-16: Recognition and Measurement of Employer Payroll Taxes on Employee Stock-based Compensation ("EITF 00-16"), which was effective for options granted after 20 July 2000, no accrual is recorded for National Insurance until the option is exercised and the National Insurance becomes payable. Prior to EITF 00-16, an accrual was made such that the expected liability based on the period end share price was expensed over the vesting period. Prior to the adoption of EITF 00-16, ebookers had accrued an amount of £635,000 under US GAAP. At 31 December 2003, this accrual had been fully utilized.

Asset information has not been disclosed by reportable segment as management does not evaluate this information by reportable segment. Long-lived assets, measured under US GAAP, by geographic region are as follows:

	As at December 31, 2003	As at December 31, 2002	As at December 31, 2001
	£'000	£'000	£'000
UK	83,864	10,310	13,398
Other Europe	6,930	6,181	5,458
Total	90,794	16,491	18,855

Supplier concentration

Our main suppliers are airlines. In fiscal year 2003, 65 percent of our airline expenditures were attributable to ten airlines and the rest of our business was split among over 100 other airlines. British Airways was the only airline which accounted for greater than 10 percent of airline expenditure, with British Airways alone being approximately 20 percent of the Group's total airline expenditure.

Share-based compensation

At December 31, 2003, the Group was responsible for the administration of share-based employee compensation arrangements, which are more fully described in Note 12. The Group accounts for these arrangements under the recognition and measurement provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under APB No. 25, compensation cost is recognized over the vesting period based on the difference, if any, on the measurement date between the fair value of the Group's shares and the amount an employee must pay to acquire the shares. The following table illustrates the effect on net loss and loss per share if the Group had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation".

	Year ended December 31,
	2003	2002	2001
	(in 000's except share amounts)
Net loss as reported	£(6,926)	£(18,958)	£(24,957)
Add: Share-based employee compensation expense included in reported net loss, net of related tax effects	5,401	13,726	38
Deduct: Total share-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(9,043)	(1,716)	(10,177)
Net loss – pro forma	(10,568)	(6,948)	(35,096)
Basic and diluted loss per share – as reported	£(0.11)	£(0.39)	£(0.54)
Basic and diluted loss per share – pro forma	£(0.17)	£(0.14)	£(0.76)

The Group used the Black-Scholes option pricing model to determine the fair value of grants during the years ended December 31, 2003, 2002 and 2001. The following assumptions were applied in determining the pro forma compensation cost calculated above:

	2003	2002	2001
Expected dividend yield	0%	0%	0%
Risk-free interest rate	2.61%	3.28%	5.05%
Expected life of options	4	4	2.8
Expected share price volatility	82.92%	88.75%	135.63%

Foreign exchange contracts

The Group accounts for foreign exchange contracts under the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Group enters into foreign exchange contracts to manage the currency risks arising from operations in foreign locations. These contracts are not designated as accounting hedges and the change in fair value is included in net loss.

	Amount of Foreign Currency
Forward foreign exchange contracts to buy	Hong Kong dollars	Singapore dollars	US dollars
Outstanding at December 31, 2003
Maturing in 0-3 months	1,950,000	1,550,000	2,278,000
Maturing in 3-6 months	—	600,000	406,000
Maturing in 6-12 months	—	—	1,305,000
Maturing in 12-18 months	—	—	278,000
Total	1,950,000	2,150,000	4,267,000
Outstanding at December 31, 2002	—	—	—

At December 31, 2003 and December 31, 2002, the Group had no outstanding forward foreign exchange contracts to sell foreign currency.

Recently issued but not yet adopted accounting pronouncements

In December 2003, the FASB issued a revision to Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46R"). FIN 46R clarifies the application of ARB No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered "special-purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Group does not believe that the adoption of FIN 46R will have a material impact on its consolidated results of operations and financial position upon adoption.

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

The following represents a discussion of the Group's acquisitions by year for the previous three years.

2003:

Acquisition of Travelbag

In January 2003, the Group signed a purchase agreement to acquire the entire share capital of Travelbag Holdings Limited. ("Travelbag") for gross consideration of £52,896,000, including acquisition costs of £291,000. Travelbag is a UK travel agency specializing in long-haul destinations.

This acquisition was completed on February 7, 2003. The consideration consisted of cash of £37,737,000, deferred cash consideration of £3,000,000 and the issuance of 3,537,134 ordinary shares with an aggregate market value of £12,336,000. The value of the ordinary shares issued was determined based on the average market price of the Group's shares over the two day periods before and after the terms of the acquisition were agreed and announced on January 21, 2003. The deferred cash consideration was paid on February 7, 2004 and is classified as a current liability. This £3,000,000 of consideration was discounted to £2,823,000 at the acquisition date. At December 31, 2003, this deferred consideration amounted to £2,985,000, with the accretion of the discount of £162,000 to December 31, 2003 recorded as interest expense.

Contingent consideration of £2,029,000 was also issued in connection with this acquisition. This consideration is contingent on whether ebookers is able to realize the tax benefits associated with certain bonus payments to Travelbag executives prior to the acquisition. If this contingency occurs, the amount paid will be recorded as an additional cost of acquisition.

The acquisition was funded in part by a loan of £15,000,000 from Barclays Bank PLC ("Barclays"), as discussed further in Note 9, and in part by the placing of 8,840,579 shares of the Group, which raised £30,164,000, after issuance costs of £336,000. The consolidated results of operations of Travelbag from February 7, 2003 are included in ebookers results for the year ended December 31, 2003.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

£'000
Goodwill	27,228
Intangible assets	34,000
Tangible fixed assets	7,555
Debtors	1,225
Cash	34,706
Current liabilities	(41,618)
Deferred income taxes	(10,200)
Fair value of the net assets acquired	52,896

Two intangible assets were identified, namely the Travelbag brand and the Bridge the World brand. These brands were valued at £34.0 million, with an associated deferred tax liability of £10.2 million. These brands will not be amortized since they are considered to be of indefinite life, but will be assessed for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired.

As part of the purchase price allocation, a liability of £416,000 was included for the rental and other operating expenses associated with a vacant property. In the period since the acquisition, £50,000 of this liability was utilized. The Group expects that the remainder of this liability will be utilized by fiscal 2006.

The following unaudited pro forma data summarize the results of the operations for the year ended December 31, 2003 and 2002, as if the acquisition of Travelbag had been completed as of January 1, 2002. The pro forma amounts are presented for illustrative purposes and do not purport to be indicative of the results that would have actually been obtained if the acquisition occurred as of the beginning of the fiscal years or that may be obtained in the future. The principal pro forma adjustments relate to depreciation expense on fixed assets, the financing costs associated with the acquisition, the exclusion of stock compensation expense directly associated with the financing of the acquisition, and the exclusion of bonuses paid to Travelbag management on the acquisition by ebookers.

	12 months to December 31, 2003	12 months to December 31, 2002
Revenue	69,832	61,353
Net loss from continuing operations	(2,771)	(17,050)
Basic and diluted net loss per share:	£(0.04)	£(0.28)

2002:

There were no acquisitions during 2002.

2001:

MrJet AB

On March 27, 2001 ebookers plc purchased MrJet AB, a Swedish company, for a purchase consideration of £990,000. SEK 455,266 (approximately £31,000) was in the form of cash, and shares to the value of SEK 14,083,874 (approximately £959,000) were issued, representing 2.67 percent of the issued share capital of ebookers plc, the equivalent of 1,208,961 ordinary shares. Goodwill arising on consolidation of MrJet amounted to £562,000.

Gate Pacific Ltd.

On August 30, 2001 ebookers plc acquired Gate Pacific Ltd., a holding company based in Mauritius, from Mr. Dinesh Dhamija and Mrs. Tani Dhamija. The purchase consideration was $5,387.

Tecnovate Data and Services Private Ltd.

On September 1, 2001, Gate Pacific Ltd. acquired Technovate Data and Services Private Limited, an information technology services company based in Delhi, India. The total purchase consideration of £104,000 consisted of cash of £25,352 and 81,126 ordinary shares of ebookers plc of 14p valued at 97.97p.

The results of the operations of the above entities have been included in the income statement of the Group from the dates of acquisition. The following unaudited pro forma data summarize the results of operations for the periods indicated as if the acquisition of MrJet AB and Gate Pacific Ltd. had been completed as of January 1, 2000. The pro forma data give effect to actual operating results prior to the acquisition, adjusted to include the pro forma effect of amortization of intangibles and income taxes. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition occurred as of the beginning of the fiscal year, or that may be obtained in the future.

Pro forma information

12 months to December 31, 2001
£'000 except per share amounts
Revenues	19,550
Net loss	(28,209)
Basic and diluted net loss per share	£(0.60)

4.    Allowance for doubtful accounts

	December 31,	December 31,	December 31,
	2003	2002	2001
	£'000	£'000	£'000
Balance at beginning of year	1,070	354	242
Provided for in year	360	754	112
Utilized in year	(984)	(38)	—
Balance at end of year	446	1,070	354

5.	Other current assets

	December 31,	December 31,
	2003	2002
	£'000	£'000
Receivables from advertising and commissions	2,201	778
Advance payment to suppliers	34	358
Value added tax	1,018	637
Deposits	114	191
Taxation	122	—
Other current assets	442	453
	3,931	2,417

6.	Property, plant and equipment

Property, plant and equipment consists of the following:

	December 31,	December 31,
	2003	2002
	£'000	£'000
Property	3,638	—
Leasehold improvements	1,759	1,440
Furniture, fittings and office equipment	2,170	1,718
Computer and communications equipment	15,382	8,665
Total	22,949	11,823
Less accumulated depreciation	(6,860)	(8,325)
Plant and equipment, net	16,089	3,498

At. December 31, 2003 and 2002, assets under capital leases amounted to £2,991,000 and £528,000, respectively. Depreciation expense in 2003 was £4,310,000 (2002: £4,546,000, 2001: £4,025,000).

7.    Goodwill

Goodwill consists of the following:

	December 31,	December 31,
	2003	2002
	£'000	£'000
Goodwill, gross	45,512	18,408
Less: accumulated amortization	(5,733)	(5,733)
Goodwill, net	39,779	12,675

During fiscal 2003, the Group acquired Travelbag as discussed in Note 3, which resulted in the recognition of £27,228,000 of goodwill. Also during the year, the Group recorded a goodwill write-down of £124,000 following the liquidation of one of its German subsidiaries.

In fiscal year 2001, the Group reassessed the carrying value of its goodwill in respect of the acquisitions of Airways MIC AB and MrJet. The Group determined the future cash flows expected to result from the operation of these entities and compared these cash flows to the carrying value of the net assets. As this test indicated that there was an impairment, the Group reassessed the fair value of these entities based on the net present value of estimated future cash flows, using a discount rate of 10 percent, and compared this fair value to the carrying value of the net assets. As the fair value was less than the carrying value, there was an impairment of goodwill of £784,000.

8.    Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31,	December 31,
	2003	2002
	£'000	£'000
Current portion of loan payable	2,315	—
Corporation tax	12	143
Taxation and social security	1,301	686
Accrued accounts payable	3,488	3,109
Capital lease payable	666	200
Deferred consideration	2,985	—
Client deposits	2,248	—
Other	1,910	1,865
Total	14,925	6,003

9.    Long term liabilities

	December 31,	December 31,
	2003	2002
	£'000	£'000
Long term debt	13,685	—
Capital lease obligations	2,102	—
Other long term liabilities	2,021
	17,808	—
	£ '000
Long term debt is repayable as follows:
Due within one year (included within current liabilities)	2,315
Due between one to two years	4,091
Due between two to three years	3,939
Due between three to four years	3,780
Due within four to five years	1,875
Total payments	16,000

Capital lease obligations are repayable as follows:
Due within one year (included within current liabilities)	666
Due between one to two years	958
Due between two to three years	1,004
Due between three to four years	140
Total payments	2,768

The long-term debt relates to a facilities agreement with Barclays drawn down in February 2003, establishing a £15 million term loan and a £10 million revolving credit facility. As of December 31, 2003, the £15 million term loan was outstanding, with £1.9 million due within one year. The term loan is repayable in equal biannual installments with the first payment due on July 31, 2004 and the last due on January 31, 2008. Interest on the term loan and any amounts outstanding on the revolving credit facility is currently payable at a rate of LIBOR plus 2.25% per year. The long-term debt also includes the long-term element of loans to finance the purchase of computer equipment bought in the year. This was £0.6 million as at December 31, 2003.

On August 18, 2003, the Group and Barclays agreed to amend certain of the financial covenants contained in the facilities agreement. At that time, the Group also agreed not to borrow under the revolving credit facility without Barclays prior consent. On October 30, 2003, the Group and Barclays agreed to further amendments to those same covenants and certain additional covenants. The most restrictive financial covenant relates to an adjusted profit determined under the terms of the agreement which needs to be met for the year ended December 31, 2003 and each quarter thereafter based on the results for the twelve months ending that quarter.

The capital lease obligations relate to leases for computer and communications equipment that were entered into during fiscal 2003.

The long term deferred income relates to upfront fees received from our Global Distribution System ("GDS") suppliers that are being recognized over the life of the related contracts.

10.    Income taxes

The corporation tax provisions included in the consolidated statement of operations and the corporation tax payable in the consolidated balance sheet have been determined as if the Group was a separate taxpayer. The Group, on a separate entity basis, incurred net tax losses in the fiscal years 2001 to 2003. The consolidated loss before income tax consisted of:

	2003	2002	2001
UK	(8,538)	(20,016)	(24,521)
Non-UK	1,730	1,213	(361)
	(6,808)	(18,803)	(24,882)

The current consolidated (provision)/benefit for income taxes consisted of:

	2003	2002	2001
UK	—	—	—
Non-UK	(126)	(155)	(75)
	(126)	(155)	(75)

The provision for income taxes is different from that which would be obtained by applying the UK statutory income tax rate to loss before income taxes due to the following:

	2003	2002	2001
Tax benefit at UK statutory rate of 30%	2,040	5,641	7,465
Tax differential on non-UK earnings	26	32	27
Non-deductible stock compensation	(1,543)	(4,118)	(18)
Other non-deductible costs	339	(5)	(1,519)
Exempt income	1,025	85	20
Increase in valuation allowance	(2,014)	(1,751)	(6,089)
Non-deductible consolidation adjustments	—	(39)	28
Other	—	—	11
	(126)	(155)	(75)

Deferred tax liabilities at December 31, 2003 and 2002 were:

	2003	2002
Deferred tax assets:
Property, plant and equipment due to depreciation	755	757
Net operating loss carried forward	16,536	14,520
Liability in respect of timing differences	(100)	—
Gross Deferred tax assets	17,191	15,277
Less valuation allowance	(17,191)	(15,277)
Net deferred tax assets	—	—
Deferred tax liability in respect of intangible assets	(10,200)	—

The net change in the total valuation allowance for the year ended December 31, 2003 was an increase of £2,014,000 (2002 £1,750,000)

As of December 31,2003 the Group has available for income tax purposes approximately £55,120,000 (2002 £48,400,000) in the UK or European net operating loss carry forwards have an indefinite life subject to limitations imposed in the event of change in the business carried on by the loss entities.

The Group has not recognized a deferred tax liability of approximately £254,000 for the undistributed earnings of it's 100% owned non-UK subsidiaries to the extent that they are permanently reinvested in the Group's non-UK subsidiaries. A tax charge will arise when the Group expects that it will recover those distributable earnings in a taxable manner, such as through receipt of dividends or the sale of the investments.

11.    Shareholders' equity

Share Reorganization

2001

On April 4, 2001, the Group, by ordinary resolution of its shareholders, consolidated all its existing authorized and issued share capital from shares of par value of £0.028 per share to shares of par value of £0.14 per share. The number of shares referred to below reflects this consolidation.

Share Issuances

2003

On February 7, 2003, 12,377,713 ordinary shares of £0.14 each were issued for £42,500,000 in connection with the purchase of Travelbag Holdings Limited. Of these shares, 3,537,134 were issued directly to Travelbag and the remaining 8,840,579 were placed in the market and the cash raised was used to acquire Travelbag.

On March 25, 2003, 7,179 ordinary shares of £0.14 each were issued to three Non-Executive Directors, Mr. Sudhir Choudhrie, Mr, Jeffrey Sampler and Mr. John Donaldson, in accordance with letters of appointment. The value of this remuneration was £16,000.

During fiscal 2003, 2,484,720 ordinary shares of £0.14 each were issued relating to the exercise of options under the ebookers plc Executive Share Option Scheme 1999. The consideration paid for these ordinary shares was £2.9 million.

2002

On May 17, 2002, ebookers issued 3,000,000 ordinary shares of £0.14 each to Flightbookers Investments Limited for a total consideration of £5,253,000. Under the terms of a call option agreement, set in 1999, the number of shares delivered in satisfaction of the exercise price was determined according to the average closing price quoted on Nasdaq for the period October 5, 2000 to November 1, 2000, excluding the two highest and two lowest closing prices in this period. This was the final part of the consideration relating to the purchase of Flightbookers Limited.

On October 17, 2002, 11,654 ordinary shares of £0.14 each were issued to two Non-Executive Directors, Mr. Sudhir Choudhrie and Mr., Jeffrey Sampler, in accordance with letters of appointment. The value of this remuneration was £2,844.

During fiscal 2002, 216,556 ordinary shares of £0.14 each were issued relating to the exercise of options under the ebookers plc Executive Share Option Scheme 1999. The consideration paid for these ordinary shares was £450,000.

2001

On April 3, 2001, 1,208,961 ordinary shares of £0.14 each were issued as consideration for the purchase of MrJet AB. The shares were issued for £959,000.

On August 21, 2001, 48,675 ordinary shares of £0.14 each were issued for £47,687 as the consideration for the purchase of Technovate Data and Services Private Limited (now called Tecnovate eSolutions Private Limited). On September 28, 2001, a further 32,451 ordinary shares of £0.14 each were issued for £31,791 as consideration for this purchase.

During fiscal 2001, 253,900 ordinary shares of £0.14 each were issued for £359,000.

12.    Share-based compensation

As described in Note 11, the Group reorganized its authorized and issued share capital. The numbers of shares, nominal values and option exercise prices below reflect the consolidation.

On March 3, 1999, the Group's predecessor entered into an agreement with Dr. Sanjiv Talwar, whereby a series of four options were granted to Dr. Talwar. These options have an exercise period expiring on the day before the tenth anniversary of the grant date. Each of the first and second series of these options, which were exercised in February 2003, entitled Dr. Talwar to acquire 0.75 per cent of the ordinary share capital of the Group on the business day immediately preceding the date of exercise. The fourth series was exercised in July 2003 and entitled Dr. Talwar to acquire 1 per cent of the ordinary share capital on the business day immediately preceding the date of exercise. The third option currently exercisable entitles Dr. Talwar to acquire a number of ordinary shares equal to 1 per cent of the ordinary share capital of the Group on the business day immediately preceding the date of exercise. The exercise price of the options is $150,000 for the first series; $200,000 for the second series; and £2.18 and £0.58 per share for the third and fourth series, respectively, which was based on 50 per cent of the market value of the Group's ordinary shares on the date the options vested in May 2001 and November 2001. Pursuant to an agreement dated March 3, 1999, the Group's predecessor also transferred the rights to 2,001,430 shares of the Group to Dr. Talwar as compensation under his employment contract.

The exercise of several tranches during fiscal 2003 resulted in the measurement date of these options being fixed and final stock compensation expense being recorded. Stock compensation expense in 2003, 2002 and 2001 relating to Dr. Talwar amounted to £1,623,000, £4,604,000 and £26,000, respectively.

The Group adopted the ebookers plc Executive Share Option Scheme ("ESOS") on October 21, 1999. This plan sets out the specific criteria used to grant options to employees. In summary, options are broadly categorized into two categories. Employees joining before the initial public offering in November 1999 were granted Series A and Series B options. Series A options had an option price equal to 50 percent of the initial public offering price and are exercisable in equal tranches on the first, second, third and fourth anniversaries of the commencement of employment. Series B options had an option price equal to the initial public offering price and are exercisable in equal tranches on the second, third, fourth and fifth anniversaries of commencement of employment. Employees joining after the initial public offering were granted one series of options. This series of options had an option price equal to the market price at the date of joining and is exercisable in equal tranches on the first, second, third and fourth anniversaries of the commencement of employment. These options have an exercise period expiring on the day before the tenth anniversary of the grant date. On July 14, 2000 the Group repriced its options. Employees who joined before the initial public offering had their Series A options repriced to $0.70. Employees who joined after the initial public offering had their options repriced to $0.90 for half of the first tranche and $1.80 for half of the first tranche and all other tranches unless their original option price was lower than the repriced options.

During fiscal year 2002, share options with exercise prices in dollars (for the purchase of the Group's ADRs quoted on the Nasdaq) were converted to exercise prices in pounds using the exchange rate prevailing at the date of the original grant. These options are now exercisable for ordinary shares listed on the London Stock Exchange and not ADRs and are accounted for under variable plan accounting.

The Rules of the ESOS were modified on July 30, 2003. For options granted after this date, the Group reserves the right to allow employees to exercise options in a cashless manner and just issue shares equal in value to the difference between the option price and the market price. This resulted in the options issued subsequent to July 30, 2003 being accounted for under variable plan accounting. Stock compensation expense in 2003, 2002 and a credit in 2001 under the ESOS, taking into account the above modifications, amounted to £903,000, £1,045,000 and £160,000, respectively.

On October 21, 1999, the Group entered into an option agreement with the Group's Chief Executive Officer, Dinesh Dhamija, whereby Mr. Dhamija was granted a series of five options. These options have an exercise period expiring on the day before the tenth anniversary of the grant date. Each of these options entitles Mr. Dhamija to acquire 1 percent of the ordinary share capital of the Group on the business day immediately preceding the date of exercise. All these options have vested and are currently exercisable. The exercise price of the options is: $100,000, $200,000, $300,000, $350,000, and $400,000 for the five options, respectively. Stock compensation expense in 2003, 2002 and 2001 relating to Mr. Dhamija amounted to £2,875,000, £8,074,000 and £222,000, respectively.

On October 25, 1999, the Group granted share options to its Non-Executive Directors under the terms of their engagement. These options have an exercise period expiring on the day before the tenth anniversary of the grant date. Stock compensation expense in 2003, 2002, and a credit in 2001 on the options granted to the Non-Executive Directors amounted to £0, £3,000 and £50,000, respectively.

Option activity under the plans has been as follows:

	Number of shares	Weighted average exercise price per share
Outstanding, December 31, 2000	5,912,598	£3.30
Granted below market price (weighted average fair value of £0.85)	119,658	£0.59
Granted above market price (weighted average fair value of £0.85)	3,860	£4.17
Granted at market price	258,412	£0.68
Forfeited	(730,730)	£2.88
Outstanding, December 31, 2001	5,563,798	£3.18
Granted below market price (weighted average fair value of £3.22)	1,700,228	£2.22
Granted above market price (weighted average fair value of £2.59)	1,363,709	£2.80
Exercised	(244,093)	£1.99
Forfeited	(584,574)	£2.52
Outstanding, December 31, 2002	7,799,068	£2.99
Granted below market price (weighted average fair value of £3.54)	2,013,805	£3.25
Granted above market price (weighted average fair value of £4.40)	3,842,562	£3.54
Exercised	(2,485,460)	£1.81
Forfeited	(542,330)	£3.58
Outstanding, December 31, 2003	10,627,645	£2.69

Additional information regarding options outstanding as of December 31, 2003 is as follows:

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number exercisable	Weighted average exercise price per share
£0.00-£1.25	3,295,323	5.8	£0.24	3,280,736	£0.24
£1.26-£3.00	2,646,615	8.2	£2.38	902,142	£2.24
£3.01-£4.00	1,667,478	8.5	£3.38	380,726	£3.36
£4.01-£4.44	1,232,313	9.7	£4.36	43,206	£4.23
£4.45-£6.52	1,785,916	5.9	£9.29	157,740	£5.91
£0.00-£6.52	10,627,645	7.88	£2.69	4,764,550	£1.09

Certain options granted are based on a percentage of shares outstanding at the exercise date. The amounts in the table above are calculated using the total number of outstanding shares at December 31, 2003.

At December 31, 2003, of the 9,415,045 shares reserved for issuance, 2,306,726 shares were remaining and available for grant as share options.

13.    Loss per share

All ordinary shares under option as of December 2003, 2002 and 2001 were considered anti-dilutive as a result of the loss recorded by the Group each year and are therefore not included in the computation of diluted earnings per ordinary share.

14.    Related parties

No material related party transactions have taken place in fiscal year 2003 or 2002 and no significant transactions with directors or other executive officers of ebookers plc have occurred during the period.

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

Also, in October 2001, the Group purchased certain assets from the liquidator of Lawson Interline Travel Limited for £160,000. In order to finance part of this, Firdaus Ruttousha, a director of Flightbookers Ltd., made a loan on an arm's length basis of £40,000 to ebookers plc. This loan carried an interest rate of 2 percent above the base rate. It was repaid in 2002.

15.    Commitments and contingencies

The Group has non-cancelable operating leases, primarily for computer hardware, that expire at various dates up to September 30, 2004. The Group also has an operating lease that expires in 2005 for the use of its head office in London. The annual rent under the lease is £391,800, which may be increased in 2005 based on market rates at that time. Rent expense for fiscal years 2003, 2002 and 2001 was £2,480,000, £1,311,383 and £1,029,647, respectively. Future minimum lease payments under non-cancelable operating leases at December 31, 2003 are as follows:

	Land and buildings £'000	Other £'000	Total £'000
2004	1,892	52	1,943
2005	1,348	18	1,366
2006	1,123	11	1,134
2007	1,059	6	1,065
2008	1,157	4	1,162
2009 and after	2,464	5	2,469
Total	9,043	96	9,139

The Group had capital commitments of £511,000 at the end of the financial year (2002: £nil).

As part of the nature of the industry, the Group provides bonds and guarantees to various parties including the Civil Aviation Authority, the Association of British Travel Agents and the International Association of Travel Agents. The amount guaranteed at 31 December 2003 was £12,654,000.

At December 31, 2003, the Group had outstanding letters of credit of $20,000 and unused letters of credit of £11,000. The letters of credit typically act as a guarantee of payment to travel partners and the relevant travel authorities. These letters of credit have not been drawn upon as at December 31, 2003.

From time to time, the Group may become involved in litigation in the normal course of business. Management is not aware of any threatened litigation or unasserted claims that would have a material effect on the Group's financial condition, results of operations, and cash flows.

16.    Minority Interest

On September 30, 2003, Kipotechniki BVBA ("Kipotechniki") agreed to invest in ebookers' Indian Business Process Outsourcing subsidiary, Tecnovate eSolutions Private Limited ("Tecnovate"), which provides back office services and administration to the ebookers group. Under the terms of the agreement, Kipotechniki agreed to invest $10,000,000 by acquiring 353,010 shares in Tecnovate at $28.32 per share, representing 6.25% of the enlarged share capital. The shares were to be issued in two equal tranches, with each tranche to be issued on receipt of an installment of $5,000,000.

The first installment was payable immediately and has been received. Kipotechniki acquired 176,505 shares in Tecnovate at $28.32 per share, representing 3.125% of the then enlarged share capital as a result. This partial disposal of Tecnovate has resulted in a profit of £2,840,000, which has been recognized in Other Income in the Consolidated Income Statement. The Group has not recognized a deferred tax liability of approximately £150,000 in respect of this partial disposal, for the undistributed earnings of Gate Pacific Limited, a 100 percent owned non-UK subsidiary that is in turn the parent company of Tecnovate, because the Group currently does not expect those unremitted earnings to become taxable to the Group in the foreseeable future.

The second installment was payable by December 31, 2003 but has not been received as of the date of this document, and therefore the second tranche of shares has yet to be issued. As a result, ebookers owns 96.875% of Tecnovate at December 31, 2003. We are in discussions with Kipotechniki regarding the terms of this second installment.

The September 30, 2003 agreement also specified that if a change of control of ebookers were to occur, ebookers and Kipotechniki would have the right, in their absolute discretion, to require the sale back to ebookers: (1) within the period from October 1, 2003 to June 30, 2004, the subscription shares acquired at the date of change of control, at a price of 125 percent of the original subscription price; (2) from July 1, 2004, the subscription shares, at an amount equal to their fair value. At this time ebookers believes that a change in control is remote and that therefore the fair value of the put option is immaterial.

17.    Subsequent events

On March 10, 2004, Travelbag Limited, a 100% owned subsidiary of ebookers plc, sold The Adventure Company (a division of Travelbag Limited) for a cash consideration of £3.1 million (plus retained cash in the business of £0.6 million). In 2003, The Adventure Company recorded revenues of £1.6 million and gross sales of £5.4 million.